As filed with the Securities and Exchange Commission on September 4, 2024
Registration No. 333-279690
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 3 to
FORM S-1
FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

SEAPORT ENTERTAINMENT GROUP INC.
(Exact name of registrant as specified in governing instruments)

Delaware	6510	99-0947924
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
199 Water Street, 28th Floor
New York, NY 10038
(212) 732-8257
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
Anton D. Nikodemus
Chief Executive Officer
Seaport Entertainment Group Inc.
199 Water Street, 28th Floor
New York, NY 10038
(212) 732-8257
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)
Copies to:

Michael Haas, Esq. Julian Kleindorfer, Esq. Abigail Smith, Esq. Alexa Berlin, Esq. Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 (212) 906-1200	Bartholomew A. Sheehan, Esq. Jason A. Friedhoff, Esq. Sidley Austin LLP 787 Seventh Avenue New York, New York 10019 (212) 839-5300
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box. ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “accelerated filer,” “large accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Smaller reporting company ☐	Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED SEPTEMBER 4, 2024
The information in this prospectus is not complete and may be changed. These securities may not be distributed until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not an offer to buy these securities in any state where the offer or sale is not permitted.
PRELIMINARY PROSPECTUS
SEAPORT ENTERTAINMENT GROUP INC.
Up to $175,000,000 in Subscription Rights to purchase up to
7,000,000 Shares of Common Stock
Seaport Entertainment Group Inc. (“Seaport Entertainment” or the “Company”) is distributing at no charge to the holders of our common stock transferable subscription rights to purchase up to an aggregate of 7,000,000 shares of our common stock at a cash subscription price of $25 per whole share. We refer to this offering as the “Rights Offering.” We are offering to each of our stockholders one subscription right for each full share of common stock owned by that stockholder as of the close of business on           , 2024, the record date. Each subscription right will entitle its holder to purchase            shares of our common stock. Additionally, rights holders who fully exercise their basic subscription rights will be entitled to subscribe for additional shares of our common stock that remain unsubscribed as a result of any unexercised basic subscription rights (the “over-subscription privilege”), subject to the ownership limitation described herein. The over-subscription privilege allows a rights holder to subscribe for additional shares of our common stock at the subscription price. We refer to the basic subscription rights and over-subscription privilege as “rights” or “subscription rights.”
The total purchase price of shares of common stock offered in the Rights Offering will be up to $175.0 million. To the extent you properly exercise your over-subscription privilege for an amount of shares of common stock that exceeds the number of the unsubscribed shares of common stock available to you, the subscription agent will return to you any excess subscription payments, without interest or penalty, as soon as practicable following the expiration of the Rights Offering. We are not requiring a minimum individual or overall subscription to complete the Rights Offering. The subscription agent will hold in escrow the funds we receive from subscribing stockholders until we complete or terminate the Rights Offering. Subscription rights may only be exercised in aggregate for whole numbers of our common stock; fractional shares of common stock or cash in lieu of fractional shares of common stock will not be issued in the Rights Offering. Any fractional shares of common stock resulting from the exercise of the basic subscription right will be eliminated by rounding down to the nearest whole share of common stock.
The Rights Offering will commence on           , 2024. The subscription rights will expire if they are not exercised by 5:00 p.m., New York City time, on           , 2024, the expiration date of the Rights Offering. We may, in our sole discretion, extend the period for exercising the subscription rights. We will extend the duration of the Rights Offering as required by applicable law, and we may choose to extend it if we decide that changes in the market price of our common stock warrant an extension or if we decide to give investors more time to exercise their subscription rights in the Rights Offering. Once you have exercised your subscription right your exercise may not be revoked. The rights are transferable subject to the conditions of the Rights Offering, as described herein. Subscription rights that are not exercised by the expiration date of the Rights Offering will expire and will have no value. You should carefully consider whether or not to exercise your subscription rights before the expiration date.
See “The Rights Offering” for additional information.
Pershing Square Capital Management, L.P., which through investment funds advised by it is our largest stockholder (“Pershing Square”), beneficially owns approximately 37.9% of our common stock before giving effect to the Rights Offering. We have entered into a backstop agreement (the “backstop agreement”) with Pershing Square, pursuant to which Pershing Square has agreed to (i) exercise its pro rata subscription right with respect to the Rights Offering and (ii) purchase from us, subject to the terms and conditions thereof, at the Rights Offering subscription price of $25 per share of common stock, any shares of our common stock not purchased upon the expiration of the Rights Offering, up to $175.0 million in the aggregate, such that the gross proceeds to us of the Rights Offering would be $175.0 million.
Prior to the distribution of our common stock in a spin-off transaction (the “spin-off”) by Howard Hughes Holdings Inc. (“HHH”) on July 31, 2024, there was no public market for our common stock. Following the spin-off, our common stock began trading on NYSE American LLC (“NYSE American”) under the symbol “SEG.” On September 3, 2024, the last reported sales price of our common stock on NYSE American was $29.73. As the rights are transferable, we expect the rights to trade on NYSE American under the symbol “SEG RT.” Prior to the Rights Offering, there has been no public market for the subscription rights and holders may not be able to resell rights offered under this prospectus. This may affect the pricing of the rights in the secondary market, the transparency and availability of trading prices and the liquidity of the rights.

	Per Share of Common Stock	Aggregate
Subscription Price	$25.00	$175,000,000
Estimated Expenses	$	$
Net Proceeds to Seaport Entertainment	$	$
An investment in our common stock involves significant risks. See “Risk Factors” beginning on page 24.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
In connection with this offering, Wells Fargo Securities, LLC, the dealer manager for this offering, will receive a fee for its marketing and soliciting services. See “Plan of Distribution.”
Neither we nor our board of directors makes any recommendation to holders regarding whether they should exercise or sell their subscription rights. As a result of the terms of this Rights Offering, stockholders who do not fully exercise their subscription rights will own, upon completion of the Rights Offering, a smaller proportional interest in our common stock than otherwise would be the case had they fully exercised their rights. See “Risk Factors” beginning on page 24 of this registration statement for more information.
If you have any questions or need further information about this Rights Offering, please call Georgeson LLC, our information agent for this Rights Offering, at (866) 410-6525. It is anticipated that delivery of the common stock purchased in this Rights Offering will be made on or about          , 2024.
The dealer manager for the Rights Offering:
Wells Fargo Securities

The date of this prospectus is           , 2024.

i

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement that we have filed with the SEC. The exhibits to the registration statement contain the full text of certain contracts and other important documents we have summarized in this prospectus. Since these summaries may not contain all the information that you may find important in deciding whether to purchase our common stock, you should review the full text of these documents. The registration statement and the exhibits can be obtained from the SEC as indicated under the section entitled “Where You Can Find Additional Information.”
We and our dealer manager, Wells Fargo Securities LLC (the “Dealer Manager”), have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. You should assume that the information appearing in this prospectus is accurate only as of the date on its cover page. Our business, financial condition, results of operations and prospects may have changed since those dates.

QUESTIONS AND ANSWERS ABOUT THE RIGHTS OFFERING
Q.What is the Rights Offering?
A.The Rights Offering is a pro rata distribution at no charge to holders of our common stock of transferable subscription rights to purchase up to an aggregate of 7,000,000 shares of our common stock at a cash subscription price of $25 per whole share. We are offering to each of our stockholders, either as a holder of record or, in the case of shares held of record by brokers, dealers, custodian banks or other nominees on your behalf, as a beneficial owner of those shares, one subscription right for each full share of common stock owned by that stockholder as of the close of business on           , 2024, the record date. Each subscription right will entitle its holder to purchase            shares of our common stock. Each subscription right contains the basic subscription right and an over-subscription privilege, as described below. This registration statement is registering both the subscription rights and the shares of common stock that may be issued pursuant to the exercise of subscription rights. Pershing Square beneficially owns approximately 37.9% of our common stock before giving effect to the Rights Offering. We have entered into a backstop agreement with Pershing Square, pursuant to which Pershing Square has agreed to (i) exercise its basic subscription rights with respect to the Rights Offering and (ii) purchase any shares of common stock not subscribed for by other stockholders at the Rights Offering price of $25 per share, up to $175.0 million in the aggregate. We expect to sell a minimum of 7,000,0000 shares of common stock and receive gross proceeds of $175.0 million in the Rights Offering. See “—How will the Rights Offering affect Pershing Square’s ownership of our common stock?”
Q.What is the basic subscription right?
A.The basic subscription right gives our stockholders the opportunity to purchase            shares of common stock at a subscription price of $25 per whole share. We have granted to you, as a stockholder of record on the record date, one transferable subscription right for every share of our common stock you owned at that time.
We determined the ratio of rights required to purchase one share of common stock by dividing $175.0 million by the subscription price of $25 to determine the number of shares of common stock to be issued in the Rights Offering and then dividing the number of shares of common stock to be issued in the Rights Offering by the            shares of our common stock outstanding on the record date. Accordingly, each subscription right allows the holder thereof to subscribe for            shares of common stock at the cash price of $25 per whole share. As an example, if you owned            shares of our common stock on the record date, you would receive            subscription rights pursuant to your basic subscription right that would entitle you to purchase            shares of common stock (rounded down to the nearest whole share) at a subscription price of $25 per whole share.
You may exercise all or a portion of your basic subscription right or you may choose not to exercise any subscription rights at all. However, if you exercise less than your full basic subscription right, you will not be entitled to purchase shares of common stock under your over-subscription privilege.
If you hold your shares in street name through a broker, bank or other nominee who uses the services of The Depository Trust Company (“DTC”), then DTC will issue one transferable subscription right to your nominee for every share of our common stock you own at the record date. Each subscription right can then be used to purchase            shares of common stock for each subscription right for $25 per whole share of common stock. As in the example above, if you owned              shares of our common stock on the record date, your nominee would receive           subscription rights and you would have the right to purchase            shares of common stock for $25 per share.

Q.What is the over-subscription privilege?
A.The over-subscription privilege of each subscription right entitles you, if you fully exercise your basic subscription right and subject to certain limitations, to subscribe for additional shares of our common stock, subject to the ownership limitation, at the same subscription price per share if any shares are not purchased by other holders of subscription rights under their basic subscription rights as of the expiration date.
Q.What if there are an insufficient number of shares of common stock to satisfy the over-subscription requests?
A.If there are an insufficient number of shares of our common stock available to fully satisfy the over-subscription requests of rights holders, whether due to all holders exercising their basic subscription rights in full, or due to over-subscription requests exceeding the number of shares not purchased by other holders of subscription rights under their basic subscription rights, subscription rights holders who exercised their over-subscription privilege will receive the available shares of common stock pro rata based on the number of shares of common stock each subscription rights holder subscribed for under the basic subscription right. “Pro rata” means in proportion to the number of shares of our common stock that you and the other subscription rights holders have purchased by exercising your basic subscription rights on your common stock holdings. Any excess subscription payments will be returned, without interest or deduction, promptly after the expiration of the Rights Offering.
Q.Will fractional shares be issued upon exercise of the subscription rights?
A.No. We will not issue fractional shares of common stock in this Rights Offering. Any fractional shares of our common stock created by the exercise of subscription rights will be rounded down to the nearest whole share. Any excess subscription payments received by the subscription agent will be returned by mail promptly after the expiration of the Rights Offering without interest or deduction.
Q.Why are you engaging in the Rights Offering?
A.The Rights Offering is being made to raise capital to provide us with additional liquidity. See “Use of Proceeds.” We believe raising capital through the Rights Offering as compared to other methods, such as an underwritten public offering of our common stock, has the advantage of providing our stockholders the opportunity to participate in this transaction on a pro rata basis and, if all stockholders exercise their rights, avoid dilution of their ownership interest in our company. The distribution of the rights, which themselves may have intrinsic value, will also give non-participating stockholders the potential of receiving a cash payment upon sale of their rights, which may be viewed as partial compensation for the possible dilution of their interests in us as a result of this Rights Offering.
Q.When will I receive my rights certificate?
A.Promptly after the date of this prospectus, the subscription agent will send a rights certificate to each registered holder of our common stock as of 5:00 p.m., New York City time, on the record date, based on our stockholder registry maintained at the transfer agent for our common stock. If you hold your shares of common stock in “street name” through a brokerage account, bank or other nominee, you will not receive a physical rights certificate. Instead, as described in this prospectus, you must instruct your broker, bank or nominee whether or not to exercise subscription rights on your behalf. If you wish to obtain a separate rights certificate, you should promptly contact your broker, bank or other nominee and request a separate rights certificate. It is not necessary to have a physical rights certificate to elect to exercise your subscription rights if your shares are held by a broker, bank or other nominee.

Q.What happens if I choose not to exercise my subscription rights?
A.You will retain your current number of shares of our common stock even if you do not exercise your basic subscription rights. However, if you do not exercise your basic subscription rights, the percentage of our common stock that you own will decrease, and your voting and other rights will be diluted. Holders of basic subscription rights who are unable or do not wish to exercise any or all of their rights may instruct the subscription agent to sell any unexercised rights.
Q.Can the board of directors amend, withdraw or terminate the Rights Offering?
A.Yes. Our board of directors reserves the right to amend, withdraw or terminate the Rights Offering at any time prior to the expiration of the Rights Offering for any reason. If the Rights Offering is terminated, any money received from subscribing stockholders will be refunded promptly via check without interest or deduction. To the extent that our board amends material terms of, withdraws or terminates the Rights Offering, we will notify our stockholders in a manner reasonably calculated to inform them about such action.
Q.When will the Rights Offering expire?
A.The subscription rights will expire, if not exercised, at 5:00 p.m., New York City time, on           , 2024, unless we decide to extend the Rights Offering until some later time. See “The Rights Offering—Expiration of the Rights Offering and Extensions, Amendments and Termination.” The subscription agent must actually receive all required documents and payments before that time and date in order for you to properly exercise your subscription rights. Although we will make reasonable attempts to provide this prospectus to our stockholders, the Rights Offering and all subscription rights will expire on the expiration date, whether or not we have been able to locate each person entitled to subscription rights. If you cannot deliver your documents and payment before the expiration date, you may follow the guaranteed delivery procedures described under “The Rights Offering—Guaranteed Delivery Procedures.”
Q.How do I exercise my subscription rights?
A.You may exercise your subscription rights by properly completing and signing your subscription rights certificate if you are a record holder of our common stock, or by properly completing the subscription documents received from your bank or broker-dealer if your shares of common stock are held in street name. Your subscription rights certificate, or properly completed subscription documents, as the case may be, together with full payment of the subscription price, must be received by Computershare Trust Company, N.A., the subscription agent for the Rights Offering and registrar for our common stock (“Computershare”), by 5:00 p.m., New York City time, on or prior to the expiration date of the Rights Offering, unless delivery of the subscription rights certificate is effected pursuant to the guaranteed delivery procedures described below. You must exercise your over-subscription privilege at the same time you exercise your basic subscription right in full. In exercising the over-subscription privilege, you must pay the full subscription price for all the shares you are electing to purchase. All funds received by the subscription agent from the exercise of subscription rights that are not fulfilled will be returned to investors, without interest, as soon as practicable after the Rights Offering has expired and all prorating calculations and reductions contemplated by the terms of the Rights Offering have been effected.
If you use the mail, we recommend that you use traceable or overnight mail, properly insured, with return receipt requested. We will not be obligated to honor your exercise of subscription rights if the subscription agent receives the documents relating to your exercise after the Rights Offering expires, regardless of when you transmitted the documents.
v

Q.May I transfer or sell my subscription rights if I do not want to purchase any shares of common stock?
A.Yes. As the rights are transferable, we expect the rights to trade on NYSE American under the symbol “SEG RT.” See “The Rights Offering—Transfers and Sales of Rights” for additional information on how to transfer or sell your subscription rights.
Q.What should I do if I want to participate in the Rights Offering but my shares of common stock are held in the name of my broker, custodian bank or other nominee?
A.If you hold shares of our common stock through a broker, custodian bank or other nominee, we will ask your broker, custodian bank or other nominee to notify you of the Rights Offering. If you wish to exercise your subscription rights, you will need to have your broker, custodian bank or other nominee act for you. To indicate your decision, you should complete and return to your broker, custodian bank or other nominee the form entitled “Beneficial Owner Election Form.” You should receive this form from your broker, custodian bank or other nominee with the other the Rights Offering materials. You should contact your broker, custodian bank or other nominee if you do not receive this form, but you believe you are entitled to participate in the Rights Offering.
Q.Will I be charged a sales commission or a fee if I exercise my subscription rights?
A.We will not charge a brokerage commission or a fee to subscription rights holders for exercising their subscription rights. However, if you exercise your subscription rights through a broker, custodian bank or nominee, you will be responsible for any fees charged by your broker, custodian bank or nominee.
Q.Are there any conditions to or restrictions on my right to exercise my subscription rights, my ability to exercise my over-subscription privilege or my ability to acquire rights in addition to the basic subscription right?
A.Yes. The Rights Offering is subject to certain limited conditions. See “The Rights Offering—Conditions, Amendment, Withdrawal and Termination.”
Additionally, we will not issue shares of our common stock to you pursuant to the Rights Offering if doing so would result in a violation of the ownership limitation described herein, provided that the ownership limitation does not apply to Pershing Square. If you acquire additional rights, the exercise of which would cause you to violate the ownership limitation, we reserve the right to reject your exercise of those rights in full, or we may accept your exercise of those rights only to the extent that the exercise will not violate the ownership limitation. Such determinations will be made in our sole and absolute discretion. See “The Rights Offering—Ownership Limitation.”

Q.Will our executive officers and directors exercise their subscription rights?
A.Our executive officers and directors may participate in the Rights Offering at the same subscription price as all other stockholders, but none of our executive officers and directors are obligated to so participate.
Q.What is the recommendation of the board of directors regarding the Rights Offering?
A.Although the Rights Offering has been approved by HHH’s board of directors prior to the spin-off, as well as our board of directors, and the terms of the backstop agreement with Pershing Square were approved by a special committee (comprised solely of independent directors) of HHH’s board of directors as well as our board of directors prior to the spin-off, neither we nor HHH, nor our or HHH’s board of directors are making any recommendation as to whether or not you should exercise your subscription rights. You are urged to make your decision based on your own assessment of your best interests and the Rights Offering and after considering all of the information herein, including the “Risk Factors” section of this prospectus. You should not view HHH’s and our board’s approval of the Rights Offering, or the backstop agreement with Pershing Square pursuant to which it has agreed to exercise all of its subscription rights and to provide a backstop for the Rights Offering, as a recommendation or other indication that the exercise or sale of your subscription rights is in your best interests.
Q.How was the $25 per whole share of common stock subscription price established?
A.The subscription price per share for the Rights Offering was determined by a special committee (comprised solely of independent directors) of the board of directors of HHH whose members are not affiliated with, and do not have a financial interest in, Pershing Square. This price was determined in connection with the negotiation of the backstop agreement. In evaluating the subscription price, the special committee considered a number of factors, including, the estimated value of the assets that comprise our portfolio, including an analysis of the same by an independent valuation firm; appraisals of certain of our assets, including appraisals used by HHH in connection with preparing its GAAP financial statements; our anticipated net asset and gross enterprise value, which take into account our anticipated net working capital, our capital structure and the amount of debt we have following completion of the spin-off; and the price at which Pershing Square has agreed to backstop the Rights Offering pursuant to the backstop agreement. In considering the terms of the backstop agreement with Pershing Square, the special committee also took into account advice of financial advisors and counsel in concluding that the subscription price is in our and HHH’s best interests. Based on these considerations, the board of directors of HHH determined that the $25 subscription price per share represented an appropriate subscription price.
The subscription price does not necessarily bear any relationship to the book value of our assets or our past operations, cash flows, losses, financial condition, net worth or any other established criteria used to value securities. You should not consider the subscription price to necessarily be an indication of the fair value of the common stock to be offered in this offering. After the date of this prospectus, our common stock may trade at prices above or below the subscription price. For a discussion of recent trading prices of our common stock on NYSE American, see “Public Market for Our Common Stock.”
Q.Is it risky to exercise my subscription rights?
A.The exercise of your subscription rights involves risks. Exercising your subscription rights means buying additional shares of our common stock and should be considered as carefully as you would consider any other equity investment. You should carefully consider the information under the heading “Risk Factors” and all other information included herein before deciding to exercise or sell your subscription rights.
Q.Am I required to subscribe in the Rights Offering?
A.No. If you do not exercise any subscription rights, the number of shares of our common stock you own will not change. However, if you choose not to exercise your subscription rights, your ownership interest in us will be diluted by other stockholder purchases. In addition, if you do not exercise your basic subscription right in full, you will not be entitled to participate in the over-subscription privilege. See “Risk Factors—Stockholders who do not fully exercise their rights will have their interests diluted.”
Q.How do I exercise my subscription rights if I live outside the United States?
A.Subscription rights certificates will only be mailed to holders as of the record date whose addresses are within the United States (other than an APO or FPO address). Holders as of the record date whose addresses are outside the United States or who have an APO or FPO address and who wish to subscribe to the Rights Offering either in part or in full should contact our information agent, Georgeson LLC, in writing or by recorded telephone conversation no later than five business days prior to the Expiration Date. See “The Rights Offering—Foreign Restrictions.”

Q.After I exercise my subscription rights, can I change my mind and cancel my purchase?
A.No. Once you send in your subscription rights certificate and payment you cannot revoke the exercise of your subscription rights, even if the market price of our common stock is below the $25 per whole share of common stock subscription price. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of our common stock at a price of $25 per whole share. Subscription rights not exercised prior to the expiration of the Rights Offering will expire and will have no value.
Q.What are the U.S. federal income tax consequences of receiving or exercising my subscription rights?
A.Although the authorities governing transactions such as the Rights Offering are complex and unclear in certain respects (including with respect to the effects of the over-subscription privilege), we believe and intend to take the position that a holder’s receipt or exercise of rights should generally be nontaxable for U.S. federal income tax purposes. This position regarding the non-taxable treatment of the Rights Offering is, however, not binding on the U.S. Internal Revenue Service (the “IRS”) or the courts. You should consult your tax advisor as to the particular tax consequences to you of the receipt of rights in the Rights Offering and the exercise, sale or lapse of the rights, including the applicability of any state, local or non-U.S. tax laws in light of your particular circumstances. For a more detailed discussion, see “Material U.S. Federal Income Tax Consequences.”
Q.If the Rights Offering is not completed, will my subscription payment be refunded to me?
A.Yes. The subscription agent will hold all funds it receives in a segregated bank account until completion of the Rights Offering. If the Rights Offering is not completed, all subscription payments that the subscription agent receives will be returned via check, without interest or deduction, as soon as practicable after the Rights Offering has expired. If you own shares of common stock in “street name,” it may take longer for you to receive payment because the subscription agent will return payments to the record holder of your shares of common stock.
Q.How does the backstop commitment work?
A.Pursuant to the backstop agreement, Pershing Square has agreed to, subject to the terms and conditions in the backstop agreement, (i) exercise its basic subscription right with respect to the Rights Offering and (ii) purchase from us, subject to the terms and conditions thereof, at the Rights Offering subscription price, any unsubscribed shares of common stock up to $175.0 million in the aggregate, such that gross proceeds of the Rights Offering would be $175.0 million. See “The Rights Offering—The Backstop Commitment.”
Q.Why is there a backstop purchaser?
A.Pershing Square has committed to acting as a backstop purchaser to ensure that we receive a minimum level of gross proceeds from the Rights Offering of $175.0 million. Pershing Square’s obligations to purchase shares of common stock under the backstop agreement are subject to the satisfaction or waiver of specified conditions. See “—Are there any conditions to Pershing Square’s obligations to purchase shares of common stock?”
Q.Will Pershing Square receive a fee for providing the backstop commitment?
A.No. Pershing Square will not receive a fee of consideration for providing the backstop commitment. However, we have agreed to reimburse any reasonable and documented out-of-pocket third-party expenses Pershing Square incurs in connection with the negotiation, execution and delivery of the backstop agreement and the transactions contemplated by the agreement, including all reasonable and documented legal fees.

Q.Are there any conditions to Pershing Square’s obligations to purchase shares of common stock?
A.Yes. Pershing Square’s obligations under the backstop agreement are subject to the satisfaction or waiver of specified conditions, including, but not limited to, our compliance with the covenants in the backstop agreement, each of our representations and warranties being true and correct in all material respects and no material adverse change with respect to our business and operations having occurred. See “The Rights Offering—The Backstop Commitment.”
Q.When do the obligations of the backstop purchaser expire?
A.Pershing Square’s commitment to backstop the Rights Offering pursuant to the backstop agreement expires on October 25, 2024.
Q.How many shares of common stock will be outstanding after the Rights Offering?
A.We expect approximately            shares of our common stock will be outstanding immediately after the completion of the Rights Offering, assuming full exercise of each holder’s basic subscription rights.
Q.How will the Rights Offering affect Pershing Square’s ownership of our common stock?
A.Pershing Square beneficially owns approximately 37.9% of our common stock before giving effect to the Rights Offering. As a stockholder of Seaport Entertainment as of the record date, Pershing Square will have the right to subscribe for and purchase shares of our common stock under the basic subscription right and the over-subscription privilege. If all subscription rights holders fully exercise their basic subscription rights in the Rights Offering, Pershing Square is expected to own the same percentage of our common stock as it owned immediately prior to the Rights Offering. If Pershing Square is the only holder of rights who exercises its rights in the Rights Offering and no other subscription rights holders exercise their subscription rights in the Rights Offering, Pershing Square would own approximately 72.3% of our common stock immediately following the Rights Offering and Pershing Square’s fulfillment of its backstop commitment. Any shares of our common stock purchased by Pershing Square pursuant to the backstop agreement would be issued in a private placement transaction, exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, will be restricted securities. We also expect to enter into an investor rights agreement with Pershing Square pursuant to which we expect to grant registration rights with respect to all registrable securities to be held by it. While the investor rights agreement is not expected to contain any restrictions on Pershing Square’s ability to dispose of our securities, in connection with the Rights Offering Pershing Square has agreed not to directly or indirectly sell, offer to sell, enter into any agreement to sell, or otherwise dispose of any of our equity or equity-related securities or securities convertible into or exchangeable for such securities, subject to certain exceptions, for a period of 180 days from the date of this prospectus.
If Pershing Square’s ownership of our common stock increases to more than 50%, we may be eligible to be treated as a “controlled company” for NYSE American purposes, which would allow us to opt out of certain NYSE American corporate governance requirements, including requirements that: (1) a majority of the board of directors consist of independent directors; (2) compensation of officers be determined or recommended to the board of directors by a majority of its independent directors or by a compensation committee that is composed entirely of independent directors; and (3) director nominees be selected or recommended by a majority of the independent directors or by a nominating committee composed solely of independent directors. In addition, Pershing Square would be able to control virtually all matters requiring stockholder approval, including the election of our directors. See “The Rights Offering—The Backstop Commitment” and “The Rights Offering—Effects of the Rights Offering on Pershing Square’s Stock and Ownership.”

Q.If I exercise my subscription rights, when will I receive shares of common stock purchased in the Rights Offering?
A.We will deliver to the record holders who purchase shares of our common stock in the Rights Offering DRS Statements representing the shares of common stock purchased as soon as practicable after the expiration date of the Rights Offering and after all pro rata allocations and adjustments have been completed. We will not be able to calculate the number of shares of common stock to be issued to each exercising holder until 5:00 p.m., New York City time, on the third business day after the expiration date of the Rights Offering, which is the latest time by which subscription rights certificates may be delivered to the subscription agent under the guaranteed delivery procedures described under “The Rights Offering—Guaranteed Delivery Procedures.”
Q.Will the rights be listed on a stock exchange or national market?
A.The subscription rights are transferable during the course of the subscription period. As the rights are transferable, we expect the rights to trade on NYSE American under the symbol “SEG RT” beginning one business day prior to the record date. We expect that any such trading will continue until the close of business on the last trading day before the expiration of the Rights Offering. As a result, you may transfer or sell your subscription rights if you do not want to purchase any shares of our common stock. However, the subscription rights are a new issue of securities with no prior trading market, and we cannot provide you with any assurances as to the liquidity of any trading market for the subscription rights or the market value of the subscription rights.
Q.To whom should I send my forms and payment?
A.The subscription agent is Computershare. If your shares of common stock are held in the name of a broker, dealer or other nominee, then you should send your applicable subscription documents to your broker, dealer or other nominee. If you are a record holder, then you should send your applicable subscription documents, by overnight delivery, first class mail or courier service to:
Computershare Trust Company, N.A.

via U.S. postal service first class mail to:
Computershare
c/o Voluntary Corporate Actions
P.O. Box 43011
Providence, RI 02940-3011; or

by overnight delivery to:
Computershare
c/o Voluntary Corporate Actions
150 Royall Street, Suite V
Canton, MA 02021

or visit the subscription rights website. Delivery of your subscription documents to an address other than as set forth above does not constitute a valid delivery.
We will pay the fees and expenses of the subscription agent and have agreed to indemnify the subscription agent against certain liabilities that it may incur in connection with the Rights Offering.
You are solely responsible for timely completing delivery to the subscription agent of your subscription documents, subscription rights certificate and payment. We urge you to allow sufficient time for delivery of your subscription materials.
x

Q.What should I do if I have other questions?
A.If you have questions or need assistance, please contact the information agent, Georgeson LLC, at (866) 410-6525.

Key Dates for the Rights Offering

Subscription rights begin trading on a “when-issued” basis under ticker symbol “SEG RTWI”	, 2024
Record date	5:00 p.m., New York City time, on , 2024
Launch of Rights Offering and distribution of rights	, 2024
Subscription rights begin “regular way” trading under ticker symbol “SEG RT”	, 2024
Trading of subscription rights ends	Close of trading on , 2024
Expiration date	5:00 p.m., New York City time, on , 2024
Notice of guarantee delivery due	5:00 p.m., Eastern Time, on , 2024

SUMMARY
This summary highlights information included elsewhere in this registration statement and does not contain all of the information that may be important to you. You should read this entire registration statement carefully, including the information contained in the sections titled “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements,” “Unaudited Pro Forma Combined Financial Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and the notes thereto (the “Combined Financial Statements”).
Our Company
Seaport Entertainment was formed to own, operate and develop a unique collection of assets positioned at the intersection of entertainment and real estate. Our objective is to integrate our one-of-a-kind real estate assets with a variety of restaurant, retail and leisure offerings to form vibrant mixed-use destinations where our customers can work, play and socialize in one cohesive setting. To achieve this objective, we are focused on delivering best-in-class experiences for our surrounding residents, customers and tenants across the three operating segments of our business: (1) Landlord Operations; (2) Hospitality; and (3) Sponsorships, Events, and Entertainment. Our assets, which are primarily concentrated in New York City and Las Vegas, include the Seaport in Lower Manhattan (the “Seaport”), a 25% minority interest in Jean-Georges Restaurants (“JG”) as well as other partnerships, the Las Vegas Aviators Triple-A baseball team (the “Aviators”) and the Las Vegas Ballpark and an interest in and to 80% of the air rights above the Fashion Show mall in Las Vegas (the “Fashion Show Mall Air Rights”). We believe the uniqueness of our assets, the customer-centric focus of our business and the ability to replicate our destinations in other locations collectively present an attractive investment opportunity in thematically similar but differentiated businesses, all of which are positioned to grow over time.
The Seaport is a historic neighborhood in Lower Manhattan on the banks of the East River and within walking distance of the Brooklyn Bridge. With roots dating back to the 1600s and a strategic location in Lower Manhattan, the Seaport attracts millions of visitors every year. The Seaport spans approximately 478,000 square feet, the majority of which is dedicated to entertainment, retail and restaurant uses, and in 2023, the Seaport hosted over 200 public and private events. Among the highlights of the Seaport are: The Rooftop at Pier 17®, a 3,500-person concert venue; the Tin Building, a 54,000-square-foot culinary marketplace leased to an unconsolidated joint venture between us and a subsidiary of JG; the Lawn Club, an immersive indoor/outdoor lawn game entertainment venue and another of our unconsolidated joint ventures; a historic cobblestone retail district; six additional retail and food and beverages concepts, four of which are unique to the Seaport; and a 21-unit residential building with approximately 5,500 square feet of ground floor space. In addition, the Company owns 250 Water Street, a one-acre development site directly adjacent to the Seaport, approved for 547,000 zoning square feet of market rate and affordable housing, office, retail and community-oriented gathering space. We are in the process of further transforming the Seaport from a collection of unique assets into a cohesive and vibrant neighborhood that caters to the broad needs of its residents and visitors. By continuing this integration, we believe we can drive further consumer penetration across all our restaurant, retail and event offerings, and make the Seaport our model for potential future mixed-use opportunities.
Jean-Georges Restaurants is a world-renowned hospitality company operated by Michelin-star chef Jean-Georges Vongerichten. JG was formed in 1997 and has grown from 17 locations in 2013 to over 43 high-end restaurant concepts across five continents, 13 countries and 24 markets, including our joint venture tenant, the Tin Building by Jean-Georges, located in the heart of the Seaport. JG’s expertise and versatility allow it to serve the culinary needs of its customers. With an asset-light platform and highly regarded brand recognition, JG is able to enter new markets and provide customers with a range of culinary options, from high-end restaurants to fast casual concepts to high-quality wholesale products. We believe there is an opportunity for JG’s food and beverage offerings to anchor the destinations we are seeking to create and help differentiate our business from the typical asset mix found in traditional real estate development and landlord operations.
The Las Vegas Aviators are a Minor League Baseball (“MiLB”) team and the current Triple-A affiliate of the Oakland Athletics (the “Athletics”) Major League Baseball (“MLB”) team. As the highest-grossing MiLB team, and a critical component of the Summerlin, Nevada community, we believe the Aviators are a particularly attractive aspect of our portfolio. Seaport Entertainment wholly owns the Aviators, which generate cash flows from ticket sales, concessions, merchandise and sponsorships. In addition to the team, Seaport Entertainment owns the Aviators’ 10,000-person capacity ballpark, which is located in the heart of Downtown Summerlin. Completed in 2019, the ballpark is one of the newest stadiums in the minor league system and was named the “Triple-A Best of the Ballparks” by Ballpark Digest in 2019, 2021 and 2022. This renowned ballpark regularly has upwards of 7,000 fans per game and was chosen to host the Triple-A National Championship Game in 2022 and 2023. In addition to approximately 70 baseball games each year, the ballpark hosts at least 30 other special events, which provide incremental cash flow primarily during the baseball offseason. These events, which include festive holiday attractions, ballpark tours, movie nights, concerts and more, have also integrated the ballpark into the life and culture of Summerlin. As a result, we believe we are uniquely positioned to serve the entertainment needs of this community as it expands in the coming years.
We also have the right to develop, together with an interest in and to 80% of, the air rights above the Fashion Show mall in Las Vegas, representing a unique opportunity to vertically develop a high-quality, well-located real estate asset, which may potentially include a new casino and hotel. The Fashion Show mall, located just northwest of the Sphere and south of the Wynn West project and the new Resorts World Las Vegas, and directly across the street from the Wynn Las Vegas hotel, casino and golf course, is the 25th largest mall in the country, with over 1.8 million square feet and approximately 250 retailers.
We have a history of incurring net losses, and we currently expect to experience negative operating cash flow for the foreseeable future. To facilitate the implementation of our business plan with the goal of achieving profitability, Seaport Entertainment is conducting the Rights Offering. We have entered into a backstop agreement with Pershing Square, pursuant to which Pershing Square has agreed to (i) exercise its pro rata subscription right with respect to the Rights Offering at a price of $25 per share of our common stock and (ii) purchase any shares not purchased upon the expiration of the Rights Offering at the Rights Offering price, up to $175.0 million in the aggregate. The backstop agreement could result in Pershing Square’s affiliated funds owning as much as 72.3% of our common stock if no other stockholders participate in the Rights Offering. Any capital raised through the Rights Offering would further strengthen our balance sheet. With over $203.4 million of liquidity, primarily consisting of (i) $23.4 million of cash contributed by HHH pursuant to the Separation Agreement (as defined herein) that we entered into in connection with our separation from HHH (the “separation”), (ii) expected gross proceeds from the Rights Offering and (iii) amounts available under the Revolving Credit Agreement (as defined herein), we believe we will have ample capital to support the existing business and facilitate the Company’s business plan.
Our Strategy
Seaport Entertainment’s business plan is to focus on realizing value for its stockholders primarily through dedicated management of its existing assets, expansion of existing and creation of new partnerships, strategic acquisitions and completion of development projects. The Company’s existing portfolio encompasses a wide range of leisure and recreational activities, including live concerts, fine dining, professional sports and high-end and experiential retail. As a result, we believe Seaport Entertainment is well-positioned to capitalize on trends across the travel, tourism and leisure industries and appeal to today’s consumer who often values experiences over goods.
Create Unique Entertainment Destinations Within Sought-After Mixed-Use Commercial Hubs. Seaport Entertainment’s portfolio of premier, non-commoditized and destination-focused properties caters to a wide range of consumers. We intend to drive this high-quality product offering by focusing on best-in-class experience-based tenants and partnerships, in addition to integrating sought-after events to drive foot traffic throughout our portfolio. By continuing to offer high quality food and beverage and entertainment options across our portfolio, we seek to create unique, cohesive environments that serve the various needs of our customers and offer more than just a single product or experience. By developing destinations that have multiple touchpoints with our visitors, we believe Seaport Entertainment is well-positioned to grow its revenue base over time by driving increased penetration.
Lease-Up Existing Assets at the Seaport. The portfolio of assets within Landlord Operations at the Seaport was 67% leased and 65% occupied as of June 30, 2024. Our dedicated management team is focused on leasing up the Seaport and improving occupancy levels, which we believe will drive foot traffic to the area and improve performance at the Seaport’s food and beverage and entertainment assets. For example, we are evaluating the use of some of our vacant space for a variety of hospitality offerings. Additionally, we recently leased 41,515 square feet of office space to a high-end retail company for their New York headquarters.
Improve Efficiencies in our Operating Businesses. We believe the third-party managers of our operating businesses have numerous opportunities to drive efficiencies and increase margins. Through our dedicated management team, which has significant experience operating entertainment-related assets, we are focused on maximizing our revenues and rightsizing costs. For example, we are exploring the possibility of internalizing certain of our food and beverage operations, which we believe has the potential to drive increased operational focus and efficiencies.
Expand the Jean-Georges Partnership. Our JG investment has multiple avenues for core growth that could propel this business, including: the opening of new restaurants and luxury marketplaces; introducing a franchise model for certain Jean-Georges concepts; launching fast-casual and quick service restaurant concepts that allow for significant scale; and leveraging the Jean-Georges brand via private label wholesale product distribution. Additionally, we believe we will be able to work with JG to identify additional operating efficiencies.
Leverage Events and Sponsorships to Create a Flywheel Effect at the Seaport. The Seaport’s events, particularly its Rooftop Summer Concert Series, and the Seaport’s year-round programs focused on kids, fitness, arts, sounds, and cinema, drive foot traffic to the entire neighborhood, which in turn creates opportunities for our restaurant and retail tenants as well as our sponsorship business. We are focused on creating a flywheel effect, where visitors who are drawn to the Seaport for an event receive targeted benefits from our sponsors and are engaged by our retail and dining options before and after that event. Our in-house marketing team is also leveraging the success of our Summer Concert Series to advertise all of the offerings at the Seaport to a growing social media following.
Improve and Increase Special Event Offerings at the Las Vegas Ballpark. The Las Vegas Ballpark is a key feature of Summerlin, Nevada, a thriving community outside of Las Vegas. By improving and increasing the special events offerings at the ballpark, we plan to further integrate the venue into the daily lives of Summerlin’s residents. The ballpark currently hosts approximately 70 baseball games, with 65 in 2021 and 75 in both 2023 and 2022. While preparing the stadium and field for baseball season does require approximately one month, there is significant room for special events through the rest of the year. We are required to host at least 30 “special events” each year pursuant to our naming rights agreement with the Las Vegas Convention and Visitors Authority (the “LVCVA”). In 2021 and 2022, we hosted 120 and 115 special events, generating approximately $940,000 and $2.8 million in revenue, respectively. In 2023, although we only hosted 78 special events, these events generated approximately $5.7 million in revenue. We plan to continue to seek opportunities to improve our existing events and identify more impactful revenue generating events that engage and entertain the community.
Opportunistically Acquire Attractive Entertainment-Related Assets and Utilize Strategic Partnerships. Over time, we intend to evaluate and ultimately acquire additional entertainment-related real estate and operating assets. These assets may include but are not limited to stadiums, sports and gaming attractions, concert and entertainment venues, food halls and other restaurant concepts. In addition to acquisitions, we plan to utilize strategic partnerships to accelerate our long-term growth. To execute on this strategy, we intend to leverage our unique experience at the Seaport, where we already successfully work with an array of top-tier partners in the entertainment space.
Develop Owned Land Parcels and the Fashion Show Mall Air Rights. Seaport Entertainment currently has two sizeable development opportunities: 250 Water Street and the Fashion Show Mall Air Rights. Each opportunity, if transacted on, could represent a significant driver of long-term growth.
Competitive Strengths
Unique Focus on the Intersection of Entertainment and Real Estate to Create Inclusive, Consumer-Centric Destinations. Seaport Entertainment will be one of the few publicly traded companies focused on the intersection of entertainment and real estate. Unlike real estate investment trusts, which have limitations on their ability to invest in non-real estate assets, Seaport Entertainment will have flexibility to invest in both real estate as well as entertainment-focused operating assets. We intend to create communities and experience-driven neighborhoods as opposed to standalone assets. As a result, our focus on the social needs of our customers and providing an array of food, entertainment and leisure options to keep them engaged distinguishes our business from traditional real estate development and landlord operations.
High-Quality Portfolio in High-Barrier to Entry, Top-Tier Destinations. Seaport Entertainment’s portfolio consists of unique, high-quality assets that were acquired and developed over many years to create a one-of-a-kind portfolio. As a result, there is a high barrier to replicating Seaport Entertainment’s business. The quality of the assets is complimented by the desirability of their locations: primarily Lower Manhattan and Las Vegas, where there are substantial barriers to entry. New York City has over 8.3 million residents and a thriving tourism industry, with 64.5 million tourists anticipated to visit in 2024. Las Vegas is the largest city in Nevada, with over 650,000 residents and a growing professional sports industry. In 2023, nearly 40 million people visited Las Vegas, spending over $51 billion.
Embedded Potential Upside Within Landlord Operations Segment. Our focus on increasing the occupancy of the assets in our Landlord Operations segment is expected to drive incremental upside. For example, at the Seaport, Pier 17 was 54% leased and 47% occupied as of June 30, 2024, with available space across its third and fourth floors that benefit from panoramic views of the Brooklyn skyline and the Brooklyn Bridge. Driven by a dedicated management team primarily focused on performance at this and other assets, we believe the Company has substantial internal growth prospects.
Thematically-Focused, Diversified Assets. While the focus of the Company is on entertainment, the assets encompass a wide range of leisure and recreational activities, including live concerts, fine dining, professional sports and high-end and experiential retail. Seaport Entertainment is not limited to a particular type of entertainment asset, and as a result, it seeks to meet the needs of different customers with the flexibility to adapt to changes in consumer trends, which today favor experiences over products. Unlike traditional landlords and real estate developers, which are focused on building and leasing space, we are a customer-centric business that is responsible for filling the space that we develop, own and lease with offerings that entice and engage our visitors.
Balance Sheet Positioned to Support Business Plan. In connection with the Rights Offering, we have entered into a backstop agreement with Pershing Square, pursuant to which Pershing Square has agreed to (i) exercise its pro rata subscription right with respect to the Rights Offering at a price of $25 per share of our common stock and (ii) purchase any shares not purchased upon the expiration of the Rights Offering at the Rights Offering price, up to $175.0 million in the aggregate. We have a history of net losses, with a net loss of $79.1 million for the six months ended June 30, 2024 and net losses of $838.1 million ($128.6 million excluding an impairment charge of $672.5 million for our assets and $37.0 million for unconsolidated ventures) and $111.3 million for the years ended December 31, 2023 and 2022, respectively, and our audited financial statements for the fiscal year ended December 31, 2023 were prepared on a going concern basis. See “Risk Factors—Risks Related to Our Business and Our Industry—Although our financial statements have been prepared on a going concern basis, our independent auditors in their report accompanying our combined financial statements for the year ended December 31, 2023 believe that our recurring losses from operations and other factors have raised substantial doubt about our ability to continue as a going concern as of December 31, 2023” for additional information. We currently expect to experience negative operating cash flow for the foreseeable future as we implement our business plan to achieve profitability. However, we believe the Company’s cash balance following the contribution of $23.4 million of cash by HHH pursuant to the Separation Agreement and the capital raised from the Rights Offering, along with amounts available under the Revolving Credit Agreement, will be sufficient to meet our working capital and capital expenditure needs for the next twelve months and will give us significant liquidity and financial flexibility to both support the existing business and facilitate the Company’s business plan. While we have no specific plans to incur additional debt in the next 12 months, we preserve the option to do so in the event of appropriate circumstances.
Scalable Platform. Embedded in Seaport Entertainment’s assets are multiple avenues for potential growth, including through the expansion of existing partnerships and development of existing sites. More broadly, we believe the Company’s focus on the intersection of entertainment and real estate is readily scalable, given the ability to pursue opportunities in leisure, tourism, hospitality, gaming, food and beverage and live entertainment spaces. We view these avenues of growth holistically, as components and levers to create broader communities that engage our visitors and provide reasons to spend more time at our locations.
•Live Events Opportunity. The demand for live music is strong and accelerating worldwide. According to Live Nation, in 2023, concert attendance was up 20% year-over-year, with over 145 million fans attending over 50,000 events. Fee-bearing gross transaction value was up 30% year-over-year in 2023. In the second quarter of 2024, Live Nation concert ticket sales were pacing up almost 3% compared to the same period in 2023, with over 153 million tickets sold. Social media is also fueling fan interest in attending concerts, with Live Nation reporting that, as of February 2024, approximately 90% of live music goers agreed that seeing live music content on social media makes them want to attend shows. Seaport Entertainment’s Summer Concert Series has experienced similar strong demand. In 2021, we hosted 30 concerts and sold over 84,000 tickets. In 2022, we hosted 60 shows and sold approximately 186,000 tickets, which was an approximately 50% increase in ticket sales compared to pre-pandemic levels. In 2023, we hosted 63 shows and sold approximately 204,000 tickets, representing a 9.9% increase in sales from the prior year. Based on these metrics, Seaport Entertainment views the live event/concert space to be an attractive opportunity for strong growth.
•Food and Dining Opportunity. Seaport Entertainment plans to leverage the growing consumer appetite for unique restaurant experiences as a catalyst to further expand its culinary footprint. According to the U.S. Department of Agriculture, consumers spent more on food in 2022 than ever before, even after adjusting for inflation. Of the total amount spent on food, consumer purchases for food away from home, including restaurants, have accelerated since the onset of the COVID-19 pandemic. As of 2022, expenditures on food away from home accounted for 54% of total food spending, marking a stark rise from its 48% market share in 2020, according to the U.S. Department of Agriculture. According to restaurant marketing platform BentoBox’s 2023 Restaurant Trend Report, in 2023, diners spent approximately 7% more on restaurants than they did in 2022. In the second quarter of 2024, our Hospitality segment generated $8.9 million in revenue, representing a 8% decrease from second quarter of 2023. In 2023, our Hospitality segment generated $33.0 million in revenues, representing a 23% decrease from 2022, and in 2022, our Hospitality segment revenue was $42.6 million, which was a 41% increase from 2021. Our Hospitality-related period-over-period comparisons do not adjust for operational revisions to our asset strategies from period to period, such as closing restaurant concepts or redirecting operations to use space for private events and/or concerts. Furthermore, our Hospitality segment includes equity earnings from our unconsolidated joint ventures, which primarily relate to our interest in the Tin Building by Jean-Georges joint venture. Although these joint ventures generate food and beverage revenue, our share of this revenue is recognized in equity earnings and not Hospitality revenue. The Tin Building by Jean-Georges joint venture generated food, beverage, and retail revenues of $8.5 million in the second quarter of 2024, $32.4 million in 2023, and $8.2 million in 2022. Based on the trend of growing demand for food and beverage offerings and our increased focus on food and beverage programming within the Seaport neighborhood, we believe there is an attractive opportunity to both improve the performance of our Hospitality segment and grow our food and beverage offerings.
•Sports and Gaming Opportunity. Consumer spending toward sporting events has demonstrated tremendous strength over the last few years. According to StubHub’s 2023 Year in Live Experiences Report:
◦NFL sales heading into the 2023 season were double from 2022.
◦College football sales were up almost 50% at season start.
◦NHL sales were trending nearly double last season’s start.
◦NBA sales on StubHub at season start were up nearly 60%.
◦MLS sales were up over 2.5x compared to 2022.
According to StubHub’s 2024 MLB Season Preview, as of mid-March 2024, MLB ticket sales were up by over 60% compared to the same time last year. Similarly, admission prices for sporting events rose significantly in 2023. According to the Bureau of Labor Statistics, in October 2023, admission prices for sporting events increased by 25.1% year-over-year, which was the highest annualized growth rate measured by the CPI inflation gauge. In 2022 and 2023, we sold approximately 396,000 and 388,000 total tickets to Aviators games, respectively, generating revenue of approximately $9.4 million at an average ticket price of $23.88 and revenue of approximately $9.0 million at an average ticket price of $23.32, respectively. Due to the robust demand that exists for live sports and gaming events, Seaport Entertainment will look to further capitalize on new and existing opportunities within this segment of the market.
Experienced Management Team With a Proven Track Record. Seaport Entertainment’s senior management team has decades of hospitality, entertainment and real estate industry expertise, significant public company experience, long-standing business relationships and an extensive track record of implementing strategies to create world-class brands. We believe that management’s significant operating experience with complex and multi-faceted hospitality and real estate assets will enable the Company to achieve a streamlined model while pursuing innovative opportunities.
•Anton D. Nikodemus is the Chief Executive Officer of Seaport Entertainment. Mr. Nikodemus has spent over 30 years in entertainment and hospitality leading the development and operations of industry premier destination brands. Prior to joining Seaport Entertainment, he served as President and Chief Operating Officer of CityCenter for MGM Resorts International where he oversaw operations for The Cosmopolitan of Las Vegas, Vdara Hotel & Spa and ARIA Resort & Casino. Mr. Nikodemus notably led the creation and development of the MGM National Harbor Hotel & Casino in Maryland and the MGM Springfield in Massachusetts.
•Matthew M. Partridge is the Chief Financial Officer of Seaport Entertainment. Mr. Partridge has nearly 15 years of experience in real estate and hospitality across a variety of asset classes and operating models with public and private companies. Prior to joining Seaport Entertainment, Mr. Partridge was the Senior Vice President, Chief Financial Officer and Treasurer for two publicly traded real estate investment trusts, CTO Realty Growth, Inc. and Alpine Income Property Trust, Inc., where he was responsible for accounting, asset management, corporate finance and investor relations, information technology and risk management.
•Lucy Fato is the General Counsel and Corporate Secretary of Seaport Entertainment. Ms. Fato brings extensive public company experience to the Seaport management team. Prior to joining Seaport Entertainment, Ms. Fato spent approximately seven years at AIG, a global insurance company, most recently serving as Vice Chair and, before that, as General Counsel and Global Head of Communications and Government Affairs and, prior to her time at AIG, held leadership roles at McGraw-Hill Financial (now known as S&P Global) and Marsh McLennan.
Our Portfolio
We primarily analyze our portfolio of assets through the lens of our three operating segments: (1) Landlord Operations; (2) Hospitality; and (3) Sponsorships, Events, and Entertainment. In each segment, we believe there are multiple opportunities to drive operational efficiencies and value creation over time.
Landlord Operations. Landlord Operations represent our ownership interests in and operation of physical real estate assets. Currently, all Landlord Operations are located in the Seaport. The Seaport encompasses approximately 478,000 square feet of restaurant, retail, office and entertainment properties, as well as 21 residential units. It is one of the few multi-block neighborhoods in New York City largely under private management by a single owner and was previously owned and operated by HHH since 2010. Over 13 years, HHH invested over $1 billion in the area, which we believe helped to revitalize the area and positioned it to become one of the premier food and beverage and entertainment destinations in the city. Currently, we own 11 physical real estate assets in the Seaport that comprise 100% of our current Landlord Operations. These assets, reflected on the map below, include:

South Street
SEAPORT | NYC
JOHN ST. SERVICE BUILDING
Select Spaces
TIN BUILDING
85 SOUTH ST.
PIER 17
SCHERMERHORN ROW
1ST & 2ND Level - Select Spaces
FULTON MARKET BUILDING
ONE SEAPORT PLAZA
1ST & 2ND Level - Select Spaces
SEAPORT TRANSLUX
1ST & 2ND Level - Select Spaces
MUSEUM BLOCK
1ST & 2ND Level - Select Spaces
117 BEEKMAN ST.
1ST Level & Basement - Select Spaces
250 WATER ST.
SEAPORT
DISTRICT NYC

•Pier 17 – Pier 17 is an approximately 213,000 square foot mixed-use building containing restaurants, entertainment, office space and an outdoor concert venue. The Rooftop at Pier 17 is a 3,500-person concert venue, which was voted the #1 outdoor music venue in New York City in 2022 by Red Bull and ranked by Pollstar as the fifth top club worldwide in 2023. In 2023, the Rooftop’s Summer Concert Series had a record year, selling approximately 204,000 tickets over 63 shows, representing 93% of available ticket inventory. In addition to the concert venue, the building has five restaurants with renowned chefs including Jean-Georges and Andrew Carmellini, and three floors of unique space that can be utilized for retail, office and entertainment purposes.
•Tin Building – Across from Pier 17 is the Tin Building, a 54,000-square-foot culinary destination located on the site of the original Fulton Fish Market. The property opened in September 2022 after undergoing an over $200 million, five-year renovation to reconstruct the building in collaboration with Jean-Georges and is leased to our joint venture with a subsidiary of Jean-Georges. The building has three levels, offering over 15 culinary experiences, including restaurants, bars, grocery markets, retail and private dining.
•Fulton Market Building – The Fulton Market Building is a three-story, 115,000-square-foot mixed-use building. It is 100% leased to tenants like IPIC Theaters, which occupies 46,000 square feet and has a lease through 2035. In July 2022, high-end fashion brand Alexander Wang leased the entire third floor for its global fashion headquarters. The Lawn Club, an experiential retail concept focused on “classic lawn games” and superb cocktails, is one of our joint ventures and the most recent tenant, having opened in November 2023.
•Historic District Retail & Other – Seaport Entertainment is also the landlord for the following Historic District retail and other locations: Museum Block (1st and 2nd Level - Select Spaces), Schermerhorn Row (1st and 2nd Level - Select Spaces), Seaport Translux (1st and 2nd Level - Select Spaces), 117 Beekman Street (1st Level & Basement - Select Spaces), One Seaport Plaza (1st and 2nd Level - Select Spaces) and the John Street Service Building (Select Spaces), which collectively make up approximately 91,000 square feet.

•250 Water Street – 250 Water Street is a full block, one-acre development site that is zoned for 547,000 square feet of market rate and affordable housing, office, retail and community-oriented gathering space. We believe 250 Water Street is a unique opportunity at the Seaport to redevelop this site into a vibrant mixed-use asset, provide long-term viability to the South Street Seaport Museum and deliver economic stimulus to the area. Current project plans include an estimated 219,000 square feet of programmable/leasable commercial space and 399 multifamily units. We have received all of the necessary approvals for the plans and permits to build the foundation, which we began building in the second quarter of 2022. Final remediation work on the site is complete, and we can commence construction of the new development at our discretion.
•85 South Street – 85 South Street is an eight-story residential building with 21 multifamily units and approximately 5,500 square feet of ancillary office space.
Our Seaport assets primarily sit under a long-term ground lease from the City of New York that provides for an extension option that would extend its expiration from 2072 to 2120. In 2023, we paid $2.5 million in rent and fees under that ground lease and two smaller ground leases on our Seaport assets. The following table shows information about our Seaport assets as of June 30, 2024:

Asset	Asset Type	Ownership Type	Owned Rentable Square Feet	Rentable Units	% Occupied	% Leased
Pier 17	Mixed-Use	Owned Improvements	212,514	—	47%	54%
Fulton Market Building	Mixed-Use	Owned Improvements	114,999	—	100%	100%
Tin Building	Retail	Owned Improvements	53,783	—	100%	100%
Schermerhorn Row	Retail	Owned Improvements	28,834	—	85%	85%
One Seaport Plaza	Retail	Owned Improvements	24,518	—	10%	10%
Museum Block	Retail	Owned Improvements	23,633	—	52%	52%
Seaport Translux	Retail	Owned Improvements	9,928	—	0%	0%
117 Beekman Street	Retail	Owned Improvements	3,609	—	0%	0%
John Street Service Building	Retail	Owned Improvements	636	—	0%	0%
85 South Street	Multifamily & Office	Fee Simple	5,522	21	100%(2)	100%(2)
250 Water Street(1)	Development Site	Fee Simple	—	—	0%	0%
Total			477,976	21	65%	67%
__________________
(1)250 Water Street is zoned for 547,000 square feet of market rate and affordable housing, office, retail and community-oriented gathering space.
(2)Occupancy and leasing figures for multifamily space. Ground floor office space is fully occupied but not leased.
Hospitality. Hospitality represents our ownership interests in various food and beverage operating businesses. Currently, we own, either wholly or through partnerships with third parties, and operate, including under license and management agreements, six fine dining and casual dining restaurants, cocktail bars and entertainment venues (The Fulton, Mister Dips, Carne Mare, Malibu Farm, Pearl Alley and The Lawn Club), as well as our unconsolidated venture, the Tin Building by Jean-Georges, which offers over 15 culinary experiences, including restaurants, bars, grocery markets, retail and private dining. These businesses are all our tenants and pay rent to our Landlord Operations. We are exploring the possibility of internalizing food and beverage operations that are currently operating under management agreements. We also have a 25% interest in Jean-Georges Restaurants.

Jean-Georges Restaurants was founded by renowned Michelin-star chef Jean-Georges Vongerichten and operates over 40 hospitality offerings across the world. In March 2022, HHH acquired a 25% interest in Jean-Georges Restaurants for $45 million. The Tin Building by Jean-Georges was the first project completed by HHH and Jean-Georges since the minority stake acquisition, and it now plays an integral part in the Seaport’s overall performance. Creative Culinary Management Company, LLC (“CCMC”), a wholly-owned subsidiary of Jean-Georges Restaurants, provides management services for certain retail and food and beverage businesses within the Seaport.
Sponsorships, Events, and Entertainment. Our Sponsorships, Events, and Entertainment segment includes the Las Vegas Aviators, the Las Vegas Ballpark, the Fashion Show Mall Air Rights, Seaport events and concerts and all of our sponsorship agreements across both the Seaport and the Las Vegas Ballpark.
•The Aviators and Las Vegas Ballpark. The Las Vegas Aviators are a Minor League Baseball team and the Triple-A affiliate of the Athletics. The team was acquired by the Summerlin Las Vegas Baseball Club, a subsidiary of HHH, and Play Ball Owners Group in May 2013. In 2017, HHH acquired Play Ball’s 50% ownership stake for $16.4 million. In addition to the team, included in Seaport Entertainment is the Aviators’ 10,000-person capacity ballpark, which is located in the heart of Downtown Summerlin, approximately nine miles west of the Las Vegas Strip. We estimate that the area draws approximately 20 million visitors per year. The Aviators averaged approximately 6,800 ticket sales per game in 2023 and consistently generate ticket sale revenue in the top quintile for MiLB Triple-A clubs. Since its opening in 2019, the Las Vegas Ballpark, which had a gross carrying value before accumulated depreciation of $132.0 million as of December 31, 2023, has been voted the best ballpark in Triple-A baseball in three out of the last five years by Ballpark Digest. In addition to hosting baseball games, the ballpark holds various special events throughout the year. On November 16, 2023, the Athletics received unanimous approval from MLB to relocate their team from Oakland to Las Vegas, where a new stadium would be built. In 2023, the Aviators and the ballpark generated approximately $33.4 million in revenue.
The following map shows the location of the Las Vegas Ballpark in relation to certain other Las Vegas landmarks.

215
red rock
CASINO · RESORT · SPA
Las Vegas
TWO
SUMMERLIN
DOWNTOWN
SUMMERLIN
VEGAS
GOLDEN KNIGHTS
West Charleston Blvd
ONE
SUMMERLIN
1700
PAVILION
West Sahara Ave
LAS
Vegas
BALLPARK
WHOLE
FOODS
MARKET
TANAGER
TANAGER
ECHO
215
N
DOWNTOWN
Summerlin
NEVADA

•The Rooftop at Pier 17. The Rooftop at Pier 17 has evolved into one of the premier concert venues in New York City. The venue has capacity of 3,500 seats and in 2022 and 2023 hosted 60 and 63 concerts, respectively. Located two blocks south of the Brooklyn Bridge, the unique outdoor venue was voted the #1 outdoor music venue in New York City in 2022 by Red Bull and ranked by Pollstar as the fifth top club worldwide in 2023. The venue provides an unmatched outdoor entertainment opportunity for both emerging and established musicians. In addition, given the venue’s destination-like location, it has proven to be successful at hosting events year round and drives incremental revenue outside of the Summer Concert Series.
The demand for live music at The Rooftop at Pier 17 is evident based on the success of our Summer Concert Series, which premiered in 2018 hosting 24 shows and selling over 63,000 tickets. In 2023, our Summer Concert Series sold out 47 of 63 shows and sold approximately 204,000 tickets, which represented 93% of all available tickets, generating over $12 million in gross ticket sales. The venue’s success is also demonstrated by its social media following, which is one of the largest for any New York City-area arena or concert venue, despite only having a 3,500-seat capacity. As a result, we are exploring opportunities to leverage the success of our Summer Concert Series during the winter season by potentially hosting an enclosed winter concert series.
•The Fashion Show Mall Air Rights. The Fashion Show mall is the 25th largest mall in the country and one of the largest shopping, dining and entertainment destinations on the Las Vegas Strip. It has a prime Las Vegas Strip location, adjacent to the Wynn and Treasure Island. The mall is owned by Brookfield Properties and features more than 250 retailers and over 30 restaurants spread across approximately two million square feet. Seaport Entertainment has an interest in and to 80% of the air rights above the mall, with Brookfield Properties having an interest in and to the remaining 20% stake. The Fashion Show Mall Air Rights are a contractual right to form a joint venture to hold an 80% managing member interest in a to-be-formed entity that would own the air rights above the Fashion Show mall, as well as the exclusive right to develop such air rights. The Fashion Show Mall Air Rights may potentially be used to develop a new casino and hotel on the Las Vegas Strip. For additional information, see “Risk Factors—Risks Related to Our Business and Our Industry—We are exposed to risks associated with the development, redevelopment or construction of our properties, including the planned redevelopment at 250 Water Street and intended development in connection with our Fashion Show Mall Air Rights.”

N
The Strip
LAS VEGAS, NEVADA
Resorts World
LAS VEGAS
TRUMP
INTERNATIONAL HOTEL
FONTAINEBLEAU
LAS VEGAS
Wynn
LAS VEGAS
FASHION SHOW
Las Vegas
ti TREASURE ISLAND
Las Vegas
sphere
Mirage
LAS VEGAS
F1
Rio
CAESARS PALACE
BELLAGIO
THE VENETIAN
LAS VEGAS

The Spin-off
The Separation and Distribution of Our Common Stock
On July 31, 2024, our separation from HHH was accomplished via a pro rata distribution of 100% of the outstanding shares of our common stock to holders of record of HHH common stock as of the close of business on July 29, 2024, the record date for the spin-off. Holders of HHH common stock received one share of our common stock for every nine shares of HHH common stock held at the close of business on such record date.
Our Post-Separation Relationship with HHH
Prior to the spin-off, we were a wholly-owned subsidiary of HHH, and all of our outstanding shares of common stock were owned by HHH. Following the spin-off, we and HHH operate as separate publicly traded companies.
In connection with the spin-off, we entered into a separation agreement with HHH (the “Separation Agreement”). We also entered into various other agreements that provide a framework for our relationship with HHH after the separation, including a transition services agreement, an employee matters agreement and a tax matters agreement. These agreements provide for the allocation between us and HHH of the assets, employees, services, liabilities and obligations (including their respective investments, property and employee benefits and tax-related assets and liabilities) of HHH and its subsidiaries attributable to periods prior to, at and after the separation and govern certain relationships between us and HHH after the separation. For additional information regarding the Separation Agreement and such other agreements, please refer to the sections entitled “Certain Relationships and Related Party Transactions—Agreements with HHH” and “Risk Factors—Risks Related to the Separation and Our Relationship with HHH.”
Risk Factors Summary
An investment in shares of our common stock is subject to a number of risks, including risks relating to the separation, the successful implementation of our strategy and the ability to grow our business. The following list of risk factors is not exhaustive. See “Risk Factors” for a more thorough description of these and other risks.
Risks Related to Our Business and Our Industry
•Our portfolio has experienced, and is expected to continue to experience, significant negative operating cash flow for the foreseeable future, along with net losses. We require substantial cash, and, in the event that our management team is unsuccessful in achieving its business plan quickly enough, we may be forced to change our business plan, dispose of assets and/or take other actions, which could materially adversely affect our financial condition and results of operations.
•In the event that the Rights Offering does not close, or results in less proceeds than expected, we will have less liquidity than expected and be forced to change our business model and dispose of assets, or take other actions, which could materially adversely affect our business, financial condition, results of operations and cash flows.
•Although our financial statements have been prepared on a going concern basis, our independent auditors in their report accompanying our combined financial statements for the year ended December 31, 2023 believe that our recurring losses from operations and other factors have raised substantial doubt about our ability to continue as a going concern as of December 31, 2023.
•Our business is dependent on discretionary consumer spending patterns and, as a result, could be materially, adversely impacted by an economic downturn, recession, financial instability, inflation or changes in consumer tastes and preferences.
•Downturn in tenants’ businesses may reduce our revenues and cash flows.
•We may be unable to renew leases, lease vacant space or re-lease space as leases expire.

•The operational results of some of our assets may be volatile, especially the Seaport, which could have an adverse effect on our financial condition and results of operations.
•Significant competition could have an adverse effect on our business.
•The concentration of our properties in Manhattan and Las Vegas exposes our revenues and the value of our assets to adverse changes in local economic conditions.
•We are exposed to risks associated with the development, redevelopment or construction of our properties.
Risks Related to Our Sports Assets
•Our sports assets face intense and wide-ranging competition, which may have a material negative effect on our business and results of operations.
•Our business is substantially dependent on the continued popularity and/or competitive success of the Aviators, which cannot be assured.
Financial Risks
•We will be unable to develop, redevelop or expand our properties without sufficient capital or financing.
•Our current and future indebtedness, including restrictions in the agreements governing such indebtedness, and changing interest rates could adversely affect our business, prospects, financial condition or results of operations and prevent us from fulfilling our financial obligations.
Risks Related to the Spin-off and Our Relationship with HHH
•Prior to the spin-off, we had no history of operating as a separate, publicly traded company, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.
•We may not achieve some or all of the expected benefits of the separation, and the separation may adversely affect our business.
•If the spin-off fails to qualify as a distribution under Section 355 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), HHH stockholders could incur significant adverse tax consequences, and we could be required to indemnify HHH for certain tax consequences that could be material. Even if the distribution qualifies as a distribution under Section 355 of the Code, certain non-U.S. HHH stockholders could incur significant adverse tax consequences.
Risks Related to the Rights Offering
•The subscription price determined for this offering is not necessarily an indication of the fair value of our common stock.
•Stockholders who do not fully exercise their rights will have their interests diluted.
•You may not revoke your subscription exercise and could be committed to buying shares of common stock above the prevailing market price.
•We may terminate the Rights Offering at any time prior to the expiration of the offer period, and neither we nor the subscription agent will have any obligation to you except to return your exercise payments.
•No prior market exists for the rights, and a liquid and reliable market for the rights may not develop.

•Significant sales of subscription rights and our common stock, or the perception that significant sales may occur in the future, could adversely affect the market price for the subscription rights and our common stock.
•Because our management will have broad discretion over the use of the net proceeds from the Rights Offering, you may not agree with how we use the proceeds, and we may not invest the proceeds successfully.
Risks Related to Our Common Stock
•We cannot be certain that an active trading market for our common stock will be sustained after the separation, and the price of our common stock may fluctuate significantly.
Emerging Growth Company Status
We are an “emerging growth company,” as defined by the Jumpstart Our Business Startups Act of 2012. We will continue to be an emerging growth company until the earliest to occur of the following:
•the last day of the fiscal year in which our total annual gross revenues first meet or exceed $1.235 billion (as adjusted for inflation);
•the date on which we have, during the prior three-year period, issued more than $1.0 billion in non-convertible debt;
•the last day of the fiscal year in which we (i) have an aggregate worldwide market value of common stock held by non-affiliates of $700 million or more (measured at the end of each fiscal year) as of the last business day of our most recently completed second fiscal quarter and (ii) have been a reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for at least one year (and have filed at least one annual report under the Exchange Act); and
•the last day of the fiscal year following the fifth anniversary of the date of our separation from HHH.
For as long as we are an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies, reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, and exemptions from the requirement of holding a nonbinding advisory vote on executive compensation and stockholder approval on golden parachute compensation not previously approved. We may choose to take advantage of some or all of these reduced burdens. For example, we have taken advantage of the reduced disclosure obligations regarding executive compensation in this prospectus. For as long as we take advantage of the reduced reporting obligations, the information we provide stockholders may be different from information provided by other public companies. In addition, it is possible that some investors will find our common stock less attractive as a result of these elections, which may result in a less active trading market for our common stock and higher volatility in the price of our common stock.
We have elected to not take advantage of the extended transition period that allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies, which means that the financial statements included in this prospectus, as well as financial statements we file in the future, will be subject to all new or revised accounting standards generally applicable to public companies. Our election not to take advantage of the extended transition period is irrevocable.

Corporate Information
We were incorporated in Delaware on January 24, 2024 for the purpose of holding HHH’s Seaport Entertainment business in connection with the spin-off. Prior to the separation, we had no operations. The address of our principal executive offices is 199 Water Street, 28th Floor, New York, New York 10038. Our telephone number is (212) 732-8257.
We maintain an internet website at www.seaportentertainment.com. Our website, and the information contained on or accessible through our website, is not incorporated by reference in this prospectus.

THE RIGHTS OFFERING SUMMARY
The following summary describes the principal terms of the Rights Offering, but it is not intended to be a complete description of the offering. See the information under the heading “The Rights Offering” in this prospectus for a more detailed description of the terms and conditions of the Rights Offering.

Subscription Rights
We will distribute to each stockholder of record as of close of business on           , 2024, either as a holder of record or, in the case of shares held of record by brokers, dealers, custodians or other nominees on your behalf, as a beneficial owner of those shares, at no charge, one transferable subscription right for each share of our common stock then owned. Each subscription right will entitle its holder to purchase            shares of our common stock. The subscription rights will be evidenced by a transferable subscription rights certificate. As a result of the backstop commitment described herein, we expect to sell 7,000,000 shares of common stock and receive gross proceeds of $175.0 million in the Rights Offering. This registration statement is registering both the subscription rights and the shares of common stock that may be issued pursuant to the exercise of subscription rights.

Basic Subscription Right	Each right will entitle the holder to purchase shares of our common stock at a subscription price of $25 per whole share.

Over-subscription Privilege
Each rights holder who elects to exercise its basic subscription right in full may also subscribe for additional shares of our common stock, subject to the ownership limitation, at the same subscription price per share. If an insufficient number of shares of our common stock is available to fully satisfy the over-subscription privilege requests, the available shares of common stock will be distributed proportionately among rights holders who exercised their over-subscription privilege based on the number of shares of common stock each rights holder subscribed for under the basic subscription right, subject to certain limitations. You must exercise your over-subscription privilege at the same time you exercise your basic subscription right in full. In exercising the over-subscription privilege, you must pay the full subscription price for all the shares you are electing to purchase. If you exercised your over-subscription privilege and are allocated less than all of the shares of our common stock for which you wished to subscribe, your excess payment for shares that were not allocated to you will be returned by mail, without interest or deduction promptly after the expiration of the Rights Offering.

Subscription Price
$25 per whole share of common stock, payable in cash. To be effective, any payment related to the exercise of a subscription right must clear before the Rights Offering expires. The subscription price does not necessarily bear any relationship to the book value of our assets or our past operations, cash flows, losses, financial condition, net worth or any other established criteria used to value securities.

Record Date	, 2024 (close of business).

Expiration Date
5:00 p.m., New York City time, on           , 2024, unless we extend the Rights Offering period. Rights not exercised before the expiration date will be void and of no value and will cease to be exercisable for Seaport Entertainment common stock. We will not be obligated to honor your exercise of rights if the subscription agent receives the documents and payment of the subscription price relating to your exercise after this Rights Offering expires, regardless of when you transmitted the documents, provided that if you wish to exercise rights, but you do not have sufficient time to deliver the rights certificate evidencing your rights to the subscription agent before the expiration of the subscription period, you may exercise your rights by guaranteed delivery procedures described under “The Rights Offering—Guaranteed Delivery Procedures.”

Backstop Commitment
We have entered into a backstop agreement with Pershing Square, pursuant to which Pershing Square has agreed to, subject to the terms and conditions thereof, (i) exercise its basic subscription right with respect to the Rights Offering and (ii) purchase from us, subject to the terms and conditions thereof, at the Rights Offering subscription price, any unsubscribed shares of our common stock up to $175.0 million in the aggregate such that the gross proceeds of the Rights Offering would be $175.0 million. If Pershing Square were the only holder of rights who exercises its rights in the Rights Offering and the conditions to Pershing Square’s obligation to act as backstop purchaser under the backstop agreement were satisfied, we would expect to issue an aggregate of 7,000,000 shares of common stock to Pershing Square. Under such circumstances, Pershing Square’s ownership percentage of our outstanding common stock would increase to approximately 72.3% after giving effect to the Rights Offering. Except as a result of any increase in its ownership of common stock, Pershing Square is not expected to obtain any additional governance or control rights as a result of the Rights Offering or the backstop commitment. See “The Rights Offering—The Backstop Commitment.”

Listing and Trading
The rights will be in fully transferable form.
Prior to the spin-off on July 31, 2024, there was no public market for our common stock. Following the spin-off, our common stock is listed on NYSE American under the symbol “SEG.”
Prior to the Rights Offering, there has been no public market for the subscription rights. As the rights are transferable, we expect the rights to trade on NYSE American under the symbol “SEG RT” beginning one business day prior to the record date. We cannot provide you with any assurances as to the liquidity of any trading market for the subscription rights or the market value of the subscription rights.

Transfer and Sale of Subscription Rights
The subscription rights are transferable until the completion of the Rights Offering. Although no assurance can be given that a market for the subscription rights will develop, trading in the subscription rights on NYSE American will begin one business day prior to the record date and may be conducted until the close of trading on the last NYSE American trading day prior to the completion of the Rights Offering. For more information on the trading of subscription rights, see “The Rights Offering—Listing and Trading.” The value of the subscription rights, if any, will be reflected by the market price. If you are a record holder of a rights certificate, you may transfer your rights through the subscription agent. Any subscription rights submitted to the subscription agent for sale must be received by the subscription agent on or before             , 2024, five business days prior to the completion of the subscription period, due to normal settlement procedures. Trading of the subscription rights on NYSE American will be conducted on a when-issued basis (meaning subscription rights will be purchased or sold with payment and delivery taking place in the future) until and including the date on which the subscription rights certificates are mailed to holders as of the record date, and thereafter will be conducted on a regular-way basis (meaning subscription rights will be purchased or sold with payment and delivery taking place no later than the second day following the trade) until and including the last NYSE American trading day prior to the completion of the Rights Offering. For more information on the transfer and sale of subscription rights, see “The Rights Offering—Transfers and Sales of Rights.”

Procedure for Exercising Rights
To exercise your subscription rights, you must take the following steps:
•If you are a registered holder of our common stock, the subscription agent must receive your payment for each share of common stock subscribed for pursuant to your subscription right at the initial subscription price of $25 per whole share and properly completed subscription rights certificate before 5:00 p.m., New York City time, on           , 2024. You may deliver the documents and payments by mail, commercial carrier or through the subscription rights website, if applicable. If regular mail is used for this purpose, we recommend using traceable or overnight mail, properly insured, with return receipt requested.
•If you are a beneficial owner of shares of common stock that are registered in the name of a broker, dealer, custodian bank, or other nominee, or if you would prefer that an institution conduct the transaction on your behalf, you should instruct your broker, dealer, custodian bank or other nominee to exercise your subscription rights on your behalf and deliver all documents and payments to the subscription agent before 5:00 p.m., New York City time, on           , 2024.
•If you wish to purchase shares of our common stock through the Rights Offering, please promptly contact any broker, dealer, custodian bank, or other nominee who is the record holder of your shares of common stock. We will ask your record holder to notify you of the Rights Offering. You should complete and return to your record holder the appropriate subscription documentation you receive from your record holder.

•If you wish to exercise your subscription rights but cannot deliver your rights certificate to the subscription agent prior to the expiration of this rights offering, you may follow the guaranteed delivery procedures described under “The Rights Offering—Guaranteed Delivery Procedures.”

No Board Recommendation
Although the Rights Offering has been approved by HHH’s board of directors, as well as our board of directors, and the terms of the backstop agreement with Pershing Square were approved by a special committee (comprised solely of independent directors) of HHH’s board of directors and by our board of directors prior to the spin-off, neither we nor HHH, nor our or HHH’s board of directors are making any recommendation as to whether or not you should exercise your subscription rights.

No Revocation
All exercises of subscription rights are irrevocable, even if you later learn of information that you consider to be unfavorable to the exercise of your subscription rights. You should not exercise your subscription rights unless you are certain that you wish to purchase shares of common stock at a subscription price of $25 per whole share.

Ownership Limitation
We will not issue shares of our common stock to any eligible participant that would result in a “Prohibited Transfer,” as defined in Article VII of our Certificate of Incorporation. Specifically, we will not issue shares of our common stock pursuant to the Rights Offering to any eligible participant, other than Pershing Square, if doing so would result in such eligible participant (or any “group” (within the meaning of Section 13(d)(3) under the Exchange Act) that includes such eligible participant) (i) owning at least 10% of the outstanding shares of our common stock immediately following the closing of the Rights Offering and the backstop agreement private placement, after giving effect to the issuance of shares of common stock in the Rights Offering and the backstop agreement private placement, (ii) owning at least 50% of the outstanding shares of our common stock immediately following the closing of the Rights Offering and the backstop agreement private placement, after giving effect to the issuance of shares of common stock in the Rights Offering and the backstop agreement private placement, or at least 50% of the total voting power of our then-outstanding securities entitled to vote generally in the election of directors, or (iii) having the ability to appoint at least a majority of the members of our board, unless, in each case, such person is approved by MLB or qualifies as an exempt person (which includes Pershing Square or any person approved by MLB as the “control person” of the Aviators) (collectively, the “ownership limitation”). If you acquire additional rights, the exercise of which would cause you to violate the ownership limitation, we reserve the right to reject your exercise of those rights in full, or we may accept your exercise of those rights only to the extent that the exercise will not violate the ownership limitation. Such determinations will be made in our sole and absolute discretion.

U.S. Federal Income Tax Consequences
Although the authorities governing transactions such as the Rights Offering are complex and unclear in certain respects (including with respect to the effects of the over-subscription privilege), we believe and intend to take the position that a holder’s receipt or exercise of rights should generally be nontaxable for U.S. federal income tax purposes. This position regarding the non-taxable treatment of the Rights Offering is, however, not binding on the IRS or the courts. You should consult your tax advisor as to the particular tax consequences to you of the receipt of rights in the Rights Offering and the exercise, sale or lapse of the rights, including the applicability of any state, local or non-U.S. tax laws in light of your particular circumstances. For a more detailed discussion, see “Material U.S. Federal Income Tax Consequences.”

Issuance of Our Common Stock	DRS Statements representing the shares of common stock purchased in the Rights Offering will be issued as soon as practicable after the expiration of the Rights Offering.

Use of Proceeds	The Rights Offering is being made to raise capital to provide us with additional liquidity. See “Use of Proceeds.”

Subscription Agent	Computershare Trust Company, N.A.

Information Agent	Georgeson LLC. If you have any questions or need further information about the Rights Offering, please call Georgeson LLC at (866) 410-6525.

Shares of Common Stock Outstanding Before the Rights Offering	shares of our common stock were outstanding as of the record date.

Shares of Common Stock Outstanding After Completion of the Rights Offering	We expect shares of our common stock will be outstanding immediately after completion of the Rights Offering, assuming all basic subscription rights are exercised in full.

Interests of our Executive Officers and Directors in the Rights Offering
Our executive officers and directors may participate in this offering at the same subscription price as all other stockholders, but none of our executive officers and directors are obligated to so participate.

Risk Factors
Before you exercise your subscription rights to purchase our common stock, you should carefully consider the risks described in the section entitled “Risk Factors,” beginning on page 24 of this prospectus.

Interests of Our Principal Stockholders in the Rights Offering
As of the date of this prospectus, Pershing Square owns approximately 37.9% of our common stock. We have entered into a backstop agreement with Pershing Square, pursuant to which Pershing Square has agreed to, subject to the terms and conditions in the backstop agreement, (i) exercise its basic subscription rights with respect to the Rights Offering and (ii) purchase from us, at the Rights Offering subscription price, any unsubscribed shares of common stock, up to $175.0 million in the aggregate, such that gross proceeds of the Rights Offering would be $175.0 million. Although we will not pay Pershing Square a fee for consideration for the backstop commitment under the agreement, we have agreed to reimburse Pershing Square for any reasonable and documented out-of-pocket third-party expenses it incurs in connection with the negotiation, execution and delivery of the backstop agreement and the transactions contemplated by the agreement, including all reasonable and documented legal fees. See “The Rights Offering—The Backstop Commitment.”

If Pershing Square is the only holder of rights who exercises its rights in the Rights Offering and the conditions to Pershing Square’s obligation to act as backstop purchaser under the backstop agreement are satisfied, Pershing Square’s ownership percentage of our outstanding common stock would increase to approximately 72.3% after giving effect to this rights offering. See “The Rights Offering—The Backstop Commitment” and “The Rights Offering—Effects of the Rights Offering on Pershing Square’s Stock and Ownership.”
If Pershing Square’s ownership of our common stock increases to more than 50%, pursuant to its obligations under the backstop agreement or otherwise, Pershing Square would be able to control virtually all matters requiring stockholder approval, including the election of our directors. In addition, we would be eligible to be considered a “controlled company” under NYSE American’s corporate governance rules, which would allow us to opt out of certain NYSE American corporate governance requirements, including the requirements that: (1) a majority of the board of directors consist of independent directors; (2) the compensation of our officers be determined or recommended to the board of directors by a majority of its independent directors or by a compensation committee that is composed entirely of independent directors; and (3) director nominees be selected or recommended by a majority of the independent directors or by a nominating committee composed solely of independent directors.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA COMBINED FINANCIAL DATA
The following summary historical and unaudited pro forma combined financial data reflects the combined financial statements of the Seaport Entertainment division of HHH. We derived the combined statement of operations data for the six months ended June 30, 2024 and June 30, 2023 and the combined balance sheet data as of June 30, 2024, as set forth below, from our historical unaudited condensed combined financial statements, which are included elsewhere in this prospectus. We derived the summary historical combined statement of operations data for the years ended December 31, 2023, December 31, 2022 and December 31, 2021 and the summary historical combined balance sheet data as of December 31, 2023 and December 31, 2022, as set forth below, from our historical combined financial statements, which are included elsewhere in this prospectus. We derived the summary unaudited pro forma combined statement of operations data for the six months ended June 30, 2024 and the fiscal year ended December 31, 2023 and the summary unaudited pro forma combined balance sheet data as of June 30, 2024, as set forth below, from our unaudited pro forma combined financial information included in the “Unaudited Pro Forma Combined Financial Statements” section of this prospectus.
We historically operated as part of HHH and not as a separate, publicly traded company. Our combined financial statements have been derived from HHH’s historical accounting records and are presented on a carve-out basis. All revenues, expenses, assets and liabilities directly associated with our business activity are included as a component of the pro forma combined financial statements. The pro forma combined financial statements also include expense allocations for certain support functions that were provided on a centralized basis within HHH. While these allocations have been determined on a reasonable basis, the amounts are not necessarily representative of the amounts that would have been reflected in the combined financial statements had we been an entity that operated separately from HHH during the periods presented.
The summary unaudited pro forma combined financial data presented has been prepared to reflect the transactions described in the section entitled “Unaudited Pro Forma Combined Financial Statements” (the “Transactions”). The summary unaudited pro forma combined financial data has been derived from our unaudited pro forma combined financial statements included elsewhere in this prospectus. The unaudited pro forma combined statement of operations data for the six months ended June 30, 2024 and the year ended December 31, 2023 gives effect to the Transactions as if they had occurred on January 1, 2023, the first day of fiscal 2023. The unaudited pro forma combined balance sheet data reflects our financial condition as if the Transactions had occurred on June 30, 2024, our latest balance sheet date. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information.
The summary unaudited pro forma combined financial statements are not necessarily indicative of our results of operations or financial condition had the Transactions been completed on the dates assumed. Also, they may not reflect the results of operations or financial condition that would have resulted had we been operating as a separate, publicly traded company during such periods. In addition, they are not necessarily indicative of our future results of operations, financial condition or cash flows.
This summary historical and pro forma combined financial data should be reviewed in combination with the sections entitled “Unaudited Pro Forma Combined Financial Statements,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and accompanying notes included elsewhere in this prospectus. The unaudited pro forma combined financial information constitutes forward-looking information and is subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See “Cautionary Statement Concerning Forward-Looking Statements” included elsewhere in this prospectus.

	Pro Forma	Historical
(unaudited)	For the six months ended June 30, 2024 (Unaudited)	Six months ended June 30,
(in thousands)		2024	2023
Selected Statements of Operations Data:
Sponsorships, events, and entertainment revenue	$22,831	$22,831	$26,161
Hospitality revenue	12,918	12,918	14,956
Rental revenue	12,764	12,764	11,169
Other revenue	82	82	3
Total revenues	48,595	48,595	52,289
Operating expenses(1)	54,165	54,165	56,321
General and administrative	35,167	35,167	12,493
Depreciation and amortization	13,407	13,407	26,400
Operating loss	(56,487)	(56,487)	(42,930)
Equity in losses from unconsolidated ventures	(16,832)	(16,832)	(21,716)
Net loss	(77,429)	(79,075)	(65,903)
__________________
(1)Operating expenses as presented in the table above includes (1) Sponsorships, Events, and Entertainment costs, (2) Hospitality costs and (3) Operating costs.

	Pro Forma	Historical
	For the year ended December 31, 2023 (Unaudited)	For the year ended December 31,
(in thousands)		2023	2022	2021
Selected Statements of Operations Data:
Sponsorships, events, and entertainment revenue	$60,623	$60,623	$55,724	$41,504
Hospitality revenue	32,951	32,951	42,565	29,632
Rental revenue	22,096	22,096	19,810	7,978
Other revenue	8	8	947	3,506
Total revenues	115,678	115,678	119,046	82,620
Operating expenses(1)	120,117	120,117	120,849	98,773
General and administrative	39,277	30,536	16,977	17,214
Depreciation and amortization	48,432	48,432	47,356	41,612
Provision for impairment	672,492	672,492	—	—
Operating loss	(765,147)	(756,406)	(66,671)	(75,919)
Equity in losses from unconsolidated ventures	(80,633)	(80,633)	(37,124)	(1,988)
Net loss	(847,491)	(838,065)	(111,277)	(80,866)
__________________
(1)Operating expenses as presented in the table above includes (1) Sponsorships, Events, and Entertainment costs, (2) Hospitality costs and (3) Operating costs.

	Pro Forma	Historical
	As of June 30, 2024 (Unaudited)	As of June 30, 2024 (Unaudited)	As of December 31,
(in thousands)			2023	2022
Balance Sheet Data:
Cash and cash equivalents and restricted cash	$235,103	$45,576	$43,845	$66,713
Total assets	796,550	610,095	616,813	1,314,515
Total liabilities	178,677	229,364	231,920	218,329
Total equity	617,873	380,731	384,893	1,096,186
Total liabilities and equity	796,550	610,095	616,813	1,314,515

RISK FACTORS
You should carefully consider the risks and uncertainties described below, together with the information included elsewhere in this prospectus. The risks and uncertainties described below are those that we deem currently to be material, and do not represent all of the risks that we face. Additional risks and uncertainties not presently known to us or that we currently do not consider material may in the future become material and impair our business operations. If any of the following risks actually occur, our business could be materially harmed, our financial condition, results of operations and prospects could be materially and adversely affected, and the value of our securities could decline significantly.
Risks Related to Our Business and Our Industry
Our portfolio has experienced, and is expected to continue to experience, significant negative operating cash flow for the foreseeable future, along with net losses. We require substantial cash, and, in the event that our management team is unsuccessful in achieving its business plan quickly enough, we may be forced to change our business plan, dispose of assets and/or take other actions, which could materially adversely affect our financial condition and results of operations. Such actions could also affect the tax treatment of the distribution to HHH and its stockholders, which could result in a material indemnification obligation pursuant to the tax matters agreement.
We have a history of incurring net losses, and we currently expect to experience negative operating cash flow for the foreseeable future. For the six months ended June 30, 2024, we incurred a net loss of $79.1 million. For the years ended December 31, 2023 and 2022, we incurred net losses of $838.1 million ($128.6 million excluding an impairment charge of $672.5 million for our assets and $37.0 million for unconsolidated ventures) and $111.3 million, respectively. We had negative operating cash flows of $39.1 million for the six months ended June 30, 2024 and $50.8 million and $29.5 million for the years ended December 31, 2023 and 2022, respectively. Historically, our portfolio has required support in the form of contributions from HHH to fund our operations and meet our obligations, with net transfers from HHH of $74.9 million for the six months ended June 30, 2024 and $125.3 million and $239.6 million for the years ended December 31, 2023 and 2022, respectively. We do not expect to receive additional funding from HHH after the spin-off.
Additionally, our business model is cash intensive. The campus nature of our Seaport portfolio requires a higher level of overhead because expenses like cleaning and security are not directly correlated to the occupancy in one building. Instead, overhead costs are largely correlated to the activation of the entire district for retail, events, sponsorships and food and beverage operations. In addition, our management’s business plan depends significantly on leasing up our existing Seaport assets, which we expect will involve significant capital expenditures. For instance, the portfolio of assets within Landlord Operations at the Seaport was 67% leased and 65% occupied as of June 30, 2024, and we are focused on leasing this space. As of June 30, 2024, approximately 50% of our existing office space was leased and occupied in the Seaport, and we are actively seeking to lease the vacant space, which may involve converting space from office to hospitality uses. We are also focused on leasing other available retail space at the Seaport, of which 59% was leased and occupied as of the same period-end. Such leasing activities will require significant capital expenditures in addition to the substantial capital expenditures necessary or the ongoing operation of our portfolio.
We cannot offer any assurance as to our future financial results, and, as noted above, we currently expect to experience significant negative operating cash flow and net losses for the foreseeable future. Our inability to achieve positive cash flow from our current operating plans over time or to raise capital to cover anticipated shortfall would have a material adverse effect on our business, financial condition, results of operations and ability to implement our business plan, and could have a material adverse effect on our ability to meet our obligations as they become due, which could force us to change our business plans, dispose of assets and/or take other action in order to continue to operate. In addition, such actions could affect the tax treatment of the distribution to HHH and its stockholders, and if so, we could be required to indemnify HHH for certain tax consequences that could be material pursuant to indemnification obligations under the tax matters agreement. See “—Risks Related to the Separation and Our Relationship with HHH.”

Although our financial statements have been prepared on a going concern basis, our independent auditors in their report accompanying our combined financial statements for the year ended December 31, 2023 believe that our recurring losses from operations and other factors have raised substantial doubt about our ability to continue as a going concern as of December 31, 2023.
Our audited financial statements for the fiscal year ended December 31, 2023 were prepared on a going concern basis in accordance with generally accepted accounting principles in the United States (“GAAP”). The going concern basis presumes that for the foreseeable future, funds will be available to finance future operations and that the realization of assets and settlement of liabilities, contingent obligations and commitments will occur in the ordinary course of business. However, our independent auditors in their report accompanying our consolidated financial statements for the year ended December 31, 2023 believe that our recurring losses from operations and other factors have raised substantial doubt about our ability to continue as a going concern as of December 31, 2023. As noted above, we have a history of incurring net losses and have experienced and expect to continue to experience negative operating cash flow for the foreseeable future. Historically, we required funding in the form of contributions from HHH to fund our operations and meet our obligations, and we do not expect to receive additional funding from HHH after the spin-off. We cannot offer any assurance as to our future financial results, and we currently expect to experience negative operating cash flow for the foreseeable future. While we believe that our existing cash balances, restricted cash balances, funds provided by HHH prior to the spin-off, along with expected borrowing capacity, as well as the proceeds of the Rights Offering and the related backstop commitment, taken as a whole, will provide adequate liquidity to meet all of our current and long-term obligations when due, including our third-party mortgages payable, and adequate liquidity to fund capital expenditures and redevelopment projects, including our working capital and capital expenditure needs for the next twelve months, we cannot provide assurances that we will raise the expected proceeds from the Rights Offering and the related backstop commitment, or that we will be able to secure additional funding on terms acceptable to us, or at all, if and when needed. Our inability to achieve positive cash flow from our current operating plans over time or to raise capital to cover shortfalls would have a material adverse effect on our business, financial condition, results of operations and our ability to implement our business plan, and could have a material adverse effect on our ability to meet our obligations as they become due, which could force us to curtail our operations or take other action in order to continue to operate.
Our business is dependent on discretionary consumer spending patterns and, as a result, could be materially, adversely impacted by an economic downturn, recession, financial instability, inflation or changes in consumer tastes and preferences.
Our business depends in part on consumers spending discretionary dollars at our assets. Consumer spending has in the past declined, and may in the future decline at any time, for reasons beyond our control, including as a result of economic downturns or recessions, unemployment and consumer income levels, financial market volatility, credit conditions and availability, inflation, rising interest rates, increases in theft or other crime, pandemics or other public health concerns and changes in consumer preferences. The risks associated with our businesses and described herein may become more acute in periods of a slowing economy or recession. In addition, instability and weakness in the U.S. and global economies, including due to the effects caused by disruptions to financial markets, high inflation, high interest rates, recession, high unemployment, geopolitical events and the negative effects on consumer confidence and consumers’ discretionary spending, have in the past negatively affected, and may in the future materially negatively affect, our business and operations. For example, the restaurant and hospitality industry is highly dependent on consumer confidence and discretionary spending. Economic, political or social conditions or events that adversely impact consumers’ ability or willingness to dine out could, in turn, adversely impact our revenues related to JG and the Seaport. If such conditions or events were to persist for an extended period of time or worsen, our overall business and results of operations may be adversely affected.
Downturn in tenants’ businesses may reduce our revenues and cash flows.
A tenant may experience a downturn in its business, due to a variety of factors including rising inflation or interest rates or supply chain issues, which may weaken its financial condition and result in its failure to make timely rental payments or result in defaults under our leases. For example, certain of our tenants experienced supply chain issues during the COVID-19 pandemic, as well as in connection with Hurricane Ida in 2021, and although none of these issues resulted in a material adverse impact on our business, similar events in the future could adversely affect us. The rate of defaults may increase from historical levels due to tenants’ businesses being negatively impacted by higher interest rates. In the event of default by a tenant, we may experience delays in enforcing our rights as the landlord and may incur substantial costs in protecting our investment.
We may be unable to renew leases, lease vacant space or re-lease space as leases expire.
We cannot provide any assurance that existing leases, including one lease at Pier 17 that is set to expire in December 2025 and that represented approximately 12% of our total 2023 rental revenues, will be renewed, that we will be able to lease vacant space or re-lease space as leases expire or that our rental rates will be equal to or above the current rental rates previously negotiated by HHH. The assets within Landlord Operations at the Seaport were 67% leased as of June 30, 2024, and we are focused on improving occupancy levels at these assets; however, no assurance can be given that we will be successful in leasing this space. If the average rental rates for our properties decrease, existing tenants do not renew their leases, vacant space is not leased or available space is not re-leased as leases expire, our financial condition, results of operations, cash flows, the quoted trading price of our securities and our ability to satisfy our debt service obligations at the affected properties could be adversely affected.
The operational results of some of our assets may be volatile, especially the Seaport, which could have an adverse effect on our financial condition and results of operations.
The Seaport’s operational results have been and may in the future be volatile. The volatility is largely the result of: (i) seasonality; (ii) potential sponsorship revenue; (iii) potential event revenue; (iv) demand for rentable space; and (v) business operating risks from various start-up businesses. We own, either wholly or through joint ventures, and in some instances operate, several start-up businesses in the Seaport. As a result, the revenues and expenses of these businesses directly impact the net operating income of the Seaport, which could have an adverse effect on our financial condition and results of operations.
For example, seasonality has a significant impact on our Seaport business due to weather conditions, New York City tourism and other factors, with the majority of Seaport’s revenue generated between May and October. Similarly, in In Las Vegas, we are significantly impacted by the baseball season, with a significant portion of our Sponsorship, Events, and Entertainment segment revenue generated between April and September. As a result, our total revenues tend to be higher in the second and third quarters, and our quarterly results for any one quarter or in any given fiscal year may not be indicative of results to be expected for any other quarter or year. Additionally, during periods of extreme temperatures (either hot or cold) or precipitation, we may experience significant reductions in consumer traffic, which could adversely affect our assets and our business as a whole. For example, operational results related to our Seaport business in 2023 were impacted by a 63% year-over-year increase in total rainfall during peak visitation months (May through September) and an 80% year-over-year increase in total rainfall during peak days (Friday through Sunday).
Additionally, our investment in JG and the related development of the Tin Building are both relatively new, and uncertainty around those investments could also contribute to volatile results.
Significant competition could have an adverse effect on our business.
The nature and extent of the competition we face depend on the type of property. Because our existing portfolio consists of entertainment-related assets, these properties compete for consumers and their discretionary dollars with other forms of entertainment, leisure and recreational activities. This competition is particularly intense in Manhattan and in the Las Vegas area, where most of our assets are located. The success of our business depends in part on our ability to anticipate and respond quickly to changing consumer tastes, preferences and purchasing habits. Many of the entities operating competing businesses are larger and have greater financial resources, have been in business longer, or have greater name recognition, and as a result may be able to invest greater resources than we can in attracting consumers to our properties. Certain of our assets will depend on our ability to attract concerts and other events to our venues, and in turn the ability of performers to attract strong attendance.
JG, in which we own a 25% stake, competes in the restaurant industry with national, regional and locally-owned or operated restaurants, an industry characterized by the continual introduction of new concepts and subject to rapidly changing consumer preferences, tastes, trends and eating and purchasing habits. A substantial number of restaurants compete with JG for customers, consumer dollars, restaurant locations and qualified management and other restaurant staff.
Numerous residential and commercial developers, some with greater financial and other resources, compete with us in seeking resources for development and prospective purchasers and tenants. Competition from other real estate developers may adversely affect our ability to attract and retain experienced real estate development personnel or obtain construction materials and labor. These competitive conditions can adversely affect our results of operations and financial condition.
Additionally, there are numerous shopping facilities that compete with our operating retail properties in attracting retailers to lease space. In addition, retailers at these properties face continued competition from other retailers, including internet retailers. Competition of this type could adversely affect our results of operations and financial condition. In addition, we compete with other major real estate investors and developers, many of whom have lower costs of, and superior access, to capital for attractive investment and development opportunities.
The concentration of our properties in Manhattan and Las Vegas exposes our revenues and the value of our assets to adverse changes in local economic conditions.
The properties we own are located in the same or a limited number of geographic regions, largely Manhattan and the Las Vegas area. Our current and future operations at the properties in these areas are generally subject to significant fluctuations caused by various factors that are beyond our control such as the regional and local economies, which may be negatively impacted by material relocation by residents, industry slowdowns, increased unemployment, lack of availability of consumer credit, levels of consumer debt, adverse weather conditions, natural disasters, climate change and other factors, as well as the local real estate conditions, such as an oversupply of, or a reduction in demand for, retail space or retail goods and the availability and creditworthiness of current and prospective tenants.
In addition, some of our properties are subject to various other factors specific to those geographic areas. For example, tourism is a major component of the local economies in lower Manhattan and in the Las Vegas area, so our properties in those areas are susceptible to factors that affect travel and tourism related to these areas, including cost and availability of air services and the impact of any events that disrupt air travel to and from these regions. Moreover, these properties may be affected by risks such as acts of terrorism and natural disasters, including major fires, floods, droughts and heat waves, as well as severe or inclement weather, which could also decrease tourism activity.
Given that the majority of our revenue comes from the Seaport in Manhattan, we are also particularly vulnerable to adverse events (including acts of terrorism, threats to public safety, natural disasters, epidemics, pandemics, weather conditions, labor market disruptions and government actions) and economic conditions in New York City and the surrounding areas. For example, the Seaport’s operations and operating results were materially impacted by the COVID-19 pandemic and New York state and city laws and regulations regarding lockdowns and capacity restrictions. Declines or disruptions in certain industries—for example, the financial services or media sectors—may also have a significant adverse effect on the New York City economy or real estate market, which could disproportionately impact on our business.
Further, our assets in the Las Vegas area are to some degree dependent on the gaming industry, which could be adversely affected by changes in consumer trends and preferences and other factors over which we have no control. The gaming industry is characterized by an increasingly high degree of competition among a large number of participants, including land-based casinos, video lottery, sweepstakes and poker machines, many of which are located outside of Las Vegas. Such increased competition could have a negative impact on the local Las Vegas economy and result in an adverse effect on our assets in the Las Vegas area. The success of our assets in the Las Vegas area may also be negatively impacted by changes in temperature due to climate change, increased stress on water supplies caused by climate change and population growth and other factors over which we have no control.

If any or all of the factors discussed above were to occur and result in a decrease in the revenue derived from assets in any of these geographic regions, it would likely have a material adverse effect on our business, financial condition and results of operations.
Some of our properties are subject to potential natural or other disasters.
Our properties are located in areas which are subject to natural or other disasters, including hurricanes, floods, wild fires, heat waves and droughts. We cannot predict the extent of damage that may result from such adverse weather events, which depend on a variety of factors beyond our control. Whether such events are caused or exacerbated by global climate changes or other factors, our properties in Manhattan, a coastal region, could be affected by increases in sea levels, the frequency or severity of hurricanes and tropical storms, or environmental disasters, and our properties in the Las Vegas area could be negatively impacted by changes in temperature or increased stress on water supplies. Additionally, adverse weather events can cause widespread property damage and significantly depress the local economies in which we operate and have an adverse impact on our business, financial condition and operations.
Climate change may adversely affect our business.
As a result of climate change, we may experience extreme weather and changes in precipitation and temperature, all of which may result in physical damage or a decrease in demand for our properties located in the areas affected by these conditions. Should the impact of climate change be material in nature or occur for lengthy periods of time, our financial condition and results of operations would be adversely affected. In addition, many state and local governments are adopting or considering adopting regulations requiring that property owners and developers include in their development or redevelopment plans resiliency measures to address climate-change related risks. We may be required to incur substantial costs if such regulations apply to any of our properties. There are also increasing expectations on climate and other sustainability matters from various investors, consumers and other stakeholders, and our actual or perceived sustainability performance and disclosures may impact these stakeholders’ interest in our company or our real estate. Moreover, various policymakers, including the SEC and the State of New York, have adopted or are considering adopting laws requiring disclosure of certain climate-related information, which may require additional costs for us to comply. Our tenants and suppliers may be subject to similar risks, which may indirectly impact us as well.
Water and electricity shortages could have an adverse effect on our business, financial condition and results of operations.
Drought conditions and increased temperature—particularly in the Las Vegas, Nevada region—could cause our assets to experience water and electricity shortages. The lack or reduced availability of electricity or water may make it more difficult or expensive for us to operate our businesses and obtain approvals for new developments and could limit, impair or delay our ability to develop or sell, or increase the cost of developing, our assets in the relevant areas.
If we are unable to make strategic acquisitions and develop and maintain strategic partnerships, our growth may be adversely affected, and we may not realize the expected benefit from acquisitions and partnerships.
As part of our long-term business strategy, we intend to opportunistically seek out acquisitions and utilize strategic partnerships. There are no assurances, however, that attractive acquisition or strategic partnership opportunities will arise, or if they do, that they will be consummated, or that any needed additional financing for such opportunities will be available on satisfactory terms when required. We cannot provide assurances that acquired assets will be successfully integrated into our operations or that they will perform in accordance with our expectations, nor can we provide assurances that strategic partnerships will be successful or that our relationships with our partners will continue to be mutually beneficial. If attractive acquisitions cannot be identified and successfully consummated, or if strategic partnerships cannot be established or successfully maintained, it could negatively impact our business, financial condition and results of operations.

We are party to numerous joint venture arrangements with strategic partners, and our business strategy may include seeking to enter into new joint venture arrangements, as well as expanding relationships with our existing strategic partners. Our strategic partners may have interests that are different from ours. Furthermore, we rely on certain of our joint venture partners to provide management services at certain of our restaurants and operations, and if we were no longer able to rely on such partnerships for those services, we would be required to find an alternative; we can provide no assurances as to our success in finding a new management partner or providing such services internally.
We currently have entered and may intend to enter into additional joint venture partnerships, such as with respect to (a) our 25% interest in JG and (b) the Fashion Show Mall Air Rights. Our joint venture partners may bring local market knowledge and relationships, development experience, industry expertise, financial resources, financing capabilities, brand recognition and credibility or other competitive advantages. In the future, we may not have sufficient resources, experience and/or skills to locate desirable partners, including in the event that we determine to expand our operations outside of our current locations in New York and Las Vegas. For example, our New York location currently relies on a wholly owned subsidiary of JG, Creative Culinary Management Company, to provide management services for certain retail and food and beverage businesses that the Company owns, either wholly or through partnerships with third parties, including the Tin Building by Jean-Georges, The Fulton and Malibu Farm. Pursuant to various management agreements, CCMC is responsible for employment and supervision of all employees providing services for the food and beverage operations and restaurant as well as the day-to-day operations and accounting for the food and beverage operations. In the event that JG determines no longer to contract with us, we determine to expand our operations to locations that are not managed by JG or we conclude that it is in our best interest to internalize these services, we would either be required to find a new management partner or to provide such services internally. Whether we would be successful in finding a suitable management partner or in providing such services internally cannot be assured. We also may not be able to identify and attract partners who want to conduct business in the locations where our properties are located or may be located in the future, and who have the assets, reputation or other characteristics that would enhance our growth strategies.
While we generally participate in making decisions for our jointly owned properties and assets, we might not always have the same objectives as the partner in relation to a particular asset, and we might not be able to formally resolve any issues that arise. In addition, actions by a partner may subject property owned by the joint venture to liabilities greater than those contemplated by the joint venture agreements, be contrary to our instructions or requests or result in adverse consequences. In many instances we do not exercise control over decisions made with respect to our joint ventures or their assets, and decisions may be made that are detrimental to our interests. Furthermore, we have made, and expect to continue to seek to make, investments in unconsolidated ventures that we do not control and account for under the equity method. We rely on the information, including financial information, prepared by these ventures to monitor our investments and prepare our financial statements. Errors in the financial statements or other information provided to us could lead to errors in our financial statements.
The bankruptcy or, to a lesser extent, financial distress of any of our joint venture partners could materially and adversely affect the relevant property or properties. If this occurred, we would be precluded from taking some actions affecting the estate of the other investor without prior court approval which would, in most cases, entail prior notice to other parties and a hearing. At a minimum, the requirement to obtain court approval may delay the actions we would or might want to take. If the relevant joint venture through which we have invested in a property has incurred recourse obligations, the discharge in bankruptcy of one of the other partners might result in our ultimate liability for a greater portion of those obligations than would otherwise be required.
Several of our properties and our tenants depend on frequent deliveries of food, alcohol and other supplies, which subjects us to risks of shortages, interruptions and price fluctuations for those goods.
The ability of several of our properties, including JG, and some of our tenants to maintain consistent quality service depends in part on their ability to acquire fresh, quality products from reliable sources. If there were any major shortages, interruptions or significant price fluctuations for certain fresh, quality products or if suppliers were unable to perform adequately or fail to distribute products or supplies to our properties or the properties of our tenants, or terminate or refuse to renew any contract with them, this could adversely affect our business and results of operations.

In addition, JG and certain of our tenants purchase beer, wine and spirits from distributors who own the exclusive rights to sell such alcoholic beverage products in the geographic areas in which we are located. The continued ability to purchase certain brands of alcoholic beverages depends upon maintaining relationships with those distributors, of which there can be no assurance. If any of our or our tenants’ alcohol beverage distributors cease to supply them, they may be forced to offer brands of alcoholic beverage which have less consumer appeal, which could adversely affect our business and results of operations.
We are exposed to risks associated with the development, redevelopment or construction of our properties, including the potential redevelopment at 250 Water Street and in connection with our Fashion Show Mall Air Rights.
Two of our current assets are in pre- or early-development stages. Seaport includes 250 Water Street, a one-acre development site approved for 547,000 zoning square feet of market rate and affordable housing, office, retail and community gathering space. Building of the foundation at 250 Water Street commenced in the second quarter of 2022. In the final quarter of 2023, the State of New York Department of Environmental Conservation issued a certificate of completion for the site stating that site clean-up had been completed to a level consistent with planned site uses. Site development will need to include certain environmental measures, including to mitigate vapor intrusion and address noise attenuation. For additional details, see “—Regulatory, Legal and Environmental Risks—We may be subject to potential costs to comply with environmental laws.” Another of our assets is the Fashion Show Mall Air Rights, which is a contractual right to form a joint venture to hold an 80% managing member interest in a to-be-formed entity that would own the air rights above the Fashion Show mall in Las Vegas, Nevada, as well as the exclusive right to develop such air rights. Various local, state and federal statutes, ordinances, rules and regulations concerning building, health and safety, site and building design, environment, zoning, sales and similar matters apply to and/or affect the real estate development industry. Completion of development activities at 250 Water Street and initiation of development activities in connection with Fashion Show Mall Air Rights are complex processes and subject to numerous factors and contingencies, including market conditions, financing and additional approvals. We are currently evaluating all strategic alternatives before proceeding further with any development activities. There can be no guarantee of when or if either of these potential developments will be completed or, if they are completed, reach subsequent stabilization or achieve profitability.
Our development, redevelopment and construction activities, including at 250 Water Street and in connection with our Fashion Show Mall Air Rights, expose us to risks such as:
•inability to obtain construction financing for the development or redevelopment of properties;
•inability to obtain or renew permits or approvals, and the continued effectiveness of permits already granted or approvals already obtained;
•increased construction costs for a project that exceeded our original estimates due to increases in materials, labor or other costs, which could make completion of the project less profitable because market rents may not increase sufficiently to compensate for the increased construction costs;
•supply chain issues and increased difficulty for workforce recruitment which may lead to construction delays and increased project development costs;
•costs and delays associated with compliance with legal and regulatory requirements;
•claims for construction defects after a property has been developed;
•poor performance or nonperformance by any of our joint venture partners or other third parties on whom we rely;
•health and safety incidents and site accidents;
•compliance with environmental laws and land use controls;
•easement restrictions which may impact our development costs and timing;

•compliance with building codes and other local regulations;
•delays and increased expenses as a result of legal challenges, whether brought by governmental authorities, our competitors, local residents or private parties;
•changes to tax rules, regulations and/or incentives; and
•the inability to secure tenants necessary to support commercial projects.
For example, we are and have been subject to various lawsuits challenging the development approvals we obtained for our 250 Water Street development project. Although, to date, the lawsuits have not, individually or in the aggregate, had a material adverse effect on our business, financial condition or results of operations, we cannot guarantee that the outcome of any pending or future litigation related to 250 Water Street, or any of our other development, redevelopment and construction activities, will not result in substantial costs or delays, divert our management’s attention and resources or otherwise harm our business. For additional information, see Note 8 to the audited combined financial statements included elsewhere in this prospectus.
In connection with any pursuit of development of the Fashion Show Mall Air Rights, we may encounter additional risks in addition to the foregoing risks. These additional risks may include, among others: the inability to reach agreement with our counterparty on the contractual terms of the proposed joint venture that would formalize the ownership structure of the air rights; unwillingness of the owner of the Fashion Show mall to comply with the terms of existing contractual agreements and/or cooperate with such development; the inability to develop such rights based upon then-existing conditions relating to the structure of the existing Fashion Show mall, rights or potential rights (whether known or unknown) of tenants or other parties in possession of any portion of the Fashion Show mall or otherwise, which may require negotiation and further costs; costs and delays associated with the required cooperation between the parties, which may contribute to potential development being considered economically infeasible; and costs and delays associated with, or the inability to successfully obtain, the legal subdivision of the development rights from the fee ownership interest in the real property.
If any of the aforementioned risks were to occur during the development, redevelopment or construction of our properties, including at 250 Water Street and in connection with our Fashion Show Mall Air Rights, it could have a substantial negative impact on the project’s success and result in a material adverse effect on our financial condition or results of operations.
Our development projects may subject us to certain liabilities.
We may hire and supervise third-party contractors to provide construction, engineering and various other services for wholly-owned development projects or development projects undertaken by real estate ventures in which we hold an equity interest. Certain of these contracts are structured such that we are the principal rather than the agent. As a result, we may assume liabilities in the course of the project and be subjected to, or become liable for, claims for construction defects, negligent performance of work or other similar actions by third parties we have engaged.
Adverse outcomes of disputes or litigation could negatively impact our business, results of operations and financial condition, particularly if we have not limited the extent of the damages to which we may be liable, or if our liabilities exceed the amounts of the insurance that we carry. Moreover, our tenants may seek to hold us accountable for the actions of contractors because of our role even if we have technically disclaimed liability as a legal matter, in which case we may determine it necessary to participate in a financial settlement for purposes of preserving the tenant or customer relationship or to protect our corporate brand. Acting as a principal may also mean that we pay a contractor before we have been reimbursed by our tenants or have received the entire purchase price of a condominium unit from the purchaser. This exposes us to additional risks of collection in the event of a bankruptcy, insolvency or a default by a tenant, contractor or vendor. The reverse can occur as well, where a contractor we have paid files for bankruptcy protection or commits fraud with the funds before completing a project which we have funded in part or in full.

Government housing regulations may limit opportunities at 250 Water Street and any future communities in which we invest, and failure to comply with resident qualification requirements may result in financial penalties or loss of benefits.
Our 250 Water Street development site is approved for affordable housing and other benefits from governmental programs intended to provide housing to individuals with low or moderate incomes. These programs, which are typically administered by the United States Department of Housing and Urban Development (“HUD”) or state housing finance agencies, typically provide mortgage insurance, favorable financing terms, tax credits or rental assistance payments to property owners. As a condition of the receipt of assistance under these programs, 250 Water Street and any future qualifying properties we may development must comply with various requirements, which typically limit rents to pre-approved amounts and impose restrictions on resident incomes. Failure to comply with these requirements and restrictions may result in financial penalties or loss of benefits. In addition, we will typically need to obtain the approval of HUD in order to acquire or dispose of a significant interest in or manage a HUD-assisted property. We may not always receive such approval.
Cybersecurity risks and incidents, such as a breach of the Company’s privacy or information security systems, or those of our vendors or other third parties, could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
In the ordinary course of our business, we collect and store sensitive data, including intellectual property, our proprietary business information and that of our tenants and business partners and personally identifiable information of our employees on our networks. The collection and use of personally identifiable information are governed by federal and state laws and regulations. Privacy and information security laws continue to evolve and may be inconsistent from one jurisdiction to another. Compliance with all such laws and regulations may increase our operating costs and adversely impact our ability to market our properties and services.
Additionally, we rely on our information technology systems to be able to monitor and control our operations, adjust to changing market conditions and implement strategic initiatives. We own and manage some of these systems but also rely on third parties for a range of products and services. Any disruptions in or the failure of our own systems, or those managed and operated by third parties, to operate as expected could adversely affect our ability to access and use certain applications and could, depending on the nature and magnitude of the problem, adversely affect our operating results by limiting our ability to effectively monitor and control our operations, adjust to changing market conditions and implement strategic initiatives. The security measures that we and our vendors put in place cannot provide absolute security, and the information technology infrastructure we and our vendors use may be vulnerable to criminal cyber-attacks or data security incidents.
Any such incident could compromise our networks or our vendors’ networks (or the networks or systems of third parties that facilitate our business activities or our vendors’ business activities), and the information we or our vendors store could be accessed, misused, publicly disclosed, corrupted, lost or stolen, resulting in fraud, including wire fraud related to our assets, or other harm. Moreover, if a data security incident or breach affects our systems or our vendors’ systems, whether through a breach of our systems or a breach of the systems of third parties, or results in the unauthorized release of personally identifiable information, our reputation and brand could be materially damaged and we may be exposed to a risk of loss or litigation and possible liability, including, without limitation, loss related to the fact that agreements with our vendors, or our vendors’ financial condition, may not allow us to recover all costs related to a cyber-breach for which they alone are responsible or for which we are jointly responsible, which could result in a material adverse effect on our business, results of operations and financial condition.
Like many companies, we and our third party vendors have been impacted by security incidents in the past and will likely experience security incidents of varying degrees. While we do not believe these incidents have had a material impact to date, privacy and information security risks have generally increased in recent years because of the proliferation of new technologies, such as ransomware, and the increased sophistication and activities of perpetrators of cyber-attacks. Further, there has been a surge in widespread cyber-attacks during and since the COVID-19 pandemic, and the use of remote work environments and virtual platforms may increase our risk of cyber-attack or data security breaches. In light of the increased risks, we have dedicated substantial additional resources of expense, labor and time to strengthening the security of our computer systems. In the future, we may expend additional resources to continue to enhance our information security measures and/or to investigate and attempt to remediate any information security vulnerabilities. Despite these steps, there can be no assurance that our cybersecurity risk management program and processes, including our policies, controls and procedures, will be fully implemented, complied with or effective in protecting our systems and information, and that we will not suffer a significant data security incident in the future, that unauthorized parties will not gain access to sensitive data stored on our systems or that any such incident will be discovered in a timely manner. Any failure in or breach of our information security systems, those of third-party service providers or a breach of other third-party systems that ultimately impacts our operational or information security systems as a result of cyber-attacks or information security breaches could result in a wide range of potentially serious harm to our business and results of operations.
Additionally, cyber-attacks perpetrated against our tenants, including unauthorized access to customers’ credit card data and other confidential information, could diminish consumer confidence and spending at our tenants, or negatively impact consumer perception of shopping at, dining at and otherwise utilizing our properties, all of which could materially and adversely affect our business, financial condition and results of operations.
Global economic and political instability and conflicts, such as the conflict between Russia and Ukraine or in the Middle East, could adversely affect our business, financial condition or results of operations.
Our business could be adversely affected by unstable economic and political conditions within the U.S. and foreign jurisdictions and geopolitical conflicts, such as the conflicts between Russia and Ukraine, and in the Middle East. While we do not have any customer or direct supplier relationships in these regions, the current military conflict, and related sanctions, as well as export controls or actions that may be initiated by nations (e.g., potential cyberattacks, disruption of energy flows, etc.) and other potential uncertainties could adversely affect our supply chain by causing shortages or increases in costs for materials necessary for construction and/or increases to the price of gasoline and other fuels. In addition, such events could cause higher interest rates, inflation or general economic uncertainty, which could negatively impact our business partners, employees or customers, or otherwise adversely impact our business.
Some of our directors are involved in other businesses including real estate activities and public and/or private investments and, therefore, may have competing or conflicting interests with us.
Certain of our directors have and may in the future have interests in other real estate business activities and may have control or influence over these activities or may serve as investment advisors to, or directors or officers of other businesses. These interests and activities, and any duties to third parties arising from such interests and activities, could divert the attention of such directors from our operations. Additionally, certain of our directors are engaged in investment and other activities in which they may learn of real estate and other related opportunities in their non-director capacities. Our Code of Business Conduct and Ethics expressly provides, as permitted by Section 122(17) of the Delaware General Corporation Law (the “DGCL”), that our non-employee directors are not obligated to limit their interests or activities in their non-director capacities or to notify us of any opportunities that may arise in connection therewith, even if the opportunities are complementary to our businesses, provided that such opportunities are not in direct competition with our businesses. Accordingly, we have no expectation that we will be able to learn of or participate in such opportunities. If any potential business opportunity is expressly presented to a director exclusively in his or her director capacity, the director will not be permitted to pursue the opportunity, directly or indirectly through a controlled affiliate in which the director has an ownership interest, without the approval of the independent members of our board of directors.
Pershing Square is our largest stockholder and may exert influence over us that may be adverse to our best interests and those of our other stockholders.
As of the date of this prospectus, Pershing Square beneficially owns approximately 37.9% of our outstanding common stock. Accordingly, Pershing Square has the ability to influence our policies and operations, including the appointment of management, future issuances of our common stock or other securities, the payment of dividends, if any, on our common stock, the incurrence or modification of debt by us, amendments to our Certificate of

Incorporation and Bylaws (each as defined herein) and the entering into of extraordinary transactions, and its interests may not in all cases be aligned with other stockholders’ interests.
Pershing Square’s ownership percentage may increase as a result of the backstop agreement described herein. Pursuant to the backstop agreement, Pershing Square has agreed to exercise its pro rata subscription rights and to purchase any shares not purchased by other stockholders at the Rights Offering price of $25 per share, up to $175.0 million in the aggregate. If none of our other stockholders purchase shares in the Rights Offering, Pershing Square will be required to purchase 7,000,000 shares of our common stock, and its ownership percentage will increase to approximately 72.3%. If all of our other stockholders purchase the pro rata amounts they are entitled to in the Rights Offering, Pershing Square would not be required to purchase any shares of our common stock beyond its pro rata amount, and therefore its ownership percentage would remain at approximately 37.9%. If our other stockholders purchase, in the aggregate, fewer than             shares of common stock in the Rights Offering, then Pershing Square would own over 50% of our common stock as a result of its backstop obligation.
If Pershing Square’s ownership of our common stock increases to more than 50%, pursuant to its obligations under the backstop agreement or otherwise, we would be considered a “controlled company” under the corporate governance rules of NYSE American, which would allow us to opt out of certain NYSE American corporate governance requirements, including the requirements that: (1) a majority of the board of directors consist of independent directors; (2) the compensation of our officers be determined or recommended to the board of directors by a majority of its independent directors or by a compensation committee that is composed entirely of independent directors; and (3) director nominees be selected or recommended by a majority of the independent directors or by a nominating committee composed solely of independent directors. In addition, Pershing Square would be able to control virtually all matters requiring stockholder approval, including the election of our directors.
Pursuant to the Investor Rights Agreement (as defined herein) that we expect to enter into with Pershing Square upon completion of the Rights Offering, as long as Pershing Square owns at least 10% of the total outstanding shares of our common stock, Pershing Square will be entitled to nominate at least one director to our board of directors and, if we increase the size of the board to larger than five directors, as many nominees as represent at least 20% of the total number of directors then on the board. These board nomination rights are also contained in our Certificate of Incorporation. Additionally, we have granted a waiver of the applicability of the provisions of Section 203 of the DGCL such that Pershing Square, which currently owns approximately 37.9% of the outstanding shares of our common stock, may increase its position in our common stock without being subject to Section 203’s restrictions on business combinations. See “—Risks Related to Our Common Stock—Anti-takeover provisions in our Certificate of Incorporation, our Bylaws, Delaware law, the Investor Rights Agreement and certain other agreements may prevent or delay an acquisition of us, which could decrease the trading price of our common stock” and “Certain Relationships and Related Party Transactions—Agreements with Pershing Square—Investor Rights Agreement.”
This concentration of ownership, and the potential for further concentration of ownership, of our outstanding common stock held by Pershing Square, as well as its rights under the Investor Rights Agreement and the Certificate of Incorporation, will potentially make some transactions more difficult or impossible without its support. The interests of Pershing Square, or any of its respective affiliates could conflict with or differ from the interests of our other stockholders. For example, the concentration of ownership held by Pershing Square could allow it to influence our policies and strategy and could delay, defer or prevent a change of control or impede a merger, takeover or other business combination that may otherwise be favorable to us and our other stockholders. Pershing Square or an affiliate thereof may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. This control may also adversely affect the market price of our common stock.
Our business is subject to risks associated with our investments in real estate assets and with trends in the real estate industry.
Our economic performance and the value of our real estate assets are subject to the risk that our properties may not in the future generate revenues sufficient to meet our operating expenses or other obligations, which has been the case with our portfolio in recent years. A future deficiency of this nature would adversely impact our financial condition, results of operations, cash flows, the quoted trading price of our securities and our ability to satisfy our debt service obligations.
Because real estate is illiquid, we may not be able to sell properties when in our best interest.
Real estate investments generally cannot be sold quickly. The capitalization rates at which properties may be sold could be higher than historic rates, thereby reducing our potential proceeds from the sale. Consequently, we may not be able to alter our portfolio promptly in response to changes in economic or other conditions. All of these factors reduce our ability to respond to changes in the performance of our investments and could adversely affect our business, financial condition and results of operations.
The COVID-19 pandemic disrupted our business and a resurgence of the pandemic, or another pandemic, epidemic or health crisis, could have a material adverse effect on our business, financial performance and condition, operating results and cash flows.
Beginning in 2020, the COVID-19 pandemic disrupted our business, as well as the businesses of our tenants, and a resurgence of COVID-19, or any other future pandemic, epidemic or similar health crisis, could have a material adverse effect on our business, financial condition, results of operations, or cash flows.
The COVID-19 pandemic negatively impacted our business in 2020 across all of our operations. Landlord Operations were negatively impacted by delayed leasing of vacant space as well as rental abatements from existing tenants. Additionally, certain of our tenants were forced to permanently close. Our Sponsorship, Events, and Entertainment and Hospitality segments were significantly impacted by measures put in place by New York City that were intended to control the spread of disease, including mandated closures and restrictions upon opening, and the timing of the peak of the pandemic resulted in the full cancellation of our Summer Concert Series in 2020. Our sponsorship business was also negatively impacted by disruptions to our hospitality and events businesses, as sponsors were unable to fulfill their contractual obligations. As a result, many agreements were negotiated and extended during this time.
Our sports operations were also materially impacted by the COVID-19 pandemic and actions taken in response by governmental authorities and MLB. The success of our baseball operations relies heavily on ticket sales and attendance figures. Attendance further impacts our concession and merchandise revenue and indirectly influences the number of events hosted at the Las Vegas Ballpark, as well as sponsor growth and engagement. MLB first postponed and eventually cancelled the minor league baseball season as a result of the COVID-19 pandemic, and, as a result, our business operations related to the Aviators were suspended. Our related special events and sponsorships were also negatively impacted. Our sports operations continued to be impacted by government-mandated assembly restrictions during fiscal year 2021 and temporary declines in attendance related to COVID-19 during certain months of fiscal year 2022.
Our and our tenants’ businesses have been, and could in the future be, materially and adversely affected by the risks, or the public perception of the risks, related to pandemics or other health emergencies, like the COVID-19 pandemic, and the government’s reaction thereto, especially if there is a negative impact on customers’ willingness or ability to frequent such businesses. Our business is also particularly sensitive to discretionary business and consumer spending. A pandemic such as COVID-19, or the fear of another pandemic or other public health emergency, has in the past, and could in the future, impede economic activity in impacted regions or globally over the long-term, leading to a decline in discretionary spending on entertainment and leisure activities, including declines in domestic and international tourism, which would result in long-term effects on our business. To the extent a pandemic, epidemic or other similar health crisis adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risks Factors” section.

Risks Related to Our Sports Assets
Our sports assets face intense and wide-ranging competition, which may have a material negative effect on our business and results of operations.
The success of a sports business, like baseball-related assets, is dependent upon the performance and/or popularity of its franchise. The Aviators compete, in varying respects and degrees, with other live sporting events, and with sporting events delivered over television networks, radio, the internet and online services, streaming devices and applications and other alternative sources. For example, the Aviators compete for attendance and advertising with a wide range of alternatives available in the Las Vegas metropolitan area. During some or all of the baseball season, the Aviators face competition, in varying respects and degrees, from professional football (including the NFL’s Las Vegas Raiders), professional hockey (including the NHL’s Las Vegas Golden Knights), professional soccer (including the USL’s Las Vegas Lights), collegiate sporting events such as UNLV athletic teams and other NCAA competitions, women’s professional basketball (including the WNBA Las Vegas Aces), other sporting events held in the Las Vegas metropolitan area, and other leisure-time activities and entertainment options in Las Vegas (including concerts, music festivals and other live performances).
As a result of the large number of options available, we face strong competition for the Las Vegas metropolitan area sports fan base. We must compete with these other sports teams and sporting events, in varying respects and degrees, including on the basis of the quality of the teams we field, its success in the leagues in which it competes, our ability to provide an entertaining environment at our games, prices we charge for tickets and the viewing availability of our team’s games on multiple media alternatives. Given the nature of sports, there can be no assurance that we will be able to compete effectively, including with companies that may have greater resources than us, and as a consequence, our business and results of operations may be materially negatively affected.
Additionally, on November 16, 2023, the thirty owners of MLB teams unanimously voted to approve the move by the Athletics to Las Vegas in 2028. In April 2024, the Athletics announced that they had signed a lease to play the 2025 through 2027 seasons in Sacramento before their planned move to Las Vegas beginning in the 2028 season. There can be no assurance that the Athletics will move to Las Vegas at all or that we will achieve any potential benefits of such a move. A major league baseball team located in Las Vegas or Summerlin could also compete with the Aviators for their existing fans. As a result, the Athletics’ move could even result in a material negative impact on the Aviators if this competition results in a decline in Aviators attendance.
The success of our business is dependent on our ability to attract attendance to the Aviators’ home games. Our business also competes with other leisure-time activities and entertainment options in the Las Vegas metropolitan area, such as television, motion pictures, concerts, music festivals and other live performances, restaurants and nightlife venues, casinos, the internet, social media and social networking platforms and online and mobile services, including sites for online content distribution, video on demand and other alternative sources of entertainment.
Our business is substantially dependent on the continued popularity and/or competitive success of the Aviators, which cannot be assured.
Our financial results depend in part on the Aviators remaining popular with their fan base, and, in varying degrees, on the team achieving on-field success, which can generate fan enthusiasm that results in sustained ticket, premium seating, suite, sponsorship, food and beverage and merchandise sales during the season. In addition, success in the regular season may qualify the Aviators for participation in post-season playoffs, which provides us with additional revenue by increasing the number of games played by the Aviators and, more importantly, by generating increased excitement and interest in the Aviators, which can help drive a number of our revenue streams, including by improving attendance and sponsorships, in subsequent seasons. In addition, league, team and/or player actions or inactions, including protests, may impact the popularity of the Aviators or the league in which it plays. There can be no assurance that the Aviators will maintain continued popularity or compete in post-season play in the future.

Baseball decisions made by the parent club, especially those concerning player selection and salaries, may have a material negative effect on our business and results of operations.
Creating and maintaining the Aviators’ popularity and/or on-field competitiveness is relevant to the success of our business. The Aviators are an affiliate of the Athletics and get their players designated to them by the Athletics (as the parent club) from among the various players under contract with the parent club. Accordingly, efforts to improve our revenues and earnings from operations from period-to-period may be secondary to actions that the parent club’s management believes will generate long-term growth and asset value creation. The competitive position of the Aviators depends primarily on the Athletics’ ability to obtain, develop and retain talented players, coaches and team executives, for whom it competes with other MLB team and over which the Aviators have no control. The Athletics’ efforts in this regard may include, among other things, trading for highly compensated players, signing draft picks, free agents or current players to new contracts, engaging in salary arbitration or contract renegotiation with existing players, terminating and waiving players and replacing coaches and team executives, and any of these actions can impact the competitive strength of the Aviators. There can be no assurance that the Aviators (or their parent club) will be able to retain players upon expiration of their contracts or sign and develop talented players to replace those who are called up to the parent club, leave for other teams, retire or are injured, traded or released. Additionally, there can be no assurance that any actions taken by the Athletics will successfully generate and increase long-term growth and asset value creation for the Aviators.
The actions of MLB Professional Development Leagues (“MLB PDL”) may have a material negative effect on our business and results of operations.
The governing body of minor league baseball, MLB Professional Development Leagues, has certain rights under certain circumstances to take actions that they deem to be in the best interests of the league, which may not necessarily be consistent with maximizing our results of operations. Decisions by MLB PDL could have a material negative effect on our business and results of operations. For example:
•The Aviators’ affiliation with the Athletics is dependent on maintaining a license from MLB PDL. The current license with MLB PDL expires after the 2030 minor league baseball season, and there is no guarantee that MLB PDL will offer the Aviators an opportunity to renew that license.
•MLB PDL may assert control over certain matters, under certain circumstances, that may affect our revenues such as ticket tax, advertising inventory, and the licensing of (and royalty rates paid for) the rights to produce and sell merchandise bearing the logos and/or other intellectual property of the Aviators and the league.
•MLB PDL imposes certain rules that define, under certain circumstances, the territories in which the Aviators operate. MLB and MLB PDL have also asserted control over other important decisions, such as the length and format of, and the number of games in, the playing season, preseason and playoff schedules, admission of new members, franchise relocations, labor relations with the players associations, etc. Changes to these matters could have a material negative effect on our business and results of operations.
•MLB PDL imposes certain restrictions on the ability of owners to undertake certain types of transactions in respect of teams, including a change in ownership. In certain instances, these restrictions could impair our ability to proceed with a transaction that is in the best interest of the Company and its stockholders if we were unable to obtain any required league approvals in a timely manner or at all.
•MLB PDL has imposed a number of rules, regulations, guidelines, bulletins, directives, policies and agreements upon its teams. Changes to these provisions may apply to the Aviators and its personnel, and/or the Company as a whole, regardless of whether we agree or disagree with such changes, have voted against such changes or have challenged them through other means. It is possible that any such changes could materially negatively affect our business and results of operations to the extent they are ultimately determined to bind the Aviators. MLB PDL asserts significant authority to take certain actions under certain circumstances. Decisions by MLB PDL, including on the matters described above, may materially negatively affect our business and results of operations. MLB PDL’s governing documents and our agreements with MLB PDL purport to limit the manner in which we may challenge decisions and actions.

Injuries to, and illness of, players on our sports team could hinder our success.
To the degree that our financial results are dependent on the Aviators’ popularity and/or on-field success, the likelihood of achieving such popularity or competitive success may be substantially impacted by serious and/or untimely injuries to or illness of key players. Even if we take health and safety precautions and comply with government protocols, our players may nevertheless contract serious illness, such as COVID-19 and, as a result, the Aviators’ ability to participate in games may be substantially impacted.
Financial Risks
We will be unable to develop, redevelop or expand our properties without sufficient capital or financing.
Our business objectives include potential development, redevelopment and expansion opportunities, including potential significant future development activity at our 250 Water Street property and in connection with the Fashion Show Mall Air Rights. We will not be able to pursue these initiatives if we cannot obtain sufficient capital or financing, which may include debt capital from lenders or the capital markets (which may be secured or unsecured), additional equity capital, cash from asset sales or government incentives, such as tax increment financing. We may be unable to obtain financing, or obtain financing on economically attractive terms, due to numerous factors, including our financial condition, results of operations or market volatility and uncertainty. Similarly, we may be unable to obtain mortgage lender and property partner approvals that may be required for any such development, redevelopment or expansion opportunity. We may abandon development, redevelopment or expansion activities already underway if we are unable to secure additional attractively priced capital to finance the completion of such activities. This may result in charge-offs of costs previously capitalized. In addition, if development, redevelopment, expansion or reinvestment projects are unsuccessful, our investments in such projects may not be recoverable, in full or in part, from future operations or sales resulting in impairment charges.
As of the date of this prospectus, we have outstanding indebtedness of approximately $102.0 million, and in the future we may incur additional indebtedness. This indebtedness and changing interest rates could adversely affect our business, prospects, financial condition or results of operations and prevent us from fulfilling our financial obligations.
As of the date of this prospectus, we have outstanding indebtedness of approximately $102.0 million. This indebtedness, and any future indebtedness could have the following consequences:
•limiting our ability to obtain additional financing to fund future working capital, capital expenditures, debt service requirements, execution of our business strategy or finance other general corporate requirements;
•requiring us to make non-strategic divestitures, particularly when the availability of financing in the capital markets is limited;
•requiring a substantial portion of our cash flow to be allocated to debt service payments instead of other business purposes, thereby reducing the amount of cash flow available for working capital, capital expenditures, acquisitions, dividends and other general corporate purposes;
•increasing our vulnerability to general adverse economic and industry conditions, including decreases in the market value of pledged assets as well as increases in interest rates, particularly with respect to any variable rate indebtedness;
•limiting our ability to capitalize on business opportunities, reinvest in and develop properties and to react to competitive pressures and adverse changes in government regulations;
•placing us at a disadvantage compared to other less leveraged competitors;
•limiting our ability, or increasing the costs, to refinance our indebtedness;
•restricting our ability to operate our business due to certain restrictions in the debt agreements; and

•resulting in an event of default if we fail to satisfy our obligations under our indebtedness, which default could result in all or part of our indebtedness becoming immediately due and payable and, in the case of any secured debt, could permit the lenders to foreclose on our assets securing such debt.
In connection with the spin-off, we entered into the Refinanced 250 Water Street Term Loan (as defined herein), which bears interest at a variable rate. During periods of rising interest rates, such as have been experienced in the recent past, interest expense on our variable rate debt will increase unless we effectively hedge our interest rate exposure. Such increases could be significant, particularly if we incur substantially more variable rate debt, and could materially and adversely affect our financial condition, results of operations, cash flows and ability to service our debt, invest in our business or access additional capital. For additional information about our debt agreements, see “Description of Other Indebtedness.”
The agreements governing our existing indebtedness contain restrictions that may limit our ability to operate our business.
Our Refinanced 250 Water Street Term Loan, our Las Vegas Ballpark Deed of Trust and our 250 Water Street TRS (each as defined herein) contain certain restrictions that may limit our ability to operate our business as well as representations and covenants customary for agreements of these types, including financial covenants related to maintenance of loan-to-value ratios with respect to the collateral. These agreements also contain customary events of default and termination events. These restrictions limit our ability, or the ability of certain of our subsidiaries, to, among other things:
•incur indebtedness or issue equity;
•create certain liens;
•pay dividends on, redeem or repurchase capital stock or make other restricted payments;
•make investments;
•consolidate, merge or transfer all, or substantially all, of our assets;
•sell-transfer, exchange, assign, pledge or otherwise dispose of equity;
•enter into or amend lease or other agreements or transactions without consent;
•enter into transactions with our affiliates; and
•create, organize or establish subsidiaries.
Additionally, our debt agreements also contain various restrictive covenants, including minimum net worth requirements, minimum liquidity requirements, maximum leverage ratios, limitations on our ability to form subsidiaries and limitations on our ability to amend our governing documents. The restrictions under the debt agreements could limit our ability to finance our future operations or capital needs, make acquisitions or pursue available business opportunities.
We may be required to take action to reduce our debt or act in a manner inconsistent with our business objectives and strategies to meet such ratios and satisfy such covenants. Events beyond our control, such as changes in economic and business conditions, may affect our ability to do so. We may not be able to meet the ratios or satisfy the covenants in our debt agreements, and we cannot provide any assurance that our lenders will waive any failure to do so. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our debt agreements would likely result in a default under such debt agreements, which may accelerate the principal and interest payments of the debt and, if such debt is secured, result in the foreclosure on certain of our assets that secure such debt. Any such defaults could materially impair our financial condition and liquidity. In addition, if the lenders under any of our debt agreements or other obligations accelerate the maturity of those obligations, we cannot assure that we will have sufficient assets to satisfy our obligations under such obligations.

Inflation has adversely affected us and may continue to adversely affect us by increasing costs beyond what we can recover through price increases.
The U.S. economy has experienced an increase in inflation recently. Inflation can adversely affect us by increasing, among other things, the cost of land, and materials and labor, which we have experienced in fiscal year 2023 due to higher inflation rates. Although we believe that sources of supply for raw materials and components are generally adequate, it is difficult to predict what effects price increases may have in the future. In recent years we have been experiencing increases in the prices of labor and materials above the general inflation rate, especially in Manhattan with respect to labor costs. Our inability to offset increasing costs due to inflation through price increases to customers could have a material adverse effect on our results of operations, financial conditions and cash flows.
Some potential losses are not insured.
We carry comprehensive liability, fire, flood, earthquake, terrorism, cyber, extended coverage and rental loss insurance on all of our properties. We believe the policy specifications and insured limits of these policies are adequate and appropriate. There are some types of losses, including lease and other contract claims, which generally are not insured. If an uninsured loss or a loss in excess of insured limits occurs, we could lose all or a portion of the capital invested in a property, as well as the anticipated future revenue from the property. If this happens, we might remain obligated for any mortgage debt or other financial obligations related to the property.
We are subject to risks associated with hedging arrangements.
We may enter into interest rate swap agreements and other interest rate hedging contracts, including caps and cash settled forward starting swaps, to mitigate or reduce our exposure to interest rate volatility or to satisfy lender requirements. These agreements expose us to additional risks, including a risk that counterparties of these hedging and swap agreements will not perform. There also could be significant costs and cash requirements involved to fulfill our obligations under a hedging agreement. In addition, our hedging activities may not have the desired beneficial impact on interest rate exposure and have a negative impact on our business, financial condition and results of operations.
Regulatory, Legal and Environmental Risks
Development of properties entails a lengthy, uncertain and costly entitlement process.
Approval to develop real property sometimes requires political support and generally entails an extensive entitlement process involving multiple and overlapping regulatory jurisdictions and often requires discretionary action by local governments. Real estate projects must generally comply with local land development regulations, as well as any applicable state and federal regulations. We incur substantial costs to comply with legal and regulatory requirements. An increase in legal and regulatory requirements may cause us to incur substantial additional costs, or in some cases cause us to determine that the property is not feasible for development. In addition, our competitors and local residents may challenge our efforts to obtain entitlements and permits for the development of properties. The process to comply with these regulations is usually lengthy and costly, may not result in the approvals we seek and can be expected to materially affect our development activities. Our potential development at 250 Water Street received approvals to potentially develop 547,000 zoning square feet of market rate and affordable housing, office, retail and community-oriented gathering space; however, any actual development of this project will require, among other things, final resolution of any challenges to existing approvals and related ancillary approvals. Similarly, any future exercise our right to develop, together with an interest in and to 80% of, the air rights above the Fashion Show mall would require, among other things, numerous approvals, and would likely involve an extensive process with substantial costs, and no assurance can be given that we would be successful in obtaining the necessary approvals to develop such rights.
Government regulations and legal challenges may delay the start or completion of the development of our properties, increase our expenses or limit our building or other activities.
Various local, state and federal statutes, ordinances, rules and regulations concerning building, health and safety, site and building design, environment, zoning, sales and similar matters apply to and/or affect the real estate development industry. In addition, our ability to obtain or renew permits or approvals and the continued effectiveness of permits already granted or approvals already obtained depends on factors beyond our control, such as changes in federal, state and local policies, rules and regulations and their interpretations and application.
Municipalities may restrict or place moratoriums on the availability of utilities, such as water and sewer taps. If municipalities in which we operate take such actions, it could have an adverse effect on our business by causing delays, increasing our costs or limiting our ability to operate in those municipalities. These measures may reduce our ability to build and sell real estate development projects in the affected markets, including with respect to land we may already own, and create additional costs and administration requirements, which in turn may harm our future results of operations.
Governmental regulation affects numerous aspects of our business and industry, including construction, sales and lending activities and other dealings with consumers and tenants. Further, government agencies routinely initiate audits, reviews or investigations of our business practices to ensure compliance with applicable laws and regulations, which can cause us to incur costs or create other disruptions in our business that can be significant. Further, we may experience delays and increased expenses as a result of legal challenges to our proposed communities, whether brought by governmental authorities or private parties.
We may be subject to increased compliance costs to comply with new and contemplated government regulations relating to energy standards and climate change.
A variety of legislation is being enacted, or considered for enactment, at the federal, state and local levels relating to energy and climate change. This legislation relates to items such as carbon dioxide emissions control and building codes that impose energy efficiency standards. For example, New York City has adopted Local Law 97, which requires individual, or certain groups of, buildings over a certain size to meet new energy efficiency and greenhouse gas emissions limits as of 2024, with stricter limits coming into effect in 2030. New building code requirements that impose stricter energy efficiency standards could significantly increase our cost to construct buildings. Such environmental laws may affect, for example, how we manage storm water runoff, wastewater discharges and dust; how we develop or operate on properties on or affecting resources such as wetlands, endangered species, cultural resources, or areas subject to preservation laws; and how we address contamination. As climate change concerns continue to grow, legislation and regulations of this nature are expected to continue and to make compliance more costly. In addition, it is possible that some form of expanded energy efficiency legislation may be passed by the U.S. Congress or federal agencies and certain state legislatures, which may, despite being phased in over time, significantly increase our costs of building properties. We may be required to apply for additional approvals or modify our existing approvals because of changes in local circumstances or applicable law.
Energy-related initiatives affect a wide variety of companies throughout the U.S. and the world. Because our potential future development activities could be heavily dependent on significant amounts of raw materials, such as lumber, steel and concrete, energy-related initiatives could have an indirect adverse impact on our operations to the extent the manufacturers and suppliers of our materials are burdened with expensive cap and trade and similar energy-related taxes and regulations. Noncompliance with environmental laws could result in fines and penalties, obligations to remediate, permit revocations and other sanctions.
We may be subject to potential costs to comply with environmental laws.
Future development and redevelopment opportunities may require additional capital and other expenditures to comply with laws and regulations relating to the protection of the environment. Under various federal, state or local laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances released at a property and may be held liable to a governmental entity or to third parties for property damage or personal injuries and for investigation and clean-up costs incurred by the parties in connection with the contamination. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of the hazardous or toxic substances, or the legality of disposal or classification of the material at the time. The presence of contamination or the failure to remediate contamination may adversely affect the owner’s ability to sell or lease real estate or to borrow using the real estate as collateral, and may expose us to tort or common law liability to neighbors, employees, site visitors, or others. It may also prevent new construction or changes in land use prior to remediation, such as sites in New York City that have been placed under an “E” designation. For instance, there is known contamination at the 250 Water Street site. In 2023, the State of New York Department of Environmental Conservation (the “DEC”) issued a certificate of completion for the site, which provides certain liability protections relating to residual hazardous substances at the site. The site is subject to an environmental easement and a site management plan (the “SMP”) prepared under the oversight of the DEC, which impose certain requirements and restrictions with respect to the property, including, among other things: a requirement that any disturbance of the subsurface be conducted in accordance with the SMP, a prohibition against use of groundwater without treatment, a requirement to conduct periodic groundwater monitoring and a requirement to evaluate the potential for vapor intrusion and implement mitigation measures. Noncompliance with these requirements could result in an obligation to conduct further remediation, revocation of the certificate of completion or revocation of tax credits received in connection with site remediation. The 250 Water Street site is also subject to an “E” designation, which imposes certain requirements on development of the property, including, among other things, a requirement to have in place an approved Remedial Action Work Plan and a Construction Health and Safety Plan prior to issuance of a construction permit involving subsurface disturbance, a requirement to locate heating and hot water system stacks at least 335 feet above grade and a requirement to comply with noise attenuation standards. Other federal, state and local laws, ordinances and regulations require abatement or removal of asbestos-containing materials in the event of demolition or certain renovations or remodeling, the cost of which may be substantial for certain redevelopments, and also govern emissions of and exposure to asbestos fibers in the air. Federal and state laws also regulate the operation and removal of underground storage tanks. In connection with our ownership, operation and management of certain properties, we could be held liable for the costs of remedial action with respect to these regulated substances or tanks or related claims.
We cannot predict with any certainty the magnitude of any expenditures relating to the environmental compliance or the long-range effect, if any, on our operations. Compliance with such laws has not had a material adverse effect on our operating results or competitive position in the past but could have such an effect on our operating results and competitive position in the future.
Tax increases and changes in tax rules may adversely affect our financial results.
As a company conducting business with physical operations in the United States, we are exposed, both directly and indirectly, to the effects of changes in U.S., state and local tax rules. Taxes for financial reporting purposes and cash tax liabilities in the future may be adversely affected by changes in such tax rules. The taxing rules of the various jurisdictions in which we operate or do business often are complex and subject to varying interpretations. Tax authorities may challenge tax positions that we take or historically have taken and may assess taxes where we have not made tax filings or may audit the tax filings we have made and assess additional taxes. Some of these assessments may be substantial, and also may involve the imposition of penalties and interest.
In addition, governments could change their existing tax laws, impose new taxes on us or increase the rates at which we are taxed in the future. The payment of substantial additional taxes, penalties or interest resulting from tax assessments, or the imposition of any new taxes, could materially and adversely impact our results of operations and financial condition. For example, President Biden has previously proposed to increase the federal corporate income tax rate and if any such proposal were to be adopted, then the increase in the federal corporate income tax rate would adversely affect our results of operations in future periods.
Compliance with the Americans with Disabilities Act may be a significant cost for us.
The Americans with Disabilities Act of 1990, as amended (the “ADA”), requires that all public accommodations and commercial facilities, including office buildings, meet certain federal requirements related to access and use by disabled persons. Other federal, state and local laws may require modifications to or restrict further renovations of our properties with respect to such accesses. Noncompliance with the ADA or similar or related laws or regulations could result in the U.S. government imposing fines or private litigants being awarded damages against us. Such costs may adversely affect our business, financial condition and results of operations.

Risks Related to the Separation and Our Relationship with HHH
Prior to the spin-off, we had no history of operating as a separate, publicly traded company, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.
The historical information about us in this prospectus refers to our business as operated by and integrated with HHH. Our historical and pro forma financial information included in this prospectus is derived from the consolidated financial statements and accounting records of HHH. Accordingly, the historical and pro forma financial information included in this prospectus does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a separate, publicly traded company during the periods presented or those that we will achieve in the future primarily as a result of the factors described below:
•prior to the separation, our business was operated by HHH as part of its broader corporate organization, rather than as a separate, publicly traded company. HHH or one of its affiliates performed various corporate functions for us such as legal, treasury, accounting, internal audit, human resources and finance. Our historical and pro forma financial results reflect allocations of corporate expenses from HHH for such functions and are likely to be less than the expenses we would have incurred had we operated as a separate publicly traded company. Following the separation, our costs related to such functions previously performed by HHH may therefore increase;
•prior to the separation, our business was integrated with the other businesses of HHH. Historically, we shared economies of scope and scale in costs, employees, vendor relationships and customer relationships. Although we entered into transition agreements with HHH, these arrangements may not fully capture the benefits that we enjoyed as a result of being integrated with HHH and may result in us paying higher charges than in the past for these services. This could have an adverse effect on our results of operations and financial condition;
•generally, our working capital requirements and capital for our general corporate purposes, including acquisitions and capital expenditures, were historically satisfied as part of the corporate-wide cash management policies of HHH. We expect that from time to time we will seek to obtain financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements; and
•the cost of capital for our business may be higher than HHH’s cost of capital prior to the separation.
Other significant changes may occur in our cost structure, management, financing and business operations as a result of operating as a company separate from HHH. See “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited combined financial statements and notes thereto included elsewhere in this prospectus.
As a separate, publicly traded company, we may not enjoy the same benefits that we did as a part of HHH.
There is a risk that, by separating from HHH, we became more susceptible to market fluctuations and other adverse events than we would have been if we had remained a part of the current HHH organizational structure. As part of HHH, we were able to enjoy certain benefits from HHH’s operating diversity, purchasing power and opportunities to pursue integrated strategies with HHH’s other businesses. As a separate, publicly traded company, we do not have similar diversity or integration opportunities and may not have similar purchasing power or access to capital markets.
The unaudited pro forma combined financial statements included in this prospectus are presented for informational purposes only and may not be an indication of our future financial condition or results of operations.
The unaudited pro forma combined financial statements included in this prospectus are presented for informational purposes only and are not necessarily indicative of what our actual financial condition or results of operations would have been had the separation been completed on the date indicated. The assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect our financial condition or results of operations. Accordingly, our financial condition and results of operations in the future may not be evident from or consistent with such pro forma financial information.
Future sales of our common stock, or the perception that such sales may occur, could depress our common stock price.
Except as otherwise described herein, all of our common stock that was distributed in connection with the spin-off is freely tradable without restriction, other than those held by our affiliates. In connection with the spin-off, we filed a registration statement on Form S-8 registering under the Securities Act our common stock reserved for issuance under our equity incentive plan. If equity securities granted under such plan are sold or it is perceived that they will be sold in the public market, the trading price of our common stock could decline substantially. Actual or potential sales of our common stock made pursuant to registration rights could similarly cause the trading price of our common stock to drop significantly. Any of the foregoing also could impede our ability to raise future capital.
As of the date of this prospectus, Pershing Square owns approximately 37.9% of our outstanding common stock. Pursuant to the Investor Rights Agreement, we will agree that upon Pershing Square’s request we will use our commercially reasonable efforts to effect a registration under applicable federal and state securities laws for shares of our common stock held by Pershing Square. Following the completion of the Rights Offering, the shares covered by registration rights will represent, at most, approximately 72.3% of our outstanding common stock, assuming no stockholder other than Pershing Square purchases shares of our common stock in the Rights Offering. Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without the need for compliance with Rule 144 under the Securities Act. Any disposition by Pershing Square, or any of our substantial stockholders, of our common stock in the public market, or the perception that such dispositions could occur, could adversely affect prevailing market prices of our common stock.
In addition, our Certificate of Incorporation provides that we may issue up to 480,000,000 shares of common stock and 20,000,000 shares of preferred stock, $0.01 par value per share. Future issuances of shares of our common stock or securities convertible or exchangeable into common stock may dilute the ownership interest of our common stockholders. Because our decision to issue additional equity or convertible or exchangeable securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future issuances. In addition, we are not required to offer any such securities to existing stockholders on a preemptive basis. Therefore, it may not be possible for existing stockholders to participate in such future issuances, which may dilute the existing stockholders’ interests in us.
The Rights Offering may also have a dilutive effect on the market price of our common stock.
Our suppliers or other companies with whom we conduct business may conclude that our financial stability as a separate, publicly traded company is insufficient to satisfy their requirements for doing or continuing to do business with them.
Some of our suppliers or other companies with whom we conduct business may conclude that our financial stability as a separate, publicly traded company is insufficient to satisfy their requirements for doing or continuing to do business with them, or may require us to provide additional credit support, such as letters of credit or other financial guarantees. Any failure of parties to be satisfied with our financial stability could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Potential indemnification obligations to HHH pursuant to the Separation Agreement could materially and adversely affect our business, financial condition, results of operations and cash flows.
The Separation Agreement, among other things, provides for indemnification obligations (for uncapped amounts) designed to make us financially responsible for all liabilities that HHH may incur relating to our business activities (as currently and historically conducted), whether incurred prior to or after the separation. If we are required to indemnify HHH under the circumstances set forth in the Separation Agreement, we may be subject to substantial liabilities. See “Business—Legal Proceedings” and “Certain Relationships and Related Party Transactions—Agreements with HHH—Separation Agreement.”
In connection with our separation from HHH, HHH has agreed to indemnify us for certain liabilities. However, there can be no assurance that such indemnity will be sufficient to insure us against the full amount of such liabilities, or that HHH’s ability to satisfy its indemnification obligations will not be impaired in the future.
Pursuant to the Separation Agreement and certain other agreements with HHH, HHH has agreed to indemnify us for certain liabilities as discussed further in “Certain Relationships and Related Party Transactions.” However, third parties could also seek to hold us responsible for any of the liabilities that HHH has agreed to retain, and there can be no assurance that the indemnity from HHH will be sufficient to protect us against the full amount of such liabilities, or that HHH will be able to fully satisfy its indemnification obligations. In addition, HHH’s insurance will not necessarily be available to us for liabilities associated with occurrences of indemnified liabilities prior to the separation, and in any event HHH’s insurers may deny coverage to us for liabilities associated with certain occurrences of indemnified liabilities prior to the separation. Moreover, even if we ultimately succeed in recovering from HHH or such insurance providers any amounts for which we are held liable, we may be temporarily required to bear these losses. Each of these risks could negatively affect our business, financial condition, results of operations and cash flows.
Certain of our executive officers and directors may have actual or potential conflicts of interest because of their equity interests in HHH.
Our board of directors currently consists of a majority of directors who are independent, and our executive officers are prior employees of HHH. As of the date of this prospectus, one of our directors owns equity interests in HHH. Such ownership, or any future ownership, of common stock of HHH by our executive officers or directors could create, or appear to create, potential conflicts of interest if we and HHH face decisions that could have implications for both HHH and us. For example, potential conflicts of interest could arise in connection with the resolution of any dispute between us and HHH regarding the terms of the agreements governing the spin-off and our separation from and relationship with HHH following the spin-off. Potential conflicts of interest may also arise out of any commercial arrangements that we or HHH may enter into in the future.
HHH may compete with us.
HHH is not restricted from competing with us. If HHH in the future decides to engage in the type of business we conduct, it may have a competitive advantage over us, which may cause our business, financial condition and results of operations to be materially adversely affected.
We may not achieve some or all of the expected benefits of the separation, and the separation may adversely affect our business.
We may not be able to achieve the full strategic and financial benefits expected to result from the separation, or such benefits may be delayed or not occur at all, for a variety of reasons, including, among others:
•as part of HHH prior to the separation, we were able to enjoy certain benefits from HHH’s operating diversity, purchasing power and opportunities to pursue integrated strategies with HHH’s other businesses. As a separate, publicly traded company, we do not have similar diversity or integration opportunities and may not have similar purchasing power or access to capital markets. We may also incur costs for certain functions previously performed by HHH, such as accounting, tax, legal, human resources and other general administrative functions that are higher than the amounts reflected in our historical financial statements, which could impact our cash flows profitability;
•certain costs and liabilities that were less significant to HHH prior to the separation are more significant for us as a separate company after the separation;
•following the separation, our business is less diversified than HHH’s businesses prior to the separation;

•we (and prior to the separation, HHH) have and will continue to incur costs in connection with our transition to being a separate, publicly traded company that may include accounting, tax, legal and other professional services costs, recruiting and relocation costs associated with hiring or reassigning our personnel and costs to separate information systems; and
•following the separation, we are more susceptible to market fluctuations and other adverse events than if we were still a part of HHH.
If we fail to achieve some or all of the benefits expected to result from the separation, or if such benefits are delayed, our business, operating results and financial condition could be adversely affected.
We may have received better terms from unaffiliated third parties than the terms we will receive in our agreements with HHH.
The agreements we entered into with HHH in connection with the separation, including the Separation Agreement, transition services agreement, employee matters agreement, tax matters agreement and other commercial agreements, were prepared in the context of our separation from HHH while we were still a wholly-owned subsidiary of HHH. Accordingly, during the period in which the terms of those agreements were prepared, we did not have a separate or independent board of directors or a management team that was separate from or independent of HHH. As a result, the terms of those agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties. Arm’s-length negotiations between HHH and an unaffiliated third party in another form of transaction, such as a buyer in a sale of a business transaction, may have resulted in more favorable terms to the unaffiliated third party. See “Certain Relationships and Related Party Transactions.”
We or HHH may fail to perform under the various agreements we executed as part of the separation or we may fail to have necessary systems and services in place when certain of the agreements expire.
The Separation Agreement and other agreements we entered into with HHH in connection with the separation determine the allocation of assets and liabilities between the companies following the separation and include indemnifications related to liabilities and obligations. The transition services agreement provides for the performance of certain services by HHH for our benefit for a period of time after the separation. We will rely on HHH to satisfy its performance obligations under these agreements. If HHH is unable to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties or losses. If we do not have in place our own systems and services, or if we do not have agreements with other providers of these services once certain transaction agreements expire, we may not be able to operate our business effectively. We are in the process of creating our own, or engaging third parties to provide, systems and services to replace many of the systems and services that HHH currently provides to us. However, we may not be successful in implementing these systems and services or in transitioning data from HHH’s systems to us.
We are also establishing or expanding our own tax, internal audit, investor relations, corporate governance and public company compliance and other corporate functions. We expect to incur one-time costs to replicate, or outsource from other providers, these corporate functions to replace the corporate services that HHH historically provided us prior to the separation. Any failure or significant downtime in our own financial, administrative or other support systems or in the HHH financial, administrative or other support systems during the transitional period during which HHH provides us with support could negatively impact our results of operations or prevent us from paying our suppliers and employees, executing business combinations and foreign currency transactions or performing administrative or other services on a timely basis, which could negatively affect our results of operations.
In particular, our day-to-day business operations rely on information technology systems. A significant portion of the communications among our personnel, customers and suppliers take place on information technology platforms. We expect the transfer of information technology systems from HHH to us to be complex, time consuming and costly. There is also a risk of data loss in the process of transferring information technology. As a result of our reliance on information technology systems, the cost of such information technology integration and transfer and any such loss of key data could have an adverse effect on our business, financial condition and results of operations.
Following the spin-off, we are dependent on HHH to provide us with certain transition services, which may be insufficient to meet our needs, and we may have difficulty finding replacement services or be required to pay increased costs to replace these services after our transition services agreement with HHH expires.
Prior to the spin-off, HHH provided significant corporate and shared services related to corporate functions such as property management, executive oversight, treasury, accounting, finance, internal audit, legal, information technology, human resources, communications, facilities and risk management. Following the separation, HHH is continuing to provide some of these services on a transitional basis for a fee. While these services are being provided to us by HHH, we are dependent on HHH for services that are critical to our operation as a separate, publicly traded company, and our operational flexibility to modify or implement changes with respect to such services and the amounts we pay for them is limited. After the expiration of the transition services agreement, we may not be able to replace these services or enter into appropriate third-party agreements on terms and conditions, including cost and quality of service, comparable to those that we will receive from HHH under the transition services agreement. Although we intend to replace portions of the services currently provided by HHH, we may encounter difficulties replacing certain services or be unable to negotiate pricing or other terms as favorable as those we currently have in effect.
If the spin-off fails to qualify as a distribution under Section 355 of the Code, HHH stockholders could incur significant adverse tax consequences, and we could be required to indemnify HHH for certain tax consequences that could be material pursuant to indemnification obligations under the tax matters agreement.
In connection with the spin-off, HHH received an opinion of Latham & Watkins LLP, tax counsel to HHH, regarding the qualification of the distribution as a distribution under Section 355 of the Code. There is no administrative or judicial authority that directly addresses facts that are substantially similar to those of the spin-off, and the opinion of tax counsel is therefore not free from doubt. Moreover, the opinion of tax counsel was based on, among other things, certain factual assumptions, representations and undertakings from HHH and us, including those regarding the past and future conduct of the companies’ respective businesses and other matters. If any of these factual assumptions, representations, or undertakings is incorrect or not satisfied, including as a possible result of us being forced to change our business model and dispose of assets in the event that the Rights Offering does not close or results in less proceeds than expected, HHH may not be able to rely on the opinion, and HHH and its stockholders could incur significant adverse U.S. federal income tax consequences. In addition, the opinion of tax counsel is not binding on the IRS or the courts, and, notwithstanding the opinion of tax counsel, the IRS could determine that the spin-off does not so qualify or that the spin-off should be taxable for other reasons, including as a result of a significant change in stock or asset ownership after the distribution.
If the spin-off is ultimately determined not to qualify as a distribution under Section 355 of the Code, the distribution could be treated as a taxable disposition of common shares of Seaport Entertainment by HHH and as a taxable distribution to HHH stockholders for U.S. federal income tax purposes. In such case, HHH stockholders that are subject to U.S. federal income tax could incur significant adverse U.S. federal income tax consequences.
Under the tax matters agreement that we have entered into with HHH, we are generally required to indemnify HHH against taxes incurred by HHH that arise as a result of certain acts or omissions by us, inaccuracies, misrepresentations or misstatements relating to us or events involving our stock or assets that prevent the distribution from qualifying as a distribution under Section 355 of the Code, except that we will generally not bear any such taxes resulting from corporate-level taxable gain to HHH under Section 355(e) of the Code. If we are required to pay any liabilities under the circumstances set forth in the tax matters agreement, the amounts may be significant. For a more detailed discussion, see “Certain Relationships and Related Party Transactions—Agreements with HHH—Tax Matters Agreement.”

Even if the spin-off qualifies as a distribution under Section 355 of the Code, certain non-U.S. HHH stockholders could incur significant adverse tax consequences.
Even if the spin-off qualifies as a distribution under Section 355 of the Code, unless Seaport Entertainment is a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes, certain non-U.S. HHH stockholders who have actually or constructively owned more than 5% of the HHH common stock at any point in the five years preceding the spin-off could be treated as having made a taxable exchange of a portion of their shares of HHH common stock for shares of Seaport Entertainment common stock as a result of the spin-off. The determination of whether Seaport Entertainment is a USRPHC depends on the fair market value of its U.S. real property interests relative to the fair market value of its non-U.S. real property interests and other business assets. Based on our analysis of the value and composition of the assets of Seaport Entertainment, we believe and intend to take the position that Seaport Entertainment is a USRPHC for U.S. federal income tax purposes. Nevertheless, because the determination of whether Seaport Entertainment is a USRPHC depends on the fair market value of its assets, there can be no assurance that Seaport Entertainment is a USRPHC. Non-U.S. stockholders are urged to consult their tax advisors regarding the tax consequences of the distribution.
We might not be able to engage in certain transactions following the spin-off.
Under the tax matters agreement that we entered into with HHH, we are required to comply with the representations and undertakings made to legal counsel in connection with the tax opinion HHH received regarding the intended tax treatment of the spin-off and certain related transactions. The tax matters agreement also restricts our ability to take or fail to take any action if such action or failure to act could adversely affect the intended tax treatment, except that we are generally not prohibited from entering into equity transactions that result in corporate-level taxable gain to HHH under Section 355(e) of the Code. In particular, except in specific circumstances, in the two years following the distribution, we will be restricted from, among other things, (i) ceasing to actively conduct certain elements of our business, and (ii) selling, transferring or otherwise disposing of, 30% or more of the gross assets of certain of our businesses. These restrictions may limit for a period of time our ability to pursue certain transactions that we may believe to be in the best interests of our stockholders or that might increase the value of our business. For more information, see the section entitled “Certain Relationships and Related Person Transactions—Agreements with HHH—Tax Matters Agreement.”
Risks Related to Our Common Stock
We cannot be certain that an active trading market for our common stock will be sustained after the separation, and the price of our common stock may fluctuate significantly.
Prior to the spin-off, there was no public market for our common stock. We cannot guarantee that an active trading market will be sustained for our common stock. If an active trading market does not develop, you may have difficulty selling your Company common stock at an attractive price, or at all. The market price of our common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control and/or unrelated to our operating performance, including:
•our quarterly or annual earnings, or those of other companies in our industry;
•the failure of securities analysts to cover our common stock;
•actual or anticipated fluctuations in our operating results;
•changes in earnings estimated by securities analysts or our ability to meet those estimates;
•the operating and stock price performance of other comparable companies;
•publication of research reports about our industry;
•announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;

•changes to the regulatory and legal environment in which we operate;
•changes in interest or inflation rates;
•overall market fluctuations and domestic and worldwide economic conditions; and
•other factors described in these “Risk Factors” and elsewhere in this prospectus.
In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.
We are an emerging growth company and the information we provide stockholders may be different from information provided by other public companies.
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012. We will continue to be an emerging growth company until the earliest to occur of the following:
•the last day of the fiscal year in which our total annual gross revenues first meet or exceed $1.235 billion (as adjusted for inflation);
•the date on which we have, during the prior three-year period, issued more than $1.0 billion in non-convertible debt;
•the last day of the fiscal year in which we (i) have an aggregate worldwide market value of common stock held by non-affiliates of $700 million or more (measured at the end of each fiscal year) as of the last business day of our most recently completed second fiscal quarter and (ii) have been a reporting company under the Exchange Act for at least one year (and filed at least one annual report under the Exchange Act); or
•the last day of the fiscal year following the fifth anniversary of the date of our separation from HHH.
For as long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to:
•not being required to comply with the auditor attestation requirements of the assessment of our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act;
•exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies;
•reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and
•exemptions from the requirement of holding a non-binding advisory vote on executive compensation and stockholder approval on golden parachute compensation not previously approved.
We may choose to take advantage of some or all of these reduced burdens. For example, we have taken advantage of the reduced disclosure obligations regarding executive compensation in this prospectus. For as long as we take advantage of the reduced reporting obligations, the information we provide stockholders may be different from information provided by other public companies. In addition, it is possible that some investors will find our common stock less attractive as a result of these elections, which may result in a less active trading market for our common stock and higher volatility in our stock price.
In addition, we have elected to not take advantage of the extended transition period that allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies, which means that the financial statements included in this prospectus, as well as financial statements we file in the future, will be subject to all new or revised accounting standards generally applicable to public companies. Our election not to take advantage of the extended transition period is irrevocable.
If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be negatively affected.
As a public company, we are required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. In addition, beginning with our second annual report on Form 10-K, we expect we will be required to furnish annual management assessments of the effectiveness of our internal control over financial reporting. However, while we remain an emerging growth company, we will not be required to include a report by our independent registered public accounting firm addressing these assessments pursuant to Section 404 of the Sarbanes-Oxley Act. These reporting and other obligations may place significant demands on management, and administrative and operational resources, including accounting systems and resources.
The process of designing, implementing and testing the internal control over financial reporting required to comply with this obligation is time consuming, costly and complicated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the applicable requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or to assert that our internal control over financial reporting is effective, or, when applicable, if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are then listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.
We do not expect to pay any dividends for the foreseeable future.
You should not rely on our common stock to provide dividend income. We do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our existing operations. In addition, any future credit facility or debt securities may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock.
Your percentage ownership in us may be diluted in the future.
In the future, your percentage ownership in us may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that we will be granting to our directors, officers and employees. In addition, our employees have rights to purchase or receive our common stock as a result of the conversion of their HHH stock options or other equity interests into our stock options and other equity interests in connection with the spin-off. The conversion of these HHH awards into our awards is described in further detail in the section entitled “Certain Relationships and Related Party Transactions—Agreements with HHH—Employee Matters Agreement.” As of the date of this prospectus, the exact number of our common stock that will be subject to the converted equity awards is not determinable, and, therefore, it is not possible to determine the extent to which your percentage ownership in us could be diluted as a result of the conversion. It is anticipated that our Compensation Committee will grant additional equity awards to our employees and directors after the distribution, from time to time, under our employee benefits plans. These additional awards will have a dilutive effect on our earnings per share of common stock, which could adversely affect the market price of our common stock.
In addition, our Certificate of Incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred shares having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over our common stock respecting dividends and distributions, as the Board generally may determine. The terms of one or more classes or series of preferred shares could dilute the voting power or reduce the value of our common stock. For example, we could grant the holders of preferred shares the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences that we could assign to holders of preferred shares could affect the residual value of the common stock. Please refer to the section entitled “Description of Capital Stock.”
The Rights Offering may also have a dilutive effect on the market price of our common stock.
Anti-takeover provisions in our Certificate of Incorporation, our Bylaws, Delaware law, the Investor Rights Agreement and certain other agreements may prevent or delay an acquisition of us, which could decrease the trading price of our common stock.
Our Certificate of Incorporation, our Bylaws, the Investor Rights Agreement and Delaware law, among other things, contain or will contain provisions that could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our board of directors. See “Description of Capital Stock.” For example, our Certificate of Incorporation and Bylaws contain the following limitations:
•the inability of our stockholders to act by written consent;
•restrictions on the ability of stockholders to call a special meeting without 20% or more of the voting power of the issued and outstanding shares entitled to vote generally in the election of our directors;
•requirements stockholders must comply with for nominating individuals for election as directors or for proposing business to be considered at stockholder meetings;
•the right of our board of directors to issue preferred stock without stockholder approval;
•a requirement that, to the fullest extent permitted by law, certain proceedings against or involving us or our directors or officers be brought exclusively in the Court of Chancery in the State of Delaware;
•that certain provisions may be amended only by the affirmative vote of at least 66 2/3% of the shares of common stock entitled to vote generally in the election of directors; and
•the limitations described in “—MLB rules require that any person or group seeking to acquire a controlling interest in us or the Aviators must receive the prior approval of MLB. Such limitations and approval requirements may restrict any change of control or business combination opportunities in which our stockholders might receive a premium for shares of our common stock.”
We also expect to enter into the Investor Rights Agreement with Pershing Square, pursuant to which Pershing Square will be entitled to designate at least one individual as a nominee for election to our board of directors as long as it owns at least 10% of the total outstanding shares of our common stock. If we increase the size of the board to larger than five directors, the Investor Rights Agreement will entitle Pershing Square to nominate individuals representing at least 20% of the total number of our directors, which could allow Pershing Square to exercise additional influence over certain of our corporate and governance matters. The board designation and related rights are also contained in our Certificate of Incorporation. See “Certain Relationships and Related Party Transactions—Agreements with Pershing Square—Investor Rights Agreement.”
In addition, we are a Delaware corporation, and Section 203 of the DGCL applies to us. In general, Section 203 prevents an interested stockholder from engaging in certain business combinations with us for three years following the time that person becomes an interested stockholder subject to certain exceptions. The statute generally defines an interested stockholder as any person that is the owner of 15% or more of the outstanding voting stock or is our affiliate or associate and was the owner of 15% or more of outstanding voting stock at any time within the three-year period immediately before the date of determination.
We have granted a waiver of the applicability of the provisions of Section 203 of the DGCL such that Pershing Square, which currently owns approximately 37.9% of the outstanding shares of our common stock, may increase its position in our common stock without being subject to Section 203’s restrictions on business combinations. As such, Pershing Square, through its ability to accumulate more common stock than would otherwise be permitted under Section 203, has the ability to become a large holder group that would be able to affect matters requiring approval by Company stockholders, including the election of directors and approval of mergers or other business combination transactions.
These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third-party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. There also may be dilution of our common stock from the exercise of any future outstanding warrants, which may materially adversely affect the market price and negatively impact a holder’s investment.
MLB rules require that any person or group seeking to acquire a controlling interest in us or the Aviators must receive the prior approval of MLB. Such limitations and approval requirements may restrict any change of control or business combination opportunities in which our stockholders might receive a premium for shares of our common stock.
To comply with the policies of MLB, our Certificate of Incorporation provides that, as long as we have an ownership interest in the professional baseball club currently known as the Aviators, and subject to certain exceptions, no person may acquire shares of our common stock if, after such acquisition, that person would (i) own at least 50% of the outstanding shares of our common stock or at least 50% of the total voting power of our then-outstanding securities entitled to vote generally in the election of directors or (ii) have the ability to appoint at least a majority of the members of our board, unless, in each case, such person is approved by MLB or qualifies as an exempt person (which includes Pershing Square or any person approved by MLB as the “control person” of the Aviators). In the event that a person attempts to acquire shares of our common stock in violation of these restrictions, the applicable excess shares would automatically be transferred to a trust and held for the benefit of the excess share transferor, and such excess shares may be sold for cash, on the open market, in privately negotiated transactions or otherwise. No assurance can be given that the trust will be able to sell the shares at a price that is equal to or greater than the price paid by the person who attempted to acquire the shares. In addition, such person’s right to receive the net proceeds of the sale, as well as any dividends or other distributions to which such person would otherwise be entitled, will be subject to their compliance with the applicable mechanics included in the Certificate of Incorporation. See “Description of Capital Stock—Anti-Takeover Effects of Various Provisions of Delaware Law, our Certificate of Incorporation and Bylaws and the Investor Rights Agreement—Restrictions on Ownership; Transfer of Excess Shares to a Trust.”
In addition to the influence Pershing Square could exercise in respect of its voting power (see “—Pershing Square is our largest stockholder and may exert influence over us that may be adverse to our best interests and those of our other stockholders”), the share ownership limitations and required MLB approvals could have an anti-takeover effect, potentially discouraging third parties from making proposals for certain acquisitions of our common stock or a change of control transaction. In addition, if MLB does not provide approval of a specific transaction, these provisions could prevent a transaction in which holders of our common stock might receive a premium for their shares over the then-prevailing market price or which our board of directors or stockholders might believe to be otherwise in the best interest of us and our stockholders.
Risks Related to the Rights Offering
In the event that the Rights Offering does not close, or results in less proceeds than expected, we will have less liquidity than expected and be forced to change our business model and dispose of assets, or take other actions, which could materially adversely affect our business, financial condition, results of operations and cash flows.
We have entered into a backstop agreement with Pershing Square, pursuant to which Pershing Square has agreed to (i) exercise its pro rata subscription right with respect to the Rights Offering and (ii) purchase any remaining shares that are not subscribed for in the Rights Offering, up to $175.0 million in the aggregate; however, we can provide no assurance that we will receive the anticipated proceeds from the Rights Offering. The backstop agreement contains customary closing conditions, including there having been no material adverse effect on our business. Additionally, Pershing Square’s backstop obligations under the backstop agreement expire on October 25, 2024, so if the Rights Offering closes after such date, we cannot assure you of the amount of proceeds that we would receive in the Rights Offering, if any. In the event that we do not receive the full proceeds expected from the Rights Offering and/or the backstop agreement, whether due to a material adverse effect having impacted our business, market conditions having resulted in the abandonment or a delay in the Rights Offering or other reasons, we will have less liquidity than expected, which would exacerbate the risks described in this prospectus.
The subscription price determined for this offering is not necessarily an indication of the fair value of our common stock.
The price to purchase a share of common stock in this offering is $25 per whole share. This price was determined in connection with the negotiation of the backstop agreement. The subscription price does not necessarily bear any relationship to the book value of our assets or our past operations, cash flows, losses, financial condition, net worth or any other established criteria used to value securities. You should not necessarily consider the subscription price to be an indication of the fair value of the common stock to be offered in this offering. After the date of this prospectus, our common stock may trade at prices above or below the subscription price. See “Questions and Answers About the Rights Offering—How was the $25 per whole share of common stock subscription price established?”
Stockholders who do not fully exercise their rights will have their interests diluted.
The Rights Offering will result in the issuance of an additional            shares of our common stock. If you choose not to fully exercise your rights prior to the expiration of the Rights Offering, your proportionate voting interest will be reduced and your relative ownership interest in us will be diluted. Rights holders who do not exercise or sell their rights prior to the expiration of the Rights Offering will lose any value represented by their rights.
We have entered into a backstop agreement with Pershing Square, pursuant to which Pershing Square has agreed to (i) exercise its basic subscription right with respect to the Rights Offering and (ii) purchase from us, subject to the terms and conditions thereof, at the Rights Offering subscription price, unsubscribed shares of our common stock, up to $175.0 million in the aggregate, such that the gross proceeds of the Rights Offering would be $175.0 million. If no rights holders other than Pershing Square were to exercise their rights in this offering, the transactions contemplated by the backstop commitment would result in the issuance of            shares of common stock to Pershing Square, which would increase Pershing Square’s ownership percentage of our outstanding common stock to approximately 72.3%.
If Pershing Square’s ownership of our common stock increases to more than 50%, we may be eligible to be treated as a “controlled company” for NYSE American purposes, which would allow us to opt out of certain NYSE American corporate governance requirements, including requirements that: (1) a majority of the board of directors consist of independent directors; (2) compensation of officers be determined or recommended to the board of directors by a majority of its independent directors or by a compensation committee that is composed entirely of independent directors; and (3) director nominees be selected or recommended by a majority of the independent directors or by a nominating committee composed solely of independent directors. In addition, Pershing Square would be able to control virtually all matters requiring stockholder approval, including the election of our directors.
Your right to exercise your over-subscription right and acquire rights in addition to the basic subscription right are subject to the ownership limitation.
We will not issue shares of our common stock to any eligible participant that would result in a violation of the ownership limitation described herein. If you acquire additional rights, the exercise of which would cause you to violate the ownership limitation, we reserve the right to reject your exercise of those rights in full, or we may accept your exercise of those rights only to the extent that the exercise will not violate the ownership limitation. Such determinations will be made in our sole and absolute discretion. See “The Rights Offering—Ownership Limitation.”
You may not revoke your subscription exercise and could be committed to buying shares of common stock above the prevailing market price.
Once you exercise your rights, you may not revoke the exercise. The public trading market price of our common stock may decline before the rights expire. If you exercise your rights you will have committed to buying shares of our common stock potentially at a price above the prevailing market price. Moreover, you may be unable to sell your shares of common stock at a price equal to or greater than the subscription price you paid for such shares of common stock.
We may terminate the Rights Offering at any time prior to the expiration of the offer period, and neither we nor the subscription agent will have any obligation to you except to return your exercise payments.
We may, in our sole discretion, decide not to continue with the Rights Offering or terminate the Rights Offering prior to the expiration of the offer period. If the Rights Offering is terminated, the subscription agent will return as soon as possible all exercise payments, without interest or deduction.
You must act promptly and follow instructions carefully if you want to exercise your rights.
Eligible participants and, if applicable, brokers, banks or other nominees acting on their behalf, who desire to purchase common stock in the Rights Offering must act promptly to ensure that all required rights certificates are actually received prior to the expiration of the relevant rights offering and that all payments are actually received prior to the payment deadline by the subscription agent. The time period to exercise rights is limited. If you or your broker fails to complete and sign the required rights certificates, sends an incorrect payment amount or otherwise fails to follow the procedures that apply to the exercise of your rights, we may, depending on the circumstances, reject your exercise of rights or accept it only to the extent of the payment received. Neither we nor the subscription agent you concerning, or attempt to correct, an incomplete or incorrect rights certificate or payment or contact you concerning whether a broker, bank or other nominee holds rights on your behalf.
We have the sole discretion to determine whether an exercise properly follows the procedures that apply to the exercise of your rights.
You will only be able to transfer your rights for a short period of time.
The subscription rights are transferable until close of trading on NYSE American on             , 2024, the last business day prior to the scheduled expiration date of the Rights Offering (or, if the offer is extended, on the business day immediately preceding the extended expiration date). It can take up to five business days for: (i) the transfer instructions to be received and processed by the subscription agent; (ii) a new subscription rights certificate to be issued and transmitted to the transferee or transferees with respect to transferred subscription rights and to the transferor with respect to retained subscription rights, if any; and (iii) the subscription rights evidenced by such new subscription rights certificate to be exercised or sold by the recipients thereof. If you fail to transfer your subscription rights in enough time to allow for the transfer process to be completed, you will not be able to transfer your subscription rights. Neither we nor the subscription agent shall have any liability to a transferee or transferor of subscription rights if subscription rights certificates are not received in time for exercise prior to the expiration date of the offer or sale prior to the day immediately preceding the expiration date of the offer (or, if the offer is extended, the extended expiration date). For more information, see the section entitled “The Rights Offering—Transfers and Sales of Rights.”
No prior market exists for the rights, and a liquid and reliable market for the rights may not develop.
The subscription rights are a new issue of securities with no established trading market. Unless indicated otherwise, the subscription rights are transferable until the close of business on the last trading day before the expiration of the Rights Offering. Unless exercised, the subscription rights will cease to have any value following the expiration date. We are not responsible if you elect to sell your subscription rights and no public or private market exists to facilitate the purchase of subscription rights. In such event, the subscription rights will expire and will no longer be exercisable or transferable.
Significant sales of subscription rights and our common stock, or the perception that significant sales may occur in the future, could adversely affect the market price for the subscription rights and our common stock.
The sale of substantial amounts of the subscription rights and our common stock could adversely affect the price of these securities. Sales of substantial amounts of our subscription rights and our common stock in the public

market, and the availability of shares of our common stock for future sale, including            shares of our common stock to be issued in the Rights Offering, could cause the market price of our common stock to remain low for a substantial amount of time. We cannot foresee the impact of such potential sales on the market, but it is possible that if a significant percentage of such available shares of common stock and subscription rights were attempted to be sold within a short period of time, the market for shares of our common stock and the subscription rights would be adversely affected. Even if a substantial number of sales do not occur within a short period of time, the mere existence of this “market overhang” could have a negative impact on the market for our common stock and the subscription rights and our ability to raise additional capital. Pursuant to the Investor Rights Agreement we expect to enter into with Pershing Square, we expect to agree that upon Pershing Square’s request we will use our commercially reasonable efforts to effect a registration under applicable federal and state securities laws for shares of our common stock held by Pershing Square. Any disposition by Pershing Square, or any of our substantial stockholders, of our common stock in the public market, or the perception that such dispositions could occur, could adversely affect prevailing market prices of our common stock.
You will not be able to sell the shares of common stock you buy in the Rights Offering until you receive your DRS Statement or your account is credited with the common stock.
If you purchase shares of common stock in the Rights Offering by submitting a subscription rights certificate and payment, we will mail you a DRS Statement as soon as practicable after           , 2024, or such later date as to which the Rights Offering may be extended. If your shares of common stock are held by a broker, dealer, custodian bank or other nominee and you purchase shares of common stock, your account with your nominee will be credited with the shares of our common stock you purchased in the Rights Offering as soon as practicable after the expiration of the Rights Offering, or such later date as to which the Rights Offering may be extended. Until your stock certificates have been delivered or your account is credited, you may not be able to sell your shares of common stock even though the common stock issued in the Rights Offering will be listed for trading on NYSE American. The stock price may decline between the time you decide to sell your shares of common stock and the time you are actually able to sell your shares of common stock.
Because our management will have broad discretion over the use of the net proceeds from the Rights Offering, you may not agree with how we use the proceeds, and we may not invest the proceeds successfully.
We currently anticipate that we will use the net proceeds of the Rights Offering for general operating, working capital and other corporate purposes. Our management may allocate the proceeds among these purposes as it deems appropriate. In addition, market factors may require our management to allocate portions of the proceeds for other purposes. Accordingly, you will be relying on the judgment of our management with regard to the use of the proceeds from the Rights Offering, and you will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. It is possible that we may invest the proceeds in a way that does not yield a favorable, or any, return for us.
If you use a personal check to pay for the shares of common stock, it may not clear in time.
Any personal check used to pay for shares of our common stock must clear prior to the expiration date, and the clearing process may require seven or more business days.
General Risks
Loss of key personnel could adversely affect our business and operations.
We depend on the efforts of key executive personnel. The loss of the services of any key executive personnel could adversely affect our business and operations. While we believe we have proper succession planning and are confident we could attract and train new personnel if necessary, this could impose additional costs and hinder our business strategy.

Actual or threatened terrorist activity and other acts of violence or civil unrest, or the perception of a heightened threat of such risks, could adversely affect our financial condition and results of operations.
Future actual or threatened terrorist attacks or other acts of violence or civil unrest in the areas in which we conduct our business, or the perception of a heightened threat of such risks, may result in reduced economic activity, which could harm the demand for goods and services offered by tenants, revenue from our properties and the success of our entertainment offerings. Such a resulting decrease in consumer demand could also make it difficult to renew or re-lease properties at lease rates equal to or above historical rates. Terrorist activities or other acts of violence or civil unrest, or the perception of a heightened threat of such risks, also could directly affect the value of our properties and events—particularly because they are open to the public. Any such incidents could cause material physical or reputational damage to our properties and business or destruction or loss, and the availability of insurance for such incidents, or of insurance generally, might be lower or cost more, which could increase our operating expenses and adversely affect our financial condition and results of operations. To the extent that our tenants are affected by real or perceived physical safety concerns stemming from such incidents, their businesses similarly could be adversely affected, including their ability to continue to meet their obligations under their existing leases. Such incidents, or the fear of such incidents, could decrease consumer demand for our assets and offerings, decrease or delay the occupancy of new or redeveloped properties and limit our access to capital or increase our cost of capital.
Weakness or instability in the general economy, our markets or our results of operations could result in future asset impairments, which would increase our reported loss or reduce our reported earnings and net worth.
Economic conditions remain fragile in some markets and the possibility remains that the domestic or global economies, or certain industry sectors that are key to our revenue, may deteriorate. If certain aspects of our operations are adversely affected by challenging economic and financial conditions, we may be required to record future impairments, which would negatively impact our results of operations.
We are, and may in the future be, subject to legal proceedings or investigations, the resolution of which could negatively affect our business, financial condition or results of operations.
Our business exposes us to significant potential risk from lawsuits, investigations and other legal proceedings. We are, and may in the future be, subject to a variety of proceedings, including, among others, litigation regarding our properties and offerings and ordinary course employment litigation. For example, we are and have been subject to various lawsuits challenging the development approvals we obtained for our 250 Water Street development project. Although, to date, the lawsuits have not, individually or in the aggregate, had a material adverse effect on our business, financial condition or results of operations, we cannot guarantee that the outcome of any pending or future litigation related to 250 Water Street, or the outcome of any other litigation, will not result in substantial costs or delays, divert our management’s attention and resources or otherwise harm our business. For additional information, see Note 8 to the audited combined financial statements included elsewhere in this prospectus.
In litigation, plaintiffs may seek various remedies, including declaratory or injunctive relief; compensatory or punitive damages; restitution, disgorgement, civil penalties, abatement, attorneys’ fees, costs or other relief. Settlement demands may seek significant monetary and other remedies, or otherwise be on terms that we do not consider reasonable under the circumstances. In some instances, even if we have complied with applicable laws, regulations and terms of contracts, an adverse judgment or outcome may occur based on other applicable laws or principles of common law, including negligence and strict liability, and result in significant liability and reputational damage for us. We may also be subject to claims in addition to those described above by similar groups of plaintiffs in the future relating to our current or former properties or activities. In addition, awards against and settlements by our competitors or publicity associated with our current litigation could incentivize parties to bring additional claims against us.
Any claim brought against us, regardless of its merits, could be costly to defend and could result in an increase of our insurance premiums and exhaust our available insurance coverage. The financial impact of litigation is difficult to assess or quantify. Some claims brought against us might not be covered by our insurance policies or might exhaust our available insurance coverage for such occurrences. To the extent our insurance coverage is inadequate and we are not successful in identifying or purchasing additional coverage for such claims, we would have to pay the amount of any settlement or judgment that is in excess of policy limits. Claims against us that result in entry of a judgment or that we settle that are not covered or not sufficiently covered by insurance policies could have a material adverse impact on our business, financial condition and results of operations.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Certain statements contained in this prospectus, including, without limitation, those related to our future operations constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical fact included in this prospectus are forward-looking statements and may include words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “likely,” “may,” “plan,” “project,” “realize,” “should,” “transform,” “would” and other statements of similar expression.
These forward-looking statements involve known and unknown risks, uncertainties, and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this prospectus.
Forward-looking statements include statements related to:
•forecasts of our future economic performance;
•our ability to operate as a stand-alone public company following our separation from HHH;
•our ability to achieve the intended benefits from our separation from HHH;
•the Rights Offering;
•expected capital required for our operations and development opportunities for our properties;
•impact of technology on our operations and business;
•expected performance of our business;
•expected commencement and completion for property developments;
•estimates of our future liquidity, development opportunities, development spending and management plans; and
•descriptions of assumptions underlying or relating to any of the foregoing.
Some of the risks, uncertainties and other important factors that may affect future results or cause actual results to differ materially from those expressed or implied by forward-looking statements include:
•risks related to our separation from, and relationship with, HHH;
•macroeconomic conditions, such as volatility in the capital markets, inflation, rising interest rates and a prolonged recession or downturn in the national economy;
•changes in discretionary consumer spending patterns or consumer tastes or preferences;
•risks associated with our investments in real estate assets and trends in the real estate industry;
•our ability to obtain operating and development capital on favorable terms, or at all, including our ability to obtain or refinance debt capital;
•the availability of debt and equity capital;
•our ability to renew our leases or re-lease available space;
•our ability to compete effectively;
•our ability to successfully identify, acquire, develop and manage properties on terms that are favorable to us;

•the impact of uncertainty around, and disruptions to, our supply chain, including labor shortages and shipping delays;
•risks related to the concentration of our properties in Manhattan and the Las Vegas area, including fluctuations in the regional and local economies and local real estate conditions;
•extreme weather conditions or climate change, including natural disasters, that may cause property damage or interrupt business;
•the impact of water and electricity shortages on our business;
•the contamination of our properties by hazardous or toxic substances;
•catastrophic events or geopolitical conditions, such as the COVID-19 pandemic and other public health crises, that may disrupt our business;
•actual or threatened terrorist activity and other acts of violence, or the perception of a heightened threat of such events;
•losses that are not insured or that exceed the applicable insurance limits;
•risks related to disruption or failure of information technology networks and related systems—both ours and those operated and managed by third parties—including data breaches and other cybersecurity attacks;
•our ability to attract and retain key personnel;
•our inability to control certain of our properties due to the joint ownership of such property and our inability to successfully attract desirable strategic partners, including joint venture partners;
•the significant influence Pershing Square has over us, including pursuant to its rights under the Investor Rights Agreement and our Certificate of Incorporation; and
•other risks and uncertainties described herein.
Although we presently believe that the plans, expectations and anticipated results expressed in or suggested by the forward-looking statements contained in this prospectus are reasonable, all forward-looking statements are inherently subjective, uncertain and subject to change, as they involve substantial risks and uncertainties, including those beyond our control. New factors emerge from time to time, and it is not possible for us to predict the nature, or assess the potential impact, of each new factor on our business. Given these uncertainties, we caution you not to place undue reliance on these forward-looking statements. We undertake no obligation to update or revise any of our forward-looking statements for events or circumstances that arise after the statement is made, except as otherwise may be required by law.

DIVIDEND POLICY
We do not expect to pay any cash dividends on our common stock in the foreseeable future. All decisions regarding the payment of dividends will be made by our board of directors from time to time in accordance with applicable law.

CAPITALIZATION
The following table sets forth our cash and cash equivalents, restricted cash and capitalization as of June 30, 2024 on a pro forma basis to give effect to our post-separation capital structure after giving effect to the distribution and the Rights Offering and the related backstop commitment, as discussed further below and in “Summary Historical and Pro Forma Combined Financial Data.”
The information below is not necessarily indicative of what our cash and equivalents, restricted cash and capitalization would have been had the separation been completed as of June 30, 2024. In addition, it is not indicative of our future cash and equivalents, restricted cash and capitalization. This table should be read in conjunction with the sections entitled “Unaudited Pro Forma Combined Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and notes thereto included elsewhere in this prospectus.

	As of June 30, 2024
	Historical	Pro Forma
	(Unaudited)	(Unaudited)
Cash and cash equivalents	$3,344	$192,871
Restricted cash	42,232	42,232

Debt:
Mortgages payable, net	$155,075	$102,388
Total debt	155,075	102,388
Equity:
Common Stock	—	125
Additional paid-in capital	—	607,748
Net parent investment	380,731	—
Accumulated other comprehensive income	—	—
Noncontrolling interests	—	10,000
Total equity	380,731	617,873
Total capitalization	$535,806	$720,261

USE OF PROCEEDS
We estimate that the net proceeds to us from the sale of shares of common stock offered in the Rights Offering and pursuant to the backstop commitment described herein, after deducting estimated offering expenses, will be approximately $           million. We intend to use the net proceeds of the offering for general operating, working capital and other corporate purposes.
Our management will retain broad discretion in deciding how to allocate the net proceeds of this offering. The precise amounts and timing of our use of the net proceeds will depend upon market conditions and the availability of other funds, among other factors. See “Risk Factors—Risks Related to the Rights Offering—Because our management will have broad discretion over the use of the net proceeds from the Rights Offering, you may not agree with how we use the proceeds, and we may not invest the proceeds successfully.”

DILUTION
If you do not exercise your rights to subscribe for our common stock in the Rights Offering, your ownership interest will be diluted. In addition, even if you exercise your rights to subscribe for shares of our common stock in the Rights Offering, your ownership interest will be diluted immediately to the extent of the difference between the subscription price per share of our common stock and the adjusted net tangible book value per share of our common stock after the Rights Offering.
Our historical net tangible book value as of           , 2024 was approximately $          , or approximately $           per share, based on the shares of our common stock issued and outstanding as of such date. Net tangible book value per share represents the amount of our total tangible assets, excluding goodwill and intangible assets, less total liabilities divided by the total number of shares outstanding.
Dilution per share to purchasers in the Rights Offering represents the difference between the amount per share paid by purchasers for our common stock in the Rights Offering and the net tangible book value per share of our common stock immediately following the completion of the Rights Offering.
After giving effect to the sale of            shares of common stock upon exercise of subscription rights offered by this prospectus at the public offering price of $           per share, after deducting the estimated fees, commissions and our estimated offering expenses, our pro forma            value as of           , 2024 would have been approximately $           or approximately $           per share respectively. This represents an immediate increase in net tangible book value of approximately $           per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $           per share to purchasers of our common stock in the Rights Offering, as illustrated by the following table:

Subscription price for one share of common stock	$
Net tangible book value per share as of , 2024	$
Increase per share attributable to the Rights Offering	$
Pro forma net tangible book value per share as of , 2024 after giving effect to the Rights Offering	$
Dilution per share to purchasers in the Rights Offering	$
The discussion of dilution, and the table quantifying it, assume no exercise of any outstanding options or warrants or other potentially dilutive securities. The exercise of potentially dilutive securities having an exercise price less than the offering price would increase the dilutive effect to purchasers in the Rights Offering.
The table above excludes the following potentially dilutive securities as of           , 2024:
•

PUBLIC MARKET FOR OUR COMMON STOCK
Following the spin-off, our common stock began trading on NYSE American under the symbol “SEG.” As of           , 2024, we had approximately           holders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, this number is not indicative of the total number of stockholders represented by these stockholders of record. As of           , 2024, there were            shares of our common stock outstanding and no shares of preferred stock outstanding. On           , 2024, the last reported sale price of our common stock was $           and the high and low sales prices for shares of our common stock were $           and $          , respectively. We do not expect these prices to be indicative of the trading price of our common stock in the future.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
The following unaudited pro forma combined financial statements consist of an unaudited pro forma combined balance sheet as of June 30, 2024 and unaudited pro forma combined statements of operations for the six months ended June 30, 2024 and the fiscal year ended December 31, 2023.
The unaudited pro forma combined financial statements were derived from the historical combined financial statements included elsewhere in this prospectus. The pro forma adjustments give effect to the transactions described below. The unaudited pro forma combined balance sheet gives effect to the transactions described below as if they had occurred on June 30, 2024, our latest balance sheet date. The unaudited pro forma combined statements of operations for the six months ended June 30, 2024 and the fiscal year ended December 31, 2023 give effect to the transactions described below as if they had occurred on January 1, 2023, the first day of fiscal 2023.
The following unaudited pro forma combined financial statements of the Company give effect to the separation and related adjustments in accordance with Article 11 of Regulation S-X using the assumptions set forth in the notes to the unaudited pro forma financial statements.
The unaudited pro forma combined financial statements include certain transaction accounting adjustments that are necessary to present fairly our unaudited pro forma combined balance sheet and unaudited pro forma combined statements of operations as of and for the periods indicated. The pro forma adjustments are based on assumptions that management believes are reasonable given the information currently available.
The unaudited pro forma combined financial statements give effect to the following transaction accounting adjustments:
•the distribution of 100% of our issued and outstanding common stock by HHH to its stockholders;
•the effect of our post-separation capital structure, which includes the contribution of $23.4 million of cash to the Company from HHH pursuant to the Separation Agreement and the proceeds from the $175 million Rights Offering and the related backstop commitment and the issuance of approximately 7,000,000 shares of Company common stock in such Rights Offering, as described in this prospectus;
•the impact of the tax matters agreement and the employee matters agreement between the Company and HHH and the provisions contained therein; and
•the impact of the refinancing of the mortgage payable on 250 Water Street.
In connection with the spin-off, the Company entered into transition services agreements whereby HHH will continue to provide certain services to the Company, including construction and development, information technology, treasury and human resources services for up to 12 months. These services will be consistent with services provided to the Company by HHH prior to the spin-off, and the charges to the Company will be at the cost incurred by HHH in providing the services.
The historical combined financial statements include amounts in relation to historical services provided by HHH to the Company. No adjustment is reflected in the unaudited pro forma combined financial statements in relation to services that may be provided under the transition services agreement, as such amounts are not expected to be materially different from the costs recognized in the historical combined financial statements.
The unaudited pro forma combined financial statements have been presented for informational purposes only. The unaudited pro forma information is not necessarily indicative of our results of operations or financial condition had the separation and the related transactions been completed on the dates assumed and should not be relied upon as a representation of our future performance or financial position as a separate public company. The historical combined financial statements have been derived from HHH’s historical accounting records and include allocations of certain general and administrative expenses from HHH’s corporate office. The allocations have been determined based on assumptions that management believes are reasonable; however, the amounts are not necessarily representative of the amounts that would have been reflected in the financial statements had the Company been an entity that operated independently of HHH during the periods or at the dates presented. Transaction accounting adjustments have been reflected in the unaudited pro forma combined financial statements. Autonomous entity adjustments have been considered, but have not been reflected herein because they are either not applicable or not material to the unaudited pro forma combined financial statements.
The unaudited pro forma combined financial statements should be read in conjunction with the combined financial statements and related notes thereto contained elsewhere in this prospectus, as well as the sections entitled “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET
AS OF JUNE 30, 2024

(in thousands, except per share data)	Historical	Transaction Accounting Adjustments	Notes	Pro forma
Assets
Buildings and equipment	$533,432	$—		$533,432
Accumulated depreciation	(210,819)	—		(210,819)
Land	9,497	—		9,497
Developments	99,848	—		99,848
Net investment in real estate	431,958	—		431,958
Investments in unconsolidated ventures	36,396	—		36,396
Cash and cash equivalents	3,344	23,400	(a)	192,871
		166,250	(i)
		(123)	(h)
Restricted cash	42,232	—		42,232
Accounts receivable, net	11,282	—		11,282
Deferred expenses, net	4,246	—		4,246
Operating lease right-of-use assets, net	39,659	—		39,659
Other assets, net	40,978	(3,072)	(j)	37,906
Total assets	$610,095	$186,455		$796,550
Liabilities and Stockholders’ Equity
Mortgages payable, net	155,075	(52,687)	(j)	102,388
Operating lease obligations	47,876	—		47,876
Deferred tax liabilities, net	—	—		—
Accounts payable and other liabilities	26,413	2,000	(c)	28,413
Total liabilities	$229,364	$(50,687)		$178,677
Net parent investment	380,731	(380,731)	(e)	—
Stockholders’ Equity:
Common stock	—	125	(i)	125
Additional paid-in capital	—	607,748	(e)	607,748
Retained earnings	—	—		—
Total stockholders’ equity	$380,731	$227,142		$607,873
Noncontrolling interests	—	10,000	(b)	10,000
Total equity	$380,731	$237,142		$617,873
Total liabilities and equity	$610,095	$186,455		$796,550
See the accompanying notes to the unaudited pro forma combined financial statements.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2024

(in thousands, except per share data)	Historical	Transaction Accounting Adjustments	Notes	Pro forma
Sponsorships, events, and entertainment revenue	$22,831	$—		$22,831
Hospitality revenue	12,918	—		12,918
Rental revenue	12,764	—		12,764
Other revenue	82	—		82
Total revenues	48,595	—		48,595
Sponsorships, events, and entertainment costs	17,405	—		17,405
Hospitality costs	13,935	—		13,935
Operating costs	22,825	—		22,825
Provision for doubtful accounts	2,260	—		2,260
General and administrative	35,167			35,167
Depreciation and amortization	13,407	—		13,407
Total expenses	104,999			104,999
Other income , net	(83)	—		(83)
Total other	(83)	—		(83)
Operating loss	(56,487)			(56,487)
Interest expense, net	(5,756)	2,259	(j)	(3,497)
Equity in (losses) from unconsolidated ventures	(16,832)	—		(16,832)
Guarantee fee expense	—	(613)	(j)	(613)
Loss before income taxes	(79,075)	1,646		(77,429)
Income tax (benefit) expense	—	—	(d)
Net loss	$(79,075)	$1,646		$(77,429)
Net (income) loss attributable to noncontrolling interest	—	(700)	(b)	(700)
Net loss available to common stockholders	$(79,075)	$946		$(78,129)

Net loss per Share, Basic and Diluted:
Basic			(f)	$(6.24)
Diluted			(f)	$(6.24)
Weighted Average Shares Outstanding
Basic			(f)	12,522
Diluted			(f)	12,522
See the accompanying notes to the unaudited pro forma combined financial statements.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023

(in thousands, except per share data)	Historical	Transaction Accounting Adjustments	Notes	Pro forma
Sponsorships, events, and entertainment revenue	$60,623	$—		$60,623
Hospitality revenue	32,951	—		32,951
Rental revenue	22,096	—		22,096
Other revenue	8	—		8
Total revenues	115,678	—		115,678
Sponsorships, events, and entertainment costs	47,466	—		47,466
Hospitality costs	31,432	—		31,432
Operating costs	41,219	—		41,219
Provision for doubtful accounts	459	—		459
General and administrative	30,536	2,000	(c)	39,277
		6,741	(g)
Depreciation and amortization	48,432	—		48,432
Other	81	—		81
Total expenses	199,625	8,741		208,366
Provision for impairment	(672,492)	—		(672,492)
Other income , net	33	—		33
Total other	(672,459)	—		(672,459)
Operating loss	(756,406)	(8,741)		(765,147)
Interest expense, net	(3,166)	855	(j)	(2,434)
		(123)	(h)
Equity in (losses) from unconsolidated ventures	(80,633)	—		(80,633)
Guarantee fee expense	—	(1,226)	(j)	(1,226)
Loss on extinguishment of debt	(47)	(191)	(j)	(238)
Loss before income taxes	(840,252)	(9,426)		(849,678)
Income tax (benefit) expense	(2,187)	—	(d)	(2,187)
Net loss	$(838,065)	$(9,426)		$(847,491)
Net (income) loss attributable to noncontrolling interest	—	(1,400)	(b)	(1,400)
Net loss available to common stockholders	$(838,065)	$(10,826)		$(848,891)

Net loss per Share, Basic and Diluted:
Basic			(f)	$(67.79)
Diluted			(f)	$(67.79)
Weighted Average Shares Outstanding
Basic			(f)	12,522
Diluted			(f)	12,522
See the accompanying notes to the unaudited pro forma combined financial statements.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
For further information regarding the historical combined financial statements, please refer to the historical combined financial statements included in this prospectus. The unaudited pro forma combined balance sheet as of June 30, 2024 and the unaudited pro forma combined statements of operations for the six months ended June 30, 2024 and the fiscal year ended December 31, 2023 include adjustments related to the following:
Transaction Accounting Adjustments:
(a)Reflects the contribution of approximately $23.4 million of cash by HHH to the Company prior to the spin-off pursuant to the terms of the Separation Agreement.
(b)Reflects the issuance of preferred shares by a subsidiary of the Company, which is presented as noncontrolling interest in the unaudited pro forma combined balance sheet. Net income (loss) attributable to noncontrolling interest of $0.7 million and $1.4 million is presented in the unaudited pro forma combined statements of operations for the six months ended June 30, 2024 and the year ended December 31, 2023, respectively, related to accrued preferred dividends.
(c)Reflects $2.0 million of current accrued liabilities for retention bonuses related to the spin-off estimated to be payable by the Company after the spin-off. The income statement impact has been reflected in general and administrative expense (“G&A”) in the unaudited pro forma combined statement of operations for the year ended December 31, 2023. These costs are not expected to recur after the spin-off.
(d)Reflects the tax effects of the transaction accounting adjustments at the applicable statutory income tax rates and related adjustments to the valuation allowance for deferred tax assets that are not more-likely-than-not to be realized. Since the adjustments are expected to be incurred in the U.S. with operations in New York and Nevada, the statutory tax rate applied is approximately 30.04%. The difference between the (benefit) provision at the statutory rate and the income tax provision is related to the valuation allowance. The effective tax rate of the Company could be different (either higher or lower) depending on activities subsequent to the spin-off.
(e)Represents the reclassification of HHH’s net investment in the Company, including other pro forma adjustments, into common stock, par value $0.01, and additional paid in capital to reflect the number of shares of the Company’s common stock expected to be outstanding at the spin-off date based upon a distribution ratio of one share of the Company’s common stock for every nine shares of HHH common stock.
The adjustments to additional paid in capital is summarized below:

Adjustments	Note	($ in thousands)
Cash contributed to the Company prior to spin-off	(a)	$23,400
Preferred share issuance by a subsidiary of the Company	(b)	(10,000)
Retention bonus	(c)	(2,000)
Net parent investment	(e)	380,731
Common stock distributed	(e)	(55)
Transaction costs	(g)	(6,741)
Transaction costs paid by HHH	(g)	6,741
Net cash payments on HHH revolving loan facility	(h)	(123)
Proceeds from the Rights Offering	(i)	166,180
Refinanced debt	(j)	49,615
Total adjustment		$607,748
(f)The total weighted-average number of shares of our common stock used to compute basic net loss per share for the six months ended June 30, 2024 and the year ended December 31, 2023 is 12,521,884, which includes (i) 5,521,884 shares distributed by HHH to its shareholders on the distribution date based on a distribution ratio of one share of the Company’s common stock for every nine shares of HHH common stock; and (ii) 7,000,000 shares associated with the Rights Offering which assumes an equity raise of $175 million and a $25 price per share, the proceeds of which are reflected in the pro forma financial information.
For the six months ended June 30, 2024 and the year ended December 31, 2023, the weighted average number of shares used to compute diluted net loss per share is based on the weighted average number of basic shares of our common stock since the historical combined financial statements reflect a net loss for the six months ended June 30, 2024 and the year ended December 31, 2023. The actual future impact of potential dilution from stock-based awards granted to our employees under HHH equity plans will depend on various factors, including employees who may change employment from one company to another.
(g)All transaction costs incurred during the six months ended June 30, 2024 and the year ended December 31, 2023 related to the spin-off are included in our historical combined financial statements. The pro forma adjustments for the year ended December 31, 2023 include estimates for additional charges we expect to incur between June 30, 2024 and the spin-off date of $6.7 million, which is recorded in general and administrative expense, related to estimated business separation. A corresponding adjustment was recorded to additional paid-in capital for this amount as all transaction costs prior to the separation and distribution will be paid by HHH. Actual amounts may differ from these estimates. These costs are not expected to recur beyond 12 months after the spin-off.
(h)Reflects the pro forma adjustment for the revolving loan facility provided by HHH to the Company at the spin-off date that will be repaid to HHH upon completion of the Rights Offering. The aggregate availability of the revolving loan facility is $5 million with an initial term of 12 months, including a 6 month extension available at the discretion of HHH. However, the Company is required to repay any amounts drawn on the facility upon either the receipt of proceeds from the Rights Offering or the receipt of proceeds from a sale of the Company’s assets. The revolving loan facility bears interest at a rate of 10 percent per annum. The pro forma income statement for the year ended December 31, 2023 reflects increased interest expense of $0.1 million based on the assumption that the Company draws $5.0 million on the facility as of the spin-off date, which will be repaid in full upon completion of the Rights Offering by the backstop expiration date. As described in this prospectus, the Company may conduct the Rights Offering beginning 31 days after the distribution date and the backstop commitment will expire on October 25, 2024. Therefore, these costs are not expected to recur beyond 12 months after the spin-off. The pro forma balance sheet reflects the net cash costs associated with interest payments on the revolving debt facility.
(i)Reflects the proceeds from the sale of the Company’s common shares for $166.3 million in the Rights Offering and/or backstop commitment described in this prospectus, net of $8.8 million of anticipated fees and expenses. The Company accounts for specific incremental costs directly attributable to the Rights Offering, to the extent such costs are incurred and paid by the Company, by offsetting it against the gross proceeds of the Rights Offering and recognizing those costs directly in the equity issued.
(j)Reflects the pro forma adjustment to refinance the existing mortgage payable related to 250 Water Street, including the repayment of existing mortgage payable with carrying value of $113.4 million (including principal outstanding of $115.0 million, net of deferred financing costs of $1.6 million) and the incurrence of $61.3 million in new mortgage payable and deferred financing costs of $0.6 million. The $52.7 million adjustment represents the $53.7 million difference between the $115.0 million historical and $61.3 million new mortgage payable, and the $1.0 million decrease between the historical and new deferred financing costs. Under the terms of the new mortgage payable, the Company will be obligated to pay an annual guaranty fee equal to 2% of the $61.3 million refinanced debt balance to TWL-Bridgeland Holding Company, LLC amounting to $0.6 million for the six months ended June 30, 2024 and $1.2 million for the year ended December 31, 2023. The $61.3 million refinanced debt balance will require 17.5%, or $10.7 million, as cash collateral in the escrow account as a deposit, which represents a $3.1 million decrease to Other assets, net from 12.0% of the historical $115.0 million principal, or $13.8 million. The net difference between the existing mortgage payable and the new mortgage payable, net of the difference in cash collateral, is contemplated to be paid by HHH and has been reflected through additional paid-in capital.
Based on the terms set forth within “Description of Certain Indebtedness”, the assumed interest rate is based on an average Secured Overnight Financing Rate (“SOFR”) rate plus a margin of 4.5%. This assumed interest rate is the combination of the interest rates on two instruments: (1) the Refinanced 250 Water Street Term Loan between the Company and the lender pursuant to which the Company is obligated to pay the lender an amount equal to SOFR plus 5.0%; and (2) the total return swap, pursuant to which the Company is entitled to receive 0.5% from the lender. The Company recognizes the total return swap as interest income, offset against the refinanced loan interest expense, which are classified as interest expense, net in the unaudited pro forma combined statement of operations. The refinancing of debt resulted in a net decrease in interest expense, net in the amount of $2.3 million for the six months ended June 30, 2024 and $0.9 million for the year ended December 31, 2023. For the six months ended June 30, 2024, the adjustment to interest expense, net reflects an elimination of $5.1 million of historical interest expense which is offset by $2.7 million of interest expense (net of capitalized interest) on the new mortgage. For the year ended December 31, 2023, the adjustment reflects the elimination of $1.2 million of historical interest expense which is offset by $0.1 million of interest expense (net of capitalized interest) on the new mortgage. The $0.2 million adjustment to loss on extinguishment of debt for the year ended December 31, 2023 reflects the write-off of historical unamortized debt fees. A 1/8 percent change to the annual interest rate would represent an immaterial change to interest expense for the six months ended June 30, 2024 and the year ended December 31, 2023 as the majority of interest expense in those periods are capitalized on a pro forma basis.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Unless the context otherwise requires, references in this Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) to “Seaport Entertainment Group,” “SEG,” the “Company,” “we,” “us,” or “our” shall mean the assets, liabilities, and operating activities related to the Seaport Entertainment division of Howard Hughes Holdings Inc. (“HHH” or “Parent”) that was transferred to Seaport Entertainment Group Inc on July 31, 2024 in connection with SEG’s separation from HHH (the “Separation”), as well as the assets, liabilities, and operating activities of Seaport Entertainment Group Inc. The following discussion should be read as a supplement to and should be read in conjunction with our Combined Financial Statements for the years ended December 31, 2023, 2022, and 2021 (“Combined Financial Statements”) and Unaudited Condensed Combined Financial Statements for the three and six months ended June 30, 2024, and June 30, 2023 (“Unaudited Condensed Combined Financial Statements”) and the related notes which are included elsewhere in this registration statement as well as the information presented under “Summary Historical and Unaudited Pro Forma Combined Financial Data” and “Unaudited Pro Forma Combined Financial Statements.” This discussion contains forward-looking statements that involve risks, uncertainties, assumptions, and other factors, including those described in the section entitled “Risk Factors” and elsewhere in this registration statement. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of these factors. You are cautioned not to place undue reliance on this information which speaks only as of the date of this registration statement. We are not obligated to update this information, whether as a result of new information, future events or otherwise, except as may be required by law.
All references to numbered Notes are specific to Notes to our Combined Financial Statements and our Unaudited Condensed Combined Financial Statements included in this registration statement and which descriptions are incorporated into the applicable response by reference. Capitalized terms used, but not defined, in this MD&A have the same meanings as in such Notes.
Changes for monetary amounts between periods presented are calculated based on the amounts in thousands of dollars stated in our combined financial statements, and then rounded to the nearest million. Therefore, certain changes may not recalculate based on the amounts rounded to the nearest million.
Overview
General Overview
The Company was formed to own, operate, and develop a unique collection of assets positioned at the intersection of entertainment and real estate. Our existing portfolio encompasses a wide range of leisure and recreational activities, including live concerts, fine dining, professional sports, and high-end and experiential retail. We primarily analyze our portfolio of assets through the lens of our three operating segments: (1) Landlord Operations, (2) Hospitality, and (3) Sponsorships, Events, and Entertainment, and are focused on realizing value for shareholders primarily through dedicated management of existing assets, expansion of partnerships, strategic acquisitions, and completion of development and redevelopment projects.
Landlord Operations. Landlord Operations represents our ownership interests in and operation of physical real estate assets located in the Seaport, a historic neighborhood in Lower Manhattan on the banks of the East River and within walking distance of the Brooklyn Bridge. Landlord Operations assets include:
•Pier 17, a mixed-use building containing restaurants, entertainment, office space, and the Rooftop at Pier 17, an outdoor concert venue;
•the Tin Building, a mixed-use building containing a culinary destination featuring a variety of experiences including restaurants, bars, grocery markets, retail, and private dining;
•the Fulton Market Building, a mixed-use building containing office and retail spaces, including a movie theater and an experiential retail concept focused on “classic lawn games” and cocktails;

•the Historic District retail and other locations which include the Museum Block, Schermerhorn Row, and more;
•250 Water Street, a full block development site approved for zoning of affordable and market-rate housing, office, retail, and community-oriented gathering space; and
•85 South Street, an eight-story residential building.
Our assets included in the Landlord Operations segment primarily sit under a long-term ground lease from the City of New York with an amendment that was executed giving the Company extension options for an additional 48 years from its current expiration in 2072 until 2120. We are focused on continuing to fill vacancies in our Landlord Operations portfolio and believe this to be an opportunity to drive incremental segment growth.
Hospitality. Hospitality represents our ownership interests in various food and beverage operating businesses. We own, either wholly or through partnerships with third parties, and operate, including license and management agreements, six fine dining and casual dining restaurants, cocktail bars and entertainment venues (The Fulton, Mister Dips, Carne Mare, Malibu Farm, Pearl Alley, and The Lawn Club), as well as our unconsolidated venture, the Tin Building by Jean-Georges, which offers over 15 culinary experiences, including restaurants, bars, grocery markets, retail, and private dining. These businesses are all our tenants and pay rent to our Landlord Operations. We also have a 25% interest in Jean-Georges Restaurants. Creative Culinary Management Company (“CCMC”), a wholly owned subsidiary of Jean-Georges Restaurants and a related party of the Company, provides management services for certain retail and food and beverage businesses in the Seaport. We aim to capitalize on opportunities in the food and beverage space to leverage growing consumer appetite for unique restaurant experiences as a catalyst to further expand the Company’s culinary footprint.
Sponsorships, Events, and Entertainment. Sponsorships, Events, and Entertainment includes the Las Vegas Aviators Triple-A Minor League Baseball team (the “Aviators”) and the Las Vegas Ballpark, our interest in and to the Fashion Show Mall Air Rights, events at the Rooftop at Pier 17, and all of our sponsorship agreements across both the Las Vegas Ballpark and the Seaport. The Aviators are a Triple-A affiliate of the Oakland Athletics and play at the Las Vegas Ballpark, a 10,000-person capacity ballpark located in Downtown Summerlin. The Rooftop at Pier 17, is a premier outdoor concert venue that hosts a popular Summer Concert Series featuring emerging and established musicians alike. We see the Rooftop at Pier 17 as an opportunity to continue to drive events and entertainment growth as the demand for live music is strong and accelerating.
Separation from HHH
On July 31, 2024, HHH completed its spin-off of SEG through the pro rata distribution of all the outstanding shares of common stock of SEG to HHH’s stockholders as of the close of business on the record date of July 29, 2024, (the “Separation”).
In connection with the Separation, on July 31, 2024, the Company entered into a separation and distribution agreement and various other agreements with HHH, including a transition services agreement, an employee matters agreement, a tax matters agreement, and a revolving credit agreement. Additionally, HHH contributed capital of $23.4 million to the Company prior to the Separation to support the operating, investing, and financing activities of the Company. For additional discussion of the Separation, see Note 1 – Significant Accounting Policies in the Notes to Unaudited Condensed Combined Financial Statements included in this registration statement.
Basis of Presentation
We historically operated as part of HHH and not as a standalone company. The accompanying Combined Financial Statements and Unaudited Condensed Combined Financial Statements have been prepared on a standalone basis derived from the consolidated financial statements and accounting records of HHH. These statements reflect the combined historical results of operations, financial position and cash flows of Seaport Entertainment Group in accordance with accounting principles generally accepted in the United States of America (“GAAP”). These statements may not include all expenses that would have been incurred had the Company existed as a separate, stand-alone entity during the periods presented.

These Combined Financial Statements and Unaudited Condensed Combined Financial Statements are presented as if the Company had been carved out of HHH and had been combined for all periods presented. The Combined Financial Statements and Unaudited Condensed Combined Financial Statements include the attribution of certain assets and liabilities that have been held at HHH but which are specifically identifiable or attributable to the business that was transferred to the Company in connection with the Separation.
For an additional discussion on the basis of presentation of these statements, see Note 1 – Significant Accounting Policies in the Notes to Combined Financial Statements and Note 1 – Significant Accounting Policies in the Notes to Unaudited Condensed Combined Financial Statements included in this registration statement.
Key Factors Affecting Our Business
We believe that our performance and future success depend on a number of factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of this registration statement titled “Risk Factors.”
Management Strategies and Operational Changes
As mentioned elsewhere in this registration statement, we historically operated as part of HHH and not as a standalone company. Therefore, our historical results are reflective of the management strategies and operations of the Company based on the direction and strategies of HHH. Additionally, our historical results reflect the allocation of expenses from HHH associated with certain services, including (1) certain support functions that were provided on a centralized basis within HHH, including, but not limited to executive oversight, treasury, accounting, finance, internal audit, legal, information technology, human resources, communications, and risk management; and (2) employee benefits and compensation, including stock-based compensation. As a separate public company, our ongoing costs related to such support functions may differ from, and will potentially exceed, the amounts that have been allocated to us in these financial statements. Following the Separation, HHH will continue to provide some of these services on a transitional basis in exchange for agreed-upon fees. In addition to one-time costs to design and establish our corporate functions, we will also incur incremental costs associated with being a stand-alone public company, including additional labor costs, such as salaries, benefits, and potential bonuses and/or stock based compensation awards for staff additions to establish certain corporate functions historically supported by HHH and not covered by the transition services agreement, and corporate governance costs, including board of director compensation and expenses, audit and other professional services fees, annual report and proxy statement costs, SEC filing fees, transfer agent fees, consulting and legal fees, and stock exchange listing fees. Following the Separation, our future results and cost structure may differ based on new strategies and operational changes implemented by our management team, which may include changes to our chosen organizational structure, whether functions are outsourced or performed by the Company employees, and strategic decisions made in areas such as executive leadership, corporate infrastructure, and information technology.
Tin Building and our investment in the Tin Building by Jean-Georges
The Company owns 100% of the Tin Building which was completed and placed in service in our Landlord Operations segment during the third quarter of 2022. The Company leases 100% of the rentable space in the Tin Building to the Tin Building by Jean-Georges joint venture, a Hospitality segment business in which the Company has an equity ownership interest and reports its ownership interest in accordance with the equity method. Based on capital contribution and distribution provisions for the Tin Building by Jean-Georges joint venture, the Company currently recognizes all of the economic interest in the venture. The Company recognizes lease payments from the Tin Building by Jean-Georges in Rental revenue within the Landlord Operations segment and recognizes its share of the income or losses from the joint venture in Equity in losses from unconsolidated ventures in the Hospitality segment. As the Company currently recognizes 100% of operating income or losses from the Tin Building by Jean-Georges, the Tin Building lease has no net impact to the total Company net loss. However, Landlord Operations Adjusted EBITDA and NOI, as defined below, includes only rental revenue related to the Tin Building lease payments, and does not include the rent expense in Equity in losses from unconsolidated ventures.
The Tin Building by Jean-Georges is managed by CCMC, a related party that is owned by Jean-Georges Restaurants. The Tin Building by Jean-Georges had a soft opening in August 2022 and a grand opening celebration in late September 2022, with an expanded focus on experiences including in-person dining, retail shopping and delivery. Operating hours were initially constrained due to labor shortages and the venture incurred elevated operating losses during the early months of operations; however, during the fourth quarter of 2022, despite continued labor shortages, operating hours were extended to seven days a week. In 2023, the Tin Building by Jean-Georges was open seven days per week, with strong foot traffic and sales. However, operating losses at the Tin Building by Jean-Georges joint venture remained elevated, as the venture continues to refine its operating model, and the Seaport experienced poor weather conditions throughout 2023 and into the first quarter of 2024. Performance at the Tin Building improved in the second quarter of 2024, primarily due to reductions in operating and labor costs. As the Company currently funds any operating shortfall and recognizes all of the economic interest in the venture, the future success of the Tin Building by Jean-George may have a significant impact on our results of operations.
Seasonality
Our operations are highly seasonal and are significantly impacted by weather conditions. Concerts at our outdoor venue and Aviator’s baseball games primarily occur from May through October, and we typically see increased customer traffic at our restaurants during the summer months when the weather is generally warmer and more favorable, which contributes to higher revenue during these periods. However, weather-related disruptions, such as floods and heavy rains, can negatively impact our summer operations. For instance, outdoor concerts may have to be cancelled or rescheduled due to inclement weather, which can result in lost revenue. Similarly, floods can lead to temporary closures of our restaurants and can disrupt our supply chain, leading to potential revenue losses and increased costs.
During the fall and winter months, our operations tend to slow down due to the colder weather which results in fewer outdoor events, less foot traffic at our restaurants, and the end of the Aviator’s baseball season. This seasonality pattern results in lower revenues during these periods. Moreover, severe winter weather conditions, such as snowstorms and freezing temperatures, can further deter customers from visiting our restaurants, further impacting our revenues and cash flow. Our seasonality also results in fluctuations in cash and cash equivalents, accounts receivable, deferred expenses, and accounts payable and other liabilities at different times during the year.
Lease Renewals and Occupancy
As of June 30, 2024, and December 31, 2023, the weighted average remaining term of our retail, office, and other properties leases where we are the lessor was approximately seven years, excluding renewal options. The stability of the rental revenue generated by our properties depends principally on our tenants’ ability to pay rent and our ability to collect rents, renew expiring leases, re-lease space upon the expiration or other termination of leases, lease currently vacant properties, and maintain or increase rental rates at our leased properties. To the extent our properties become vacant, we would forego rental income while remaining responsible for the payment of property taxes and maintaining the property until it is re-leased, which could negatively impact our operating results. As of June 30, 2024, our real estate assets at the Seaport were 67% leased. This includes one lease at Pier 17 that is set to expire in December 2025 and represents 12% of our total 2023 rental revenues. We continue to monitor our lease renewals and occupancy rates.
Inflationary Pressures
Financial results across all our segments may be impacted by inflation. In Landlord Operations, certain of our leases contain rent escalators that increase rent at a fixed amount and may not be sufficient during periods of high inflation. For properties leased to third-party tenants, the impact of inflation on our property and operating expenses is limited as substantially all our leases are net leases, and property-level expenses are generally reimbursed by our tenants. Inflation and increased costs may also have an adverse impact on our tenants and their creditworthiness if the increase in property-level expenses is greater than their increase in revenues. For unleased properties and properties occupied by our restaurants, we are more exposed to inflationary pressures on property and operating expenses. For our Hospitality and Sponsorships, Events, and Entertainment segments, inflationary pressure has a direct impact on our profitability due to increases in our costs, as well as potential reductions in customers that could negatively impact revenue.

Significant Items Impacting Comparability
Impairment. The Company reviews its long-lived assets for potential impairment indicators whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company also periodically evaluates its investments in unconsolidated ventures for recoverability and valuation declines that are other than temporary. During the third quarter of 2023, the Company recorded a $672.5 million impairment charge related to Seaport properties in the Landlord Operations segment and a $37.0 million impairment charge related to its investments in unconsolidated ventures in the Hospitality segment. The Company recognized the impairment due to decreases in estimated future cash flows resulting from significant uncertainty of future performance as stabilization and profitability are taking longer than expected, pressure on the current cost structure, decreased demand for office space, as well as an increase in the capitalization rate and a decrease in restaurant multiples used to evaluate future cash flows. The Company used a discounted cash flow analysis to determine the fair value.
Separation Costs. The Company incurred pre-tax charges related to the planned separation from HHH, primarily related to legal and consulting costs, of $7.9 million and $17.1 million for the three months and six months ended June 30, 2024, respectively, and $4.5 million in the year ended December 31, 2023. No costs related to the planned separation were incurred or recorded in the Combined Statement of Operations for the three months and six months ended June 30, 2023, or the years ended December 31, 2022 and 2021.
Shared Service Costs. HHH provided the Company certain services, including (1) certain support functions that were provided on a centralized basis within HHH, including, but not limited to executive oversight, treasury, accounting, finance, internal audit, legal, information technology, human resources, communications, and risk management; and (2) employee benefits and compensation, including stock-based compensation. The Company’s Combined Financial Statements reflect an allocation of these costs. When specific identification or a direct attribution of costs based on time incurred for the Company’s benefit is not practicable, a proportional cost method is used, primarily based on revenue, headcount, payroll costs or other applicable measures. The Company recorded expenses associated with shared services that are not directly attributable to the Company of $3.9 million and $3.8 million for the three months ended June 30, 2024, and 2023, respectively, $7.5 million and $6.7 million for the six months ended June 30, 2024, and 2023, respectively, and $13.9 million, $10.0 million, and $6.7 million for the years ended December 31, 2023, 2022, and 2021, respectively.
Components of our Combined Statements of Operations
Sponsorships, Events, and Entertainment Revenue. Our Sponsorships, events, and entertainment revenue is generally comprised of baseball-related ticket sales, concert-related ticket sales, events-related service revenue, concession sales, and advertising and sponsorships revenue.
Hospitality Revenue. Hospitality revenue is generated by the Seaport restaurants.
Rental Revenue. Rental revenue is associated with the Company’s Landlord Operations assets and is comprised of minimum rent, percentage rent in lieu of fixed minimum rent, tenant recoveries, and overage rent.
Other Revenue. Other revenue is comprised of parking revenue and other miscellaneous revenue.
Sponsorships, Events, and Entertainment Costs. Sponsorships, events, and entertainment costs mainly include labor costs, event production costs, show-related marketing and advertising expenses, fulfillment costs related to our sponsorship programs, food and beverage costs related to our events and concerts, artist fees, licensing fees, and ticket-agency fees, along with other costs.
Hospitality Costs. Hospitality costs mainly include food and beverage costs related to our restaurants and retail business along with other costs that include labor costs and management fees for employment and supervision of all employees at the
Company’s restaurants.
Operating Costs. Operating costs primarily consist of ground rent, production fees, electricity, labor costs and building service contracts along with other costs.

Provision for Doubtful Accounts. Provision for doubtful accounts reflects the reserves recorded for estimated losses on accounts receivable if the estimated losses are probable and can be reasonably estimated.
General and Administrative. General and administrative costs include direct and allocated labor costs and overhead expenses for support functions that were provided on a centralized basis within HHH, including, but not limited to executive oversight, treasury, accounting, finance, internal audit, legal, information technology, human resources, communications, risk management, and employee benefits and compensation, including stock-based compensation.
Depreciation and Amortization Expense. Depreciation and amortization expenses are related to the Company’s buildings and equipment and intangible assets.
Provision for Impairment. Provision for impairment for the year ended December 31, 2023, includes an impairment charge related to long-lived assets located at the Seaport. Refer to the Significant Items Impacting Comparability section above for additional detail.
Other Income, Net. Other income, net includes various miscellaneous other income and expense items.
Interest Expense, Net. Interest expense, net is related to the Company’s secured mortgages payable, net of interest expense capitalized to development assets and interest income from the collateral deposit associated with the 250 Water Street mortgage.
Equity in Losses from Unconsolidated Ventures. Equity in losses from unconsolidated ventures represents the Company’s allocable share of earnings or losses of each venture, based on the distribution provisions in the joint venture operating agreements, as well as impairment charges related to its investments.
Income Tax (Benefit) Expense. The Company generated operating losses in each of the periods presented. The Company is not recognizing an income tax benefit related to these losses because operating results of the Company have historically been included in the consolidated federal and combined state tax returns of HHH and the resulting tax attributes have been fully utilized by HHH and are no longer available to the Company for future use. These unbenefited losses cause the Company’s effective tax rate to deviate from the federal statutory rate.
For additional information on income taxes, see Note 10 - Income Taxes in the Notes to Combined Financial Statements and Note 8 – Income Taxes in the Notes to Unaudited Condensed Combined Financial Statements included in this registration statement.
Non-GAAP Measure
Landlord Operations Net Operating Income
In addition to the required presentations using GAAP, we use certain non-GAAP performance measures, as we believe these measures improve the understanding of our operational results and make comparisons of operating results among peer companies more meaningful. Management continually evaluates the usefulness, relevance, limitations and calculation of our reported non-GAAP performance measures to determine how best to provide relevant information to the public, and thus such reported measures could change.
Landlord Operations Net Operating Income (“Landlord Operations NOI”) is a non-GAAP supplemental measure that we believe is useful in measuring the year-over-year performance of our Landlord Operations segment. As Landlord Operations NOI reflects the revenues and expenses directly associated with owning and operating real estate properties, variances between years in Landlord Operations NOI typically result from changes in rental rates, occupancy, tenant mix, and operating expenses. We define Landlord Operations NOI as operating revenues (rental income, tenant recoveries, and other revenue) less operating expenses (real estate taxes, repairs and maintenance, marketing, and other property expenses). Landlord Operations NOI excludes straight-line rents and amortization of tenant incentives, net; interest expense, net; ground rent amortization; other income (loss); expenses for concepts that did not proceed to completion; depreciation and amortization; development-related marketing costs; gain on sale or disposal of real estate and other assets, net; provision for impairment, and equity in earnings (losses) from unconsolidated ventures.

Although we believe that Landlord Operations NOI provides useful information to investors about the performance of our Landlord Operations segment, due to the exclusions noted above, Landlord Operations NOI should only be used as an additional measure of the financial performance of such assets and not as an alternative to GAAP net income.
Results of Operations
Comparison of the Three Months Ended June 30, 2024, and 2023
The following table sets forth our operating results:

thousands except percentages	Three Months Ended June 30,		Change
	2024	2023	$	%
REVENUES
Sponsorships, events, and entertainment revenue	$18,651	$22,080	$(3,429)	(16)%
Hospitality revenue	8,914	9,734	(820)	(8)%
Rental revenue	6,317	5,727	590	10%
Other revenue	59	—	59	NM1
Total revenue	33,941	37,541	(3,600)	(10)%
EXPENSES
Sponsorships, events, and entertainment costs	12,544	14,834	(2,290)	(15)%
Hospitality costs	8,367	8,607	(240)	(3)%
Operating costs	12,921	10,874	2,047	19%
Provision for doubtful accounts	1,307	6	1,301	NM1
General and administrative	18,613	7,037	11,576	165%
Depreciation and amortization	5,333	13,170	(7,837)	(60)%
Other	—	(382)	382	(100)%
Total expenses	59,085	54,146	4,939	9%
OTHER
Other income, net	(91)	(18)	(73)	406%
Total other	(91)	(18)	(73)	406%
Operating loss	(25,235)	(16,623)	(8,612)	52%
Interest expense, net	(3,210)	(627)	(2,583)	412%
Equity in losses from unconsolidated ventures	(6,552)	(10,896)	4,344	(40)%
Loss before income taxes	(34,997)	(28,146)	(6,851)	24%
Income tax (benefit) expense	—	—	—	—
Net loss	$(34,997)	$(28,146)	$(6,851)	24%
__________________
(1)Not Meaningful
Net loss increased $6.9 million, or 24%, to $35.0 million for the three months ended June 30, 2024, compared to $28.1 million in the prior-year period, primarily due to an $11.6 million increase in general and administrative costs and a $3.6 million decrease in total revenue, partially offset by a $7.8 million decrease in depreciation and amortization.
Items Included in Segment Adjusted EBITDA
See Segment Operating Results for discussion of significant variances for revenues and expenses included in Adjusted EBITDA.

Items Excluded from Segment Adjusted EBITDA
The following includes information on the significant variances in expenses and other items not directly related to segment activities.
General and Administrative. General and administrative costs increased $11.6 million, or 165%, to $18.6 million for the three months ended June 30, 2024, compared to $7.0 million in the prior-year period. This change was primarily due to a $7.9 million increase in separation costs and a $5.4 million increase in personnel and overhead expenses, partially offset by a $1.6 million decrease in expenses related to the development of the Company’s e-commerce platform in the prior-year period that did not occur in the current period and a $0.1 million decrease in shared service costs allocated from HHH based on various allocation methodologies.
Depreciation and Amortization Expense. Depreciation and amortization expense decreased $7.8 million, or 60%, to $5.3 million for the three months ended June 30, 2024, compared to $13.2 million in the prior-year period. This change was primarily due to a decrease in depreciation expense following the impairment recognized on the Company’s buildings and equipment in the third quarter of 2023.
Interest Expense, Net. Interest expense, net increased $2.6 million, or 412%, to $3.2 million for the three months ended June 30, 2024, compared to $0.6 million in the prior-year period. This change is primarily due to a $2.2 million decrease in amounts capitalized to development assets and a $0.5 million increase in interest expense on secured mortgages payable, partially offset by a $0.2 million increase in interest income.
Equity in Losses from Unconsolidated Ventures. Equity losses from unconsolidated ventures decreased $4.3 million, or 40%, to $6.6 million for the three months ended June 30, 2024, compared to $10.9 million in the prior-year period. This change was primarily due to a $3.6 million decrease in losses for the Tin Building by Jean Georges, and a $0.5 million increase in earnings related to the Lawn Club, which opened in the fourth quarter of 2023.
Comparison of the Six Months Ended June 30, 2024 and 2023
The following table sets forth our operating results:

thousands except percentages	Six Months Ended June 30,		Change
	2024	2023	$	%
REVENUES
Sponsorships, events, and entertainment revenue	$22,831	$26,161	$(3,330)	(13)%
Hospitality revenue	12,918	14,956	(2,038)	(14)%
Rental revenue	12,764	11,169	1,595	14%
Other revenue	82	3	79	NM1
Total revenue	48,595	52,289	(3,694)	(7)%
EXPENSES
Sponsorships, events, and entertainment costs	17,405	20,822	(3,417)	(16)%
Hospitality costs	13,935	15,488	(1,553)	(10)%
Operating costs	22,825	20,011	2,814	14%
Provision for (recovery of) doubtful accounts	2,260	(13)	2,273	NM1
General and administrative	35,167	12,493	22,674	181%
Depreciation and amortization	13,407	26,400	(12,993)	(49)%
Other	—	21	(21)	(100)%
Total expenses	104,999	95,222	9,777	10%
OTHER
Other income, net	(83)	3	(86)	NM1

Total other	(83)	3	(86)	NM1
Operating loss	(56,487)	(42,930)	(13,557)	32%
Interest expense, net	(5,756)	(1,257)	(4,499)	358%
Equity in losses from unconsolidated ventures	(16,832)	(21,716)	4,884	(22)%
Loss before income taxes	(79,075)	(65,903)	(13,172)	20%
Income tax (benefit) expense	—	—	—	—
Net loss	$(79,075)	$(65,903)	$(13,172)	20%
__________________
(1)Not Meaningful
Net loss increased $13.2 million, or 20%, to $79.1 million for the six months ended June 30, 2024, compared to $65.9 million in the prior-year period, primarily due to a $22.7 million increase in general and administrative costs and a $3.7 million decrease in total revenue, partially offset by a $13.0 million decrease in depreciation and amortization.
Items Included in Segment Adjusted EBITDA
See Segment Operating Results for discussion of significant variances for revenues and expenses included in Adjusted EBITDA.
Items Excluded from Segment Adjusted EBITDA
The following includes information on the significant variances in expenses and other items not directly related to segment activities.
General and Administrative. General and administrative costs increased $22.7 million, or 181%, to $35.2 million for the six months ended June 30, 2024, compared to $12.5 million in the prior-year period. This change was primarily due to a $17.1 million increase in separation costs, a $6.6 million increase in personnel and overhead expenses, a $0.5 million increase in shared service costs allocated from HHH based on various allocation methodologies, and a $0.1 million increase in rent expense related to the corporate office. These increases were partially offset by a $1.6 million decrease in expenses related to the development of the Company’s e-commerce platform in the prior-year period that did not occur in the current period.
Depreciation and Amortization Expense. Depreciation and amortization expense decreased $13.0 million, or 49%, to $13.4 million for the six months ended June 30, 2024, compared to $26.4 million in the prior-year period. This change was primarily due to a decrease in depreciation expense following the impairment recognized on the Company’s buildings and equipment in the third quarter of 2023.
Interest Expense, Net. Interest expense, net increased $4.5 million, or 358%, to $5.8 million for the six months ended June 30, 2024, compared to $1.3 million in the prior-year period. This change is primarily due to a $3.5 million decrease in amounts capitalized to development assets and a $1.1 million increase in interest expense on secured mortgages payable, partially offset by a $0.4 million increase in interest income.
Equity in Losses from Unconsolidated Ventures. Equity losses from unconsolidated ventures decreased $4.9 million, or 22%, to $16.8 million for the six months ended June 30, 2024, compared to $21.7 million in the prior-year period. This change was primarily due to a $4.1 million decrease in losses for the Tin Building by Jean Georges, and a $0.5 million decrease in losses for Ssäm Bar, which closed in the third quarter of 2023.

Segment Operating Results
Landlord Operations
Segment Adjusted EBITDA
The following table presents segment Adjusted EBITDA for Landlord Operations:

Landlord Operations Adjusted EBITDA	Three Months Ended June 30,		Change		Six Months Ended June 30,		Change
thousands except percentages	2024	2023	$	%	2024	2023	$	%
Rental revenue	$6,317	$5,727	$590	10%	$12,764	$11,169	$1,595	14%
Other revenue	59	—	59	NM1	82	3	79	NM1
Total revenues	6,376	5,727	649	11%	12,846	11,172	1,674	15%
Operating costs	(9,847)	(8,166)	(1,681)	(21)%	(18,114)	(15,598)	(2,516)	(16)%
Provision for doubtful accounts	(320)	(6)	(314)	NM1	(518)	(51)	(467)	NM1
Total operating expenses	(10,167)	(8,172)	(1,995)	(24)%	(18,632)	(15,649)	(2,983)	(19)%
Other income, net	—	1	(1)	(100)%	4	9	(5)	(50)%
Total expenses	(10,167)	(8,171)	(1,996)	(24)%	(18,628)	(15,640)	(2,988)	(19)%
Adjusted EBITDA	$(3,791)	$(2,444)	$(1,347)	(55)%	$(5,782)	$(4,468)	$(1,314)	(29)%
For the three months ended June 30, 2024
Landlord Operations Adjusted EBITDA loss increased $1.3 million compared to the prior-year period primarily due to the following:
Rental Revenue. Rental revenue increased $0.6 million, or 10%, to $6.3 million for the three months ended June 30, 2024, compared to $5.7 million in the prior-year period. This change was primarily driven by a $1.3 million increase in rental revenue at the Fulton Market Building due to the commencement of the Alexander Wang lease at the end of 2023. This increase was partially offset by a $0.3 million decrease at Schermerhorn Row, a $0.3 million decrease at the Tin Building, and a $0.1 million decrease at Pier 17.
Operating Costs. Operating costs increased $1.7 million, or 21%, to $9.8 million for the three months ended June 30, 2024, compared to $8.2 million in the prior year period. This change was primarily due to a $1.2 million increase in labor costs, a $0.9 million increase in professional services fees, and $0.4 million increase in marketing and advertising expenses, partially offset by a $0.3 million decrease in state business tax and a $0.2 million decrease in insurance expense.
Provision for Doubtful Accounts. Provision for doubtful accounts increased to $0.3 million for the three months ended June 30, 2024, compared to an immaterial amount in the prior-year period, primarily due to a tenant reserve established during the three months ended June 30, 2024.
For the six months ended June 30, 2024
Landlord Operations Adjusted EBITDA loss increased $1.3 million compared to the prior-year period primarily due to the following:
Rental Revenue. Rental revenue increased $1.6 million, or 14%, to $12.8 million for the six months ended June 30, 2024, compared to $11.2 million in the prior-year period. This change was primarily driven by a $2.5 million increase in rental revenue at the Fulton Market Building due to the commencement of the Alexander Wang lease at the end of 2023. This increase was partially offset by a $0.3 million decrease at Schermerhorn Row, a $0.3 million decrease at Pier 17, and a $0.2 million decrease at the Tin Building.

Operating Costs. Operating costs increased $2.5 million, or 16%, to $18.1 million for the six months ended June 30, 2024, compared to $15.6 million in the prior year period. This change was primarily due to a $1.3 million increase in labor costs and a $1.2 million increase in professional services fees.
Provision for Doubtful Accounts. Provision for doubtful accounts increased to $0.5 million for the six months ended June 30, 2024, compared to an immaterial amount in the prior-year period, primarily due to a tenant reserve established during the six months ended June 30, 2024.
Non-GAAP Measure
Landlord Operations Net Operating Income
Refer to the Non-GAAP Measure discussion above for additional information and disclosure on the usefulness, relevance, limitations, and calculation of Landlord Operations Net Operating Income. A reconciliation of Landlord Operations Adjusted EBITDA to Landlord Operations NOI is presented in the table below.
Reconciliation of Landlord Operations Adjusted EBITDA to Landlord Operations NOI:

Landlord Operations NOI	Three Months Ended June 30,		Change		Six Months Ended June 30,		Change
thousands except percentages	2024	2023	$	%	2024	2023	$	%
Landlord Operations Adjusted EBITDA	$(3,791)	$(2,444)	$(1,347)	(55)%	$(5,782)	$(4,468)	$(1,314)	(29)%
Adjustments:
Impact of straight-line rent	777	677	100	15%	1,223	1,394	(171)	(12)%
Other	—	(1)	1	(100)%	(4)	(10)	6	(60)%
Landlord Operations NOI	$(3,014)	$(1,768)	$(1,246)	(70)%	$(4,563)	$(3,084)	$(1,479)	(48)%
For the three months ended June 30, 2024
Landlord Operations NOI losses increased $1.2 million compared to the prior-year period, primarily due to increased operating costs and provision for doubtful accounts, partially offset by the increase in rental revenue as mentioned above.
For the six months ended June 30, 2024
Landlord Operations NOI losses increased $1.5 million compared to the prior-year period, primarily due to increased operating costs and provision for doubtful accounts, partially offset by the increase in rental revenue as mentioned above.

Hospitality
Segment Adjusted EBITDA
The following table presents segment Adjusted EBITDA for Hospitality:

Hospitality Adjusted EBITDA	Three Months Ended June 30,		Change		Six Months Ended June 30,		Change
thousands except percentages	2024	2023	$	%	2024	2023	$	%
Hospitality revenue	$8,914	$9,734	$(820)	(8)%	$12,918	$14,956	$(2,038)	(14)%
Total revenues	8,914	9,734	(820)	(8)%	12,918	14,956	(2,038)	(14)%
Hospitality costs	(8,367)	(8,607)	240	3%	(13,935)	(15,488)	1,553	10%
Operating costs	(1,236)	(1,059)	(177)	(17)%	(1,789)	(1,762)	(27)	(1)%
Provision for doubtful accounts	—	—	—	NM1	(101)	(2)	(99)	NM1
Total operating expenses	(9,603)	(9,666)	63	1%	(15,825)	(17,252)	1,427	8%
Other income, net	3	2	1	50%	5	9	(4)	(44)%
Total expenses	(9,600)	(9,664)	64	1%	(15,820)	(17,243)	1,423	8%
Adjusted EBITDA	$(686)	$70	$(756)	NM1	$(2,902)	$(2,287)	$(615)	(27)%
__________________
(1)Not Meaningful
 For the three months ended June 30, 2024
Hospitality Adjusted EBITDA loss increased $0.8 million compared to the prior-year period primarily due to the following:
Hospitality Revenue. Hospitality revenue decreased $0.8 million, or 8%, to $8.9 million for the three months ended June 30, 2024, compared to $9.7 million in the prior-year period. This change was primarily due to a $0.5 million decrease related to small popups and short-term activations in the Cobble & Co and Garden Bar spaces in the second quarter of 2023, with no similar activity in the second quarter of 2024, and a $0.3 million decrease related to reduced restaurant performance, primarily at The Fulton and Carne Mare.
Hospitality Costs. Hospitality costs decreased $0.2 million, or 3%, to $8.4 million for the three months ended June 30, 2024, compared to $8.6 million in the prior-year period, primarily due to decreases in variable costs such as food and beverage costs and labor costs, which are generally in line with the decrease in Hospitality revenue.
For the six months ended June 30, 2024
Hospitality Adjusted EBITDA loss increased $0.6 million compared to the prior-year period primarily due to the following:
Hospitality Revenue. Hospitality revenue decreased $2.0 million, or 14%, to $12.9 million for the six months ended June 30, 2024, compared to $15.0 million in the prior-year period. This change was primarily due to a $1.3 million decrease related to reduced restaurant performance, primarily at The Fulton, Carne Mare, and Malibu Farms, and a $0.7 million decrease related to small popups and short-term activations in the Cobble & Co and Garden Bar spaces in the first half of 2023, with no similar activity in the first half of 2024. The reduced restaurant performance was primarily related to poor weather conditions in the first quarter of 2024.
Hospitality Costs. Hospitality costs decreased $1.6 million, or 10%, to $13.9 million for the six months ended June 30, 2024, compared to $15.5 million in the prior-year period, primarily due to decreases in variable costs such as food and beverage costs and labor costs, which are generally in line with the decrease in Hospitality revenue.

Sponsorships, Events, and Entertainment
Segment Adjusted EBITDA
The following table presents segment Adjusted EBITDA for Sponsorships, Events, and Entertainment:

Sponsorships, Events, and Entertainment Adjusted EBITDA	Three Months Ended June 30,		Change		Six Months Ended June 30,		Change
thousands except percentages	2024	2023	$	%	2024	2023	$	%
Sponsorships, events, and entertainment revenue	$18,651	$22,080	$(3,429)	(16%)	$22,831	$26,161	$(3,330)	(13%)
Total revenues	18,651	22,080	(3,429)	(16%)	22,831	26,161	(3,330)	(13%)
Sponsorships, events, and entertainment costs	(12,544)	(14,834)	2,290	15%	(17,405)	(20,822)	3,417	16%
Operating costs	(1,838)	(1,649)	(189)	(11%)	(2,922)	(2,650)	(272)	(10%)
(Provision for) recovery of doubtful accounts	(987)	—	(987)	NM1	(1,641)	65	(1,706)	NM1
Total operating expenses	(15,369)	(16,483)	1,114	7%	(21,968)	(23,407)	1,439	6%
Other income, net	(94)	(21)	(73)	348%	(92)	(15)	(77)	513%
Total expenses	(15,463)	(16,504)	1,041	6%	(22,060)	(23,422)	1,362	6%
Adjusted EBITDA	$3,188	$5,576	$(2,388)	43%	$771	$2,739	$(1,968)	72%
__________________
(1)Not Meaningful
 For the three months ended June 30, 2024
Sponsorships, Events, and Entertainment Adjusted EBITDA decreased $2.4 million compared to the prior-year period primarily due to the following:
Sponsorships, Events, and Entertainment Revenue. Sponsorships, events, and entertainment revenue decreased $3.4 million, or 16%, to $18.7 million for the three months ended June 30, 2024, compared to $22.1 million in the prior-year period. This change was primarily due to a $2.7 million decrease in concert series revenue at the Seaport, primarily related to the timing of concerts with 11 shows held during the second quarter of 2024, compared to 19 shows held during the second quarter of 2023. Additionally, there was a $1.2 million decrease in concession sales at the Las Vegas Ballpark and a $0.4 million decrease in Aviators ticket revenue, primarily related to lower attendance in the current quarter. These decreases were partially offset by a $0.6 million increase in sponsorship revenue at the Seaport due to the execution of four new sponsorship agreements in the current quarter and a $0.4 million increase in special event revenue at the Las Vegas Ballpark, primarily due to additional events held in the current quarter.
Sponsorships, Events, and Entertainment Costs. Sponsorships, events, and entertainment costs decreased $2.3 million, or 15%, to $12.5 million for the three months ended June 30, 2024, compared to $14.8 million in the prior-year period. This change was primarily due to a $1.4 million decrease in costs associated with the concert series at the Seaport, primarily due to the timing of concerts with fewer concerts held during the current period, and a $0.8 million decrease in costs at the Las Vegas Ballpark, primarily due to lower cost of sales and labor costs as expected with lower attendance and lower concessions revenue.
Provision for Doubtful Accounts. Provision for doubtful accounts increased to $1.0 million for the three months ended June 30, 2024, compared to no activity in the prior-year period, primarily due to a $0.5 million reserve associated with the Winterland Skating concept at the Seaport and a $0.4 million reserve associated with events at the Las Vegas Ballpark, both established during the three months ended June 30, 2024.

For the six months ended June 30, 2024
Sponsorships, Events, and Entertainment Adjusted EBITDA decreased $2.0 million compared to the prior-year period primarily due to the following:
Sponsorships, Events, and Entertainment Revenue. Sponsorships, events, and entertainment revenue decreased $3.3 million, or 13%, to $22.8 million for the six months ended June 30, 2024, compared to $26.2 million in the prior-year period. This change was primarily due to a $2.7 million decrease in concert series revenue at the Seaport, primarily related to the timing of concerts with 11 shows held during the first half of 2024, compared to 19 shows held during the first half of 2023. Additionally, there was a $1.3 million decrease in concession sales at the Las Vegas Ballpark and a $0.4 million decrease in Aviators ticket revenue, primarily related to lower attendance in the current period. These decreases were partially offset by a $0.7 million increase in special event revenue at the Las Vegas Ballpark, a $0.4 million increase in sponsorship revenue at the Seaport due to the execution of four new sponsorship agreements in the first half of 2024, and a $0.4 million increase in private event revenue at the Seaport.
Sponsorships, Events, and Entertainment Costs. Sponsorships, events, and entertainment costs decreased $3.4 million, or 16%, to $17.4 million for the six months ended June 30, 2024, compared to $20.8 million in the prior-year period. This change was primarily due to a $1.7 million decrease in costs associated with the Las Vegas Ballpark, primarily due to lower cost of sales and labor costs as expected with lower attendance and lower concessions revenue, a $1.4 million decrease in costs associated with the concert series at the Seaport, primarily due to the timing of concerts with fewer concerts held during the current period, and a $0.3 million decrease in breakdown and removal costs associated with the seasonal Winterland Skating concept at the Seaport.
Provision for Doubtful Accounts. Provision for doubtful accounts increased to $1.6 million for the six months ended June 30, 2024, compared to immaterial amounts in the prior-year period, primarily due to a $1.0 million reserve associated with the Winterland Skating concept at the Seaport and a $0.5 million reserve associated with events at the Las Vegas Ballpark, both established during the six months ended June 30, 2024.
Comparison of the Years Ended December 31, 2023 and 2022
The following table sets forth our operating results:

	Year Ended December 31,		Change
thousands except percentages	2023	2022	$	%
REVENUES
Sponsorships, events, and entertainment revenue	$60,623	$55,724	$4,899	9%
Hospitality revenue	32,951	42,565	(9,614)	(23)%
Rental revenue	22,096	19,810	2,286	12%
Other revenue	8	947	(939)	(99)%
Total revenue	115,678	119,046	(3,368)	(3)%
EXPENSES
Sponsorships, events, and entertainment costs	47,466	38,764	8,702	22%
Hospitality costs	31,432	38,037	(6,605)	(17)%
Operating costs	41,219	44,048	(2,829)	(6)%
Provision for doubtful accounts	459	1,412	(953)	(67)%
General and administrative	30,536	16,977	13,559	80%
Depreciation and amortization	48,432	47,356	1,076	2%
Other	81	58	23	40%
Total expenses	199,625	186,652	12,973	7%
OTHER
Provision for impairment	(672,492)	—	(672,492)	NM1

Other income, net	33	935	(902)	(96)%
Total other	(672,459)	935	(673,394)	NM1
Operating loss	(756,406)	(66,671)	(689,735)	NM1
Interest expense, net	(3,166)	(4,013)	847	21%
Equity in losses from unconsolidated ventures	(80,633)	(37,124)	(43,509)	(117)%
Loss on extinguishment of debt	(47)	—	(47)	NM1
Loss before income taxes	(840,252)	(107,808)	(732,444)	(679)%
Income tax (benefit) expense	(2,187)	3,469	(5,656)	(163)%
Net loss	$(838,065)	$(111,277)	$(726,788)	(653)%
__________________
(1)Not Meaningful
Net loss increased $726.8 million, or 653%, to $838.1 million for the year ended December 31, 2023, compared to $111.3 million in the prior-year period, primarily due to the $672.5 million increase in impairment charges, the $43.5 million increase in equity losses from unconsolidated ventures, and the $13.6 million increase in general and administrative costs.
Items Included in Segment Adjusted EBITDA
See Segment Operating Results for discussion of significant variances for revenues and expenses included in Adjusted EBITDA.
Items Excluded from Segment Adjusted EBITDA
The following includes information on the significant variances in expenses and other items not directly related to segment activities.
General and Administrative. General and administrative costs increased $13.6 million, or 80%, to $30.5 million for the year ended December 31, 2023, compared to $17.0 million in the prior-year period. This change was primarily due to a $4.5 million increase in separation costs, a $3.6 million increase in shared service costs allocated from HHH based on various allocation methodologies, a $3.3 million increase in personnel and overhead expenses, a $1.6 million increase in expenses related to the development of the Company’s e-commerce platform, and a $0.6 million increase in rent expense related to the corporate office lease.
Depreciation and Amortization Expense. Depreciation and amortization expense increased $1.1 million, or 2%, to $48.4 million for the year ended December 31, 2023, compared to $47.4 million in the prior-year period. This change was primarily due to an increase of $1.7 million related to our Landlord Operations properties as a result of an increase in depreciation for the Tin Building, which was completed and placed in service in the third quarter of 2022, partially offset by a decrease in depreciation expense following the impairment recognized on the Company’s buildings and equipment in the third quarter of 2023.
Provision for Impairment. Provision for impairment for the year ended December 31, 2023, includes a $672.5 million impairment charge related to long-lived assets located at the Seaport. No impairment was recorded for the year ended December 31, 2022. Refer to the Significant Items Impacting Comparability section above for additional detail.
Interest Expense, Net. Interest expense, net decreased $0.8 million, or 21%, to $3.2 million for the year ended December 31, 2023, compared to $4.0 million in the prior-year period. This change is primarily due to, a $4.5 million increase in amounts capitalized to development assets and a $0.2 million increase in interest income, offset by a $3.9 million increase in interest expense on secured mortgages payable.
Equity in Losses from Unconsolidated Ventures. Equity losses from unconsolidated ventures increased $43.5 million, or 117%, to $80.6 million for the year ended December 31, 2023, compared to $37.1 million in the prior-year period. This change was primarily due to a $37.0 million impairment recognized in 2023 against the carrying value of the Company’s investments in unconsolidated ventures, which included $30.8 million related to Jean-

Georges Restaurants, $5.0 million related to Ssäm Bar, and $1.2 million related to the Tin Building by Jean-Georges. Excluding the impact of the impairment, equity losses increased $6.5 million, primarily related to a $4.7 million increase for the Tin Building by Jean-Georges, which opened in the third quarter of 2022, and a $1.3 million increase related to the Lawn Club, which opened in the fourth quarter of 2023.
Income Tax (Benefit) Expense. The following table summarizes information related to our income taxes:

	Year Ended December 31,		Change
thousands except percentages	2023	2022	$	%
Income tax (benefit) expense	$(2,187)	$3,469	$(5,656)	(163)%
Loss before income taxes	$(840,252)	$(107,808)	$(732,444)	(679)%
Effective income tax rate	0.3%	(3.2)%	N/A	3.5%
The Company’s effective tax rate was 0.3% for the year ended December 31, 2023, compared to (3.2%) for the year ended December 31, 2022. The increase was primarily due to the recording of a valuation allowance on the US consolidated federal and state deferred tax asset balance.
Segment Operating Results
Landlord Operations
Segment Adjusted EBITDA
The following table presents segment Adjusted EBITDA for Landlord Operations:

Landlord Operations Adjusted EBITDA	Year Ended December 31,		Change
thousands except percentages	2023	2022	$	%
Rental revenue	$22,096	$19,810	$2,286	12%
Other revenue	8	932	(924)	(99)%
Total revenues	22,104	20,742	1,362	7%
Operating costs	(31,543)	(34,087)	2,544	7%
Provision for doubtful accounts	(80)	(1,090)	1,010	93%
Total operating expenses	(31,623)	(35,177)	3,554	10%
Other income, net	8	457	(449)	(98)%
Total expenses	(31,615)	(34,720)	3,105	9%
Adjusted EBITDA	$(9,511)	$(13,978)	$4,467	32%
Landlord Operations Adjusted EBITDA loss decreased $4.5 million compared to the prior-year period primarily due to the following:
Rental Revenue. Rental revenue increased $2.3 million, or 12%, to $22.1 million for the year ended December 31, 2023, compared to $19.8 million in the prior-year period. This change was primarily driven by a $6.6 million increase in rental revenue due to the completion of the Tin Building and the commencement of the lease to the Tin Building by Jean-Georges joint venture in the third quarter of 2022, partially offset by a $2.9 million decrease in rental revenue at the Fulton Market Building primarily due to the reversal of a tenant reserve in 2022, with no similar activity in 2023.
Other Revenue. Other revenue decreased $0.9 million, or 99%, to $8 thousand for the year ended December 31, 2023, compared to $0.9 million in the prior-year period. This change was primarily due to the recognition of parking revenue at 250 Water Street in the first half of 2022, with no similar activity in 2023, as parking operations were suspended upon the commencement of voluntary site remediation work in the second quarter of 2022.

Operating Costs. Operating costs decreased $2.5 million, or 7%, to $31.5 million for the year ended December 31, 2023, compared to $34.1 million in the prior year period. This change was primarily due to a $2.3 million decrease related to the write off of costs for concepts that did not proceed to completion in 2022, without similar activity in 2023, and a decrease of $1.4 million in utilities costs, partially offset by a $1.0 million increase in insurance expense.
Provision for Doubtful Accounts. Provision for doubtful accounts decreased $1.0 million, or 93%, to $0.1 million for the year ended December 31, 2023, compared to $1.1 million in the prior-year period, primarily due to the recognition of a tenant reserve at Fulton Market Building in 2022, with no similar activity in 2023.
Other Income, Net. Other income, net decreased $0.5 million, or 98%, to $8 thousand for the year ended December 31, 2023, compared to $0.5 million in the prior-year period, primarily due to the receipt of insurance reimbursements in 2022, with no similar activity in 2023.
Non-GAAP Measure
Landlord Operations Net Operating Income
Refer to the Non-GAAP Measure discussion above for additional information and disclosure on the usefulness, relevance, limitations, and calculation of Landlord Operations Net Operating Income. A reconciliation of Landlord Operations Adjusted EBITDA to Landlord Operations NOI is presented in the table below.
A reconciliation of Landlord Operations Adjusted EBITDA to Landlord Operations NOI:

Landlord Operations NOI	Year Ended December 31,		Change
thousands except percentages	2023	2022	$	%
Landlord Operations Adjusted EBITDA	$(9,511)	$(13,978)	$4,467	32%
Adjustments:
Impact of straight-line rent	2,453	961	1,492	155%
Other	74	2,405	(2,331)	(97)%
Landlord Operations NOI	$(6,984)	$(10,612)	$3,628	34%
Landlord Operations NOI losses decreased $3.6 million compared to the prior-year period, primarily due to increased rental revenue related to the opening of the Tin Building in the third quarter of 2022 and a decrease in provision for doubtful accounts related to the recognition of a tenant reserve at the Fulton Market Building in 2022, with no similar activity in 2023.
Hospitality
Segment Adjusted EBITDA
The following table presents segment Adjusted EBITDA for Hospitality:

Hospitality Adjusted EBITDA	Year Ended December 31,		Change
thousands except percentages	2023	2022	$	%
Hospitality revenue	$32,951	$42,565	$(9,614)	(23)%
Other revenue	—	15	(15)	(100)%
Total revenues	32,951	42,580	(9,629)	(23)%
Hospitality costs	(31,432)	(38,037)	6,605	17%
Operating costs	(4,224)	(4,893)	669	14%
Provision for doubtful accounts	(42)	(165)	123	75%
Total operating expenses	(35,698)	(43,095)	7,397	17%

Other income, net	31	19	12	63%
Total expenses	(35,667)	(43,076)	7,409	17%
Adjusted EBITDA	$(2,716)	$(496)	$(2,220)	(448)%
Hospitality Adjusted EBITDA loss increased $2.2 million compared to the prior-year period primarily due to the following:
Hospitality Revenue. Hospitality revenue decreased $9.6 million, or 23%, to $33.0 million for the year ended December 31, 2023, compared to $42.6 million in the prior-year period. Hospitality revenue decreased $3.3 million due to the closure of the Cobble & Co. concept at Museum Block in the fourth quarter of 2022, with only small popups and short-term activations utilizing the space during 2023. Hospitality revenue also decreased $3.6 million due to concept changes and reduced 2023 activity on The Rooftop at Pier 17. In 2022, the Rooftop hosted the APEfest event, various private event buyouts, and activated the R17 concept, compared to fewer private events and lower usage of the R17 concept in 2023. Revenue related to our other restaurant concepts, primarily Malibu Farms, The Fulton, Carne Mare, and Pearl Alley, decreased $2.6 million due to poor weather conditions, and fewer restaurant buyouts and private events throughout 2023. The impact of poor weather is evidenced by a 63% increase in total rainfall during the peak visitation months of May through September and an 80% increase in total rainfall during the peak days of Friday through Sunday. The business also experienced a partial closure of outdoor operations in June 2023 due to air quality impacts associated with Canadian wildfires that affected large portions of the Mid-Atlantic and Northeast.
Hospitality Costs. Hospitality costs decreased $6.6 million, or 17%, to $31.4 million for the year ended December 31, 2023, compared to $38.0 million in the prior-year period, primarily due to decreases in variable costs such as food and beverage costs and labor costs, which are generally in line with the decrease in Hospitality revenue.
Operating Costs. Operating costs decreased $0.7 million, or 14%, to $4.2 million for the year ended December 31, 2023, compared to $4.9 million in the prior-year period, primarily due to a decrease in state business taxes.
Sponsorships, Events, and Entertainment
Segment Adjusted EBITDA
The following table presents segment Adjusted EBITDA for Sponsorships, Events, and Entertainment:

Sponsorships, Events, and Entertainment Adjusted EBITDA	Year Ended December 31,		Change
thousands except percentages	2023	2022	$	%
Sponsorships, events, and entertainment revenue	$60,623	$55,724	$4,899	9%
Total revenues	60,623	55,724	4,899	9%
Sponsorships, events, and entertainment costs	(47,466)	(38,764)	(8,702)	(22)%
Operating costs	(5,452)	(5,068)	(384)	(8)%
Provision for doubtful accounts	(337)	(157)	(180)	(115)%
Total operating expenses	(53,255)	(43,989)	(9,266)	(21)%
Other income, net	(6)	459	(465)	(101)%
Total expenses	(53,261)	(43,530)	(9,731)	(22)%
Adjusted EBITDA	$7,362	$12,194	$(4,832)	(40)%
Sponsorships, Events, and Entertainment Adjusted EBITDA income decreased $4.8 million compared to the prior-year period primarily due to the following:
Sponsorships, Events, and Entertainment Revenue. Sponsorships, events, and entertainment revenue increased $4.9 million, or 9%, to $60.6 million for the year ended December 31, 2023, compared to $55.7 million in the prior-year period. This change was primarily due to a $1.3 million increase in Aviators baseball and special event ticket sales, a $1.4 million increase in concession sales at the Las Vegas Ballpark, a $0.8 million increase in Seaport concert ticket sales, a $0.4 million increase in sponsorship revenue at the Seaport, and a $1.4 million increase in event revenue, primarily related to the Winterland Skating concept offered on the Pier 17 rooftop during the fourth quarter of 2023, that was not offered in 2022. These increases were partially offset by a $0.5 million decrease in concerts and event concessions revenue at the Seaport.
Sponsorships, Events, and Entertainment Costs. Sponsorships, events, and entertainment costs increased $8.7 million, or 22%, to $47.5 million for the year ended December 31, 2023, compared to $38.8 million in the prior year period. This change was primarily due to a $5.0 million increase in costs associated with the Aviators baseball season and special events at the Aviators ballpark, primarily due to increases in labor costs, concessions costs, and other various event related costs, a portion of which is associated with hosting the Major League Baseball Big League Weekend in 2023, with no similar event in 2022. In addition, there was an increase of $2.8 million at the Seaport related to the Winterland Skating concept offered in 2023, and an increase of $0.6 million related to the Seaport concert series, primarily due to increases in production costs.
Operating Costs. Operating costs increased $0.4 million, or 8%, to $5.5 million for the year ended December 31, 2023, compared to $5.1 million in the prior year period. This change was primarily due to a $0.5 million increase in real estate and sales and use tax, a $0.3 million increase in advertising cost, and a $0.2 million increase in consulting and professional service fees, partially offset by a $0.5 million decrease in insurance expense.
Other Income, Net. Other income, net decreased $0.5 million, to a loss of $6 thousand for the year ended December 31, 2023, compared to income of $0.5 million in the prior-year period, primarily due to the receipt of insurance reimbursements in 2022, with no similar activity in 2023.
Comparison of the Years Ended December 31, 2022 and 2021
The following table sets forth our operating results:

	Year Ended December 31,		Change
thousands except percentages	2022	2021	$	%
REVENUES
Sponsorships, events, and entertainment revenue	$55,724	$41,504	$14,220	34%
Hospitality revenue	42,565	29,632	12,933	44%
Rental revenue	19,810	7,978	11,832	148%
Other revenue	947	3,506	(2,559)	(73)%
Total revenue	119,046	82,620	36,426	44%
EXPENSES
Sponsorships, events, and entertainment costs	38,764	29,260	9,504	32%
Hospitality costs	38,037	27,643	10,394	38%
Operating costs	44,048	41,870	2,178	5%
Provision for doubtful accounts	1,412	161	1,251	777%
General and administrative	16,977	17,214	(237)	(1)%
Depreciation and amortization	47,356	41,612	5,744	14%
Other	58	977	(919)	(94)%
Total expenses	186,652	158,737	27,915	18%
OTHER
Other income, net	935	198	737	372%
Total other	935	198	737	372%
Operating loss	(66,671)	(75,919)	9,248	12%
Interest expense, net	(4,013)	(6,534)	2,521	(39)%

Equity in losses from unconsolidated ventures	(37,124)	(1,988)	(35,136)	NM1
Loss before income taxes	(107,808)	(84,441)	(23,367)	(28)%
Income tax (benefit) expense	3,469	(3,575)	7,044	(197)%
Net loss	$(111,277)	$(80,866)	$(30,411)	(38)%
__________________
(1)Not Meaningful
Net loss increased $30.4 million, or 38%, to $111.3 million for the year ended December 31, 2022, compared to $80.9 million in the prior-year period, primarily due to a $35.1 million increase in equity losses from unconsolidated joint ventures, a $7.0 million increase in income tax expense, and a $5.7 million increase in depreciation and amortization expense. This was partially offset by an $8.4 million increase in Landlord Operations EBITDA, primarily due to the commencement of the Tin Building lease in the third quarter of 2022 and COVID related recoveries in 2022, and a $4.9 million increase in Sponsorships, Events, and Entertainment EBITDA, primarily due to increase in the number of concerts and events held at the Seaport and an increase in the number of Aviators games hosted in 2022.
Items Included in Segment Adjusted EBITDA
See Segment Operating Results for discussion of significant variances for revenues and expenses included in Adjusted EBITDA
Items Excluded from Segment Adjusted EBITDA
The following includes information on the significant variances in expenses and other items not directly related to segment activities.
General and Administrative. General and administrative costs decreased $0.2 million, or 1%, to $17.0 million for the year ended December 31, 2022, compared to $17.2 million in the prior-year period. This change was primarily due to a $3.2 million decrease in personnel and overhead expenses, partially offset by a $3.0 million increase in shared service costs allocated from HHH based on various allocation methodologies.
Depreciation and Amortization Expense. Depreciation and amortization expense increased $5.7 million, or 14%, to $47.4 million for the year ended December 31, 2022, compared to $41.6 million in the prior-year period. This change was primarily due to a $4.3 million increase related to the Tin Building which was completed and placed in service in the third quarter of 2022 and a $1.0 million increase related to Pier 17 due to a full year of depreciation in 2022 of tenant improvements, equipment, and fixtures for various concepts that opened throughout 2021, including Pearl Alley, Carne Mare, and The Greens mini lawn spaces and winter cabins popup events.
Interest Expense, Net. Interest expense, net decreased $2.5 million, or 39%, to $4.0 million for the year ended December 31, 2022, compared to $6.5 million in the prior-year period. This change is primarily due to a $4.0 million increase in amounts capitalized to development assets, partially offset by a $1.5 million increase in interest expense on secured mortgages payable.
Equity in Losses from Unconsolidated Ventures. Equity losses from unconsolidated ventures increased $35.1 million to $37.1 million for the year ended December 31, 2022, compared to $2.0 million in the prior-year period. This change was primarily due to a $36.8 million increase in equity losses for the Tin Building by Jean-Georges, which opened in the third quarter of 2022.
Income Tax (Benefit) Expense. The following table summarizes information related to our income taxes:

	Year Ended December 31,		Change
thousands except percentages	2022	2021	$	%
Income tax (benefit) expense	$3,469	$(3,575)	$7,044	(197)%
Loss before income taxes	$(107,808)	$(84,441)	$(23,367)	28%
Effective income tax rate	(3.2)%	4.2%	N/A	(7.4)%

The Company’s effective tax rate was (3.2)% for the year ended December 31, 2022, compared to 4.2% for the year ended December 31, 2021. The decrease in the effective tax rate is primarily due to hypothetical net operating losses which the Company is unable to benefit.
Segment Operating Results
Landlord Operations
Segment Adjusted EBITDA
The following table presents segment Adjusted EBITDA for Landlord Operations:

Landlord Operations Adjusted EBITDA	Year Ended December 31,		Change
thousands except percentages	2022	2021	$	%
Rental revenue	$19,810	$7,978	$11,832	148%
Other revenue	932	2,925	(1,993)	(68)%
Total revenues	20,742	10,903	9,839	90%
Operating costs	(34,087)	(33,267)	(820)	(2)%
Provision for (recovery of) doubtful accounts	(1,090)	18	(1,108)	NM1
Total operating expenses	(35,177)	(33,249)	(1,928)	(6)%
Other income, net	457	7	450	NM1
Total expenses	(34,720)	(33,242)	(1,478)	(4)%
Adjusted EBITDA	$(13,978)	$(22,339)	$8,361	37%
__________________
(1)Not Meaningful
Landlord Operations Adjusted EBITDA loss decreased $8.4 million compared to the prior-year period primarily due to the following:
Rental Revenue. Rental revenue increased $11.8 million, or 148%, to $19.8 million for the year ended December 31, 2022, compared to $8.0 million in the prior-year period. This change was primarily driven by a $5.1 million increase in rental revenue related to the reversal of a tenant reserve at Fulton Market Building in 2022, a $5.0 million increase in rental revenue due to the completion of the Tin Building and the commencement of the lease to the Tin Building by Jean-Georges joint venture in the third quarter of 2022, and a $1.5 million increase in rental revenue across our other Seaport properties due to new tenants, extended lease agreements, and continued recovery from the COVID-19 pandemic.
Other Revenue. Other revenue decreased $2.0 million, or 68%, to $0.9 million for the year ended December 31, 2022, compared to $2.9 million in the prior-year period. This change was primarily due to a decrease in parking revenue at 250 Water Street which was utilized as a parking lot in 2021 and the first quarter of 2022, prior to the start of initial foundation and voluntary site remediation work in the second quarter of 2022.
Operating Costs. Operating costs increased $0.8 million, or 2%, to $34.1 million for the year ended December 31, 2022, compared to $33.3 million in the prior year period. This change was primarily due to a $2.3 million increase related to the write off of costs for concepts that did not proceed to completion in 2022, without similar activity in 2021, a $1.1 million increase in operating costs related to the opening of the Tin Building in the third quarter of 2022, and a $1.0 million increase in ground rent expense related to the execution of an amendment to the Seaport neighborhood ground lease at the end of 2021, partially offset by a $3.9 million decrease related to planning and concept development costs for Tin Building incurred in 2021, without similar costs in 2022.
Provision for (recovery of) Doubtful Accounts. Provision for doubtful accounts increased to $1.1 million for the year ended December 31, 2022, compared to an immaterial amount in the prior-year period, primarily due to the recognition of a tenant reserve at Fulton Market Building in 2022, with no similar activity in 2021.

Other Income, Net. Other income, net increased $0.5 million to $0.5 million for the year ended December 31, 2022, compared to $7 thousand in the prior-year period, primarily due to the receipt of insurance reimbursements in 2022, with no similar activity in 2021.
Non-GAAP Measure
Landlord Operations Net Operating Income
Refer to the Non-GAAP Measure discussion above for additional information and disclosure on the usefulness, relevance, limitations, and calculation of Landlord Operations Net Operating Income. A reconciliation of Landlord Operations Adjusted EBITDA to Landlord Operations NOI is presented in the table below.
Reconciliation of Landlord Operations Adjusted EBITDA to Landlord Operations NOI:

Landlord Operations NOI	Year Ended December 31,		Change
thousands except percentages	2022	2021	$	%
Landlord Operations Adjusted EBITDA	$(13,978)	$(22,339)	$8,361	37%
Adjustments:
Impact of straight-line rent	961	2,089	(1,128)	(54)%
Other	2,404	(7)	2,411	NM1
Landlord Operations NOI	$(10,613)	$(20,257)	$9,644	48%
__________________
(1)Not Meaningful
Landlord Operations NOI losses decreased $9.6 million compared to the prior-year period, primarily due to increased rental revenue related to the reversal of a COVID-19 related tenant reserve at the Fulton Market in 2022 and the completion and commencement of the tenant lease at the Tin Building in the third quarter of 2022, partially offset by a decrease in other revenue due to the absence of parking lot revenue at 250 Water Street after the start of initial foundation and voluntary site remediation work in the second quarter of 2022, and an increase in the provision for doubtful accounts due to the recognition of a tenant reserve at Fulton Market Building in 2022.
Hospitality
Segment Adjusted EBITDA
The following table presents segment Adjusted EBITDA for Hospitality:

Hospitality Adjusted EBITDA	Year Ended December 31,		Change
thousands except percentages	2022	2021	$	%
Hospitality revenue	$42,565	$29,632	$12,933	44%
Other revenue	15	581	(566)	(97)%
Total revenues	42,580	30,213	12,367	41%
Hospitality costs	(38,037)	(27,643)	(10,394)	(38)%
Operating costs	(4,893)	(3,609)	(1,284)	(36)%
Provision for doubtful accounts	(165)	(72)	(93)	(129)%
Total operating expenses	(43,095)	(31,324)	(11,771)	(38)%
Other income, net	19	22	(3)	(14)%
Total expenses	(43,076)	(31,302)	(11,774)	(38)%
Adjusted EBITDA	$(496)	$(1,089)	$593	54%

Hospitality Adjusted EBITDA loss decreased $0.6 million compared to the prior-year period primarily due to the following:
Hospitality Revenue. Hospitality revenue increased $12.9 million, or 44%, to $42.5 million for the year ended December 31, 2022, compared to $29.6 million in the prior-year period. The increase in Hospitality revenue is primarily due to improved restaurant performance as all Seaport restaurants were operating full capacity in 2022, benefiting from increased foot traffic and more events when compared to 2021, which was still impacted by limited operations because of the COVID-19 pandemic. Hospitality revenue increased $6.6 million at Malibu Farms, The Fulton, and Garden Bar due to increased foot traffic and more restaurant buyouts and private events in 2022. Additionally, the opening of Carne Mare at the end of the second quarter of 2021, resulted in a $4.8 million increase in revenue, and a redesign of the Pearl Alley concept in 2022, resulted in a $3.1 million increase in revenue. These increases were partially offset by a $2.0 million decrease related to The Greens concept, which included summer mini-lawn spaces and winter cabins activated in 2021 as a socially distanced dining option, with no similar activation in 2022.
Other Revenue. Other revenue decreased $0.6 million, or 97%, to $15 thousand for the year ended December 31, 2022, compared to $0.6 million in the prior-year period. This change was primarily due to a decrease in merchandise revenue as a result of the closure of a retail storefront in the beginning of 2022.
Hospitality Costs. Hospitality costs increased $10.4 million, or 38%, to $38.0 million for the year ended December 31, 2022, compared to $27.6 million in the prior-year period, primarily due to increases in variable costs such as food and beverage costs, labor costs, and variable management fees, which are generally in line with the increase in Hospitality revenue.
Operating Costs. Operating costs increased $1.3 million, or 36%, to $4.9 million for the year ended December 31, 2022, compared to $3.6 million in the prior-year period, primarily due to a $1.0 million increase in state business taxes and a $0.3 million increase in insurance costs.
Sponsorships, Events, and Entertainment
Segment Adjusted EBITDA
The following table presents segment Adjusted EBITDA for Sponsorships, Events, and Entertainment:

Sponsorships, Events, and Entertainment Adjusted EBITDA	Year Ended December 31,		Change
thousands except percentages	2022	2021	$	%
Sponsorships, events, and entertainment revenue	$55,724	$41,504	$14,220	34%
Total revenues	55,724	41,504	14,220	34%
Sponsorships, events, and entertainment costs	(38,764)	(29,260)	(9,504)	(32)%
Operating costs	(5,068)	(4,994)	(74)	(1)%
Provision for doubtful accounts	(157)	(107)	(50)	(47)%
Total operating expenses	(43,989)	(34,361)	(9,628)	(28)%
Other income, net	459	169	290	172%
Total expenses	(43,530)	(34,192)	(9,338)	(27)%
Adjusted EBITDA	$12,194	$7,312	$4,882	67%
Sponsorships, Events, and Entertainment Adjusted EBITDA income increased $4.9 million compared to the prior-year period primarily due to the following:
Sponsorships, Events, and Entertainment Revenue. Sponsorships, events, and entertainment revenue increased $14.2 million, or 34%, to $55.7 million for the year ended December 31, 2022, compared to $41.5 million in the prior-year period. Although both the Seaport concert series and the Aviators baseball seasons resumed in 2021, the Seaport hosted 60 concerts in 2022, compared to 30 in 2021, and the Las Vegas Ballpark hosted 75 games in 2022, compared to 65 in 2021. As a result, revenue increased $6.8 million due to increased Seaport concert ticket sales and $2.0 million due to increased Aviators baseball and special event ticket sales. The increased activity at these locations also resulted in a $3.3 million increase in concert and event concessions revenue at the Seaport and a $0.4 million increase in concession sales at the Las Vegas Ballpark. There was also a $0.7 million increase in private event revenue at the Seaport and a $0.5 million increase in sponsorship revenue at the Las Vegas Ballpark.
Sponsorships, Events, and Entertainment Costs. Sponsorships, events, and entertainment costs increased $9.5 million, or 32%, to $38.8 million for the year ended December 31, 2022, compared to $29.3 million in the prior year period. This change was primarily due to a $6.9 million increase in variable costs at the Seaport that are generally in line with the increased concert and event revenue mentioned above, including artist fees, production and promoter costs, security and labor costs, and various other event related costs. In addition, there was a $2.7 million increase in costs associated with the Aviators baseball season and special events at the Las Vegas Ballpark which are generally in line with the increase in Aviators baseball and special event ticket sales mentioned above, primarily due to increases in labor costs, concessions costs, sponsorships costs, and other various event related costs.
Other Income, Net. Other income, net increased $0.3 million, to $0.5 million for the year ended December 31, 2022, compared to $0.2 million in the prior-year period, primarily due to the receipt of insurance reimbursements in 2022, with no similar activity in 2021.
Liquidity and Capital Resources
We historically operated as a division within HHH’s consolidated structure, which uses a centralized approach to cash management and financing of our operations. This arrangement is not reflective of the manner in which we would have financed our operations had we been an independent, publicly traded company during the periods presented. The cash and cash equivalents held by HHH at the corporate level are not specifically identifiable to us and, therefore, have not been reflected in our Combined Financial Statements and Unaudited Condensed Combined Financial Statements. As of June 30, 2024, December 31, 2023, and December 31, 2022, our cash and cash equivalents were $3.3 million, $1.8 million, and $16.4 million, respectively. As of June 30, 2024, December 31, 2023, and December 31, 2022, our restricted cash was $42.2 million, $42.0 million, and $50.3 million, respectively. Restricted cash is segregated in escrow accounts related to development activity at 250 Water Street and other amounts related to payment of principal and interest on the Company’s outstanding mortgages payable. In August 2024, following the final resolution of the 250 Water Street litigation, the escrow amount of $40 million related to 250 Water Street was released to the City of New York. See Note 7 – Commitments and Contingencies in the Notes to Unaudited Condensed Combined Financial Statements, included in this registration statement for additional information on the 250 Water Street litigation.
HHH’s third-party long-term debt and the related interest expense have not been allocated to us for any of the periods presented as we are not the legal obligor nor are we a guarantor of such debt. As of June 30, 2024, December 31, 2023, and December 31, 2022, we have third-party mortgages payable of $155.1 million, $155.6 million, and $144.2 million, respectively, related to our 250 Water Street development and the Las Vegas Ballpark. As of June 30, 2024, December 31, 2023, and December 31, 2022, the Company’s secured mortgage loans did not have any undrawn lender commitment available to be drawn for property development. In connection with the Separation, on July 31, 2024, the variable rate mortgage related to 250 Water Street was refinanced, with HHH paying down $53.7 million of the outstanding principal balance and SEG refinancing the remaining $61.3 million at an interest rate of SOFR plus a margin of 4.5% and scheduled maturity date of July 1, 2029.
Following the Separation, our capital structure and sources of liquidity have changed from our historical capital structure because HHH is no longer financing our operations, investments in joint ventures, and development and redevelopment projects. Our development and redevelopment opportunities are capital intensive and will require significant additional funding, if and when pursued. Our ability to fund our operating needs and development and redevelopment projects will depend on our future ability to continue to manage cash flow from operating activities, and on our ability to obtain debt or equity financing on acceptable terms. In addition, we typically must provide completion guarantees to lenders in connection with their financing for our development and redevelopment projects. Additionally, on July 31, 2024, a subsidiary of HHH that became our subsidiary in connection with the separation, issued 10,000 shares of 14.000% Series A preferred stock, par value $0.01 per share, with an aggregate liquidation preference of $10.0 million. Management believes that our existing cash balances, restricted cash balances, funds provided by HHH prior to the Separation, along with expected borrowing capacity and access to capital markets, and the proceeds of our rights offering and the related backstop commitment as described under “—Expected Financings” below, taken as a whole, provide (i) adequate liquidity to meet all of our current and long-term obligations when due, including our third-party mortgages payable, and (ii) adequate liquidity to fund capital expenditures and development and redevelopment projects. However, our access to, and the availability of, financing on acceptable terms and conditions in the future will be impacted by many factors, including (1) our credit ratings, including the lowering of any of our credit ratings, or absence of a credit rating, (2) the liquidity of the overall capital markets, and (3) the current state of the economy and, accordingly, there can be no assurances that we will be able to obtain additional debt or equity financing on acceptable terms in the future, or at all, which could have a negative impact on our liquidity and capital resources. The cash flows presented in our Combined Statements of Cash Flows and Unaudited Condensed Combined Statement of Cash Flows may not be indicative of the cash flows we would have recognized had we operated as a standalone publicly traded company for the periods presented.
Prior to the distribution, HHH contributed additional cash to the Company in order to fund its operations until a permanent capital structure is finalized. However, we do not expect HHH to have an ongoing long-term relationship with the Company and HHH will not have any ongoing financial commitments to the Company.
Expected Financings
The Company expects to conduct a $175 million Rights Offering following the distribution in the third quarter of 2024. In connection with the Rights Offering, the Company has entered into a backstop agreement with Pershing Square, which through investment funds advised by it, is our largest stockholder. Pursuant to that agreement, Pershing Square has agreed to (i) exercise its pro rata subscription right with respect to the Rights Offering at a price of $25 per share of the Company’s common stock and (ii) purchase any shares not purchased upon the expiration of the Rights Offering at the Rights Offering price, up to $175 million in the aggregate. The backstop agreement could result in Pershing Square’s affiliated funds owning as much as approximately 72.3% of the Company’s common stock if no other stockholders participate in the Rights Offering. Any capital raised through the Rights Offering would further strengthen the Company’s balance sheet. With over $203.4 million of liquidity, primarily consisting of (i) $23.4 million of cash contributed by HHH pursuant to the separation and distribution agreement, (ii) expected gross proceeds from the Rights Offering and (iii) amounts available under the Revolving Credit Agreement, we believe we will have ample capital to support the existing business and facilitate the Company’s business plan.
Cash Flows
Six Months Ended June 30, 2024 and 2023
The following table sets forth a summary of our cash flows:

	Six Months Ended June 30,
thousands	2024	2023
Cash used in operating activities	$(39,149)	$(7,911)
Cash used in investing activities	(33,027)	(55,395)
Cash provided by financing activities	73,907	48,582
Operating Activities
Cash used in operating activities increased $31.2 million to $39.1 million in the six months ended June 30, 2024, compared to $7.9 million in the prior-year period. The increase in cash used in operating activities was primarily due to increased costs incurred in the six months ended June 30, 2024, related to the Separation from HHH, with no similar activity in the prior-year period, and an increase in cash used in operating activities at our segments. Sponsorships, Events, and Entertainment Adjusted EBITDA decreased $2.0 million primarily due to decreased ticket revenue, event revenue, and concessions sales; Landlord Operations Adjusted EBITDA decreased

$1.3 million primarily due to increased operating expenses, partially offset by increased rental revenue; and Hospitality Adjusted EBITDA decreased $0.6 million primarily due to reduced restaurant performance.
While we have historically used cash in operating activities, we expect that the additional liquidity provided by our expected financings will provide sufficient capital to fund operations until such time that we may generate cash from operating activities. Refer to “Expected Financings” above for additional explanation.
Investing Activities
Cash used in investing activities decreased $22.4 million to $33.0 million in the six months ended June 30, 2024, compared to $55.4 million in the prior-year period. The decrease in cash used in investing activities was primarily related to lower property development costs for 250 Water Street, and lower funding of operating costs related to the Tin Building by Jean-Georges joint venture and the Lawn Club joint venture in the six months ended June 30, 2024.
Financing Activities
Cash provided by financing activities increased $25.3 million to $73.9 million in the six months ended June 30, 2024, compared to $48.6 million in the prior-year period, primarily due to an increase in the net transfers provided by Parent to fund the operating and investing activities explained above.
Years Ended December 31, 2023, 2022, and 2021
The following table sets forth a summary of our cash flows:

	Year Ended December 31,
thousands	2023	2022	2021
Cash used in operating activities	$(50,780)	$(29,551)	$(35,812)
Cash used in investing activities	(108,302)	(198,032)	(103,135)
Cash provided by financing activities	136,214	237,412	184,175
Operating Activities
Cash used in operating activities increased $21.2 million to $50.8 million in 2023, compared to $29.6 million in the prior-year period. The increase in cash used in operating activities was primarily due to a $13.8 million security deposit payment related to the refinancing of the mortgage payable for 250 Water Street in 2023, and an increase in cash used in operating activities at our segments. Sponsorships, Events, and Entertainment Adjusted EBITDA income decreased $4.8 million primarily due to increased labor and event costs and Hospitality Adjusted EBITDA loss increased $2.2 million primarily due to reduced restaurant performance and fewer private events. These increases in cash used were partially offset by a decrease in Landlord Operations Adjusted EBITDA losses of $4.5 million, primarily due to the collection of a full year of Tin Building rent in 2023.
Cash used in operating activities decreased $6.3 million to $29.6 million in 2022, compared to $35.8 million in the prior-year period. This decrease was primarily due to a decrease in cash used in operating activities at our segments. Sponsorships, Events, and Entertainment Adjusted EBITDA income increased $4.9 million and Landlord Operations Adjusted EBITDA increased $8.4 million primarily due to increased revenue associated with a successful concert and event season at the Seaport, successful baseball season at the Las Vegas Ballpark, and the commencement of the Tin Building by Jean-George lease. This decrease in cash used was partially offset by a $8.7 million increase in cash used associated with changes in working capital, primarily due to an increase in vendor payments.
While we have historically used cash in operating activities, we expect that the additional liquidity provided by our expected financings will provide sufficient capital to fund operations until such time that we may generated cash from operating activities. Refer to “Expected Financings” above for additional explanation.

Investing Activities
Cash used in investing activities consists primarily of capital expenditures on operating and development properties and investments in or funding provided to our unconsolidated ventures. Cash used in investing activities of $108.3 million in 2023, was primarily related to property development costs related to 250 Water Street, and funding of operating costs related to the Tin Building by Jean-Georges joint venture.
Cash used in investing activities of $198.0 million in 2022, was primarily related to property development costs for the Tin Building, which was completed in the third quarter of 2022, funding of start-up and operating costs related to the Tin Building by Jean-Georges joint venture, and the Company’s initial investment in the Jean-Georges Restaurants joint venture.
Cash used in investing activities of $103.1 million in 2021, was primarily related to property development costs related to 250 Water Street and the Tin Building.
Financing Activities
Cash flow provided by financing activities consists of net transfers provided by Parent and proceeds on mortgage payables, partially offset by principal payments on mortgages payable and payment of deferred financing costs.
Cash provided by financing activities was $136.2 million in 2023, compared to $237.4 million in 2022. The decrease in cash provided by financing activities was primarily due to a decrease in the net transfers provided by Parent, partially offset by the impact of the cash provided by the refinancing of mortgage payable related to 250 Water Street during fiscal year 2023. The decrease in net transfers provided by Parent in 2023 was primarily due to the decrease in funds needed to carry out the operating and investing activities explained above.
Cash provided by financing activities was $237.4 million in 2022, compared to $184.2 million in 2021. The increase in cash provided by financing activities was primarily due to an increase in the net transfers provided by Parent to fund the operating and investing activities explained above.
Contractual Obligations
We have material contractual obligations that arise in the normal course of business. These contractual obligations may not be representative of our future contractual obligations profile as an independent, publicly traded company. Our contractual obligations do not reflect changes that we expect to experience in the future as a result of the Separation, such as contractual arrangements that we may enter into in the future that were historically entered into by the HHH for shared services.
We have outstanding mortgages payable related to the 250 Water Street development and Las Vegas Ballpark, which are collateralized by certain of the Company’s real estate assets. A summary of our mortgages payable as of June 30, 2024 can be found in Note 5 – Mortgages Payable, Net in the Notes to Unaudited Condensed Combined Financial Statements and a summary of our mortgages payable as of December 31, 2023, and 2022 can be found in Note 6 - Mortgages Payable, Net in the Notes to Combined Financial Statements, included in this registration statement.
We lease land or buildings at certain properties from third parties. Rental payments are expensed as incurred and have been, to the extent applicable, straight-lined over the term of the lease. Contractual rental expense was 0$1.6 million for the three months ended June 30, 2024 and 2023, and $3.7 million for the six months ended June 30, 2024 and 2023. The amortization of straight‑line rents included in the contractual rent amount was $0.6 million for the three months ended June 30, 2024 and 2023, and $1.2 million for the six months ended June 30, 2024 and 2023. A summary of our lease obligations as of June 30, 2024, can be found in Note 10 - Leases in the Notes to Unaudited Condensed Combined Financial Statements included in this registration statement. Contractual rental expense was $6.7 million, $6.5 million and $5.5 million for the years ended December 31, 2023, 2022, and 2021 respectively. The amortization of straight‑line rents included in the contractual rent amount was $2.5 million, $2.5 million and $1.7 million for the years ended December 31, 2023, 2022, and 2021 respectively. A summary of our lease obligations as of December 31, 2023, can be found in Note 12 - Leases in the Notes to Combined Financial Statements included in this registration statement.
Critical Accounting Estimates
The preparation of financial statements in accordance with GAAP requires management to make informed judgments, assumptions and estimates that affect the reported amounts of assets, liabilities, revenues, and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Changes in facts and circumstances or additional information may result in revised estimates, and actual results may differ from these estimates.
We believe that of our significant accounting policies, which are described in Note 1 - Summary of Significant Accounting Policies in the Notes to Combined Financial Statements included in this registration statement, the accounting policies below involves a greater degree of judgment and complexity. Accordingly, we believe these are the most critical to understand and evaluate fully our financial condition and results of operations.
Impairments
Methodology
We review our long-lived assets for potential impairment indicators whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Although the carrying amount may exceed the estimated fair value of certain properties, a real estate asset is only considered to be impaired when its carrying amount is not expected to be recovered through estimated future undiscounted cash flows. To the extent an impairment provision is necessary, the excess of the carrying amount of the asset over its estimated fair value is expensed to operations and the carrying amount of the asset is reduced. The adjusted carrying amount, which represents the new cost basis of the asset, is depreciated over the remaining useful life of the asset.
Judgments and Uncertainties
An impairment loss is recognized if the carrying amount of an asset is not recoverable and exceeds its fair value. The cash flow estimates used both for determining recoverability and estimating fair value are inherently judgmental and reflect current and projected trends in rental, occupancy, pricing, development costs, sales pace and capitalization rates, selling costs, and estimated holding periods for the applicable assets. As such, the evaluation of anticipated cash flows is highly subjective and is based in part on assumptions that could differ materially from actual results in future periods. Unfavorable changes in any of the primary assumptions could result in a reduction of anticipated future cash flows and could indicate property impairment. Uncertainties related to the primary assumptions could affect the timing of an impairment. While we believe our assumptions are reasonable, changes in these assumptions may have a material impact on our financial results.
Variable Interest Entities
Methodology
Our combined financial statements include all of our accounts, including our majority owned and controlled subsidiaries and VIEs for which we are the primary beneficiary. The Company was not the primary beneficiary of any VIE’s during the six months ended June 30, 2024, or during 2023, 2022, and 2021 and, therefore, the Company does not consolidate any VIE’s in which it holds a variable interest.
Judgments and Uncertainties
The Company determines whether it is the primary beneficiary of a VIE upon initial involvement with a VIE and reassesses whether it is the primary beneficiary of a VIE on an ongoing basis. The determination of whether an entity is a VIE and whether the Company is the primary beneficiary of a VIE is based upon facts and circumstances for the VIE and requires significant judgments such as whether the entity is a VIE, whether the Company’s interest in a VIE is a variable interest, the determination of the activities that most significantly impact the economic performance of the entity, whether the Company controls those activities, and whether the Company has the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE.
As of June 30, 2024, the Company had a variable interest in Tin Building by Jean-Georges and as of December 31, 2023, the Company had a variable interest in Tin Building by Jean-Georges and Ssäm Bar. The Ssäm Bar restaurant closed during the third quarter of 2023, and the venture was liquidated in May 2024. Additionally, the Company recognized an impairment of $5.0 million related to this investment in the year ended December 31, 2023. See Note 3 - Impairment in the Notes to Combined Financial Statements included in this registration statement for additional detail. As of December 31, 2022, the Company has a variable interest in two VIE’s, Ssäm Bar and Tin Building by Jean-Georges. However, the Company determined that it is not the primary beneficiary of the VIE’s as of June 30, 2024, December 31, 2023, and December 31, 2022, as the Company does not have the power to direct the activities of the VIE’s that most significantly impact the VIE’s economic performance. Therefore, the Company accounts for its investment in the VIE’s in accordance with the equity method.
Investments in Unconsolidated Ventures
Methodology
The Company’s investments in unconsolidated ventures are accounted for under the equity method to the extent that, based on contractual rights associated with the investments, the Company can exert significant influence over a venture’s operations. Under the equity method, the Company’s investment in the venture is recorded at cost and is subsequently adjusted to recognize the Company’s allocable share of the earnings or losses of the venture. Dividends and distributions received by the business are recognized as a reduction in the carrying amount of the investment.
The Company evaluates its equity method investments for significance in accordance with Regulation S-X, Rule 3-09 and Regulation S-X, Rule 4-08(g) and presents separate annual financial statements or summarized financial information, respectively, as required by those rules. The Company is required to file audited financial statements of the Fulton Seafood Market, LLC for the year ended December 31, 2022. The Company’s investment in the Fulton Seafood Market, LLC does not meet the threshold necessary for disclosure of audited financial statements in 2023, however for comparability, audited financial statements of Fulton Seafood Market, LLC for the years ended December 31, 2023, and 2022 are included in this registration statement. Financial statements of Fulton Seafood Market, LLC for the year ended December 31, 2021 are not included in this registration statement as Fulton Seafood Market, LLC had no activity prior to 2022.
For investments in ventures where the Company has virtually no influence over operations and the investments do not have a readily determinable fair value, the business has elected the measurement alternative to carry the securities at cost less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the issuer.
Judgments and Uncertainties
Generally, joint venture operating agreements provide that assets, liabilities, funding obligations, profits and losses, and cash flows are shared in accordance with ownership percentages. For certain equity method investments, various provisions in the joint venture operating agreements regarding distributions of cash flow based on capital account balances, allocations of profits and losses and preferred returns may result in the Company’s economic interest differing from its stated ownership or if applicable, the Company’s final profit-sharing interest after receipt of any preferred returns based on the venture’s distribution priorities. For these investments, the Company recognizes income or loss based on the joint venture’s distribution priorities, which could fluctuate over time and may be different from its stated ownership or final profit-sharing percentage.

Capitalization of Development Costs
Methodology
Development costs, which primarily include direct costs related to placing the asset in service associated with specific development properties, are capitalized as part of the property being developed. Construction and improvement costs incurred in connection with the development of new properties, or the redevelopment of existing properties are capitalized before they are placed into service. Costs include planning, engineering, design, direct material, labor and subcontract costs. Real estate taxes, utilities, direct legal and professional fees related to the sale of a specific unit, interest, insurance costs and certain employee costs incurred during construction periods are also capitalized. Capitalization commences when the development activities begin and cease when a project is completed, put on hold or at the date that the Company decides not to move forward with a project. Capitalized costs related to a project where the Company has determined not to move forward are expensed if they are not deemed recoverable. Capitalized interest costs are based on qualified expenditures and interest rates in place during the construction period. Demolition costs associated with redevelopments are expensed as incurred unless the demolition was included in the Company’s development plans and imminent as of the acquisition date of an asset. Once the assets are placed into service, they are depreciated in accordance with the Company’s policy. In the event that management no longer has the ability or intent to complete a development, the costs previously capitalized are evaluated for impairment.
Judgments and Uncertainties
The capitalization of development costs requires judgment, and can directly and materially impact our results of operations because, for example, (i) if we don't capitalize costs that should be capitalized, then our operating expenses would be overstated during the development period, and the subsequent depreciation of the developed real estate would be understated, or (ii) if we capitalize costs that should not be capitalized, then our operating expenses would be understated during the development period, and the subsequent depreciation of the real estate would be overstated. For the six months ended June 30, 2024 and 2023, we capitalized development costs of $3.9 million and $20.2 million, respectively. We capitalized development costs of $47.4 million, $73.3 million, and $94.5 million during the years ended December 31, 2023, 2022, and 2021, respectively.
Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
We are subject to interest rate risk with respect to our variable-rate mortgage payable as increases in interest rates would cause our payments to increase. With respect to our fixed-rate mortgage payable, increases in interest rates could make it more difficult to refinance such debt when it becomes due.
For additional information concerning our debt and management’s estimation process to arrive at a fair value of our debt as required by GAAP, please refer to the Liquidity and Capital Resources section above in Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 6 - Mortgages Payable, Net in the Notes to Combined Financial Statements included in this registration statement.
The following table summarizes principal cash flows on our debt obligations and related weighted-average interest rates by expected maturity dates as of June 30, 2024:

	Contractual Maturity Date
thousands except percentages	Remaining in 2024	2025	2026	2027	2028	Thereafter	Total
Mortgages payable	$963	$1,997	$117,097	$2,201	$2,311	$32,481	$157,050
Weighted-average interest rate	7.97%	7.53%	7.16%	4.92%	4.92%	4.92%

BUSINESS
Our Company
Seaport Entertainment was formed to own, operate and develop a unique collection of assets positioned at the intersection of entertainment and real estate. Our objective is to integrate our one-of-a-kind real estate assets with a variety of restaurant, retail and leisure offerings to form vibrant mixed-use destinations where our customers can work, play and socialize in one cohesive setting. To achieve this objective, we are focused on delivering best-in-class experiences for our surrounding residents, customers and tenants across the three operating segments of our business: (1) Landlord Operations; (2) Hospitality; and (3) Sponsorships, Events, and Entertainment. Our assets, which are primarily concentrated in New York City and Las Vegas, include the Seaport in Lower Manhattan, a 25% minority interest in Jean-Georges Restaurants as well as other partnerships, the Las Vegas Aviators Triple-A baseball team and the Las Vegas Ballpark and an interest in and to 80% of the air rights above the Fashion Show mall in Las Vegas. We believe the uniqueness of our assets, the customer-centric focus of our business and the ability to replicate our destinations in other locations collectively present an attractive investment opportunity in thematically similar but differentiated businesses, all of which are positioned to grow over time.
The Seaport is a historic neighborhood in Lower Manhattan on the banks of the East River and within walking distance of the Brooklyn Bridge. With roots dating back to the 1600s and a strategic location in Lower Manhattan, the Seaport attracts millions of visitors every year. The Seaport spans approximately 478,000 square feet, the majority of which is dedicated to entertainment, retail and restaurant uses, and in 2023, the Seaport hosted over 200 public and private events. Among the highlights of the Seaport are: The Rooftop at Pier 17®, a 3,500-person concert venue; the Tin Building, a 54,000-square-foot culinary marketplace leased to an unconsolidated joint venture between us and a subsidiary of JG; the Lawn Club, an immersive indoor/outdoor lawn game entertainment venue and another of our unconsolidated joint ventures; a historic cobblestone retail district; six additional retail and food and beverages concepts, four of which are unique to the Seaport; and a 21-unit residential building with approximately 5,500 square feet of ground floor space. In addition, the Company owns 250 Water Street, a one-acre development site directly adjacent to the Seaport, approved for 547,000 zoning square feet of market rate and affordable housing, office, retail and community-oriented gathering space. We are in the process of further transforming the Seaport from a collection of unique assets into a cohesive and vibrant neighborhood that caters to the broad needs of its residents and visitors. By continuing this integration, we believe we can drive further consumer penetration across all our restaurant, retail and event offerings, and make the Seaport our model for potential future mixed-use opportunities.
Jean-Georges Restaurants is a world-renowned hospitality company operated by Michelin-star chef Jean-Georges Vongerichten. JG was formed in 1997 and has grown from 17 locations in 2013 to over 43 high-end restaurant concepts across five continents, 13 countries and 24 markets, including our joint venture tenant, the Tin Building by Jean-Georges, located in the heart of the Seaport. JG’s expertise and versatility allow it to serve the culinary needs of its customers. With an asset-light platform and highly regarded brand recognition, JG is able to enter new markets and provide customers with a range of culinary options, from high-end restaurants to fast casual concepts to high-quality wholesale products. We believe there is an opportunity for JG’s food and beverage offerings to anchor the destinations we are seeking to create and help differentiate our business from the typical asset mix found in traditional real estate development and landlord operations.
The Las Vegas Aviators are a MiLB team and the current Triple-A affiliate of the Oakland Athletics MLB team. As the highest-grossing MiLB team, and a critical component of the Summerlin, Nevada community, we believe the Aviators are a particularly attractive aspect of our portfolio. Seaport Entertainment wholly owns the Aviators, which generate cash flows from ticket sales, concessions, merchandise and sponsorships. In addition to the team, Seaport Entertainment owns the Aviators’ 10,000-person capacity ballpark, which is located in the heart of Downtown Summerlin. Completed in 2019, the ballpark is one of the newest stadiums in the minor league system and was named the “Triple-A Best of the Ballparks” by Ballpark Digest in 2019, 2021 and 2022. This renowned ballpark regularly has upwards of 7,000 fans per game and was chosen to host the Triple-A National Championship Game in 2022 and 2023. In addition to approximately 70 baseball games each year, the ballpark hosts at least 30 other special events, which provide incremental cash flow primarily during the baseball offseason. These events, which include festive holiday attractions, ballpark tours, movie nights, concerts and more, have also integrated the ballpark into the life and culture of Summerlin. As a result, we believe we are uniquely positioned to serve the entertainment needs of this community as it expands in the coming years.
We also have the right to develop, together with an interest in and to 80% of, the air rights above the Fashion Show mall in Las Vegas, representing a unique opportunity to vertically develop a high-quality, well-located real estate asset, which may potentially include a new casino and hotel. The Fashion Show mall, located just northwest of the Sphere and south of the Wynn West project and the new Resorts World Las Vegas, and directly across the street from the Wynn Las Vegas hotel, casino and golf course, is the 25th largest mall in the country, with over 1.8 million square feet and approximately 250 retailers.
We have a history of incurring net losses, and we currently expect to experience negative operating cash flow for the foreseeable future. To facilitate the implementation of our business plan with the goal of achieving profitability, Seaport Entertainment expects to conduct the Rights Offering. In connection with the Rights Offering, we have entered into a backstop agreement with Pershing Square, pursuant to which Pershing Square has agreed to (i) exercise its pro rata subscription right with respect to the Rights Offering at a price of $25 per share of the Company’s common stock and (ii) purchase any shares not purchased upon the expiration of the Rights Offering at the Rights Offering price, up to $175.0 million in the aggregate. The backstop agreement could result in Pershing Square’s affiliated funds owning as much as 72.3% of the Company’s common stock if no other stockholders participate in the Rights Offering. Any capital raised through the Rights Offering would further strengthen the Company’s balance sheet. With over $203.4 million of liquidity, primarily consisting of (i) $23.4 million of cash contributed by HHH pursuant to the Separation Agreement, (ii) expected gross proceeds from the Rights Offering and (iii) amounts available under the Revolving Credit Agreement, we believe we will have ample capital to support the existing business and facilitate the Company’s business plan.
Our Strategy
Seaport Entertainment’s business plan is to focus on realizing value for its stockholders primarily through dedicated management of its existing assets, expansion of existing and creation of new partnerships, strategic acquisitions and completion of development projects. The Company’s existing portfolio encompasses a wide range of leisure and recreational activities, including live concerts, fine dining, professional sports and high-end and experiential retail. As a result, we believe Seaport Entertainment is well-positioned to capitalize on trends across the travel, tourism and leisure industries and appeal to today’s consumer who often values experiences over goods.
Create Unique Entertainment Destinations Within Sought-After Mixed-Use Commercial Hubs. Seaport Entertainment’s portfolio of premier, non-commoditized and destination-focused properties caters to a wide range of consumers. We intend to drive this high-quality product offering by focusing on best-in-class experience-based tenants and partnerships, in addition to integrating sought-after events to drive foot traffic throughout our portfolio. By continuing to offer high quality food and beverage and entertainment options across our portfolio, we seek to create unique, cohesive environments that serve the various needs of our customers and offer more than just a single product or experience. By developing destinations that have multiple touchpoints with our visitors, we believe Seaport Entertainment is well-positioned to grow its revenue base over time by driving increased penetration.
Lease-Up Existing Assets at the Seaport. The portfolio of assets within Landlord Operations at the Seaport was 67% leased and 65% occupied as of June 30, 2024. Our dedicated management team is focused on leasing up the Seaport and improving occupancy levels, which we believe will drive foot traffic to the area and improve performance at the Seaport’s food and beverage and entertainment assets. For example, we are evaluating the use of some of our vacant space for a variety of hospitality offerings. Additionally, we recently leased 41,515 square feet of office space to a high-end retail company for their New York headquarters.
Improve Efficiencies in our Operating Businesses. We believe the third-party managers of our operating businesses have numerous opportunities to drive efficiencies and increase margins. Through our dedicated management team, which has significant experience operating entertainment-related assets, we are focused on maximizing our revenues and rightsizing costs. For example, we are exploring the possibility of internalizing certain of our food and beverage operations, which we believe has the potential to drive increased operational focus and efficiencies.
Expand the Jean-Georges Partnership. Our JG investment has multiple avenues for core growth that could propel this business, including: the opening of new restaurants and luxury marketplaces; introducing a franchise model for certain Jean-Georges concepts; launching fast-casual and quick service restaurant concepts that allow for significant scale; and leveraging the Jean-Georges brand via private label wholesale product distribution. Additionally, we believe we will be able to work with JG to identify additional operating efficiencies.
Leverage Events and Sponsorships to Create a Flywheel Effect at the Seaport. The Seaport’s events, particularly its Rooftop Summer Concert Series, and the Seaport’s year-round programs focused on kids, fitness, arts, sounds, and cinema, drive foot traffic to the entire neighborhood, which in turn creates opportunities for our restaurant and retail tenants as well as our sponsorship business. We are focused on creating a flywheel effect, where visitors who are drawn to the Seaport for an event receive targeted benefits from our sponsors and are engaged by our retail and dining options before and after that event. Our in-house marketing team is also leveraging the success of our Summer Concert Series to advertise all of the offerings at the Seaport to a growing social media following.
•The Success of the Summer Concert Series. When the Summer Concert Series was originally introduced in 2018, the goal was to drive foot traffic to the Seaport. Since 2018, annual ticket sales have grown from around 63,000 tickets to over 200,000 tickets, and annual revenue (including gross ticket sales, concessions and other event related revenues) has increased from $6.3 million to $18.5 million in 2023. During this time, the venue has also gained a significant social media presence, with approximately 156,000 followers on Instagram by the end of 2023, significantly more than many competing venues that are substantially larger. The success of the Summer Concert Series has also positioned Seaport Entertainment to potentially benefit from additional opportunities in the near term, including: (1) the possibility of entering into a naming rights deal for the rooftop venue with a sponsor; (2) better terms on our ticketing services that were recently negotiated with a new ticketing provider; and (3) opportunities to host an enclosed winter concert series, which we are exploring.
Improve and Increase Special Event Offerings at the Las Vegas Ballpark. The Las Vegas Ballpark is a key feature of Summerlin, Nevada, a thriving community outside of Las Vegas. By improving and increasing the special events offerings at the ballpark, we plan to further integrate the venue into the daily lives of Summerlin’s residents. The ballpark currently hosts approximately 70 baseball games, with 65 in 2021 and 75 in both 2023 and 2022. While preparing the stadium and field for baseball season does require approximately one month, there is significant room for special events through the rest of the year. We are required to host at least 30 “special events” each year pursuant to our naming rights agreement with the LVCVA. In 2021 and 2022, we hosted 120 and 115 special events, generating approximately $940,000 and $2.8 million in revenue, respectively. In 2023, although we only hosted 78 special events, these events generated approximately $5.7 million in revenue. We plan to continue to seek opportunities to improve our existing events and identify more impactful revenue generating events that engage and entertain the community.
Opportunistically Acquire Attractive Entertainment-Related Assets and Utilize Strategic Partnerships. Over time, we intend to evaluate and ultimately acquire additional entertainment-related real estate and operating assets. These assets may include but are not limited to stadiums, sports and gaming attractions, concert and entertainment venues, food halls and other restaurant concepts. In addition to acquisitions, we plan to utilize strategic partnerships to accelerate our long-term growth. To execute on this strategy, we intend to leverage our unique experience at the Seaport, where we already successfully work with an array of top-tier partners in the entertainment space.
Develop Owned Land Parcels and the Fashion Show Mall Air Rights. Seaport Entertainment currently has two sizeable development opportunities: 250 Water Street and the Fashion Show Mall Air Rights. Each opportunity, if transacted on, could represent a significant driver of long-term growth.
Competitive Strengths
Unique Focus on the Intersection of Entertainment and Real Estate to Create Inclusive, Consumer-Centric Destinations. Seaport Entertainment will be one of the few publicly traded companies focused on the intersection of entertainment and real estate. Unlike real estate investment trusts, which have limitations on their ability to invest in non-real estate assets, Seaport Entertainment will have flexibility to invest in both real estate as well as entertainment-focused operating assets. We intend to create communities and experience-driven neighborhoods as opposed to standalone assets. As a result, our focus on the social needs of our customers and providing an array of food, entertainment and leisure options to keep them engaged distinguishes our business from traditional real estate development and landlord operations.
High-Quality Portfolio in High-Barrier to Entry, Top-Tier Destinations. Seaport Entertainment’s portfolio consists of unique, high-quality assets that were acquired and developed over many years to create a one-of-a-kind portfolio. As a result, there is a high barrier to replicating Seaport Entertainment’s business. The quality of the assets is complimented by the desirability of their locations: primarily Lower Manhattan and Las Vegas, where there are substantial barriers to entry.
New York City is the largest city by population in the United States, and one of the densest cities in the country, with over 8.3 million residents and nearly 28,000 people per square mile as of May 2024, according to S&P Global data. New York City also has a thriving tourism industry, highlighted by the 66.6 million tourists who visited New York City in 2019 prior to the onset of the COVID-19 pandemic, according to New York City Tourism + Conventions, which also reported that, in 2023, New York City’s tourism industry generated $74 billion in economic impact, with visitors spending over $48 billion. While the pandemic caused the number of visitors to temporarily fall, New York City’s tourism industry has proven to be resilient. In 2023, 62.2 million people visited New York City, which is projected to grow to 64.5 million tourists in 2024, according to estimates by New York City Tourism + Conventions. In addition, we believe that 2026 will be a significant year for New York City tourism, which is expected to benefit from FIFA World Cup 26—with eight matches, including the World Cup Final, set to be played nearby at the Meadowlands in New Jersey—and the United States Semiquincentennial celebration.
Las Vegas is the largest city in Nevada, with over 650,000 residents as of May 2024, according to S&P Global data. Summerlin is located in the broader Las Vegas Metropolitan Statistical Area, which includes Henderson and Clark counties and has over 2.3 million residents as of May 2024, also according to S&P Global data. The LVCVA reported that over 40 million people visited Las Vegas in 2023, spending over $51 billion, with an economic impact of over $85 billion. Las Vegas also has a growing professional sports industry. The Vegas Golden Knights, a National Hockey League team, was established in 2017 and has their practice facility in Summerlin, adjacent to the Las Vegas Ballpark. In 2020, the Oakland Raiders, a National Football League team, moved to Las Vegas and renamed themselves the Las Vegas Raiders. In 2023, according to Forbes, the Vegas Golden Knights were the eighth highest grossing revenue team in the National Hockey League and the Las Vegas Raiders were the second highest grossing revenue team in the National Football League. In November 2023, MLB announced that it had approved plans for the Athletics to relocate to Las Vegas, where a new stadium would be built. According to MLB, the Athletics could begin playing at the new stadium as soon as the 2028 season. Also in November 2023, Formula 1 introduced the Las Vegas Grand Prix, and in February 2024, the city hosted Super Bowl LVIII. The Las Vegas Grand Prix will take place again in November 2024, and Formula 1 is contracted to continue events in Las Vegas through 2032. Additionally, the city will host multiple conferences and concerts, WWE’s WrestleMania 41, the 2026 NCAA Division I Men’s Ice Hockey Championship and the 2028 NCAA Division I Men’s Basketball Final Four.
Based on HHH management’s estimates, Summerlin, which is the location of the Las Vegas Ballpark, was home to approximately 127,000 residents as of December 31, 2023 and is expected to grow to approximately 200,000 residents over the next two decades. With a predominately local fan base, we believe this anticipated significant population growth will be a major driver of sales growth and attendance for the Aviators. The ballpark also hosts special events and has become woven into the social fabric of the neighborhood. As a result, we are uniquely positioned to serve the entertainment needs of this community in the coming years.
Embedded Potential Upside Within Landlord Operations Segment. Our focus on increasing the occupancy of the assets in our Landlord Operations segment is expected to drive incremental upside. For example, at the Seaport, Pier 17 was 54% leased and 47% occupied as of June 30, 2024, with available space across its third and fourth floors that benefit from panoramic views of the Brooklyn skyline and the Brooklyn Bridge. Driven by a dedicated management team primarily focused on performance at this and other assets, we believe the Company has substantial internal growth prospects.
Thematically-Focused, Diversified Assets. While the focus of the Company is on entertainment, the assets encompass a wide range of leisure and recreational activities, including live concerts, fine dining, professional sports, and high-end and experiential retail. Seaport Entertainment is not limited to a particular type of entertainment asset, and as a result, it seeks to meet the needs of different customers with the flexibility to adapt to changes in consumer trends, which today favor experiences over products. Unlike traditional landlords and real estate developers, which are focused on building and leasing space, we are a customer-centric business that is responsible for filling the space that we develop, own and lease with offerings that entice and engage our visitors.
Balance Sheet Positioned to Support Business Plan. In connection with the Rights Offering, we have entered into a backstop with Pershing Square, pursuant to which Pershing Square has agreed to (i) exercise its pro rata subscription right with respect to the Rights Offering at a price of $25 per share of our common stock and (ii) purchase any shares not purchased upon the expiration of the Rights Offering at the Rights Offering price, up to $175 million in the aggregate. We have a history of net losses, with a net loss of $79.1 million for the six months ended June 30, 2024, and net losses of $838.1 million ($128.6 million excluding an impairment charge of $672.5 million for our assets and $37.0 million for unconsolidated ventures) and $111.3 million for the years ended December 31, 2023 and 2022, respectively, and our audited financial statements for the fiscal year ended December 31, 2023 were prepared on a going concern basis. See “Risk Factors—Risks Related to Our Business and Our Industry—Although our financial statements have been prepared on a going concern basis, our independent auditors in their report accompanying our combined financial statements for the year ended December 31, 2023 believe that our recurring losses from operations and other factors have raised substantial doubt about our ability to continue as a going concern as of December 31, 2023.” for additional information. We currently expect to experience negative operating cash flow for the foreseeable future as we implement our business plan to achieve profitability. However, we believe our cash balance following the contribution of $23.4 million of cash by HHH pursuant to the Separation Agreement and the capital raised from the Rights Offering, along with amounts available under the Revolving Credit Agreement, will be sufficient to meet our working capital and capital expenditure needs for the next twelve months and will give us significant liquidity and financial flexibility to both support the existing business and facilitate the Company’s business plan. While we have no specific plans to incur additional debt in the next 12 months, we preserve the option to do so in the event of appropriate circumstances.
Scalable Platform. Embedded in Seaport Entertainment’s assets are multiple avenues for potential growth, including through the expansion of existing partnerships and development of existing sites. More broadly, we believe the Company’s focus on the intersection of entertainment and real estate is readily scalable, given the ability to pursue opportunities in leisure, tourism, hospitality, gaming, food and beverage and live entertainment spaces. We view these avenues of growth holistically, as components and levers to create broader communities that engage our visitors and provide reasons to spend more time at our locations.
•Live Events Opportunity. The demand for live music is strong and accelerating worldwide. According to Live Nation, in 2023, concert attendance was up 20% year-over-year, with over 145 million fans attending over 50,000 events. Fee-bearing gross transaction value was up 30% year-over-year in 2023. In the second quarter of 2024, Live Nation concert ticket sales were pacing up almost 3% compared to the same period in 2023, with over 153 million tickets sold. Social media is also fueling fan interest in attending concerts, with Live Nation reporting that, as of February 2024, approximately 90% of live music goers agreed that seeing live music content on social media makes them want to attend shows. Seaport Entertainment’s Summer Concert Series has experienced similar strong demand. In 2021, we hosted 30 concerts and sold over 84,000 tickets. In 2022, we hosted 60 shows and sold approximately 186,000 tickets, which was an approximately 50% increase in ticket sales compared to pre-pandemic levels. In 2023, we hosted 63 shows and sold approximately 204,000 tickets, representing a 9.9% increase in sales from the prior year. Based on these metrics, Seaport Entertainment views the live event / concert space to be an attractive opportunity for strong growth.
•Food and Dining Opportunity. Seaport Entertainment plans to leverage the growing consumer appetite for unique restaurant experiences as a catalyst to further expand its culinary footprint. According to the U.S.

Department of Agriculture, consumers spent more on food in 2022 than ever before, even after adjusting for inflation. Of the total amount spent on food, consumer purchases for food away from home, including restaurants, have accelerated since the onset of the COVID-19 pandemic. As of 2022, expenditures on food away from home accounted for 54% of total food spending, marking a stark rise from its 48% market share in 2020, according to the U.S. Department of Agriculture. According to restaurant marketing platform BentoBox’s 2023 Restaurant Trend Report, in 2023, diners spent approximately 7% more on restaurants than they did in 2022. In the second quarter of 2024, our Hospitality segment generated $8.9 million in revenue, representing a 8% decrease from second quarter of 2023. In 2023, our Hospitality segment generated $33.0 million in revenues, representing a 23% decrease from 2022, and in 2022, our Hospitality segment revenue was $42.6 million, which was a 41% increase from 2021. Our Hospitality-related period-over-period comparisons do not adjust for operational revisions to our asset strategies from period to period, such as closing restaurant concepts or redirecting operations to use space for private events and/or concerts. Furthermore, our Hospitality segment includes equity earnings from our unconsolidated joint ventures, which primarily relate to our interest in the Tin Building by Jean-Georges joint venture. Although these joint ventures generate food and beverage revenue, our share of this revenue is recognized in equity earnings and not Hospitality revenue. The Tin Building by Jean-Georges joint venture generated food, beverage, and retail revenues of $8.5 million in the second quarter of 2024, $32.4 million in 2023, and $8.2 million in 2022. Based on the trend of growing demand for food and beverage offerings and our increased focus on food and beverage programming within the Seaport neighborhood, we believe there is an attractive opportunity to both improve the performance of our Hospitality segment and grow our food and beverage offerings.
•Sports and Gaming Opportunity. Consumer spending toward sporting events has demonstrated tremendous strength over the last few years. According to StubHub’s 2023 Year in Live Experiences Report:
◦NFL sales heading into the 2023 season were double from 2022.
◦College football sales were up almost 50% at season start.
◦NHL sales were trending nearly double last season’s start.
◦NBA sales on StubHub at season start were up nearly 60%.
◦MLS sales were up over 2.5x compared to 2022.
According to StubHub’s 2024 MLB Season Preview, as of mid-March 2024, MLB ticket sales were up by over 60% compared to the same time last year. Similarly, admission prices for sporting events rose significantly in 2023. According to the Bureau of Labor Statistics, in October 2023, admission prices for sporting events increased by 25.1% year-over-year, which was the highest annualized growth rate measured by the CPI inflation gauge. In 2022 and 2023, we sold approximately 396,000 and 388,000 total tickets to Aviators games, respectively, generating revenue of approximately $9.4 million at an average ticket price of $23.88 and revenue of approximately $9.0 million at an average ticket price of $23.32, respectively. Due to the robust demand that exists for live sports and gaming events, Seaport Entertainment will look to further capitalize on new and existing opportunities within this segment of the market.
Experienced Management Team With a Proven Track Record. Seaport Entertainment’s senior management team has decades of hospitality, entertainment and real estate industry expertise, significant public company experience, long-standing business relationships and an extensive track record of implementing strategies to create world-class brands. We believe that management’s significant operating experience with complex and multi-faceted hospitality and real estate assets will enable the Company to achieve a streamlined model while pursuing innovative opportunities.
•Anton D. Nikodemus is the Chief Executive Officer of Seaport Entertainment. Mr. Nikodemus has spent over 30 years in entertainment and hospitality, leading the development and operations of industry premier destination brands. Prior to joining Seaport Entertainment, he served as President and Chief Operating Officer of CityCenter for MGM Resorts International where he oversaw operations for The Cosmopolitan of Las Vegas, Vdara Hotel & Spa and ARIA Resort & Casino. Mr. Nikodemus notably led the creation and development of the MGM National Harbor Hotel & Casino in Maryland and the MGM Springfield in Massachusetts.
•Matthew M. Partridge is the Chief Financial Officer of Seaport Entertainment. Mr. Partridge has nearly 15 years of experience in real estate and hospitality across a variety of asset classes and operating models with public and private companies. Prior to joining Seaport Entertainment, Mr. Partridge was the Senior Vice President, Chief Financial Officer and Treasurer for two publicly traded real estate investment trusts, CTO Realty Growth, Inc. and Alpine Income Property Trust, Inc., where he was responsible for accounting, asset management, corporate finance and investor relations, information technology and risk management.
•Lucy Fato is the General Counsel and Corporate Secretary of Seaport Entertainment. Ms. Fato brings extensive public company experience to the Seaport management team. Prior to joining Seaport Entertainment, Ms. Fato spent approximately seven years at AIG, a global insurance company, most recently serving as Vice Chair and, before that, as General Counsel and Global Head of Communications and Government Affairs and, prior to her time at AIG, held leadership roles at McGraw-Hill Financial (now known as S&P Global) and Marsh McLennan.
Our Portfolio
We primarily analyze our portfolio of assets through the lens of our three operating segments: (1) Landlord Operations; (2) Hospitality; and (3) Sponsorships, Events, and Entertainment. In each segment, we believe there are multiple opportunities to drive operational efficiencies and value creation over time.
Landlord Operations. Landlord Operations represent our ownership interests in and operation of physical real estate assets. Currently, all Landlord Operations are located in the Seaport. The Seaport encompasses approximately 478,000 square feet of restaurant, retail, office and entertainment properties, as well as 21 residential units. It is one of the few multi-block neighborhoods in New York City largely under private management by a single owner and was previously owned and operated by HHH since 2010. Over 13 years, HHH invested over $1 billion in the area, which we believe helped to revitalize the area and positioned it to become one of the premier food and beverage and entertainment destinations in the city. Currently, we own 11 physical real estate assets in the Seaport that comprise 100% of our current Landlord Operations. These assets, reflected on the map below, include:

•Pier 17 – Pier 17 is an approximately 213,000 square foot mixed-use building containing restaurants, entertainment, office space and an outdoor concert venue. The Rooftop at Pier 17 is a 3,500-person concert venue, which was voted the #1 outdoor music venue in New York City in 2022 by Red Bull and ranked by Pollstar as the fifth top club worldwide in 2023. In 2023, the Rooftop’s Summer Concert Series had a record year, selling approximately 204,000 tickets over 63 shows, representing 93% of available ticket inventory. In addition to the concert venue, the building has five restaurants with renowned chefs including Jean-Georges and Andrew Carmellini, and three floors of unique space that can be utilized for retail, office and entertainment purposes.
•Tin Building – Across from Pier 17 is the Tin Building, a 54,000-square-foot culinary destination located on the site of the original Fulton Fish Market. The property opened in September 2022 after undergoing an over $200 million, five-year renovation to reconstruct the building in collaboration with Jean-Georges and is leased to our joint venture with a subsidiary of Jean-Georges. The building has three levels, offering over 15 culinary experiences, including restaurants, bars, grocery markets, retail and private dining.
•Fulton Market Building – The Fulton Market Building is a three-story, 115,000-square-foot mixed-use building. It is 100% leased to tenants like IPIC Theaters, which occupies 46,000 square feet and has a lease through 2035. In July 2022, high-end fashion brand Alexander Wang leased the entire third floor for its global fashion headquarters. The Lawn Club, an experiential retail concept focused on “classic lawn games” and superb cocktails, is one of our joint ventures and the most recent tenant, having opened in November 2023.
•Historic District Retail & Other – Seaport Entertainment is also the landlord for the following Historic District retail and other locations: Museum Block (1st and 2nd Level - Select Spaces), Schermerhorn Row (1st and 2nd Level - Select Spaces), Seaport Translux (1st and 2nd Level - Select Spaces), 117 Beekman Street (1st Level & Basement - Select Spaces), One Seaport Plaza (1st and 2nd Level - Select Spaces) and the John Street Service Building (Select Spaces), which collectively make up approximately 91,000 square feet.
•250 Water Street – 250 Water Street is a full block, one-acre development site that is zoned for 547,000 square feet of market rate and affordable housing, office, retail and community-oriented gathering space. We believe 250 Water Street is a unique opportunity at the Seaport to redevelop this site into a vibrant mixed-use asset, provide long-term viability to the South Street Seaport Museum and deliver economic stimulus to the area. Current project plans include an estimated 219,000 square feet of programmable/leasable commercial space and 399 multifamily units. We have received all of the necessary approvals for the plans and permits to build the foundation, which we began building in the second quarter of 2022. Final remediation work on the site is complete, and we can commence construction of the new development at our discretion.
•85 South Street – 85 South Street is an eight-story residential building with 21 multifamily units and approximately 5,500 square feet of ancillary office space.

The following table shows information about our Seaport assets as of June 30, 2024:

Asset	Asset Type	Ownership Type	Owned Rentable Square Feet	Rentable Units	% Occupied	% Leased
Pier 17	Mixed-Use	Owned Improvements	212,514	—	47%	54%
Fulton Market Building	Mixed-Use	Owned Improvements	114,999	—	100%	100%
Tin Building	Retail	Owned Improvements	53,783	—	100%	100%
Schermerhorn Row	Retail	Owned Improvements	28,834	—	85%	85%
One Seaport Plaza	Retail	Owned Improvements	24,518	—	10%	10%
Museum Block	Retail	Owned Improvements	23,633	—	52%	52%
Seaport Translux	Retail	Owned Improvements	9,928	—	0%	0%
117 Beekman Street	Retail	Owned Improvements	3,609	—	0%	0%
John Street Service Building	Retail	Owned Improvements	636	—	0%	0%
85 South Street	Multifamily & Office	Fee Simple	5,522	21	100%(2)	100%(2)
250 Water Street(1)	Development Site	Fee Simple	—	—	0%	0%
Total			477,976	21	65%	67%
__________________
(1)250 Water Street is zoned for 547,000 square feet of market rate and affordable housing, office, retail and community-oriented gathering space.
(2)Occupancy and leasing figures for multifamily space. Ground floor office space is fully occupied but not leased.
Our Seaport assets primarily sit under a long-term ground lease from the City of New York that provides for an extension option that would extend its expiration from 2072 to 2120. In 2023, we paid $2.5 million in rent and fees under that ground lease and two smaller ground leases on our Seaport assets. The following table shows information about our ground leases as of December 31, 2023:

Location	Expiration	Extensions	Annual Rent Payments for the Year Ended December 31, 2023 (thousands)	Rent Escalator
Seaport Neighborhood(1)	December 2072	December 2120	$1,849	3% annually
Translux Building	December 2072	December 2120	$154(2)	3% annually
One Seaport Plaza	December 2072	N/A	$525	Adjusted every 15 years provided operating profits have been achieved; subject to caps
__________________
Note: Our 85 South Street and 250 Water Street assets are not subject to a ground lease. For the John Street Service Building, there is a separate license agreement with the New York City Department of Parks and Recreation.
(1)Ground lease for the following properties: Pier 17, the Tin Building, Schermerhorn Row, Museum Block, 117 Beekman Street and the Fulton Market Building.
(2)Includes partial rent abatement of approximately $137,000 for the year ended December 31, 2023, which is not expected to continue.

Hospitality. Hospitality represents our ownership interests in various food and beverage operating businesses. Currently, we own, either wholly or through partnerships with third parties, and operate, including under license and management agreements, six fine dining and casual dining restaurants, cocktail bars and entertainment venues (The Fulton, Mister Dips, Carne Mare, Malibu Farm, Pearl Alley and The Lawn Club), as well as our unconsolidated venture, the Tin Building by Jean-Georges, which offers over 15 culinary experiences, including restaurants, bars, grocery markets, retail and private dining. These businesses are all our tenants and pay rent to our Landlord Operations. We are exploring the possibility of internalizing food and beverage operations that are currently operating under management agreements. We also have a 25% interest in Jean-Georges Restaurants.
Jean-Georges Restaurants was founded by renowned Michelin-star chef Jean-Georges Vongerichten and operates over 40 hospitality offerings across the world. In March 2022, HHH acquired a 25% interest in Jean-Georges Restaurants for $45 million. The Tin Building by Jean-Georges was the first project completed by HHH and Jean-Georges since the minority stake acquisition, and it now plays an integral part in the Seaport’s overall performance. Creative Culinary Management Company, LLC, a wholly-owned subsidiary of Jean-Georges Restaurants, provides management services for certain retail and food and beverage businesses within the Seaport.
As of June 30, 2024, Jean-Georges Restaurants had the following hospitality offerings:

Domestic
Owned Restaurants	Licensing Agreements		Management Agreements
JoJo	Mark Hotel - The Mark	Miami Beach Edition - Matador Room	Malibu Farm
Inn at Pound Ridge	Jean-Georges at Topping Rose House	Miami Beach Edition - Market at Edition	R-17
Jean-Georges Restaurant	TWA Paris Café	Miami Beach Edition - Tropicale	Pearl Alley
Perry Street	Greenwich Happy Monkey	Keswick Marigold by Jean-Georges	The Fulton
ABC Kitchen	Tangara Jean-Georges	Nashville - The Pink Hermit	Cobble & Co
ABC V	Aria - Jean-Georges Steakhouse	Nashville - Drusie & Darr	Lawn Club
ABC Cocina	Beverly Hills Waldorf Astoria - The Rooftop by JG	Philadelphia Four Seasons - Jean-Georges Sky High	Tin Building
	Prime Steakhouse	Philadelphia Four Seasons - Jean-Georges	220 Central Park South
	Dune		425 Park Ave Four Twenty Five
425 Park Ave 425 Park Ave Amenity Floor

International
Owned Restaurants	Licensing Agreements		Management Agreements
Market Paris	The Dempsey Cookhouse and Bar	Hotel Vista Monaco La Piscine
	JG Tokyo	Four Seasons - Doha Curiosa by Jean-Georges
	Mercato Shanghai	W Doha Market by Jean-Georges
	Mercato Guangzhou	W Doha Spice Market
	Three on the Bund Jean-Georges Shanghai	La Mamounia L'Italian
	JG Kyoto Jean-Georges at The Shinmonzen	La Mamounia L'Asiatique
	Eden Rock Sand Bar	Palmilla - Seared
	Jean-Georges at The Connaught	Palmilla - Suviche
	The Connaught Grill	ABC Kitchens - London
	Jean-Georges at The Leinster	The Waldorf Astoria Kuala Lumpur
Descriptions of our joint venture agreements as of June 30, 2024 are as follows:
•Jean-Georges Restaurants. In March 2022, we acquired a 25% interest in JG for $45.0 million. JG currently has over 40 hospitality offerings and a pipeline of new concepts. Under the terms of the current operating agreement, all cash distributions and the recognition of income-producing activities are pro rata based on stated ownership interest. We have various, standard protective rights under the operating agreement, including board designation rights tied to our ownership stake in JG, certain consent rights over actions taken with respect to JG and preemptive rights and a right of first refusal to, in certain cases, acquire a greater interest in JG. Concurrent with our acquisition of the 25% interest, we entered into a warrant agreement with Jean-Georges, pursuant to which we paid $10.0 million for the option to acquire up to an additional 20% interest in JG.
•Tin Building by Jean-Georges. In 2015, together with VS-Fulton Seafood Market, LLC (the “Fulton Partner”), we formed Fulton Seafood Market, LLC to operate a 53,783 square foot culinary marketplace in the historic Tin Building. The Fulton Partner is a wholly owned subsidiary of JG. Under the terms of the joint venture agreement, we contribute the cash necessary to fund pre-opening, opening and operating costs of the Tin Building. The Fulton Partner is not required to make any capital contributions. The Tin Building by Jean-Georges culinary marketplace began operations in the third quarter of 2022. We have a 65% final profit-sharing interest in Fulton Seafood Market, LLC. Various provisions in the operating agreement regarding distributions of cash flow based on capital account balances, allocations of profits and losses, and preferred returns may result in our economic interest differing from our final profit-sharing interest. Based on capital contribution and distribution provisions, we currently receive substantially all of the economic interest in the venture. However, we do not have the power to direct the restaurant-related activities that most significantly impact the venture’s economic performance, nor are we the primary beneficiary, and we account for this investment in accordance with the equity method.
•The Lawn Club. In 2021, we formed HHC Lawn Games, LLC with The Lawn Club NYC, LLC (“Endorphin Ventures”) to construct and operate an immersive indoor and outdoor restaurant that includes an extensive area of indoor grass, a stylish clubhouse bar and a wide variety of lawn games. This concept opened in the fourth quarter of 2023. Under the terms of the initial agreement, the Company funded 80% of the cost to construct the restaurant, and Endorphin Ventures contributed the remaining 20%. In October 2023, we executed an amended LLC agreement, in which we will fund 90% of any remaining capital requirements and Endorphin Ventures will contribute 10%. We have a 50% final profit-sharing interest in HHC Lawn Games, LLC, although various provisions in the operating agreement regarding distributions of cash flow based on capital account balances, allocations of profits and losses, and preferred returns may result in our economic interest differing from our final profit-sharing interest. We also entered into a lease agreement with HHC Lawn Games, LLC pursuant to which we agreed to lease 20,000 square feet of the Fulton Market Building to this venture.
Sponsorships, Events, and Entertainment. Our Sponsorships, Events, and Entertainment segment includes the Las Vegas Aviators, the Las Vegas Ballpark, the Fashion Show Mall Air Rights, Seaport events and concerts and all of our sponsorship agreements across both the Seaport and the Las Vegas Ballpark.
•The Aviators and Las Vegas Ballpark. The Las Vegas Aviators are a Minor League Baseball team and the Triple-A affiliate of the Athletics. The team was acquired by the Summerlin Las Vegas Baseball Club, a subsidiary of HHH, and Play Ball Owners Group in May 2013. In 2017, HHH acquired Play Ball’s 50% ownership stake for $16.4 million. In addition to the team, included in Seaport Entertainment is the Aviators’ 10,000-person capacity ballpark, which is located in the heart of Downtown Summerlin, approximately nine miles west of the Las Vegas Strip. We estimate that the area draws approximately 20 million visitors per year. The Aviators averaged approximately 6,800 ticket sales per game in 2023 and consistently generate ticket sale revenue in the top quintile for MiLB Triple-A clubs. Since its opening in 2019, the Las Vegas Ballpark, which had a gross carrying value before accumulated depreciation of $132.0 million as of December 31, 2023, has been voted the best ballpark in Triple-A baseball in three out of the last five years by Ballpark Digest. In addition to hosting baseball games, the ballpark holds various special events throughout the year. On November 16, 2023, the Athletics received unanimous approval from MLB to relocate their team from Oakland to Las Vegas, where a new stadium would be built. In 2023, the Aviators and the ballpark generated approximately $33.4 million in revenue.
The following map shows the location of the Las Vegas Ballpark in relation to certain other Las Vegas landmarks.
•The Rooftop at Pier 17. The Rooftop at Pier 17 has evolved into one of the premier concert venues in New York City. The venue has capacity of 3,500 seats and in 2022 and 2023 hosted 60 and 63 concerts, respectively. Located two blocks south of the Brooklyn Bridge, the unique outdoor venue was voted the #1 outdoor music venue in New York City in 2022 by Red Bull and ranked by Pollstar as the fifth top club worldwide in 2023. The venue provides an unmatched outdoor entertainment opportunity for both emerging and established musicians. In addition, given the venue’s destination-like location, it has proven to be successful at hosting events year round and drives incremental revenue outside of the Summer Concert Series.
The demand for live music at The Rooftop at Pier 17 is evident based on the success of our Summer Concert Series, which premiered in 2018, hosting 24 shows and selling over 63,000 tickets. In 2023, our Summer Concert Series sold out 47 of 63 shows and sold approximately 204,000 tickets, which represented 93% of all available tickets, generating over $12 million in gross ticket sales. The venue’s success is also demonstrated by its social media following, which is one of the largest for any New York City-area arena or concert venue, despite only having a 3,500-seat capacity. As a result, we are exploring opportunities to leverage the success of our Summer Concert Series during the winter season by potentially hosting an enclosed winter concert series.
•The Fashion Show Mall Air Rights. The Fashion Show mall is the 25th largest mall in the country and one of the largest shopping, dining and entertainment destinations on the Las Vegas Strip. It has a prime Las Vegas Strip location, adjacent to the Wynn and Treasure Island. The mall is owned by Brookfield Properties and features more than 250 retailers and over 30 restaurants spread across approximately two million square feet. Seaport Entertainment has an interest in and to 80% of the air rights above the mall, with Brookfield Properties having an interest in and to the remaining 20% stake. The Fashion Show Mall Air Rights are a contractual right to form a joint venture to hold an 80% managing member interest in a to-be-formed entity that would own the air rights above the Fashion Show mall, as well as the exclusive right to develop such air rights. The Fashion Show Mall Air Rights may potentially be used to develop a new casino and hotel on the Las Vegas Strip. For additional information, see “Risk Factors—Risks Related to Our Business and Our Industry—We are exposed to risks associated with the development, redevelopment or construction of our properties, including the planned redevelopment at 250 Water Street and intended development in connection with our Fashion Show Mall Air Rights.”
Seasonality
Significant portions of our business are seasonal in nature, and the periods during which our properties experience higher revenues vary from property to property, depending primarily on their location, the customer base served and potential impacts due to weather and the timing of certain holidays. For example, our Seaport business is significantly impacted by seasonality due to weather conditions, New York City tourism and other factors, with the majority of Seaport’s revenue generated between May and September. In Las Vegas, we are significantly impacted by the baseball season, with a significant portion of our Sponsorship, Events, and Entertainment segment revenue generated between April and September. As a result, our total revenues tend to be higher in the second and third quarters, and our quarterly results for any one quarter or in any given fiscal year may not be indicative of results to be expected for any other quarter or year. Additionally, during periods of extreme temperatures (either hot or cold) or precipitation, we have historically experienced, and will likely continue experiencing, significant reductions in consumer traffic.
Human Capital
Immediately following the spin-off, we had 85 full-time employees supporting our business, and we consider our current relationship with our employees to be good. Immediately following the spin-off, none of our employees were represented by unions or covered by collective bargaining agreements.
We believe that our future success largely depends upon our continued ability to attract and retain highly skilled talent. We provide our employees with competitive salaries and bonuses, opportunities for equity ownership, development programs that enable continued learning and growth and a robust employment package that promotes well-being across all aspects of their lives.
We strive for diversification and retention of talent that ultimately drives top performance, diverse thought, inclusive culture and leadership development. We invest in processes that help to activate equitable access for employee growth, both personally and professionally. Immediately following the spin-off, our workforce was 41% female and 38% ethnically diverse. Employees at a Vice President level or above were 31% female. Through multiple initiatives, we continue to seek opportunities to increase the diversity of our teams.
Properties
Our corporate headquarters are located at 199 Water St. 28th Floor New York, New York 10038, where we occupy 36,985 square feet of office space under a lease that expires on May 31, 2026. We also maintain offices in Las Vegas, Nevada. We believe our present facilities are sufficient to support our operations.
The Seaport, located on the East River in Lower Manhattan, encompasses several city blocks (inclusive of Historic Area/Uplands, Pier 17, Tin Building and the 250 Water Street development) and totals approximately 478,000 square feet of innovative culinary, entertainment and cultural experiences. 250 Water Street is zoned for 547,000 square feet of market rate and affordable housing, office, retail and community-oriented gathering space.
The following tables summarize certain metrics of the Landlord Operations properties in the Seaport as of June 30, 2024:

Landlord Operations	Rentable Square Feet	Leased Square Feet	% Leased
Entertainment, Retail, Restaurant, Office and Other	477,976	321,976	67%

Landlord Operations	Rentable Units	Leased Units	% Leased
Multi-family	21	21	100%
Within our Sponsorships, Events, and Entertainment segment, Seaport Entertainment owns the Las Vegas Ballpark, a 10,000-person capacity stadium located in downtown Summerlin, Nevada, outside of Last Vegas.
Government Regulation and Compliance
We are subject to numerous federal, state and local government laws and regulations, including those relating to: real property; employment practices; building, health and safety; competition, anti-bribery and anti-corruption; the preparation and sale of food and beverages; building and zoning requirements; cybersecurity and data privacy; and general business license and permit requirements. For example, various federal, state and local statutes, ordinances, rules and regulations concerning building, health and safety, site and building design, environment, zoning, sales and similar matters apply to or affect the real estate industry. Our ability to obtain or renew permits or approvals and the continued effectiveness of permits already granted or approvals already obtained depends on factors beyond our control, such as changes in federal, state and local policies, rules and regulations and their interpretations and application. Additionally, approval to develop real property sometimes requires political support and generally entails an extensive entitlement process involving multiple and overlapping regulatory jurisdictions and often requires discretionary action by local governments. Real estate projects must generally comply with local land development regulations and may need to comply with state and federal regulations. We incur substantial costs to comply with legal and regulatory requirements.
There is also a variety of legislation being enacted, or considered for enactment, at the federal, state and local levels relating to energy and climate change. This legislation relates to items such as carbon dioxide emissions control and building codes that impose energy efficiency standards. New building code requirements that impose stricter energy efficiency standards could significantly increase our cost to construct buildings. As climate change concerns continue to grow, legislation and regulations of this nature are expected to continue and become more costly to comply with. We may be required to apply for additional approvals or modify our existing approvals because of changes in local circumstances or applicable law. Governmental regulation also affects sales activities, mortgage lending activities and other dealings with consumers. Further, government agencies routinely initiate audits, reviews or investigations of our business practices to ensure compliance with applicable laws and regulations, which can cause us to incur costs or create other disruptions in our business that can be significant. We may experience delays and increased expenses as a result of legal challenges, whether brought by governmental authorities or private parties.
Under various federal, state and local laws and regulations, an owner of real estate is liable for the costs of remediation of certain hazardous substances, including petroleum and certain toxic substances (collectively hazardous substances) on such real estate. These laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous substances. The costs of remediation of such substances may be substantial, and the presence of such substances, or the failure to remediate such substances, may adversely affect the owner’s ability to sell such real estate or to obtain financing using such real estate as collateral. Other federal, state and local laws, ordinances and regulations require abatement or removal of asbestos-containing materials in the event of demolition or certain renovations or remodeling, the cost of which may be substantial for certain redevelopments, and also govern emissions of and exposure to asbestos fibers in the air. Federal and state laws also regulate the operation and removal of underground storage tanks. In connection with our ownership, operation and management of certain properties, we could be held liable for the costs of remedial action with respect to these regulated substances or tanks or related claims.
Intellectual Property
We own several trademarks, copyrights and other intellectual property rights. Although our intellectual property rights are important to our success, we do not consider any single right to be of material significance to our business.
Legal Proceedings
As part of our normal business activities, we are a party to a number of legal proceedings. Management periodically assesses our liabilities and contingencies in connection with these matters based upon the latest information available. The results of any current or future litigation cannot be predicted with certainty; however, as of June 30, 2024, we believe there were no pending lawsuits or claims against us that, individually or in the aggregate, could have a material adverse effect on our business, results of operations or financial condition. For more information, see Note 8 to the audited combined financial statements included elsewhere in this prospectus.

THE SPIN-OFF
On July 31, 2024, HHH distributed as a dividend all of its shares of our common stock to its stockholders in a spin-off transaction. Prior to the spin-off transaction, there was no market for our common stock. Following the spin-off, our common stock began trading on NYSE American under the symbol “SEG.”

THE RIGHTS OFFERING
The Subscription Rights
We will distribute to each holder of our common stock who is a record holder of our common stock as of close of business on the record date, which is           , 2024, either as a holder of record or, in the case of shares held of record by brokers, dealers, custodian banks or other nominees on your behalf, as a beneficial owner of those shares, at no charge, one transferable subscription right for each share of our common stock owned, for a total of approximately            subscription rights. The subscription rights will be evidenced by transferable subscription rights certificates. Each subscription right will allow you to purchase shares of our common stock at a price of $25 per whole share. If you elect to exercise your basic subscription right in full, you may also subscribe, at the subscription price, for additional shares of our common stock under your over-subscription privilege to the extent that other rights holders do not exercise their basic subscription rights in full, subject to certain limitations, including the ownership limitation. If a sufficient number of shares of our common stock is unavailable to fully satisfy the over-subscription privilege requests, the available shares of common stock will be sold pro rata among subscription rights holders who exercised their over-subscription privilege based on the number of shares of common stock each subscription rights holder subscribed for under the basic subscription right.
If you hold your shares of common stock in a brokerage account or through a dealer or other nominee, please see the information included below the heading “—Beneficial Owners.”
Reasons for the Rights Offering
The Rights Offering is being made to raise capital to provide us with additional liquidity. See “Use of Proceeds.”
The Backstop Commitment
We have entered into a backstop agreement with Pershing Square, pursuant to which Pershing Square has agreed to (i) exercise its basic subscription rights with respect to the Rights Offering and (ii) purchase from us, at the subscription price of $25 per share, any shares of common stock offered pursuant to the Rights Offering that are not purchased by other stockholders in the Rights Offering, up to $175.0 million in the aggregate. We are also subject to customary indemnification obligations, and Pershing Square’s obligation to purchase the shares is subject to customary closing conditions, including that (i) there has been no litigation or order preventing the distribution of the securities or the Rights Offering; (ii) no stop order suspending the effectiveness of this registration statement is in effect or related proceeding initiated; (iii) the underlying shares of common stock issuable upon exercise of the rights have been approved for listing, subject to notice of issuance, and the rights have been listed on NYSE American, as disclosed in this prospectus; (iv) all requisite filings with any governmental entity will have occurred on or prior to the closing date of the Rights Offering; (v) we have mailed this prospectus to each holder of common stock no earlier than the 31st day following completion of the spin-off; (vi) the Rights Offering has been conducted on the terms (including the subscription price) and conditions set forth in this prospectus; (vii) no material adverse change has occurred; (viii) as of the closing date of the Rights Offering, trading in the shares of our common stock has not been suspended by the SEC or NYSE American or trading in securities generally on NYSE American has not been suspended or limited; (ix) we have performed or complied with, in all material respects, each of our covenants contained in the backstop agreement; (x) each of certain fundamental representations of ours is required to be true and correct with the same force and effect as if made at and as of the closing date of the Rights Offering (except with respect to fundamental representations that are made as of a specific date are required to be true and correct only on and as of such date); and (xi) each of our other representations are required to be true and correct (except that representations and warranties that are made as of a specific date are required to be true and correct only on and as of such date) in all material respects. Fundamental representations include representations as to (i) organization and qualification, (ii) capitalization, (iii) validity of securities issued, (iv) due authorization and (v) the due execution of the backstop agreement and its status as a valid and binding agreement.
The backstop agreement may be terminated under certain circumstances by Pershing Square, including, (i) if either we or HHH is in default of our or its respective obligations under the backstop agreement in any material respect and fail to remedy such material breach within 15 days’ notice, (ii) if any of the closing conditions are not satisfied on or before the closing date for the Rights Offering, or (iii) the Rights Offering has not been terminated or canceled or that the closing has not occurred prior to October 25, 2024. Pershing Square’s backstop obligations under the backstop agreement expire on October 25, 2024.
Additionally, Pershing Square has agreed to standstill provisions such that, subject to limited exceptions, it will not effect or agree to effect any acquisition of our securities for 18 months following the spin-off. We have agreed to reimburse Pershing Square for certain reasonable and documented out of pocket expenses.
Any shares purchased by Pershing Square pursuant to the backstop agreement will be issued in a private placement transaction, exempt from the registration requirements of the Securities Act and, accordingly, will be restricted securities. Although we will not pay Pershing Square a fee for consideration for the backstop commitment under the agreement, we have agreed to reimburse Pershing Square for any reasonable and documented out-of-pocket third-party expenses it incurs in connection with the negotiation, execution and delivery of the backstop agreement and the transactions contemplated by the agreement, including all reasonable and documented legal fees.
Subscription Price
The subscription price is $25 per whole share of common stock.
The subscription price per share for the Rights Offering was determined by a special committee (comprised solely of independent directors) of the board of directors of HHH whose members are not affiliated with, and do not have a financial interest in, Pershing Square. This price was determined in connection with the negotiation of the backstop agreement. In evaluating the subscription price, the special committee considered a number of factors, including, the estimated value of the assets that comprise our portfolio, including an analysis of the same by an independent valuation firm; appraisals of certain of our assets, including appraisals used by HHH in connection with preparing its GAAP financial statements; our anticipated net asset and gross enterprise value, which take into account our anticipated net working capital our capital structure and the amount of debt we have following the spin-off; and the price at which Pershing Square has agreed to backstop the Rights Offering. In considering the terms of the backstop agreement with Pershing Square, the special committee also took into account advice of financial advisors and counsel in concluding that the subscription price is in our and HHH's best interests. Based on these considerations, the board of directors of HHH determined that the $25 subscription price per share represented an appropriate subscription price.
The subscription price does not necessarily bear any relationship to the book value of our assets or our past operations, cash flows, losses, financial condition, net worth or any other established criteria used to value securities. You should not consider the subscription price to necessarily be an indication of the fair value of the common stock to be offered in this offering. After the date of this prospectus, our common stock may trade at prices above or below the subscription price. For a discussion of recent trading prices of our common stock on NYSE American, see “Public Market for our Common Stock.”
Conditions, Amendment, Withdrawal and Termination
We may terminate, amend or modify the Rights Offering, in whole or in part, at any time before completion of the Rights Offering. If we make any fundamental change to the terms of the Rights Offering after the date of effectiveness of this prospectus, we will file a post-effective amendment to the registration statement in which this prospectus is included and offer subscribers the opportunity to cancel their subscriptions. In such event, we will issue subscription refunds to each stockholder subscribing to purchase shares in the Rights Offering and recirculate an amended prospectus after the post-effective amendment is declared effective with the SEC. If we extend the expiration date of the Rights Offering period in connection with any post-effective amendment, we will allow holders of rights a reasonable period of additional time to make new investment decisions on the basis of the new information set forth in the amended prospectus that will form a part of the post-effective amendment. In such event, we will issue a press release announcing the changes to the Rights Offering and the new rights offering expiration date. The terms and conditions of the Rights Offering cannot be modified or amended after the expiration date.
In addition, we reserve the right to withdraw and terminate the Rights Offering at any time for any reason. We also may terminate the Rights Offering at any time before its completion if our board of directors decides to do so in its sole discretion. If we terminate the Rights Offering, we will issue a press release notifying stockholders of the termination.
If the Rights Offering is terminated, in whole or in part, all affected subscription rights will expire without value and all subscription payments received by the subscription agent will be returned promptly, without interest or deduction. See also “—Termination Rights.”
Ownership Limitation
We will not issue shares of our common stock to any eligible participant that would result in a “Prohibited Transfer,” as defined in Article VII of our Certificate of Incorporation. Specifically, we will not issue shares of our common stock pursuant to the Rights Offering to any eligible participant, other than Pershing Square, if doing so would result in such eligible participant (or any “group” (within the meaning of Section 13(d)(3) under the Exchange Act) that includes such eligible participant) (i) owning at least 10% of the outstanding shares of our common stock immediately following the closing of the Rights Offering and the backstop agreement private placement, after giving effect to the issuance of shares of common stock in the Rights Offering and the backstop agreement private placement, (ii) owning at least 50% of the outstanding shares of our common stock immediately following the closing of the Rights Offering and the backstop agreement private placement, after giving effect to the issuance of shares of common stock in the Rights Offering and the backstop agreement private placement, or at least 50% of the total voting power of our then-outstanding securities entitled to vote generally in the election of directors, or (iii) having the ability to appoint at least a majority of the members of our board, unless, in each case, such person is approved by MLB or qualifies as an exempt person (which includes Pershing Square or any person approved by MLB as the “control person” of the Aviators) (collectively, the “ownership limitation”). If you acquire additional rights, the exercise of which would cause you to violate the ownership limitation, we reserve the right to reject your exercise of those rights in full, or we may accept your exercise of those rights only to the extent that the exercise will not violate the ownership limitation. Such determinations will be made in our sole and absolute discretion.
Effect of Rights Offering on Existing Stockholders
The ownership interests and voting interests of the existing stockholders who do not exercise their basic subscription rights will be diluted. See “Questions and Answers About the Rights Offering.”
Subscription Rights
Your subscription rights entitle you to basic subscription rights and an over-subscription privilege.
Basic Subscription Right. With your basic subscription rights, you may purchase            shares of our common stock per subscription right, upon delivery of the required documents and payment of the subscription price of $25 per whole share. You are not required to exercise all of your subscription rights unless you wish to purchase shares of common stock under your over-subscription privilege. We will deliver to the record holders who purchase shares of common stock in the Rights Offering DRS Statements representing the shares of common stock purchased with a holder’s basic subscription right as soon as practicable after the Rights Offering has expired.
Over-Subscription Privilege. In addition to your basic subscription right, you may subscribe for additional shares of our common stock, subject to the ownership limitation, upon delivery of the required documents and payment of the subscription price of $25 per whole share, before the expiration of the Rights Offering. You may only exercise your over-subscription privilege if you exercised your basic subscription right in full, including payment of the subscription price therefor, and other holders of subscription rights do not exercise their basic subscription rights in full. We will deliver to the record holders who purchase shares of common stock in the Rights Offering DRS Statements representing the shares of common stock purchased with a holder’s over-subscription privilege as soon as practicable after the Rights Offering has expired.
Pro Rata Allocation. If there are not enough shares of our common stock to satisfy all subscriptions made under the over-subscription privilege, we will allocate the remaining shares of our common stock pro rata, after eliminating all fractional shares, among those over-subscribing rights holders. “Pro rata” means in proportion to the number of shares of our common stock that you and the other subscription rights holders have purchased by exercising your basic subscription rights. If there is a pro rata allocation of the remaining shares of our common stock and you receive an allocation of a greater number of shares of common stock than you subscribed for under your over-subscription privilege, then we will allocate to you only the number of shares of common stock for which you subscribed. We will allocate the remaining shares of common stock among all other holders exercising their over-subscription privileges.
Pershing Square will not be allocated any additional shares of our common stock pursuant to the backstop agreement until all of the rights holders exercising their over-subscription privileges, which could include Pershing Square, have been allocated the number of additional shares of common stock for which they over-subscribed.
Full Exercise of Basic Subscription Rights. You may exercise your over-subscription privilege only if you exercise your basic subscription rights in full. To determine if you have fully exercised your basic subscription rights, we will consider only the basic subscription rights held by you in the same capacity. For example, suppose that you were granted subscription rights for shares of our common stock that you own individually and shares of our common stock that you own collectively with your spouse. If you wish to exercise your over-subscription privilege with respect to the subscription rights you own individually, but not with respect to the subscription rights you own collectively with your spouse, you only need to fully exercise your basic subscription rights with respect to your individually owned subscription rights. You do not have to subscribe for any shares of common stock under the basic subscription rights owned collectively with your spouse to exercise your individual over-subscription privilege.
When you complete the portion of your subscription rights certificate to exercise your over-subscription privilege, you will be representing and certifying that you have fully exercised your subscription rights as to shares of our common stock that you hold in that capacity. You must exercise your over-subscription privilege at the same time you exercise your basic subscription rights in full.
Return of Excess Payment. If you exercised your over-subscription privilege and are allocated less than all of the shares of our common stock for which you wished to subscribe, your excess payment for shares of common stock that were not allocated to you will be returned to you via check, without interest or deduction, as soon as practicable after the expiration date of the Rights Offering. The subscription agent will deliver to the recordholders who purchase shares of common stock in the Rights Offering DRS Statements representing the shares of common stock that you purchased as soon as practicable after the expiration date of the Rights Offering and after all pro rata allocations and adjustments have been completed.
Method of Subscription—Exercise of Rights
Subscription rights are evidenced by subscription rights certificates, which may be physical certificates but will more likely be electronic certificates issued through the facilities of DTC. Except as described below under “Foreign Restrictions,” the subscription certificates will be mailed to record date stockholders or, if a record date stockholder’s shares of common stock are held by a depository or nominee on his, her or its behalf, to such depository or nominee. Subscription rights may be exercised by completing and signing the subscription rights certificate that accompanies this prospectus together with any required signature guarantees and mailing it in the envelope provided, or otherwise delivering the completed and duly executed subscription rights certificate to the subscription agent, together with payment in full for the shares of common stock at the subscription price by the expiration date of this offering and any other supplemental documentation requested, unless delivery of the subscription rights certificate is effected pursuant to the guaranteed delivery procedures.
Completed subscription rights certificates and related payments must be received by the subscription agent prior to 5:00 p.m., New York City time, on or before the expiration date, at the offices of the subscription agent at the address set forth below or through the subscription website, unless delivery of the subscription rights certificate is effected pursuant to the guaranteed delivery procedures described below.

Method of Payment
A participating subscription rights holder may send the subscription rights certificate together with payment for the shares of offered common stock subscribed for in the Rights Offering to the subscription agent based on the subscription price of $25 per share of offered common stock. Except as described below under “Guaranteed Delivery Procedures,” to be accepted, the payment, together with a properly completed and executed subscription rights certificate, must be received by the subscription agent at one of the subscription agent’s offices set forth below (see “Delivery of Subscription Materials and Payment”), at or prior to 5:00 p.m., New York City time, on the expiration date. DO NOT SEND SUBSCRIPTION RIGHTS CERTIFICATES, NOTICES OF GUARANTEED DELIVERY OR PAYMENTS TO US.
All payments by a participating subscription rights holder must be in U.S. dollars by personal check payable to “Computershare Trust Company, N.A.” or by wire transfer to “Computershare Trust Company, N.A.,” with reference to the subscription rights holder’s name. See “—Delivery of Subscription Materials and Payment” for more information on payment methods for the subscription rights. The subscription agent will deposit all funds received by it prior to the final payment date into a segregated account pending pro-ration and distribution of the shares of common stock.
The method of delivery of subscription rights certificates and payment of the subscription price to us will be at the election and risk of the participating subscription rights holders, but if sent by mail it is recommended that such certificates and payments be sent by traceable or overnight mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription agent and clearance of payment prior to 5:00 p.m., New York City time, on the expiration date.
Whichever of the methods described above is used, issuance of the shares of common stock purchased is subject to collection of checks and actual payment.
If a participating subscription rights holder who subscribes for shares of common stock as part of the subscription right does not make payment of any amounts due by the expiration date, the subscription agent reserves the right to take any or all of the following actions: (i) reallocate the shares of common stock to other participating subscription rights holders; (ii) apply any payment actually received by it from the participating subscription rights holder toward the purchase of the greatest whole number of shares of common stock which could be acquired by such participating subscription rights holder upon exercise of the subscription right; and/or (iii) exercise any and all other rights or remedies to which it may be entitled, including the right to set off against payments actually received by it with respect to such subscribed for shares of common stock.
All questions concerning the timeliness, validity, form and eligibility of any exercise of subscription rights will be determined by us, whose determinations will be final and binding. We, in our sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any right. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion. Neither the subscription agent nor the information agent will not be under any duty to give notification of any defect or irregularity in connection with the submission of subscription rights certificates or incur any liability for failure to give such notification.
Participating subscription rights holders will have no right to rescind their subscription after receipt of their payment for shares of common stock.
Receipt of Payment
Your payment will be considered received by the subscription agent only upon:
•Receipt by the subscription agent of a personal check; or
•Receipt of collected funds in the subscription account designated above.

Missing or Incomplete Information
If you hold your shares of common stock in the name of a custodian bank, broker, dealer or other nominee, the nominee will exercise the subscription rights on your behalf in accordance with your instructions. Your nominee may establish a deadline that may be before the expiration date that we have established for the Rights Offering. If you send a payment that is insufficient to purchase the number of shares of common stock you requested, or if the number of shares of common stock you requested is not specified in the forms, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of the payment received, subject to the availability of shares of common stock under the over-subscription privilege and the elimination of fractional shares of common stock. Any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable following the expiration of the Rights Offering.
If you fail to complete and sign the rights certificate or otherwise fail to follow the subscription procedures that apply to the exercise of your rights before the Rights Offering expires, the subscription agent will reject your subscription or accept it to the extent of the payment received. Neither we nor our subscription agent undertake any responsibility or action to contact you concerning an incomplete or incorrect subscription form, nor are we under any obligation to correct such forms. We have the sole discretion to determine whether a subscription exercise properly complies with the subscription procedures.
Expiration of the Rights Offering and Extensions, Amendments and Termination
You may exercise your subscription rights at any time before 5:00 p.m., New York City time, on           , 2024, the expiration date for the Rights Offering. We may, in our sole discretion, extend the time for exercising the subscription rights. If the commencement of the Rights Offering is delayed for a period of time, the expiration date of the Rights Offering will be similarly extended.
We will extend the duration of the Rights Offering as required by applicable law, and may choose to extend it if we decide that changes in the market price of our common stock warrant an extension or if we decide to give investors more time to exercise their subscription rights in the Rights Offering, although we do not presently intend to do so. We may extend the expiration date of the Rights Offering by giving oral or written notice to the subscription agent and the information agent on or before the scheduled expiration date. If we elect to extend the expiration of the Rights Offering, we will issue a press release announcing such extension no later than 9:00 a.m., New York City time, on the next business day after the most recently announced expiration date.
We reserve the right, in our sole discretion, to amend or modify the terms of the Rights Offering.
If you do not exercise your subscription rights before the expiration date of the Rights Offering, your unexercised subscription rights will be null and void and will have no value. We will not be obligated to honor your exercise of subscription rights if the subscription agent receives the documents relating to your exercise after the Rights Offering expires, regardless of when you transmitted the documents, except if you have timely transmitted the documents under the guaranteed delivery procedures described below.
Termination Rights
Our board of directors may terminate the Rights Offering, in whole or in part, in its sole discretion at any time prior to the time the Rights Offering expires for any reason (including a change in the market price of our common stock). If we terminate the Rights Offering, any funds you paid to the subscription agent will be promptly refunded via check, without interest or deduction.
Instructions for Completing Your Subscription Rights Certificate
You should read and follow the instructions accompanying the subscription rights certificates carefully.
You are responsible for the method of delivery of your subscription rights certificate(s) with your subscription price payment to the subscription agent. If you send your subscription rights certificate(s) and subscription price payment by mail, we recommend that you send them by traceable or overnight mail, properly insured, with return receipt requested. You should allow a sufficient number of days to ensure delivery to the subscription agent prior to the time the Rights Offering expires.
Delivery of Subscription Materials and Payment
The subscription agent for this offering is Computershare. You should deliver your subscription rights certificate and payment of the subscription price or, if applicable, notices of guaranteed delivery, to the subscription agent by one of the methods described below:
Computershare Trust Company, N.A.

By first class mail:
Computershare
c/o Voluntary Corporate Actions
P.O. Box 43011
Providence, RI 02940-3011
By registered, certified or express mail or overnight courier:
Computershare
c/o Voluntary Corporate Actions
150 Royall Street, Suite V
Canton, MA 02021
You may call Georgeson LLC, the information agent, at (866) 410-6525.
Your delivery to an address or by any method other than as set forth above will not constitute valid delivery.
If you desire to purchase shares in the Rights Offering via the subscription rights website, you should:
1.Visit the subscription rights website:                 .
2.Enter your unique 11-character account code and 9-character control code found on the subscription certificate sent to you by the subscription agent.
3.Follow the instructions on the subscription certificate as you make your subscription.
4.Pay for your subscription via one of the two payment options:
A.If you wish to mail your payment, you must print the check payment slip from the website and mail it with your personal check as follows:
a.via U.S. postal service first class mail to:
Computershare
c/o Voluntary Corporate Actions
P.O. Box 43011
Providence, RI 02940-3011; or
b.by overnight delivery to:
Computershare
c/o Voluntary Corporate Actions
150 Royall Street, Suite V
Canton, MA 02021

B.If you wish to remit your payment via wire transfer after completing the online subscription form, please use the wire instructions provided to you on the website.
The above subscription website is only for registered stockholders. If you hold your shares of common stock in street name, please contact your bank, broker or nominee for how to participate in this rights offer. If you are a transferee of subscription rights, you will not be able to exercise your subscription rights through the above subscription website. Please see the section titled “—Transfers and Sales of Rights” herein for information on how to participate in this offer.
Foreign Restrictions
Subscription rights certificates will only be mailed to holders as of the record date whose addresses are within the United States (other than an APO or FPO address). Holders as of the record date whose addresses are outside the United States or who have an APO or FPO address and who wish to subscribe to the Rights Offering either in part or in full should contact the information agent in writing or by recorded telephone conversation no later than five business days prior to the expiration date. We will determine whether the Rights Offering may be made to any such stockholder. If the subscription agent has received no instruction by the fifth business day prior to the expiration date or we have determined that the Rights Offering may not be made to a particular holder, the subscription agent will attempt to sell all of such stockholder’s subscription rights and remit the net proceeds, if any, to such holder. If the subscription rights can be sold, sales of these subscription rights will be deemed to have been effected at the weighted average price received by the subscription agent on the day the subscription rights are sold, less any applicable brokerage commissions, taxes and other expenses.
Questions About Exercising Subscription Rights
If you have any questions or require assistance regarding the method of exercising your subscription rights or requests for additional copies of this document, the Instructions as to the Use of Seaport Entertainment Subscription Rights Certificates or the Notice of Guaranteed Delivery, you should contact the information agent at the address and telephone number set forth above under “Questions and Answers About the Rights Offering” included elsewhere in this document.
Calculation of Subscription Rights Exercised
If you do not indicate the number of subscription rights being exercised, or do not forward full payment of the total subscription price payment for the number of subscription rights that you indicate are being exercised, then you will be deemed to have exercised your basic subscription right with respect to the maximum number of subscription rights that may be exercised with the aggregate subscription price payment you delivered to the subscription agent. If your aggregate subscription price payment is greater than the amount you owe for your subscription, you will be deemed to have exercised your over-subscription privilege to purchase the maximum number of shares of our common stock with your over-payment. If we do not apply your full subscription price payment to your purchase of shares of our common stock, we or the subscription agent will return the excess amount to you via check, without interest or deduction, as soon as practicable after the expiration date of the Rights Offering.
Regulatory Limitation
We will not be required to issue to you shares of our common stock pursuant to the Rights Offering if, in our opinion, it would be unlawful to do so or you would be required to obtain prior clearance or approval from any state or federal regulatory authorities to own or control such shares if, at the time the Rights Offering expires, you have not obtained such clearance or approval. We reserve the right to delay the commencement of this Rights Offering in certain states or other jurisdictions if necessary to comply with local laws. We may elect not to offer shares to residents of any state or other jurisdiction whose laws would require a change in this Rights Offering in order to carry out this Rights Offering in such state or jurisdiction.
All rights issued to a stockholder of record who would, in our opinion, be required to obtain prior clearance or approval from any state, federal or non-U.S. regulatory authority for the ownership or exercise of rights or the ownership of additional shares are null and void and may not be held or exercised by any such holder if, at such time, if applicable, such holder has not obtained such clearance or approval.
Exercising a Portion of Your Rights
If you subscribe for fewer than all of the shares of our common stock represented by your rights certificate, you may receive from the subscription agent a new rights certificate representing your unused rights.
If you do not indicate the number of rights being exercised, or if you do not make full payment of the total subscription price payment for the number of rights that you indicate are being exercised, then you will be deemed to have exercised your right with respect to the maximum number of rights that may be exercised with the aggregate subscription price payment you delivered to the subscription agent. If we do not apply your full subscription price payment to the purchase of shares of common stock, we or the subscription agent will return the excess amount to you via check, without interest or deduction, promptly after the expiration date of the Rights Offering.
Guaranteed Delivery Procedures
If you wish to exercise subscription rights, but you do not have sufficient time to deliver the subscription rights certificate evidencing your subscription rights to the subscription agent before the expiration of the subscription period, you may exercise your subscription rights by the following guaranteed delivery procedures:
•deliver to the subscription agent before the expiration of the subscription period the payment for each share you elected to purchase pursuant to the exercise of subscription rights in the manner set forth above under “—Method of Subscription—Exercise of Rights”;
•deliver to the subscription agent before the expiration of the subscription period the form entitled “Notice of Guaranteed Delivery”; and
•deliver the properly completed subscription rights certificate evidencing your subscription rights being exercised and the form entitled “Nominee Holder Certification,” if applicable, with any required signatures guaranteed, to the subscription agent within one business day following the date you submit your Notice of Guaranteed Delivery.
Your Notice of Guaranteed Delivery must be delivered in substantially the same form provided with the Instructions for Use of Seaport Entertainment Group Inc. Rights Certificate, which will be distributed to you with your subscription rights certificate. Your Notice of Guaranteed Delivery must include a signature guarantee from an eligible institution, acceptable to the subscription agent. A form of that guarantee is included with the Notice of Guaranteed Delivery.
In your Notice of Guaranteed Delivery, you must provide:
•your name;
•the number of rights represented by your subscription rights certificate and the number of shares of our common stock for which you are subscribing under your basic subscription right and the number of shares of our common stock for which you are subscribing under your over-subscription right; and
•your guarantee that you will deliver to the subscription agent a rights certificate evidencing the subscription rights you are exercising within one business day following the date the subscription agent receives your Notice of Guaranteed Delivery.
You may deliver your Notice of Guaranteed Delivery to the subscription agent in the same manner as your rights certificate at the address set forth above under “Delivery of Subscription Materials and Payment.”
The information agent will send you additional copies of the form of Notice of Guaranteed Delivery if you need them. You should call the information agent at              to request additional copies of the form of Notice of Guaranteed Delivery.

Procedures for DTC Participants
We expect that the exercise of your basic subscription right and your over-subscription privilege may be made through the facilities of DTC. You may exercise your basic subscription right and your over-subscription privilege through DTC’s PSOP Function on the “agents subscription over PTS” procedures and instructing DTC to charge the applicable DTC account for the subscription payment and to deliver such amount to the subscription agent. DTC must receive the rights certificate, Notice of Guaranteed Delivery (if applicable), and payment for the new shares before 2:15 p.m., New York City time, on the expiration date, unless guaranteed delivery procedures are utilized with respect to delivery of your rights certificate, as described above.
U.S. Federal Income Tax Consequences
Although the authorities governing transactions such as the Rights Offering are complex and unclear in certain respects (including with respect to the effects of the over-subscription privilege), we believe and intend to take the position that a holder’s receipt or exercise of rights should generally be nontaxable for U.S. federal income tax purposes. This position regarding the non-taxable treatment of the Rights Offering is, however, not binding on the IRS or the courts. You should consult your tax advisor as to the particular tax consequences to you of the receipt of rights in the Rights Offering and the exercise, sale or lapse of the rights, including the applicability of any state, local or non-U.S. tax laws in light of your particular circumstances. For a more detailed discussion, see “Material U.S. Federal Income Tax Consequences.”
Fees and Expenses
We are not charging any fee or sales commission to issue rights to you or to issue shares of common stock to you if you exercise your rights. If you exercise your rights through the record holders of your shares of common stock, you are responsible for paying any commissions, fees, taxes or other expenses your record holder may charge you. We will pay all fees and expenses of the subscription agent and the information agent related to the Rights Offering and have also agreed to indemnify the subscription agent and the information agent from liabilities that they may incur in connection with the Rights Offering.
No Fractional Shares of Common Stock
All shares of common stock will be sold at a purchase price of $25 per whole share. We will not issue fractional shares of common stock or cash in lieu of fractional shares of common stock. Fractional shares of common stock resulting from the exercise of basic subscription rights and the over-subscription privileges will be eliminated by rounding down to the nearest whole share of common stock, with such adjustments as may be necessary to ensure that we offer no more than 7,000,000 shares of common stock in this Rights Offering. In the unlikely event that, because of the rounding of fractional shares of common stock, this Rights Offering would have been subscribed in an amount in excess of 7,000,000 shares of common stock, all holders’ shares issued in this Rights Offering will be reduced in an equitable manner. Any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.
Notice to Beneficial Holders/Nominees
If you are a broker, a trustee or a depositary for securities who holds shares of our common stock for the account of others on          , 2024, the record date, you should notify the respective beneficial owners of such shares of the Rights Offering as soon as possible to find out their intentions with respect to exercising their subscription rights. You should obtain instructions from the beneficial owner with respect to their subscription rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate subscription rights certificates and submit them to the subscription agent with the proper payment. If you hold shares of our common stock for the account(s) of more than one beneficial owner, you may exercise the number of subscription rights to which all such beneficial owners in the aggregate otherwise would have been entitled had they been direct record holders of our common stock on the record date, provided that you, as a nominee record holder, make a proper showing to the subscription agent by submitting the form entitled “Nominee Holder Certification” that we will provide to you with your rights offering materials. If you did not receive this form, you should contact the subscription agent to request a copy.

Beneficial Owners
If you are a beneficial owner of shares of our common stock or will receive your subscription rights through a broker, custodian bank or other nominee, we will ask your broker, custodian bank or other nominee to notify you of the Rights Offering. If you wish to exercise your subscription rights, you will need to have your broker, custodian bank or other nominee act for you. If you hold certificates of our common stock directly and would prefer to have your broker, custodian bank or other nominee act for you, you should contact your nominee and request it to effect the transactions for you. To indicate your decision with respect to your subscription rights, you should complete and return to your broker, custodian bank or other nominee the form entitled “Beneficial Owners Election Form.” You should receive this form from your broker, custodian bank or other nominee with the other Rights Offering materials. If you wish to obtain a separate subscription rights certificate, you should contact the nominee as soon as possible and request that a separate subscription rights certificate be issued to you. You should contact your broker, custodian bank or other nominee if you do not receive this form, but you believe you are entitled to participate in the Rights Offering. We are not responsible if you do not receive the form from your broker, custodian bank or nominee or if you receive it without sufficient time to respond.
Validity of Subscriptions
We will resolve all questions regarding the validity and form of the exercise of your subscription rights, including time of receipt and eligibility to participate in the Rights Offering. Our determination will be final and binding. Once made, subscriptions and directions are irrevocable, and we will not accept any alternative, conditional or contingent subscriptions or directions. We reserve the absolute right to reject any subscriptions or directions not properly submitted or the acceptance of which would be unlawful. You must resolve any irregularities in connection with your subscriptions before the subscription period expires, unless we waive them in our sole discretion. Neither we, the information agent nor the subscription agent is under any duty to notify you or your representative of defects in your subscriptions. A subscription will be considered accepted, subject to our right to withdraw or terminate the Rights Offering, only when the subscription agent receives a properly completed and duly executed subscription rights certificate and any other required documents and the full subscription payment. Our interpretations of the terms and conditions of the Rights Offering will be final and binding.
Your Funds will be Held by the Subscription Agent Until Shares of Our Common Stock are Issued
The subscription agent will hold your payment of the subscription price in a segregated account with other payments received from other subscription rights holders until we issue your shares of our common stock to you upon consummation of the Rights Offering or the withdrawal or termination of the Rights Offering.
If there is a fundamental change to the Rights Offering and if you decide to cancel your subscription rights, then the subscription agent will return your payment without charge of any interest, penalties or deductions. If you hold your shares through your broker, dealer, custodian bank or other nominee, then the cancellation of any subscription rights would have to be initiated by your broker, dealer, custodian bank or other nominee.
If the subscription agent returns payments to you through your broker, dealer, custodian bank or other nominee, then such broker, dealer, custodian bank or other nominee may charge you separate service or administration fees. We are not responsible for covering or reimbursing any such fees.
Stockholder Rights
You will have no rights as a holder of the shares of our common stock you purchase in the Rights Offering until DRS Statements representing the shares of our common stock are issued to you, or your account at your nominee is credited with the shares of our common stock purchased in the Rights Offering.
No Revocation or Change
Once you have exercised your subscription rights or have instructed your nominee of your subscription request, you may not revoke or change your exercise or request a refund of monies paid. All exercises of subscription rights are irrevocable, even if you learn information about us that you consider unfavorable. You should not exercise your subscription rights unless you are certain that you wish to purchase shares of our common stock at the subscription price. Subscription rights not exercised prior to the expiration date of the Rights Offering will expire and will have no value.
Listing and Trading
Following the spin-off, our common stock began trading on NYSE American under the symbol “SEG.”
As the rights are transferable, we expect the rights to trade on NYSE American under the symbol “SEG RT” beginning one business day prior to the record date. The rights will cease trading at the close of trading, New York City time, on the day immediately preceding the expiration date, unless we terminate or extend the offering. Rights holders are encouraged to contact their broker-dealer, bank, trustee or other nominees for more information about trading of the subscription rights.
Transfers and Sales of Rights
The subscription rights evidenced by a subscription rights certificate may be transferred (1) in whole, by endorsing the subscription rights certificate for transfer in accordance with the accompanying instructions or (2) in part, by delivering to the subscription agent a subscription rights certificate properly endorsed for transfer, with instructions to register such portion of the subscription rights evidenced thereby in the name of the transferee and to issue a new subscription rights certificate to the transferee evidencing such transferred rights. In such event, a new subscription rights certificate evidencing the balance of the subscription rights, if any, will be issued to the stockholder or, if the stockholder so instructs, to an additional transferee. The signature on the subscription rights certificate must correspond to the name as written upon the face of the subscription rights certificate, without alteration, enlargement, or any change. A signature guarantee must be provided by an Eligible Guarantor Institution as that term is defined in Rule 17Ad-15 under the Exchange Act, subject to the standards and procedures adopted by us.
The rights are transferable and are expected to trade until close of trading on NYSE American on      , 2024, the last business day prior to the scheduled expiration date of this Rights Offering (or, if the offer is extended, on the business day immediately preceding the extended expiration date). Stockholders wishing to transfer all or a portion of their rights should allow at least five business days prior to the expiration date of the offer for: (i) the transfer instructions to be received and processed by the subscription agent; (ii) a new subscription rights certificate to be issued and transmitted to the transferee or transferees with respect to transferred rights and to the transferor with respect to retained rights, if any; and (iii) the subscription rights evidenced by such new subscription rights certificate to be exercised or sold by the recipients thereof. Neither we nor the subscription agent shall have any liability to a transferee or transferor of rights if subscription rights certificates are not received in time for exercise prior to the expiration date of the offer or sale prior to the day immediately preceding the expiration date of the offer (or, if the offer is extended, the extended expiration date).
Except for the fees charged by the subscription agent, which will be paid by us, all commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred or charged in connection with the purchase, sale or exercise of rights will be for the account of the transferor of the rights. None of those commissions, fees or expenses will be paid by us or the subscription agent.
We anticipate that the subscription rights will be eligible for transfer through, and that the exercise of the basic subscription right and the over-subscription right may be effected through, the facilities of DTC. Holders of DTC exercised rights may exercise the over-subscription right in respect of such DTC exercised rights by properly completing and duly executing and delivering to the subscription agent, at or before 5:00 p.m., New York City time, on the expiration date of this Rights Offering (as it may be extended), a nominee holder over-rights certificate or a substantially similar form satisfactory to the subscription agent, together with payment of the estimated subscription price for the number of shares for which the over-subscription right is to be exercised.

Shares of Common Stock Outstanding After the Rights Offering
Based on the            shares of our common stock issued and outstanding as of           , 2024, approximately            shares of our common stock will be issued and outstanding following the Rights Offering assuming full exercise of all basic subscription rights. This assumes that during the Rights Offering, we issue no other shares of our common stock and that no options for our common stock are exercised.
We will not be issuing share certificates for the common stock issued pursuant to this Rights Offering. Issuance of common stock will be made electronically via book entry by Computershare, our transfer agent.
Interests of Our Executive Officers and Directors
Our executive officers and directors may participate in this offering at the same subscription price as all other stockholders, but none of our executive officers and directors are obligated to so participate.
No Recommendation
An investment in shares of our common stock must be made according to each investor’s evaluation of such investor’s own best interests and after considering all of the information herein, including the “Risk Factors” section beginning on page 24 of this prospectus.
Neither we nor our board of directors has, or will, make any recommendation to stockholders whether to exercise or let lapse their rights in the Rights Offering. You should make an independent investment decision about whether to exercise or let lapse your rights based on your own assessment of our business and the Rights Offering.
Each holder is urged to obtain a recent trading price for the subscription rights on NYSE American from their broker, bank, financial advisor or the financial press.
Effects of the Rights Offering on Pershing Square’s Stock and Ownership
Even though the subscription rights will be offered on a pro rata basis to each holder of our common stock, we expect that Pershing Square’s commitment to purchase any shares of common stock offered pursuant to the Rights Offering that are not purchased by other stockholders in the Rights Offering up to $175.0 million pursuant to the backstop agreement, when aggregated with the shares purchased pursuant to the full exercise of Pershing Square’s basic subscription rights, would result in a decrease in the percentage of common stock owned by other stockholders unless all of the other stockholders exercise the subscription rights they receive in full.
Set forth below, for illustrative purposes only, are two scenarios that indicate the effect that the Rights Offering and related share issuance could have on Pershing Square’s relative interest following the spin-off and the Rights Offering.
Scenario A.     All subscription rights are subscribed for on a pro rata basis by all of the stockholders to whom the subscription rights were issued. Because all of the subscription rights distributed are exercised in the basic subscription right by holders, no shares are issuable pursuant to the over-subscription privilege and Pershing Square would not need to purchase shares pursuant to its backstop commitment.
Scenario B.     Pershing Square is the only stockholder to acquire shares of our common stock, which number of shares is equivalent to the full number of shares of our common stock it was entitled to subscribe for in the Rights Offering in accordance with their basic subscription rights and, through its backstop commitment, Pershing Square would acquire up to 7,000,000 shares offered in the Rights Offering.

Scenario	Total Shares Offered	No. of Shares Purchased by Pershing Square	Cash Raised ($ million)	Pershing Square Voting %
A
B

MANAGEMENT
Executive Officers
The following table sets forth information, as of          , 2024 with respect to our executive officers and is followed by a biography of each such individual.

Name	Age	Position
Anton D. Nikodemus	60	Chief Executive Officer and Chairman of the Board of Directors
Matthew M. Partridge	40	Chief Financial Officer
Lucy Fato	57	General Counsel and Corporate Secretary
Anton D. Nikodemus is the Chief Executive Officer of Seaport Entertainment and Chairman of our board of directors. Mr. Nikodemus has spent over 30 years in entertainment and hospitality leading the development and operations of industry premier destination brands. Prior to joining the Company, he served as President and Chief Operating Officer of CityCenter for MGM Resorts International from December 2020 to November 2023, where he oversaw operations for The Cosmopolitan of Las Vegas, Vdara Hotel & Spa and ARIA Resort & Casino. He also served as Portfolio President of Las Vegas Properties; President and Chief Operating Officer, Bellagio and Park MGM from April 2020 to December 2020 and President and Chief Operating Officer Luxury Portfolio at MGM Resorts International from February 2019 to March 2020. Mr. Nikodemus notably led the creation and development of the MGM National Harbor Hotel & Casino in Maryland and the MGM Springfield in Massachusetts. Mr. Nikodemus earned a B.S. in Business Management and Marketing from Arizona State University, and he completed the Advanced Finance Program at the Wharton School of the University of Pennsylvania.
Matthew M. Partridge is the Chief Financial Officer of Seaport Entertainment. Mr. Partridge has nearly 15 years of experience in real estate and hospitality, across a variety of asset classes and operating models with public and private companies. Prior to joining Seaport Entertainment, Mr. Partridge was the Senior Vice President, Chief Financial Officer and Treasurer for two publicly traded real estate investment trusts, CTO Realty Growth, Inc. (NYSE: CTO) and Alpine Income Property Trust, Inc. (NYSE: PINE), where he was responsible for accounting, asset management, corporate finance and investor relations, information technology and risk management. He held both roles from October 2020 to April 2024. Before that, Mr. Partridge served as Chief Operating Officer and Chief Financial Officer of Hutton Companies, a private commercial real estate development and investment company headquartered in Chattanooga, Tennessee, from August 2018 to September 2020. Mr. Partridge earned a B.B.A. in Finance from Eastern Michigan University and an M.B.A. in International Business and Finance from Xavier University.
Lucy Fato is the General Counsel and Corporate Secretary of Seaport Entertainment. Before joining Seaport Entertainment in May 2024, Ms. Fato served as Vice Chair of American International Group, Inc. (“AIG”) (NYSE: AIG), from October 2023 until March 2024. Previously, beginning in 2017, she served as AIG’s General Counsel and Global Head of Communications and Government Affairs. Prior to her time at AIG, Lucy served as Head of the Americas and General Counsel of Nardello & Co., a global private investigative firm, where she remains a member of the company’s advisory board. In 2014 and 2015, Ms. Fato was General Counsel of McGraw-Hill Financial (now known as S&P Global Inc. (NYSE: SPGI)), and for nine years prior to that, she served as Deputy General Counsel and Corporate Secretary of Marsh & McLennan Companies, Inc. (NYSE: MMC). Ms. Fato began her legal career at Davis Polk & Wardwell LLP, where she spent fourteen years as a capital markets lawyer, including five as a partner in the firm’s Corporate Department. Ms. Fato currently serves on the advisory board of the Harvard Law School Center on the Legal Profession and on the board of directors of the Alfred E. Smith Memorial Foundation. Ms. Fato earned a B.A. in Business and Economics from the University of Pittsburgh and a J.D. from the University of Pittsburgh School of Law.

Board of Directors
The following table sets forth information, as of         , 2024 with respect to the members of our board of directors and is followed by a biography of each such individual.

Name	Age	Position
Anton D. Nikodemus(1)	60	Chief Executive Officer and Chairman of the Board
Michael A. Crawford	56	Director
Monica S. Digilio	61	Director
David Z. Hirsh	61	Director
Anthony F. Massaro	36	Director
____________
(1)The biography of Anton D. Nikodemus is set forth under the section entitled “—Executive Officers.”
Michael A. Crawford has served as a member of our board of directors since July 2024. Mr. Crawford currently serves as Chairman of the Board and President and Chief Executive Officer for Hall of Fame Resort & Entertainment Company (Nasdaq: HOFV) (“Hall of Fame Resort & Entertainment Co.”), including its subsidiaries, Hall of Fame Village Media, Gold Summit Gaming, and Hall of Fame Village, which he joined in December 2018. Hall of Fame Resort & Entertainment Co. is a sports, entertainment and media enterprise headquartered in Canton, Ohio, established in 2020 as a result of a merger between HOF Village, LLC, a partnership between the Pro Football Hall of Fame and Industrial Realty Group, and Gordon Pointe Acquisition Corp. From 2014 to 2018, Mr. Crawford held numerous executive positions with the Four Seasons Hotels and Resorts Company (“Four Seasons”), starting as the President of Asia Pacific and subsequently becoming Global President of Portfolio Management. While at Four Seasons, he was responsible for business and capital planning, along with the design and construction of all new Four Seasons hotels and resorts worldwide, as well as overseeing global operations of all Four Seasons branded residential assets. Prior to his time at Four Seasons, Mr. Crawford spent almost 25 years at the Walt Disney Company (NYSE: DIS) where he rose to Senior Vice President and General Manager of Shanghai Disney Resort and President of Shanghai’s Walt Disney Holdings Company. Mr. Crawford’s learnings over decades of international business experience with these two global brands is well documented in his best-selling book, From the Mouse’s House to the Penthouse. Mr. Crawford currently serves on the board of directors of Texas Roadhouse, Inc. (Nasdaq: TXRH). Mr. Crawford earned a B.S. in Business Administration from Bowling Green State University and an M.B.A. from the University of Notre Dame. We believe that Mr. Crawford’s chief executive experience, in addition to his extensive hospitality industry, international business, and strategic planning experience, provide him with valuable insights and perspectives that assist the Company and our board of directors.
Monica S. Digilio has served as a member of our board of directors since July 2024. Ms. Digilio is the Founder, and has served as Chief Executive Officer, of Compass Advisors LLC, a strategic advisory firm that draws on her expertise in human resources, talent management, business leadership and organizational development since January 2021. Prior to establishing Compass Advisors, Ms. Digilio was the Executive Vice President and Chief Human Resources Officer for Caesars Entertainment Corporation from 2018 to 2020, where she led the Human Resources and Corporate Social Responsibility functions. Prior to her tenure at Caesars, Ms. Digilio spent six years as the Executive Vice President and Chief Human Resources Officer for Montage International and spent 12 years as the Executive Vice President of Global Human Resources & Administration for Kerzner International, the parent company of the Atlantis and One&Only brands. Ms. Digilio spent 10 years at ITT Sheraton, culminating in leading Human Resources for the North America division. Ms. Digilio currently serves on the boards of directors of Sunstone Hotel Investors (NYSE: SHO), CopperPoint Insurance Companies and The Venetian Resort Las Vegas. Ms. Digilio is an Advisory Board Member for Cornell University’s Leland C. and Mary M. Pillsbury Institute for Hospitality Entrepreneurship. She is also a member of the Women Corporate Directors Foundation and the National Association of Corporate Directors. Ms. Digilio earned both a B.S. in Communications and an M.S. in Corporate Communications from Ithaca College. We believe that Ms. Digilio’s real estate knowledge, labor relations, corporate governance, enterprise risk management and hospitality industry experience provide her with valuable insights and perspectives that assist the Company and our board of directors.
David Z. Hirsh has served as a member of our board of directors since July 2024. Mr. Hirsh has served as the Vice Chairman of Sterling Investors, a real estate investment firm, since January 2022. Prior to that, he served as

Senior Advisor at Sterling Investors from April 2020 to December 2021. Mr. Hirsh previously spent approximately sixteen years working in the Real Estate Asset Management Group at Blackstone Inc. (“Blackstone”) in various roles until his retirement in January 2018 from the role of Managing Director. During his tenure at Blackstone, Mr. Hirsh’s most significant responsibilities included day-to-day oversight and strategic management of Equity Office Properties from 2009 to 2018, IndCor Industrial Properties from 2013 to 2015, the LXR Hotels and Resorts portfolio from 2004 to 2010 and several investments in the retail and senior housing sectors. Prior to joining Blackstone, Mr. Hirsh worked at Citigroup Inc. for approximately fifteen years, including six years in real estate asset management, where he led the hotel group, and five years in corporate finance, specializing in corporate real estate and project lending. Mr. Hirsh is involved in several philanthropic efforts including the THANC Foundation and CaringKind. He is also an Adjunct Professor and Vice Chair of the Advisory Board at the New York University Schack Institute of Real Estate, a trustee of the Madison Square Park Conservancy and a trustee at Pace University. Mr. Hirsh served on the board of directors of SILVERspac Inc. (Nasdaq: SLVR) from September 2021 to September of 2023. Mr. Hirsh earned a B.B.A in Public Accounting from Pace University and an M.S. in Real Estate Development and Investment from New York University. We believe that Mr. Hirsh’s finance and real estate experience provide him with valuable insights and perspectives that assist the Company and our board of directors.
Anthony F. Massaro has served as a member of our board of directors since July 2024. Mr. Massaro is a partner and member of the investment team at Pershing Square Capital Management, which he joined in 2013. Mr. Massaro was previously a private equity associate at Apollo Global Management (“Apollo”), where he focused on leveraged buyout and distressed debt investments across a wide range of industries. Prior to his time at Apollo, he was an analyst in the investment banking division at Goldman Sachs. He earned a B.S. in Finance and Accounting from the Wharton School at the University of Pennsylvania. We believe that Mr. Massaro’s finance experience provides him with valuable insights and perspectives that assist the Company and our board of directors.
Composition of the Board
Our board of directors consists of five members, with Michael A. Crawford serving as lead independent director.
In connection with the spin-off, we amended and restated our certificate of incorporation (as amended, the “Certificate of Incorporation”) and our bylaws (as amended, the “Bylaws”). The Certificate of Incorporation and Bylaws provide that directors will be up for election at each annual meeting and that each director will hold office until the next annual meeting and, thereafter, until such director’s successor is duly elected and qualified or until such director’s earlier death, resignation, disqualification, disability or removal.
Pursuant to the Certificate of Incorporation, as long as Pershing Square owns at least 10% of the total outstanding shares of our common stock, Pershing Square will be entitled to nominate at least one director to our board of directors and, if we increase the size of the board to larger than five directors, as many nominees as represent at least 20% of the total number of directors then on the board. These board designation rights are also expected to be contained in the Investor Rights Agreement we expect to enter into with Pershing Square.
Director Independence
Our board of directors has determined that Michael A. Crawford, Monica S. Digilio and David Z. Hirsh are independent directors under the applicable rules of NYSE American.
Our board of directors assesses on a regular basis, and at least annually, the independence of directors and, based on the recommendation of our Nominating and Corporate Governance Committee (the “Nominating and Corporate Governance Committee”), makes a determination as to which members are independent.
Committees of Our Board of Directors
Our board of directors currently has a standing Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.
Audit Committee. Our Audit Committee consists of Michael A. Crawford, Monica S. Digilio and David Z. Hirsh, with Mr. Hirsh serving as chair. Our board of directors has determined that each of Mr. Crawford, Ms. Digilio and Mr. Hirsh is an “audit committee financial expert” for purposes of the rules of the SEC and independent, as defined by the rules of NYSE American and Section 10A(m)(3) of the Exchange Act. The Audit Committee is organized and conducts its business pursuant to a written charter. The Audit Committee may meet in executive session, without the presence of management, and reports to our board of directors on its actions and recommendations at each regularly scheduled board meeting. The Audit Committee is responsible, among its other duties and responsibilities, for reviewing, monitoring and evaluating the following matters: the engagement of the independent auditors, the internal audit function and financial reporting compliance. The Audit Committee also prepares the report that the SEC rules require be included in our annual proxy statement.
Compensation Committee. Our Compensation Committee consists of Mr. Crawford, Ms. Digilio and Mr. Hirsh, with Ms. Digilio serving as chair. Our board of directors has determined that each of Mr. Crawford, Ms. Digilio and Mr. Hirsh is independent, as defined by the rules of NYSE American and Section 10C(a) of the Exchange Act. In addition, each of Mr. Crawford, Ms. Digilio and Mr. Hirsh qualifies as a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act. The Compensation Committee discharges our board of director’s responsibilities relating to the compensation of our executive officers, including setting goals and objectives for, evaluating the performance of and approving the compensation paid to, our executive officers. The Compensation Committee is responsible, among its other duties and responsibilities, for determining and approving the compensation and benefits of our directors and executive officers, monitoring compensation arrangements applicable to our executive officers in light of their performance, effectiveness and other relevant considerations, adopting and administering our equity and incentive plans and preparing the annual report as required by the SEC. The Compensation Committee has sole authority to retain and terminate any compensation consultant, legal counsel or other advisor, as the Compensation Committee deems appropriate, to assist the Compensation Committee in the performance of its duties, including the sole authority to approve the fees and other terms and conditions of retention. Prior to any such retention, the Compensation Committee will assess any factors relevant to such consultant’s, legal counsel’s or other advisor’s independence from management, including the factors specified in NYSE American’s Corporate Governance Standards or other listing rules, to evaluate whether the services to be performed will raise any conflict of interest or compromise the independence of such consultant, legal counsel or other advisor.
Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee consists of Mr. Crawford, Ms. Digilio and Mr. Hirsh, with Mr. Crawford serving as chair. Our board of directors has determined that each of Mr. Crawford, Ms. Digilio and Mr. Hirsh is independent, as defined by the rules of NYSE American. The Nominating and Corporate Governance Committee is responsible for recommending candidates for election to our board of directors. In making its recommendations, the Nominating and Corporate Governance Committee will review a candidate’s qualifications and any potential conflicts of interest and assess contributions of current directors in connection with his or her re-nomination. The Nominating and Corporate Governance Committee is also responsible, among its other duties and responsibilities, for making recommendations to our board of directors or otherwise acting with respect to corporate governance policies and practices, including size and membership qualifications for our board of directors, new director orientation, committee structure and membership, related party transactions and communications with stockholders and other interested parties.
Our board of directors has adopted a written charter for each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. These charters are posted on our website, www.seaportentertainment.com.
Compensation Committee Interlocks and Insider Participation
During our fiscal year ended December 31, 2023, we were not a separate or independent company and did not have a Compensation Committee or any other committee serving a similar function. Decisions as to the compensation for that fiscal year of those who will serve as our executive officers were made by HHH, as described in the section entitled “Executive Compensation.”
Code of Business Conduct and Ethics
Our board of directors has adopted a Code of Business Conduct and Ethics (the “Code of Conduct”). The Code of Conduct sets forth Company policies, expectations and procedures on a number of topics, including but not limited to conflicts of interest, compliance with laws, rules and regulations (including insider trading laws), honesty and ethical conduct and quality. The Code of Conduct also sets forth procedures for reporting violations of the Code of Conduct and investigations thereof. If our board of directors grants any waivers from our Code of Conduct to any of our directors or executive officers, or if we amend our Code of Conduct, we will, if required, disclose these matters through our website within four business days following such waiver or amendment. Our website, and the information contained therein, or connected thereto, is not incorporated by reference into this registration statement.
Procedures for Treatment of Complaints Regarding Accounting, Internal Accounting Controls and Auditing Matters
In accordance with the Sarbanes-Oxley Act, our Board has established a process for stockholders and interested parties to communicate with our board of directors and to report complaints or concerns relating to our accounting, internal accounting controls or auditing matters. Complaints or concerns relating to our accounting, internal accounting controls or auditing matters will be referred to members of the Audit Committee.
Website Disclosure
The Corporate Governance Guidelines and Code of Conduct are posted on our website, www.seaportentertainment.com.

EXECUTIVE COMPENSATION
We have prepared this disclosure in connection with our separation from HHH. Prior to our separation from HHH, the Company was a subsidiary of HHH, and therefore, its historical compensation program was primarily determined by HHH’s senior management and the compensation committee of the HHH board of directors (the “HHH Compensation Committee”). Since the information presented in the compensation tables of this prospectus relates to the 2023 fiscal year, which ended on December 31, 2023, this discussion focuses primarily on HHH’s compensation program and decisions as they applied to our Chief Executive Officer (“CEO”), Anton Nikodemus, with respect to his 2023 compensation while we were part of HHH. This section also presents certain compensation information for our Chief Financial Officer, Matthew Partridge, who, with Mr. Nikodemus, serves as an executive officer of the Company following the separation. Mr. Nikodemus commenced employment with HHH at the end of 2023 and thus is included as a named executive officer (“NEO”) in the 2023 Summary Compensation Table and the Outstanding Equity Awards at 2023 Fiscal Year-End table below. Because Mr. Partridge commenced employment in April 2024 and did not receive any compensation from HHH during 2023, he is not included in the executive compensation tables below. See “—Executive Compensation Arrangements—Partridge Employment Agreement” for a description of Mr. Partridge’s employment agreement.
Executive Compensation Tables
In 2023, the HHH Compensation Committee reviewed and administered the compensation program for our CEO. The executive compensation tables below present certain 2023 compensation information for our CEO reflecting compensation paid by HHH. The overall compensation package described below, and the components thereof, may not necessarily be indicative of the compensation that our executive officers will receive from us following the separation. All stock-based awards presented in the following tables and narrative discussion reflect awards covering common shares of HHH.
2023 Summary Compensation Table
The following table sets forth information concerning our CEO’s compensation for the year ended December 31, 2023.

Name and Principal Position Following the Separation (1)	Year	Salary ($) (2)	Stock Awards ($) (3)	Total
Anton Nikodemus Chief Executive Officer	2023	4,808	2,400,020	2,404,828
__________________
(1)The principal position shown in this column reflects the principal position that Mr. Nikodemus holds with the Company following our separation from HHH. Mr. Nikodemus’ principal position with HHH during fiscal 2023 was Chief Executive Officer of HHH Seaport Division.
(2)Mr. Nikodemus’ salary amount in the table above reflects the pro-rated salary payments made to Mr. Nikodemus for his partial year of employment with HHH in 2023, based on an annual base salary rate of $1,250,000 per year.
(3)The amount reported in the “Stock Awards” column represents the aggregate grant date fair value of the restricted stock award (time-based vesting) granted to Mr. Nikodemus in 2023, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification 718, Compensation – Stock Compensation (“ASC Topic 718”). Pursuant to SEC rules, the amount shown in this column excludes the impact of estimated forfeitures related to service-based vesting conditions. HHH provides information regarding the assumptions used to calculate the value of stock awards in Note 11 to the consolidated financial statements included in HHH’s Annual Report on Form 10-K for the year ended December 31, 2023.
Narrative to Summary Compensation Table
2023 Salary
Our CEO received a base salary to compensate him for services rendered to HHH. The base salary payable to Mr. Nikodemus was intended to provide a fixed component of compensation reflecting his skill set, experience, role and responsibilities. His 2023 annual base salary was $1,250,000. As noted above, the actual salary payments received by Mr. Nikodemus in 2023 were pro-rated based on his start date. Mr. Nikodemus’ annual base salary has not been increased for 2024.
Annual Bonus
Mr. Nikodemus did not participate in the HHH annual bonus program or an annual bonus program for the Company in 2023. Pursuant to the terms of his employment agreement, Mr. Nikodemus will be eligible to receive an annual bonus beginning in fiscal year 2024. See “—Executive Compensation Arrangements—Nikodemus Employment Agreement” below.
Equity Compensation
On December 29, 2023, HHH granted Mr. Nikodemus a time-based restricted stock (“TBRS”) award covering 28,054 shares of HHH common stock under the Howard Hughes Corporation 2020 Equity Incentive Plan (the “HHH 2020 Plan”).
The TBRS award granted to Mr. Nikodemus vests as to one-third of the award on each of the first three anniversaries of the grant date, subject to Mr. Nikodemus’ continued service through the applicable vesting date. In the event that Mr. Nikodemus’ service is terminated without “cause” or for “good reason” (as such terms are defined in his employment agreement), due to a non-renewal of his employment agreement by the Company or due to his death or permanent disability, in any case, all restricted shares subject to the award will vest (to the extent not already vested).
Mr. Nikodemus’ TBRS award was adjusted in connection with the separation. See “Certain Relationships and Related Party Transactions—Agreements with HHH—Employee Matters Agreement—Equity Award Treatment” for a detailed description of the treatment of equity-based awards in connection with the separation.
Retirement Plans
HHH maintains a 401(k) retirement savings plan for its employees who satisfy certain eligibility requirements. Prior to the separation, Mr. Nikodemus and Mr. Partridge were eligible to participate in the 401(k) plan on the same terms as other full-time employees of HHH. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Currently, HHH matches contributions made by participants in the 401(k) plan up to a specified percentage of the employee contributions, and these matching contributions are fully vested as of the date on which the contribution is made.
Employee Benefits and Perquisites
HHH currently provides employees (including, prior to the separation, Mr. Nikodemus and Mr. Partridge) with a variety of employee welfare benefits including medical benefits, disability benefits, life insurance and accidental death and dismemberment insurance, which are generally provided to other full-time employees. HHH also provides select executives (including, prior to the separation, Mr. Nikodemus and Mr. Partridge) with disability insurance and travel insurance benefits which are generally not provided to other employees, and for which HHH pays the full amount of the applicable premiums.
Outstanding Equity Awards at 2023 Fiscal Year-End
The following table summarizes the number of shares of HHH common stock underlying our CEO’s outstanding equity incentive plan awards as of December 31, 2023.

		Stock Awards
Name	Date of Grant	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Anton Nikodemus	12/29/2023	28,054 (2)	$2,400,020

__________________
(1)Amount is calculated based on multiplying the number of shares shown in the table by the per share closing price of HHH common stock on December 29, 2023 (the last trading day of 2023), which was $85.55.
(2)This TBRS award was granted effective December 29, 2023 under the HHH 2020 Plan and vests as to one-third of the award on each of the first three anniversaries of December 29, 2023, subject to Mr. Nikodemus’ continued service through the applicable vesting date. In the event that Mr. Nikodemus’ service is terminated without cause or for good reason, due to a non-renewal of his employment agreement by the Company or due to his death or permanent disability, in any case, all restricted shares subject to the award will vest (to the extent not already vested).
Executive Compensation Arrangements
Nikodemus Employment Agreement
HHH entered into an employment agreement with Mr. Nikodemus to serve as the Chief Executive Officer of HHH Seaport Division, effective December 29, 2023 (as amended, the “Nikodemus Employment Agreement”), which was assigned by HHH to us in connection with the separation and amended on August 1, 2024. The initial term of the Nikodemus Employment Agreement expires on December 29, 2028, unless earlier terminated. Thereafter, the term shall renew automatically for additional periods of one year, unless either party provides notice of non-renewal at least 60 days prior to the automatic renewal. Under the Nikodemus Employment Agreement, Mr. Nikodemus’ annual base salary is $1,250,000, and he will be eligible to earn an annual cash bonus (commencing in 2024) in the targeted amount of 100% of his annual base salary, based upon the achievement of performance goals established by the Compensation Committee or our board of directors (or, in the case of Mr. Nikodemus’ 2024 annual bonus, as determined by the Compensation Committee in its discretion). If the Compensation Committee establishes a minimum overall performance goal that Mr. Nikodemus is required to achieve to receive an annual bonus and the minimum goal is achieved, then the annual bonus for such calendar year shall be equal to at least 50% of the target, but no more than 150% of the target bonus. Pursuant to the Nikodemus Employment Agreement, Mr. Nikodemus was paid a one-time cash bonus of $1,000,000 in February 2024 (50% of which was deferred by Mr. Nikodemus under the HHH nonqualified deferred compensation plan).
In addition to the TBRS award granted to Mr. Nikodemus on December 29, 2023, the Nikodemus Employment Agreement provides for the grant by the Company to Mr. Nikodemus of a long-term incentive (LTI) award consisting of shares of restricted stock, a stock option having a per share exercise price equal to 100% of the fair market value of a share of our common stock on the date of grant and a stock option having a per share exercise price equal to 150% of the fair market value of a share of our common stock on the date of grant, each representing one-third of the value of the LTI award. Effective as of August 7, 2024, our board of directors granted awards under our Equity Incentive Plan (defined below), as contemplated by the LTI award under the Nikodemus Employment Agreement, with an aggregate value equal to $10,000,000. Each award will cliff-vest on August 1, 2029, subject to Mr. Nikodemus’ continued service through the vesting date.
In connection with Mr. Nikodemus’ relocation to the New York City, New York metropolitan area following his commencement of employment, he is eligible to receive temporary housing for up to 12 months and reimbursement of relocation expenses up to $200,000.
Pursuant to the Nikodemus Employment Agreement, in the event that Mr. Nikodemus terminates his employment for “good reason” or is terminated by the Company without “cause” (other than due to non-renewal, death or disability), the Company will pay and provide Mr. Nikodemus, in addition to his previously accrued benefits and compensation, the following:
(1)a prorated portion of the target annual cash bonus, based upon the number of days elapsed during the applicable calendar year in which he was employed;
(2)an amount equal to the sum of Mr. Nikodemus’ annual base salary and target annual cash bonus; and
(3)all outstanding and unvested time-vesting equity awards, if any, will fully vest, and all outstanding performance-vesting equity awards will remain outstanding and continue to vest based on the achievement of the performance metrics.

Pursuant to the Nikodemus Employment Agreement, in the event that Mr. Nikodemus’ employment terminates due to (i) the Company’s non-renewal of the Nikodemus Employment Agreement after the expiration of the initial term ending on December 29, 2028 or any subsequent one-year renewal period or (ii) Mr. Nikodemus’ death or disability, in any case, the Company will pay and provide Mr. Nikodemus (or his estate), in addition to his previously accrued benefits and compensation, the following:
(1)a prorated portion of the target annual cash bonus, based upon the number of days elapsed during the applicable calendar year in which he was employed; and
(2)all outstanding and unvested time-vesting equity awards, if any, will fully vest and all outstanding performance-vesting equity awards will remain outstanding and continue to vest based on the achievement of the performance metrics.
Pursuant to the Nikodemus Employment Agreement, in the event that Mr. Nikodemus terminates his employment for “good reason” or his employment is terminated by the Company without “cause,” in either case, in connection with, or within 12 months following, a change in control, the Company will pay and provide Mr. Nikodemus, in addition to his previously accrued benefits and compensation, the following:
(1)a prorated portion of the target annual cash bonus based upon the number of days elapsed during the applicable calendar year in which he was employed;
(2)an amount equal to two times the sum of Mr. Nikodemus’ annual base salary and the target annual cash bonus; and
(3)all outstanding and unvested time-vesting equity awards, if any, will fully and immediately vest and all outstanding performance-vesting equity awards will vest at the greater of (a) 100% of the number of shares of common stock granted pursuant to each such award and (b) the performance level achieved as of the termination date.
Receipt of the severance payments and benefits set forth above is contingent upon Mr. Nikodemus executing and not revoking a release of claims in favor of the Company.
Under the Nikodemus Employment Agreement, Mr. Nikodemus is also subject to certain restrictive covenants regarding confidentiality, non-disparagement, non-solicitation and non-competition. The non-solicitation and non-competition covenants apply during the term of Mr. Nikodemus’ employment and for the 12-month period following his termination of employment for any reason.
Partridge Employment Agreement
HHH entered into an employment agreement with Mr. Partridge to serve as the Chief Financial Officer of HHH Seaport Division, effective April 1, 2024 (as amended, the “Partridge Employment Agreement”), which was assigned by HHH to us in connection with the separation and amended on August 1, 2024. While Mr. Partridge did not commence employment with HHH in 2023 and thus is not an NEO for purposes of the executive compensation tables above, Mr. Partridge may be considered an NEO of the Company in the future. As such, we have provided a description of the Partridge Employment Agreement here.
The initial term of the Partridge Employment Agreement expires on April 1, 2029, unless earlier terminated. Thereafter, the term shall renew automatically for additional periods of one year, unless either party provides notice of non-renewal at least 60 days prior to the automatic renewal. Under the Partridge Employment Agreement, Mr. Partridge’s annual base salary is $550,000, and he will be eligible to earn an annual cash bonus (commencing in 2024) in the targeted amount of 75% of his annual base salary, based upon the achievement of performance goals established by the Compensation Committee or our board of directors (or, in the case of Mr. Partridge’s 2024 annual bonus, as determined by the Compensation Committee in its discretion). If the Compensation Committee establishes a minimum overall performance goal that Mr. Partridge is required to achieve to receive an annual bonus and the minimum goal is achieved, then the annual bonus for such calendar year shall be equal to at least 50% of the target, but no more than 150% of the target bonus. Pursuant to the Partridge Employment Agreement, Mr. Partridge was

paid a one-time cash bonus of $200,000 in April 2024, a prorated portion of which is subject to clawback in the event that the Company terminates Mr. Partridge’s employment for “cause” (as such term is defined in the Partridge Employment Agreement) or Mr. Partridge voluntarily resigns, in either case, prior to the 18-month anniversary of Mr. Partridge’s start date.
Mr. Partridge was granted an initial TBRS award on April 1, 2024 covering 14,081 shares of HHH common stock, which vests as to one-third of the award on each of the first three anniversaries of the grant date, subject to his continued service through the applicable vesting date. In the event that Mr. Partridge’s service is terminated without “cause” or for “good reason” (as such terms are defined in the Partridge Employment Agreement), due to a non-renewal of his employment agreement by the Company or due to his death or permanent disability, in any case, all restricted shares subject to the award will vest (to the extent not already vested). Mr. Partridge’s TBRS award was adjusted in connection with the separation. See “Certain Relationships and Related Party Transactions—Agreements with HHH—Employee Matters Agreement—Equity Award Treatment” for a detailed description of the treatment of equity-based awards in connection with the separation.
In addition to the TBRS award granted to Mr. Partridge on April 1, 2024, the Partridge Employment Agreement provides that during each calendar year during the term of the Partridge Employment Agreement commencing in 2024, Mr. Partridge will be eligible to receive an annual long-term incentive (“LTI”) equity or equity-based award with an aggregate target value equal to $900,000 and, for LTI awards granted after December 31, 2024, with the actual amount of the LTI award based on the achievement of the annual bonus performance metrics applicable to Mr. Partridge. Effective as of August 7, 2024, our board of directors granted Mr. Partridge’s 2024 LTI award in the form of restricted stock units under our Equity Incentive Plan (as contemplated by the Partridge Employment Agreement), which vests in three equal annual installments, subject to Mr. Partridge’s continued service through the applicable vesting date; provided that the award will vest in full (to the extent then-unvested) upon the occurrence of a “change of control” of the Company (as defined in the Equity Incentive Plan). The Partridge Employment Agreement provides that, commencing in 2025, 50% of each annual LTI award shall provide for pro rata time vesting over three years, subject to Mr. Partridge’s continued service through the applicable vesting date, and the other 50% of the annual LTI award shall provide for performance-based vesting. The annual LTI award will be granted to Mr. Partridge at the same time as annual equity or equity-based grants are made to other senior executives of the Company, but in no event later than March 15 of the applicable year.
In connection with Mr. Partridge’s relocation to the New York City, New York metropolitan area following his commencement of employment, he is eligible to receive temporary housing for up to 12 months and reimbursement of relocation expenses up to $40,000.
Pursuant to the Partridge Employment Agreement, in the event that Mr. Partridge terminates his employment for “good reason” or is terminated by the Company without “cause” (other than due to non-renewal, death or disability), the Company will pay and provide Mr. Partridge, in addition to his previously accrued benefits and compensation, the following:
(1)a prorated portion of Mr. Partridge’s target annual cash bonus, based upon the number of days elapsed during the applicable calendar year in which he was employed;
(2)an amount equal to the sum of Mr. Partridge’s annual base salary and target annual cash bonus; and
(3)all outstanding and unvested time-vesting equity awards, if any, will fully vest, and all outstanding performance-vesting equity awards will remain outstanding and continue to vest based on the achievement of the performance metrics.
Pursuant to the Partridge Employment Agreement, in the event that Mr. Partridge’s employment terminates due to (i) the Company’s non-renewal of the Partridge Employment Agreement after the expiration of the initial term ending on April 1, 2029 or any subsequent one-year renewal period or (ii) Mr. Partridge’s death or disability, in any case, the Company will pay and provide Mr. Partridge (or his estate), in addition to his previously accrued benefits and compensation, the following:
(1)a prorated portion of Mr. Partridge’s target annual cash bonus, based upon the number of days elapsed during the applicable calendar year in which he was employed; and
(2)all outstanding and unvested time-vesting equity awards, if any, will fully vest, and all outstanding performance-vesting equity awards will remain outstanding and continue to vest based on the achievement of the performance metrics.
Pursuant to the Partridge Employment Agreement, in the event that Mr. Partridge terminates his employment for “good reason” or his employment is terminated by the Company without “cause,” in either case, in connection with, or within 12 months following, a change in control, the Company will pay and provide Mr. Partridge, in addition to his previously accrued benefits and compensation, the following:
(1)a prorated portion of Mr. Partridge’s target annual cash bonus based upon the number of days elapsed during the applicable calendar year in which he was employed;
(2)an amount equal to two times the sum of Mr. Partridge’s annual base salary and target annual cash bonus; and
(3)all outstanding and unvested time-vesting equity awards, if any, will fully and immediately vest, and all outstanding performance-vesting equity awards will vest at the greater of (a) 100% of the number of shares of common stock granted pursuant to each such award and (b) the performance level achieved as of the termination date.
Receipt of the severance payments and benefits set forth above is contingent upon Mr. Partridge executing and not revoking a release of claims in favor of the Company.
Under the Partridge Employment Agreement, Mr. Partridge is also subject to certain restrictive covenants regarding confidentiality, non-disparagement, non-solicitation and non-competition. The non-solicitation and non-competition covenants apply during the term of Mr. Partridge’s employment and for the 12-month period following his termination of employment for any reason.
Accelerated Vesting of Equity Awards
The TBRS award held by our NEO is eligible to vest upon certain terminations of his employment. See “Outstanding Equity Awards at 2023 Fiscal Year-End” for a description of these accelerated vesting provisions.
Equity Incentive Plan
Our board of directors and HHH, in its role as our sole stockholder prior to the separation, adopted and approved the Seaport Entertainment Group Inc. 2024 Equity Incentive Plan (the “Equity Incentive Plan”), pursuant to which we may grant equity-based and other incentive awards to eligible service providers. Awards that had originally been granted under the Howard Hughes Corporation Amended and Restated 2010 Incentive Plan or the HHH 2020 Plan that have been adjusted or converted into awards covering shares of our common stock in accordance with the terms of the employee matters agreement (the “adjusted awards”) are also subject to the terms of the Equity Incentive Plan.
The following is a summary of the material terms of the Equity Incentive Plan.
Administration
The Equity Incentive Plan is administered by our Compensation Committee. The authority of the Compensation Committee includes, among other things, selecting award recipients, establishing award terms and conditions, granting awards, construing any ambiguous provision of the Equity Incentive Plan or in any award agreement issued thereunder and adopting modifications and amendments to the Equity Incentive Plan or any award agreement, subject to the terms of the Equity Incentive Plan. Our board of directors may also exercise the full power to administer the Equity Incentive Plan in its discretion.
The Compensation Committee may, subject to applicable law, delegate to one or more of its members or one or more executive officers of the Company such administrative duties or powers as it may deem advisable.
Eligibility
Subject to the terms of the Equity Incentive Plan, the Compensation Committee may grant awards to any of our employees, directors or consultants who provide services to us, but incentive stock options may be granted only to our employees.
Shares Available for Grants
Subject to adjustment as provided in the Equity Incentive Plan, the maximum number of shares of common stock available for issuance pursuant to awards under the Equity Incentive Plan (the “Absolute Share Limit”) is 6,800,000 shares, inclusive of shares subject to adjusted awards. These shares may be shares of original issuance or treasury shares or a combination of the foregoing. Shares of our common stock issued under any plan assumed by the Company in any corporate transaction will not count against the Absolute Share Limit, nor will any awards granted in substitution for outstanding awards previously granted by an entity directly or indirectly acquired by the Company or with which the Company combines.
If any award expires, is forfeited, canceled or otherwise terminated without the issuance of shares of our common stock, or is otherwise settled for cash, the shares subject to that award, to the extent of the forfeiture, cancellation, expiration, termination or settlement for cash, will again be available for granting of awards under the Equity Incentive Plan. However, any shares (i) withheld or tendered in payment of an applicable exercise price, grant price, strike price or taxes relating to any award, or (ii) repurchased by the Company using proceeds from exercise of a stock option, shall be deemed to constitute shares issued to the applicable participant and will not be again available for awards under the Equity Incentive Plan. In addition, the gross number of shares underlying a stock-settled stock appreciation right, restricted stock unit or other stock-based award shall reduce the Absolute Share Limit when such award is settled in shares.
Director Award Limits
The aggregate awards granted under the Equity Incentive Plan to any non-employee director during any fiscal year shall not exceed a total value of $675,000 (calculated based on the grant date fair value of such awards for financial reporting purposes). Adjusted awards and substitute awards as described above are not counted for purposes of this limitation.
Minimum Vesting Requirement
A number of shares equal to no more than 5% of the Absolute Share Limit (as adjusted under the Equity Incentive Plan) shall be subject to awards with vesting conditions that lapse over a period of less than one year. However, an award to a non-employee director may be granted on or promptly following our annual meeting of stockholders in a given year that vests upon the annual meeting of stockholders in the following year and that occurs at least 50 weeks following such preceding meeting without counting against this limitation.
Types of Awards
The Equity Incentive Plan provides for grants of stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards. The Compensation Committee may condition the grant of any award under the Equity Incentive Plan, or the vesting or exercisability of any such award, on one or more conditions as the Compensation Committee determines (including, without limitation, a requirement that a participant provide continuous services to the Company and its affiliates for a specified period of time and/or that certain subjective or objective performance goals are satisfied). The principal terms and features of the various forms of awards are set forth below:
Stock Options. Stock options entitle the participant to purchase shares of our common stock at a price not less than the fair market value per share on the grant date, except with respect to adjusted awards (in accordance with the employee matters agreement). Stock options may be incentive stock options intended to qualify under Section 422 of the Code, or non-qualified stock options. The Compensation Committee may establish procedures through which the exercise price is payable in cash or by check, by a cashless broker-assisted exercise, by the transfer to the Company of shares of our common stock owned by the participant, by the Company withholding shares of our common stock otherwise deliverable to the participant upon the exercise of the stock option, by a combination of these payment methods or by any other method that the Compensation Committee may approve. No stock option will be exercisable more than 10 years after the grant date.
Stock Appreciation Rights. A stock appreciation right is a right to receive from the Company an amount equal to the fair market value of the underlying share on the date of exercise less the grant price (or strike price) of the stock appreciation right. The amount payable by us upon the exercise of a stock appreciation right may be paid in cash, shares of our common stock, other property or any combination thereof. Stock appreciation rights can be tandem (i.e., granted with stock options to provide an alternative to the exercise of the option rights) or freestanding. Tandem appreciation rights may only be exercised at a time when the related option right is exercisable, and require that the related stock option be surrendered for cancellation. No stock appreciation right will be exercisable more than 10 years after the grant date.
Restricted Stock. A grant of restricted stock constitutes an immediate transfer to the participant of the ownership of shares of our common stock. Restricted stock generally entitles the holder to voting and dividend rights. However, these rights are generally subject to satisfaction of the same vesting conditions as the underlying restricted stock. While restricted stock remains unvested, the transferability of the restricted stock may be prohibited or restricted in the manner and to the extent prescribed by the Compensation Committee on the grant date. Grants of restricted stock may require that any or all dividends or other distributions paid during the period of the vesting restrictions be automatically deferred and reinvested in additional shares of restricted stock or paid in cash, which may be subject to the same restrictions as the underlying award.
Restricted Stock Units. A grant of restricted stock units constitutes an unfunded and unsecured promise to deliver shares of our common stock, cash, other securities or other property, subject to any vesting restrictions established by the Compensation Committee at the time of grant. Unless otherwise determined by the Compensation Committee in an award agreement, restricted stock units do not entitle the holder to any rights or privileges as a stockholder (e.g., voting or dividend rights with respect to the underlying shares of common stock).
Other Stock-Based Awards. The Compensation Committee may grant to any participant other awards that may be denominated or payable in, valued in whole or in part by reference to or otherwise based on or related to shares of our common stock. These awards may include, without limitation, deferred stock units and other phantom awards.
Adjustments
In the event of any corporate transaction or event involving the Company or any of our affiliates, such as a merger, consolidation, reorganization, recapitalization, separation, stock dividend, stock split, reverse stock split, split up, spin-off, combination of shares, exchange of shares, dividend in kind, amalgamation or similar corporate event or transaction (including, without limitation, a “change of control”) that the Compensation Committee determines, in its sole discretion, could result in dilution or enlargement of the rights intended to be granted to, or available for, participants, the Compensation Committee shall substitute or adjust, as it deems equitable in its sole discretion: (i) the number and kind of shares or other property that may be issued under the Equity Incentive Plan (including the number of shares reserved for issuance under the plan) or under particular forms of awards, (ii) the number and kind of shares or other property subject to outstanding awards, (iii) the exercise price, grant price, strike price or purchase price applicable to outstanding awards, (iv) the annual director award limit, and/or (v) other value determinations applicable to the Equity Incentive Plan or outstanding awards.

Change of Control
Upon the occurrence of a “change of control” (as defined in the Equity Incentive Plan), unless otherwise stated in an award agreement or an applicable employment agreement, the Compensation Committee shall make one or more of the following adjustments to the terms and conditions of outstanding awards:
(i)continuation or assumption of such outstanding awards by the Company (if it is the surviving company or corporation) or by the surviving company or corporation or its parent; or
(ii)substitution by the surviving company or corporation or its parent of awards with substantially the same value (as determined by the Compensation Committee in its sole discretion, and which may be based on the intrinsic (or “spread”) value in the case of options and stock appreciation rights) and vesting terms for such outstanding awards.
However, any options and stock appreciation rights with an exercise price, grant price or strike price (as applicable) that is equal to or greater than the per share value to be paid in the transaction to the holders of the Company’s common shares (or, if no such consideration is paid, the fair market value of a share at the time of such transaction) shall be canceled for no consideration.
In addition, except as otherwise provided in an applicable employment agreement or award agreement, any unvested portion of such continued, assumed or substituted awards shall vest in full upon a participant’s termination without “cause” (as defined in the Equity Incentive Plan) that occurs within 12 months following the consummation of the “change of control” transaction, with any applicable performance metrics deemed achieved at a level established by the Compensation Committee in its sole discretion prior to such consummation.
Non-Transferability of Awards
Unless otherwise determined by the Compensation Committee, awards under the Equity Incentive Plan are generally not assignable or transferable by participants except in the event of death, subject to the applicable laws of descent and distribution. An award exercisable after the death of a participant may be exercised by the participant’s heirs, legatees, personal representatives or distributees, subject to the Compensation Committee’s being furnished with a written notice of such transfer and a copy of evidence deemed necessary by the Compensation Committee to establish the validity of such transfer.
Dividends and Dividend Equivalents
The Compensation Committee in its sole discretion may provide as part of an award dividends or dividend equivalents, on such terms and conditions as may be determined by the Compensation Committee in its sole discretion consistent with the following: (i) any dividends payable in respect of restricted stock awards that remain subject to vesting conditions shall be retained by the Company and delivered to the participant within 15 days following the date on which such restrictions on such restricted stock awards lapse and, if such restricted stock is forfeited, the participant shall have no right to such dividends and (ii) to the extent provided in an award agreement, dividends attributable to any other type of award shall be distributed to the participant in cash or, in the sole discretion of the Compensation Committee, in shares of our common stock having a fair market value equal to the amount of such dividends, upon the settlement of such award and, if such award is forfeited, the participant shall have no right to such dividends.
Clawback/Repayment
All awards are subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (i) any clawback, forfeiture, or other similar policy adopted by our board of directors or the Compensation Committee and as in effect from time to time and (ii) applicable law. Unless otherwise determined by the Compensation Committee, to the extent that a participant receives any amount in excess of the amount that the participant should otherwise have received under the terms of the award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations, or other administrative error), the participant will be required to repay us any such excess amount.

Detrimental Activity
If a participant has engaged in any “detrimental activity” (as defined in the Equity Incentive Plan) as determined by the Compensation Committee, the Compensation Committee may, in its sole discretion, provide for one or more of the following: (i) cancellation of any or all of such participant’s outstanding awards or (ii) forfeiture and repayment to us on any gain realized on the vesting, exercise, or settlement of any awards previously granted to such participant.
Amendment and Termination
The Compensation Committee may at any time amend, alter, suspend, discontinue or terminate the Equity Incentive Plan, in whole or in part, or any award granted thereunder. Except as necessary to comply with applicable law, no amendment may materially diminish the rights of any participant with respect to an outstanding award without his or her consent.
In addition, except in connection with certain corporate transactions or a “change of control,” the Compensation Committee may not alter the Equity Incentive Plan without stockholder approval if: (i) the approval is necessary to comply with applicable law; (ii) the action increases the shares of our common stock available for issuance under the Equity Incentive Plan; (iii) the action materially increases certain benefits under the Equity Incentive Plan or changes its eligibility requirements; or (iv) the action (x) reduces the exercise price of outstanding stock options or grant price/strike price of outstanding stock appreciation rights, (y) cancels outstanding stock options or stock appreciation rights in exchange for cash, other awards or stock options or stock appreciation rights with an exercise price or grant price/strike price, as applicable, that is less than the exercise price of the original stock options or grant price/strike price of the original stock appreciation rights, as applicable, in each case with greater intrinsic value (if any) than the canceled option or stock appreciation right, or (z) results in a “repricing” for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which our common stock is listed or quoted.
No grant will be made under the Equity Incentive Plan after the 10th anniversary of the earlier of (i) its adoption by our board of directors or (ii) its approval by HHH as our sole stockholder prior to the separation, but all grants made on or prior to that date (or the earlier termination thereof) will continue in effect subject to the terms of the applicable award agreement and the Equity Incentive Plan.
Adjusted Awards
Each adjusted award shall be subject to terms and conditions consistent with the applicable terms and conditions set forth in the applicable HHH equity incentive plan under which the original HHH award was granted and the award agreement in effect for such adjusted award immediately prior to the separation, each as deemed modified in order to reflect (i) the adjustment or conversion of such adjusted award pursuant to the employee matters agreement, (ii) that the Company is the issuer of the shares subject to the adjusted award, and (iii) the participant’s status as an employee, director or consultant of the Company or HHH, as applicable, following the separation. With respect to adjusted awards, references to employment or service, or termination of employment or service shall be deemed to refer to employment or service, or termination of employment or service, with the Company or HHH, whichever is the applicable service recipient with respect to the participant following the separation.

DIRECTOR COMPENSATION
We did not have a board of directors in 2023. As such, none of the members of our board of directors received compensation for service on our board in 2023.
We intend to adopt and implement a compensation program for our non-employee directors. The terms of this program have not yet been determined.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
As of August 20, 2024, we had 5,521,884 shares of common stock issued and outstanding.
The following table sets forth information regarding the beneficial ownership of our common stock as of           , 2024. The table does not give effect to the Rights Offering. The table below sets forth such estimated beneficial ownership for:
•each stockholder that is a beneficial owner of more than 5% of our common stock;
•each named director or director nominee;
•each named executive officer;
•all of our directors and executive officers as a group.
Beneficial ownership of shares of common stock is determined under rules of the SEC and generally includes any shares of common stock over which a person exercises sole or shared voting or investment power. We have based each of our footnotes on publicly available information as of August 20, 2024. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. The address of each director and executive officer shown in the table below is c/o Seaport Entertainment Group Inc., 199 Water Street, 28th Floor New York, New York 10038.

Beneficial Ownership
Name and Address of Beneficial Owner	Number of Shares of Common Stock	Percent of Total
5% Beneficial Owner	2,094,673	37.9%
Pershing Square(1)	—	—
Directors and Executive Officers	—	—
Anton D. Nikodemus(2)	—	—
Matthew M. Partridge(3)	—	—
Lucy Fato(4)	—	—
Michael A. Crawford	—	—
Monica S. Digilio	—	—
David Z. Hirsh	—	—
Anthony F. Massaro	14	*
All directors and executive officers as a group (7 persons)	14	*
* Less than 1%
__________________
(1)Based solely on information contained in a Schedule 13D (the “13D”) filed on August 7, 2024 filed by Pershing Square Capital Management, L.P. (“PSCM”), Pershing Square Holdco, L.P. (“PS Holdco”), Pershing Square Holdco GP, LLC (“PS Holdco GP”), PS Holdco GP Managing Member, LLC (“ManagementCo”) and William A. Ackman. According to the 13D, (i) PSCM is the investment advisor to certain affiliated funds, including Pershing Square, L.P., Pershing Square International, Ltd. And Pershing Square Holdings, Ltd. (collectively, the “Pershing Square Funds”), (ii) PS Holdco is the indirect sole owner of PWCM, (iii) PS Holdco GP is the sole general partner of PS Holdco, (iv) ManagementCo is the sole member of PS Holdco GP, and (v) Mr. Ackman is the Chief Executive Officer of PSCM, a director of PS Holdco GP and a member of MangementCo. According to the 13D, each of PSCM, PS Holdco, PS Holdco GP, ManagementCo and Mr. Ackman share voting and investment power with respect to these shares. The principal business address of each of the reporting persons is 787 Eleventh Avenue, 9th Floor, New York, New York 10019.
(2)Excludes (i) 126,455 restricted stock units that vest on August 1, 2029 and (ii) shares of restricted stock to be received upon the conversion of restricted stock of HHH held as of the record date of the spin-off, in accordance with the terms of the equity distribution agreement.
(3)Excludes (i) 34,143 restricted stock units that vest in three substantially equal installments beginning on August 1, 2025 and (ii) shares of restricted stock to be received upon the conversion of restricted stock of HHH held as of the record date of the spin-off, in accordance with the terms of the equity distribution agreement.
(4)Excludes 8,062 restricted stock units that vest in three substantially equal installments beginning on August 1, 2025.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Agreements with HHH
Following the separation, we and HHH began operating separately, each as an independent public reporting company. We and HHH have entered into a Separation Agreement, a transition services agreement, a tax matters agreement and an employee matters agreement, each of which provide a framework for our relationship with HHH after the separation and provide for the allocation between Seaport Entertainment and HHH of HHH’s assets, liabilities and obligations attributable to periods prior to, at and after the separation. The following summaries of the Separation Agreement, transition services agreement, employee matters agreement and tax matters agreement are each qualified in their entirety by reference to the full text of their respective agreements.
Separation Agreement
The Separation Agreement sets forth our agreements with HHH regarding the principal actions that were or will be taken in connection with the separation. It also sets forth other agreements that govern certain aspects of our relationship with HHH following the spin-off.
Transfer of Assets and Assumption of Liabilities
The Separation Agreement identifies assets transferred, liabilities assumed and contracts allocated to each of HHH and us as part of the internal reorganization transaction and describes when and how these transfers, assumptions and assignments will occur, to the extent they have not already occurred prior to the parties entering into the Separation Agreement. The Separation Agreement provides for those transfers of assets and assumptions of liabilities that are necessary in connection with the separation so that we and HHH retain or acquire the assets necessary to operate our respective businesses and retain or assume the liabilities allocated in accordance with the separation. The Separation Agreement also provides for the settlement or extinguishment of certain liabilities and other obligations between us and HHH. In particular, the Separation Agreement provides that, subject to the terms and conditions contained in the Separation Agreement:
•“Seaport Entertainment Assets” (as defined in the Separation Agreement), including, but not limited to, the equity interests of our subsidiaries, assets reflected on our pro forma balance sheet (unadjusted for any rights offerings or drawings under the Revolving Credit Agreement (as defined below)) and assets primarily (or in the case of business records and rights to indemnification, exclusively) relating to our business, are retained by or transferred to us or one of our subsidiaries, except as set forth in the Separation Agreement or one of the other agreements described below;
•“Seaport Entertainment Liabilities” (as defined in the Separation Agreement), including, but not limited to, the following, are retained by or transferred to us or one of our subsidiaries:
◦all of the liabilities (whether or not such liabilities cease being contingent, mature, become known, are asserted or foreseen or accrue, in each case before, at or after the effective time of the separation) to the extent related to, arising out of or resulting from our business;
◦all of the liabilities as of the effective time of the separation that would have resulted in such liabilities being included or reflected as liabilities or obligations of Seaport Entertainment or its subsidiaries on our pro forma balance sheet;
◦liabilities based upon, relating to or arising from our contracts;
◦liabilities based upon, relating to or arising from our intellectual property;
◦liabilities based upon, relating to or arising out of our permits;
◦liabilities based upon, relating to or arising out of our real property leases;
◦liabilities based upon, relating to or arising out of our owned property;

◦liabilities with respect to terminated, divested or discontinued businesses, assets or operations that were of such a nature that they would have been part of our business had they not been terminated, divested or discontinued;
•“Environmental Liabilities” (as defined in the Separation Agreement) arising at, prior to or after the effective time of the separation to the extent based upon, relating to or arising from the conduct of our business;
◦liabilities arising out of claims by any third party against us to the extent relating to, arising out of or resulting from our business or our assets; and
◦all assets and liabilities of HHH will be retained by HHH or one of its subsidiaries (other than us or one of our subsidiaries), except as set forth in the Separation Agreement or one of the other agreements described below and except for other limited exceptions that will result in us retaining or assuming certain other specified liabilities.
The allocation of liabilities with respect to taxes, except for payroll taxes and reporting and other tax matters expressly covered by the employee matters agreement, are generally covered by the tax matters agreement.
Except as expressly set forth in the Separation Agreement or any ancillary agreement, all assets were transferred on an “as is,” “where is” basis and the respective transferees bear the economic and legal risks that any conveyance proves to be insufficient to vest in the transferee good title, free and clear of any security interest, that any necessary approvals or notifications are not obtained or made or that any requirements of laws or judgments are not complied with. In general, neither we nor HHH make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with such transfers or assumptions, or any other matters.
Information in this prospectus with respect to the assets and liabilities of the parties following the separation is presented based on the allocation of such assets and liabilities pursuant to the Separation Agreement, unless the context otherwise requires. Certain of the liabilities and obligations assumed by one party or for which one party may have an indemnification obligation under the Separation Agreement and the other agreements relating to the separation are, and following the separation may continue to be, the legal or contractual liabilities or obligations of another party. Each such party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the Separation Agreement, to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.
Cash Contribution
Pursuant to the Separation Agreement, HHH contributed approximately $23.4 million to us to provide additional liquidity following the spin-off.
Further Assurances; Separation of Guarantees
To the extent that any transfers of assets or assumptions of liabilities contemplated by the Separation Agreement were not consummated on or prior to the date of the spin-off, each party has agreed to use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the Separation Agreement and other transaction agreements. Additionally, we and HHH agree to use commercially reasonable efforts to remove us and our subsidiaries as a guarantor of liabilities retained by HHH and its subsidiaries and to remove HHH and its subsidiaries as a guarantor of liabilities to be assumed by us.

Shared Contracts and Permits
In the event any contract or permit is not a Seaport Entertainment Asset and is shared between HHH and us, such contract or permit remains with HHH; however, the parties are required to take reasonable actions to cause the appropriate party to receive the benefit of the contract or permit after the separation is complete.
Release of Claims and Indemnification
Except as otherwise provided in the Separation Agreement or any ancillary agreement, each party releases and forever discharges the other party and its subsidiaries and affiliates from all liabilities of such party, liabilities arising from, or in connection with, the transactions and other activities to implement the separation and the spin-off and liabilities arising from or in connection with actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing prior to the effective time of the separation (whether or not such liabilities cease being contingent, mature, become known, are asserted or foreseen, or accrue, in each case before, at or after the effective time of the separation) to the extent relating to, arising out of or resulting from such party’s business, assets and liabilities. The releases do not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation pursuant to the Separation Agreement or any ancillary agreement. These releases are subject to certain exceptions set forth in the Separation Agreement.
The Separation Agreement provides for cross-indemnities that, except as otherwise provided in the Separation Agreement, are principally designed to place financial responsibility for the obligations and liabilities allocated to us under the Separation Agreement with us and financial responsibility for the obligations and liabilities allocated to HHH under the Separation Agreement. Specifically, each party agrees to indemnify, defend and hold harmless the other party, its affiliates and subsidiaries and each of its past, present and future officers, directors, employees and agents for any losses relating to, arising out of or resulting from, directly or indirectly:
•the liabilities the indemnifying party assumed or retained pursuant to the Separation Agreement;
•any breach by the indemnifying party of the Separation Agreement or any ancillary agreement (unless such other ancillary agreement expressly provides for separate indemnification therein);
•any third-party claims that the use of the indemnifying party’s intellectual property by the other party infringes the intellectual property rights of such third-party;
•any guarantee, indemnification or contribution obligation, letter of credit, bond or similar credit support commitment by the other party for the benefit of the indemnifying party; and
•any untrue statement or alleged untrue statement of material fact or omission by such indemnifying party in this prospectus, our registration statement on Form 10 or any other disclosure document.
Each party’s aforementioned indemnification obligations are uncapped; provided that the amount of each party’s indemnification obligations is subject to reduction by any insurance proceeds received by the party being indemnified. The Separation Agreement also specifies procedures with respect to claims subject to indemnification and related matters. Indemnification with respect to taxes is governed by the tax matters agreement.
Legal Matters
Except as otherwise set forth in the Separation Agreement or any ancillary agreement (or as otherwise described above), each party to the Separation Agreement assumes the liability for, and may elect to control, all pending, threatened and future legal matters related to its own business or its assumed or retained liabilities and agrees to indemnify the other party for any liability arising out of or resulting from such legal matters.
Insurance
Following the separation, HHH has agreed to provide insurance coverage for us through April 2025, after which we will be responsible for obtaining and maintaining at our own cost our own insurance coverage. Additionally, with respect to certain claims arising prior to the separation, we may seek coverage under HHH third-party insurance policies in effect prior to the separation to the extent that coverage may be available thereunder.
No Restriction on Competition
None of the provisions of the Separation Agreement includes any non-competition or other similar restrictive arrangements with respect to the range of business activities which may be conducted by either party.
No Hire and No Solicitation
Subject to customary exceptions, neither we nor HHH will, without the consent of the other party, solicit or hire any vice-president level and above employees of the other party or its subsidiaries for one year following the separation.
Dispute Resolution
If a dispute arises between us and HHH under the Separation Agreement, the parties agree to first seek to settle the matter amicably by negotiation in the normal course of business at the operational level for a 15-day period. If the parties are unable to resolve the dispute in such manner, the Separation Agreement requires that executives of the parties negotiate to resolve such dispute for an additional 30-day period. If the parties are unable to resolve the dispute in this manner then, unless otherwise agreed by the parties and except as otherwise set forth in the Separation Agreement, the Separation Agreement provides that dispute will be resolved through binding confidential arbitration.
Term/Termination
The term of the Separation Agreement is indefinite, and it may only be terminated with the prior written consent of both HHH and us.
Separation Costs
All costs with respect to the separation incurred in connection with the transactions contemplated by the Separation Agreement are to be borne 100% by HHH, in accordance with the Separation Agreement, except as otherwise provided by the tax matters agreement.
Any costs or expenses incurred by a party for actions requested by the other party to vest in such party all of the transferring party’s right, title and interest to the assets allocated to such party will be borne by the requesting party.
Termination of Intercompany Arrangements
Except as otherwise set forth in the Separation Agreement, upon completion of the separation, all intercompany agreements, arrangements, commitments or understandings between HHH or any subsidiary of HHH (other than us and our subsidiaries), on the one hand, and us or any of our subsidiaries, on the other hand, were terminated, subject to certain exceptions.
Other Matters Governed by the Separation Agreement
Other matters governed by the Separation Agreement include, among others, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.
Transition Services Agreement
Pursuant to the transition services agreement, HHH and its subsidiaries agree to provide to us and our subsidiaries, on an interim, transitional basis, certain services, including, but not limited to information technology services, construction and development services, treasury services, human resources and property management. The charges for the transition services are generally expected to allow HHH to recover all internal and external costs and expenses it actually incurs in connection with providing the service without further markup and are calculated on a time and materials basis with pass-through of external costs.

The transition services are contemplated to be provided in the manner and at a level substantially consistent with that provided to us in the 12-month period preceding the spin-off date. The term for each of the transition services to be provided under the agreement is set forth in the service schedules, and it is anticipated that all of the services will expire within 12 months following the spin-off date. The transition services are also terminable by the service provider in the event of an uncured payment default by the service recipient, or by either party in the event of an uncured material breach by the other party. We can generally terminate any particular service prior to the scheduled expiration date, subject to a minimum notice period of 30 days.
Under the terms of the Transition Services Agreement, HHH is not be liable to us for claims under the transition services agreement except for those arising out of their gross negligence or willful misconduct. Neither us nor HHH will be liable for any special, punitive, indirect, incidental or consequential damages except those arising from the respective party’s gross negligence or willful misconduct.
Employee Matters Agreement
The employee matters agreement allocates liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs and other related matters. Pursuant to the employee matters agreement, except as otherwise provided in the transition services agreement, from and after the effective time of the spin-off, HHH assumes or retains all liabilities with respect to all HHH employees and former employees and all HHH compensation and employee benefit plans and arrangements, and we assume or retain all liabilities with respect to all Seaport Entertainment employees and all Seaport Entertainment compensation and employee benefit plans and arrangements.
Equity Award Treatment. Pursuant to the employee matters agreement, HHH equity-based incentive awards that were outstanding immediately prior to the spin-off were treated as follows in connection with the spin-off. The number of shares subject to (and in the case of stock options, the exercise price of) each award was adjusted in a manner intended to preserve the aggregate intrinsic value of each award immediately prior to the spin-off.
•Stock Options. Effective as of immediately prior to the completion of the spin-off, each outstanding stock option covering shares of HHH common stock was converted into an option covering shares of HHH common stock and an option covering shares of Seaport Entertainment common stock.
•Time-Based Restricted Stock. Effective as of immediately prior to the completion of the spin-off, each HHH time-based restricted stock award that was held by an employee or non-employee director of HHH was converted into a restricted stock award covering shares of HHH common stock, and each HHH time-based restricted stock award that was held by an employee of Seaport Entertainment was converted into a restricted stock award covering shares of Seaport Entertainment common stock.
•Performance-Based Restricted Stock. Effective as of immediately prior to the completion of the spin-off:
◦Each HHH performance-based restricted stock award which vests based on achievement of absolute or relative HHH total shareholder return was converted into a time-based restricted stock award covering a number of shares of common stock of the holder’s post-distribution employer, based on actual achievement of the performance metrics applicable to the award as of the date of the completion of the spin-off, and will continue to be subject to the original vesting period based on the holder’s continued service with his or her post-distribution employer.
◦Each HHH performance-based restricted stock award which vests based on achievement of HHH net asset value per share (“NAV”) or adjusted NAV that was held by an HHH employee was converted into an award covering shares of HHH common stock and will continue to be subject to the same terms and conditions following the effective time as applied to such award prior to the effective time of the separation, subject to adjustment of the applicable performance goals and/or performance calculation methodology in order to reflect the separation. Each performance-based restricted stock award which vests based on achievement of HHH NAV or adjusted NAV that was held by a Seaport Entertainment employee was converted into a time-based restricted stock award covering a number of shares of Seaport Entertainment common stock based on the original number of shares subject to the award at the time of grant and will continue to be subject to the original vesting period following the spin-off based on the holder’s continued service with Seaport Entertainment.
Cash Incentive Programs. In connection with the spin-off, we assumed responsibility for cash bonus and incentive payments to our employees with respect to performance periods under HHH programs that were open as of the effective time of the separation and any unpaid amounts that such employees had earned under such programs prior to the spin-off date.
Retirement, Health and Welfare Plans. In connection with the spin-off, our employees ceased to participate in HHH’s 401(k) plan, and we will establish a 401(k) plan for the benefit of Seaport Entertainment employees. Pursuant to the transition services agreement, Seaport Entertainment employees will continue to participate in HHH’s health and welfare plans until December 31, 2024, subject to our reimbursement obligations to HHH thereunder. Following such transition period, we will establish and maintain health and welfare plans for the benefit of Seaport Entertainment employees.
Non-Qualified Deferred Compensation Plans. In connection with the spin-off, our employees ceased to be eligible to make future deferrals under the HHH non-qualified deferred compensation plan, and we will establish a deferred compensation plan for the benefit of Seaport Entertainment employees. The account balances of Seaport Entertainment employees will be transferred from the HHH non-qualified deferred compensation plan to our non-qualified deferred compensation plan.
Termination. The term of the employee matters agreement is indefinite, and it may only be terminated with the prior written consent of both HHH and us.
Tax Matters Agreement
The tax matters agreement governs HHH’s and our respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and certain other matters regarding taxes.
In general, we are responsible for all U.S. federal, state, local and foreign taxes (and any related interest, penalties or audit adjustments) that are attributable to us or our businesses for any tax period (or portion thereof) beginning after the spin-off. In addition, we are responsible for taxes incurred by HHH or us relating to or arising out of any failure of the intended tax treatment of the spin-off which failure is attributable to certain acts or omissions by us, inaccuracies, misrepresentations or misstatements relating to us or certain events involving our stock or assets, except that we will generally not bear any such taxes resulting from corporate-level taxable gain to HHH under Section 355(e) of the Code, which would be incurred if there is a 50% or greater change in ownership, by vote or value, of HHH stock, our stock or stock of a successor of either HHH or us occurring as part of a plan or series of related transactions that includes the spin-off. HHH will be responsible for taxes incurred by HHH or us relating to or arising out of any failure of the intended tax treatment of the spin-off which failure is attributable to certain acts or omissions by HHH, inaccuracies, misrepresentations or misstatements relating to HHH or certain events involving HHH’s stock or assets. Any other taxes incurred by HHH or us arising out of the spin-off, not described above will generally be shared equally by HHH and us.
The tax matters agreement requires us to comply with the representations, covenants and agreements made to legal counsel in connection with the tax opinion HHH received regarding the intended tax treatment of the spin-off. The tax matters agreement also restricts our ability to take or fail to take certain actions if such action or failure to act could adversely affect the intended tax treatment, other than as a result of the application of Section 355(e) of the Code. In particular, in the two years following the distribution, we may be restricted from, among other things, (i) ceasing to actively conduct certain of our businesses or (ii) disposing of more than a threshold amount of assets used in our business, in each case, unless we obtain a waiver from HHH or receive a private letter ruling from the IRS or an unqualified opinion of a nationally recognized tax advisor that such action will not cause a failure of the intended tax treatment. Notwithstanding receipt of such ruling or opinion, in the event that such action causes a failure of the intended tax treatment, we could be responsible for taxes arising therefrom.

The tax matters agreement also generally requires us to provide notice to HHH in the event we enter into or become aware of certain transactions pursuant to which our equity would be issued or acquired in the two years following the spin-off. To the extent we have a right to prohibit any such transaction and such transaction could reasonably be expected to result in corporate-level taxable gain to HHH under Section 355(e) of the Code, we will generally be required not to permit such transaction until we and HHH, working diligently and in good faith, have made commercially reasonable efforts to identify and effectuate alternatives to such transactions that could not reasonably be expected to materially adversely affect either HHH or us.
Our obligations under the tax matters agreement are not limited in amount or subject to any cap. Further, even if we are not responsible for tax liabilities of HHH under the tax matters agreement, we nonetheless could be liable under applicable tax law for such liabilities if HHH were to fail to pay them. If we are required to pay any liabilities under the circumstances set forth in the tax matters agreement or pursuant to applicable tax law, the amounts may be significant.
Revolving Credit Agreement
In connection with the spin-off, we, though our wholly owned subsidiary SEG Revolver, LLC, entered into a credit agreement with HHH, as lender (the “Revolving Credit Agreement”). For a description of the material terms of the Revolving Credit Agreement, see “Description of Certain Indebtedness—Revolving Credit Agreement.”
250 Water Total Return Swap Guaranty
In connection with the spin-off, we caused our subsidiary 250 Seaport District, LLC to enter into certain agreements with Mizuho Capital Markets, the agent under the Existing 250 Water Street Term Loan (as defined in “Description of Certain Indebtedness—250 Water Street Term Loan and Total Return Swap”), pursuant to which we refinanced the Existing 250 Water Street Term Loan. In connection with the refinancing, we entered into a total return swap with Mizuho Capital Markets to provide credit support for 250 Seaport District, LLC’s obligations. Our obligations under the total return swap are in turn supported by a guaranty provided by TWL-Bridgeland Holding Company, LLC, a subsidiary of HHH. For a description of the material terms of such guaranty, see “Description of Certain Indebtedness—250 Water Street Term Loan and Total Return Swap.”
Agreements with Pershing Square
Backstop Agreement
In connection with the Rights Offering, we have entered into a backstop agreement with Pershing Square, pursuant to which Pershing Square has agreed to (i) exercise its pro rata subscription right with respect to the Rights Offering at a price of $25 per share of our common stock and (ii) purchase any shares not purchased upon the expiration of the Rights Offering at the Rights Offering price, up to $175 million in the aggregate. HHH is providing a limited guarantee of certain of our obligations under the backstop agreement relating to periods prior to the spin-off.
The backstop agreement contains customary closing conditions, including that (i) there has been no litigation or order preventing the distribution of the securities or the Rights Offering; (ii) no stop order suspending the effectiveness of this registration statement is in effect or related proceeding initiated; (iii) the underlying shares of common stock issuable upon exercise of the rights have been approved for listing, subject to notice of issuance, and the rights have been listed on NYSE American, as disclosed in this prospectus; (iv) all requisite filings with any governmental entity will have occurred on or prior to the closing date of the Rights Offering; (v) we have mailed this prospectus to each holder of common stock no earlier than the 31st day following completion of the spin-off; (vi) the Rights Offering has been conducted on the terms (including the subscription price) and conditions set forth in this prospectus; (vii) no material adverse change has occurred; (viii) as of the closing date of the Rights Offering, trading in the shares of our common stock has not been suspended by the SEC or NYSE American or trading in securities generally on NYSE American has not been suspended or limited; (ix) we have performed or complied with, in all material respects, each of our covenants contained in the backstop agreement, (x) each of certain fundamental representations of ours is required to be true and correct with the same force and effect as if made at and as of the closing date of the Rights Offering (except with respect to fundamental representations that are made as of a specific date are required to be true and correct only on and as of such date), and (xi) each of our other representations are required to be true and correct (except that representations and warranties that are made as of a specific date are required to be true and correct only on and as of such date) in all material respects. Fundamental representations include representations as to (i) organization and qualification, (ii) capitalization, (iii) validity of securities issued, (iv) due authorization and (v) the due execution of the backstop agreement and its status as a valid and binding agreement.
The backstop agreement may be terminated under certain circumstances by Pershing Square, including, (i) if either we or HHH is in default of our or its respective obligations under the backstop agreement in any material respect and fail to remedy such material breach within 15 days’ notice, (ii) if any of the closing conditions are not satisfied on or before the closing date for the Rights Offering, or (iii) the Rights Offering has not been terminated or canceled or that the closing has not occurred prior to October 25, 2024. Pershing Square’s obligations to provide the backstop under the agreement expire on October 25, 2024.
Additionally, Pershing Square has agreed to standstill provisions such that, subject to limited exceptions, it will not effect or agree to effect any acquisition of our securities for 18 months following the spin-off. We have agreed to reimburse Pershing Square for certain reasonable and documented out of pocket expenses.
Investor Rights Agreement
We expect to enter into an investor rights agreement with Pershing Square (the “Investor Rights Agreement”). The Investor Rights Agreement will provide Pershing Square with certain rights, including, under certain circumstances and subject to certain restrictions, rights with respect to the registration of its shares of our common stock under the Securities Act, including customary demand and piggyback registration rights. Pursuant to the registration rights contained in the Investor Rights Agreement, we will be obligated to file a resale shelf registration statement with the SEC. For a description of these registration rights, see “Description of Capital Stock—Registration Rights” for additional information.
Pursuant to the Investor Rights Agreement, Pershing Square will also have the right to nominate one individual to serve on our board of directors; however, if we increase the size of the board to larger than five directors, Pershing Square will have the right to nominate individuals representing at least 20% of the total number of directors. Our obligations under the provisions of the Investor Rights Agreement related to Pershing Square’s nomination rights will terminate on the earlier of (i) the date on which Pershing Square no longer beneficially owns at least 10% of the total outstanding shares of our common stock and (ii) Pershing Square’s irrevocable waiver and termination of such rights. These board designation rights are also contained in the Certificate of Incorporation.
Procedures for Approval of Related Party Transactions
Our board of directors has adopted a written policy on related party transactions (the “RPT Policy”). This policy was not in effect when we entered into the transactions described above. Each of the agreements between us and HHH and its subsidiaries that were entered into prior to the spin-off, and any transactions contemplated thereby, are deemed to be approved and not subject to the terms of such policy.
As described in the Code of Conduct, conflicts of interest can arise when an employee’s or a director’s personal or family relationships, financial affairs, an outside business involvement or other private interest may adversely influence the judgment or loyalty required for performance of his or her duties to us. In cases where there is an actual or even the appearance of a conflict of interest, the individual involved is required to disclose such conflict to our General Counsel.
The RPT Policy, which supplements the Code of Conduct provisions addressing conflicts of interest, addresses our policy with respect to related party transactions. The RPT Policy is administered by the Audit Committee. Under this policy, the Audit Committee will review certain financial transactions, arrangements and relationships between the Company and any of the following related parties to determine whether any such transaction, arrangement or relationship is a related party transaction:
•any director, director nominee or executive officer of the Company;

•any beneficial owner of more than 5% of the Company’s outstanding stock; and
•any immediate family member of any of the foregoing.
No director may participate in any approval or ratification of a related party transaction in which the director or an immediate family member of the director is involved. The Audit Committee may only approve or ratify those transactions the Audit Committee determines to be in our best interests.
Any related party transaction previously approved or ratified by the Audit Committee or otherwise already existing that is ongoing in nature will be reviewed by the Audit Committee annually.

DESCRIPTION OF CERTAIN INDEBTEDNESS
The following is a summary of the terms of our principal indebtedness. It does not purport to be complete and is subject to, and qualified in its entirety by reference to, the underlying documents.
250 Water Street Term Loan and Total Return Swap
On September 7, 2023, our subsidiary 250 Seaport District, LLC (“250 Water Street Borrower,” then a subsidiary of HHH), the fee owner of 250 Water Street, entered into a term loan agreement (the “Existing 250 Water Street Term Loan”) with Mizuho Capital Markets (“MCM”), as agent, and certain lenders. The Existing 250 Water Street Term Loan is a variable rate term loan secured by, among other things, a mortgage encumbering, and a security interest in the operating cash flow of, 250 Water Street. In connection with the Existing 250 Water Street Term Loan, TWL-Bridgeland Holding Company, LLC (“TWL-Bridgeland”), the guarantor of 250 Water Street Borrower’s obligations under the Existing 250 Water Street Term Loan and a subsidiary of HHH, entered into a total return swap with MCM to provide credit support for the 250 Water Street Borrower’s obligations under the Existing 250 Water Street Term Loan.
In connection with the spin-off, we caused 250 Water Street Borrower to enter into certain agreements (collectively, the “Refinanced 250 Water Street Term Loan”) with MCM pursuant to which we refinanced the Existing 250 Water Street Term Loan to reduce our outstanding indebtedness and provide us with greater financial flexibility. In connection with the Refinanced 250 Water Street Term Loan, we entered into a total return swap with MCM to provide credit support for the 250 Water Street Borrower’s obligations under the Refinanced 250 Water Street Term Loan (the “250 Water Street TRS”), and our obligations under such total return swap are in turn supported by a guaranty provided by TWL-Bridgeland. Following such refinancing, MCM continues to have (a) the same security for the Refinanced 250 Water Street Term Loan as it had for the Existing 250 Water Street Term Loan and (b) additional security in the form of a full backstop guaranty provided by TWL-Bridgeland for the benefit of MCM. In consideration of TWL-Bridgeland providing such guarantee, TWL-Bridgeland will be paid an annual guaranty fee equal to 2.0% of the $61.3 million refinanced debt balance. The assumed interest rate of the indebtedness associated with 250 Water Street is based on SOFR plus a margin of 4.5%. This assumed interest rate is the combination of the interest rates on two instruments: (1) the Refinanced 250 Water Street Term Loan between the Company and the lender pursuant to which the Company is obligated to pay MCM an amount equal to SOFR plus 5.0% and (2) the 250 Water Street TRS, pursuant to which the Company is entitled to receive 0.5% from the lender. The Refinanced 250 Water Street Term Loan is scheduled to mature on July 1, 2029.
Under the Refinanced 250 Water Street Term Loan, we are required to comply with various collateral maintenance and financial covenants, including with respect to a specified net loan-to-value ratio, which we are required to calculate on a quarterly basis. The Refinanced 250 Water Street Term Loan also requires us to comply with a number of customary covenants, including covenants related to non-occurrence of regulatory events, acts of bankruptcy, material changes to the security and other customary covenants and related provisions.
Las Vegas Ballpark Deed of Trust
On July 20, 2018, in order to finance the Las Vegas Ballpark, Clark County Las Vegas Stadium, LLC (“CCLVS”), then a subsidiary of HHH, entered into a Note Purchase Agreement pursuant to which it issued a 4.92% senior secured note to Wells Fargo Trust Company, National Association, as trustee, in the principal amount of $51.2 million (the “Las Vegas Note Purchase Agreement”). The Las Vegas Note Purchase Agreement is secured by a deed of trust (the “Las Vegas Ballpark Deed of Trust”). The Las Vegas Note Purchase Agreement is secured by, among other things, a lien on the Las Vegas Ballpark pursuant to the Las Vegas Ballpark Deed of Trust and certain of CCLVS’s interests in agreements related to the Las Vegas Ballpark.
The Las Vegas Ballpark Deed of Trust includes customary provisions relating to the occurrence of events of default, including payment default on the note if not cured within 5 days, failure to comply with certain covenants, CCLVS’s default on certain of our other agreements, if the Aviators relocate their home games to a facility outside of Las Vegas, and if CCLVS assigns, pledges or otherwise grants a security interest in the property secured by the Las Vegas Ballpark Deed of Trust.

Under the Las Vegas Ballpark Deed of Trust, CCLVS is also subject to certain covenants limiting, among other things, CCLVS’s ability to incur or guaranty additional indebtedness; pay dividends or make distributions that would cause an event of default; lease, sell or transfer the secured property; initiate bankruptcy or insolvency hearings; sell certain assets or merge with or consolidate into other companies; amend or modify its governing documents; create, organize or establish any subsidiary; combine with or merge with another entity; and create, incur or suffer to exist certain liens.
The Las Vegas Ballpark Mortgage matures on December 15, 2039. As of December 31, 2023, the Las Vegas Ballpark Deed of Trust had an aggregate principal amount of $43.0 million.
Prior to the spin-off, HHH guaranteed the Las Vegas Ballpark Deed of Trust pursuant to an indemnity and guaranty agreement. However, in connection with the spin-off, we entered into a replacement indemnity and guaranty agreement pursuant to which we replaced HHH as guarantor of the Las Vegas Ballpark Deed of Trust pursuant to an agreement that contains substantially the same terms as the pre-existing indemnity and guaranty agreement.
Revolving Credit Agreement
In connection with the spin-off from HHH, we, through our wholly owned subsidiary SEG Revolver, LLC (“SEG Revolver”), entered into the Revolving Credit Agreement with HHH, as lender. The Revolving Credit Agreement provides for a revolving commitment of $5.0 million, with an interest rate of 10.0% and a term of 1 year (which may be extended for an additional 6 months at the discretion of HHH). Our obligations under the Revolving Credit Agreement are unsecured. The Revolving Credit Agreement provides for the mandatory prepayment of the revolving loans from the net proceeds of the Rights Offering and asset sales by Seaport Entertainment and its subsidiaries. The Revolving Credit Agreement requires SEG Revolver and certain of its subsidiaries (including Seaport Entertainment) to comply with a number of customary covenants, including limitations on the ability to pay dividends or make distributions; merge with or consolidate into other companies; amend or modify their governing documents and create, incur or suffer to exist certain liens. The Revolving Credit Agreement includes customary provisions relating to the occurrence of events of default, including default for failure to make interest payments if not cured within three business days and failure to comply with covenants if not cured within 30 days with respect to certain covenants.

DESCRIPTION OF CAPITAL STOCK
In connection with the spin-off, we amended and restated our certificate of incorporation and our bylaws. The following is a description of the material terms of, and is qualified in its entirety by, our Certificate of Incorporation and our Bylaws, each of which is filed as an exhibit to this registration statement. Because this is only a summary, it may not contain all the information that is important to you.
Authorized Capital Stock
Under the Certificate of Incorporation, the Company’s authorized capital stock consists of 480,000,000 shares of common stock and 20,000,000 shares of preferred stock.
Common Stock
Holders of the Company’s common stock are entitled to:
Voting Rights
Each share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. Holders of common stock do not have cumulative voting rights.
Dividend Rights
Subject to any preferential rights of any outstanding preferred stock, holders of our common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose.
Liquidation Rights
If there is a liquidation, dissolution or winding up of our Company, holders of our common stock will be entitled to ratable distribution of our assets remaining after the payment in full of liabilities and any preferential rights of any outstanding preferred stock.
Other Rights and Preferences
There are no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
Preferred Stock
Under our Certificate of Incorporation, our board of directors is authorized to issue “blank check” preferred stock, which may be issued in one or more series upon authorization of our board of directors. Our board of directors is authorized to fix the designation of the series, the number of authorized shares of the series, dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences and any other rights, powers, preferences and limitations applicable to each series of preferred stock. The authorized shares of our preferred stock are available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange on which our securities may be listed. If the approval of our stockholders is not required for the issuance of shares of our preferred stock, our board may determine not to seek stockholder approval.
A series of our preferred stock could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors will make any determination to issue such shares based upon its judgment as to the best interests of our stockholders. Our directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price of the stock.
The preferred stock will, when issued, be fully paid and nonassessable. Unless otherwise specified, each series of preferred stock will rank equally as to dividends and liquidation rights in all respects with each other series of preferred stock. The rights of holders of shares of each series of preferred stock will be subordinate to those of our general creditors.
We may, at our option, with respect to any series of preferred stock, elect to offer fractional interests in shares of preferred stock, and provide for the issuance of depositary receipts representing depositary shares, each of which will represent a fractional interest in a share of the series of preferred stock. The fractional interest will be specified in the prospectus supplement relating to a particular series of preferred stock.
Registration Rights
Pursuant to the Investor Rights Agreement, we will agree that upon Pershing Square’s request we will use our commercially reasonable efforts to effect a registration under applicable federal and state securities laws for shares of our common stock held by Pershing Square. Following the completion of the Rights Offering, the shares covered by registration rights will represent, at most, 72.3% of our outstanding common stock, assuming no stockholder other than Pershing Square participates in the Rights Offering. The registration rights will terminate as to each Pershing Square entity on the date on which such entity no longer owns any registrable securities.
Demand Registration Rights
Pershing Square may request that we file a registration statement to register the offer and sale of its shares. Each such request for registration must cover securities the aggregate fair market value of which is at least $25 million. We will not be obligated to effect an underwritten offering with respect to any entity that is a Company affiliate during the regular trading blackout period for our directors, officers and other certain employees. The number of demand registrations that Pershing Square will be entitled to request will be unlimited; provided, that we will not be obligated to undertake more than one related underwritten offering in any twelve-month period following , 2024, nor more than one in any twelve-month period generally.
Piggyback Registration Rights
Pershing Square will also be entitled to certain “piggyback” registration rights. If we propose to register shares of our common stock or other securities under the Securities Act, either for our own account or for the account of other security holders, in connection with such offering, Pershing Square will be able to request that we include its shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, subject to certain exceptions, Pershing Square will be entitled to notice of the registration and have the right, subject to certain limitations, to include its shares of common stock in the registration.
Anti-Takeover Effects of Various Provisions of Delaware Law, our Certificate of Incorporation and Bylaws and the Investor Rights Agreement
Provisions of the DGCL, our Certificate of Incorporation and Bylaws and the Investor Rights Agreement could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in improved terms for our stockholders.

Delaware Anti-Takeover Statute
We are subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or, if the person is an affiliate or an associate of the Company, within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.
We have granted a waiver of the applicability of the provisions of Section 203 such that Pershing Square, which currently owns approximately 37.9% of the outstanding shares of our common stock, may increase its position in our common stock without being subject to Section 203’s restrictions on business combinations. As such, Pershing Square, through its ability to accumulate more common stock than would otherwise be permitted under Section 203, has the ability to become a large holder group that would be able to affect matters requiring approval by Company stockholders, including the election of directors and approval of mergers or other business combination transactions.
These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third-party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. There also may be dilution of our common stock from the exercise of outstanding warrants, which may materially adversely affect the market price and negatively impact a holder’s investment.
Size of Board and Vacancies
Our Bylaws provide that the number of directors on our board of directors is to be fixed exclusively by our board of directors. Subject to the rights of holders of any series of Preferred Stock outstanding and subject to rights of Pershing Square, any vacancies in our board of directors resulting from death, resignation, disqualification, retirement, removal from office or other cause and any newly created directorships will be filled exclusively by the majority vote of our remaining directors in office, even if less than a quorum is present. Our Certificate of Incorporation and Bylaws permit stockholders to remove a director or directors with or without cause.
Pursuant to the Certificate of Incorporation, as long as Pershing Square owns at least 10% of the total outstanding shares of our common stock, Pershing Square will be entitled to nominate at least one director to our board of directors and, if we increase the size of the board to larger than five directors, as many nominees as represent at least 20% of the total number of directors then on the board. These board designation rights are also expected to be contained in the Investor Rights Agreement we expect to enter into with Pershing Square.
Indemnification of Directors and Officers
Section 102 of the DGCL permits a corporation to eliminate the personal liability of its directors or certain officers for monetary damages for a breach of fiduciary duty as a director or officer, except where the director or officer breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, with respect to directors, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law, obtained an improper personal benefit, or with respect to officers, any action by or in the right of the corporation. The Certificate of Incorporation provides that no director or officer shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director or officer, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors or officers for breaches of fiduciary duty.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper.
Our Bylaws provide that the Company will indemnify and hold harmless, to the fullest extent permitted by the DGCL and subject to certain exceptions, any director or officer who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Company, or while serving as such, is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such Proceeding. The officers entitled to indemnification are limited to those specified in the Bylaws. The Company is also obligated to advance expenses of those entitled to mandatory indemnification.
Our Bylaws also provide that the Company has the power to indemnify and hold harmless, to the fullest extent permitted by applicable law, any employee or agent of the Company who was or is made or is threatened to be made a party or is otherwise involved in any Proceeding by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was an employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such Proceeding.
We have entered into indemnification agreements with our directors and executive officers.
We will maintain a general liability insurance policy which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.
Special Stockholder Meetings
Under our Certificate of Incorporation and Bylaws, our board of directors is permitted to call special meetings of our stockholders. A special meeting is also be required to be called by the secretary upon written request by stockholders who together hold 20% or more of the voting power of the issued and outstanding shares of the capital stock of the Company entitled to vote generally in the election of directors.
Prohibition of Stockholder Action by Written Consent
Our Certificate of Incorporation expressly prohibits our stockholders from acting by written consent. Stockholder action is required to take place at an annual or a special meeting of our stockholders.
Requirements for Advance Notice of Stockholder Nominations and Proposals
Our Bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board of directors.
Restrictions on Ownership; Transfer of Excess Shares to a Trust

To comply with the policies of MLB, the Certificate of Incorporation provides that, as long as we have an ownership interest in the professional baseball club currently known as the Aviators and subject to certain exceptions, no person may acquire shares of our common stock if, after such acquisition, that person would (i) own at least 10% of the outstanding shares of our common stock, unless such person has received prior written approval from MLB, (ii) own at least 50% of the outstanding shares of our common stock or at least 50% of the total voting power of our then-outstanding securities entitled to vote generally in the election of directors or (iii) have the ability to appoint at least a majority of the members of our board, unless, in each case, such person is approved by MLB or qualifies as an exempt person (which includes Pershing Square or any person approved by MLB as the “control person” of the Aviators). In the event that a person (the “excess share transferor”) attempts to acquire shares of our common stock in violation of these restrictions, the applicable excess shares would automatically be transferred to a trust and held for the benefit of the excess share transferor, and the excess shares may be sold for cash, on the open market, in privately negotiated transactions or otherwise; however, in the case of any purported transfer that would result in a person being a 10% Holder (as defined herein), if the excess shares constitute less than 1% of the then outstanding shares of our common stock, the transferor may notify us that they intend to seek MLB approval, in which case the trustee will refrain from selling the related excess shares for a 60-day period following the date of notice regarding automatic transfer of excess shares to the trust.
The Certification of Incorporation also provides that:
1.the trustee will have all voting rights with respect to the excess shares;
2.any shares of our common stock issued as a dividend on the excess shares will be treated as excess shares; and
3.subject to compliance with certain payment conditions, the excess share transferor will be entitled to receive any other dividends or distributions paid on the excess shares.
The provisions of the Certificate of Incorporation pertaining to the foregoing restrictions and the treatment of excess shares will terminate on the earlier of (1) there ceasing to be outstanding any shares of our common stock and (2) the date on which we no longer have an ownership interest in the professional baseball club currently known as the Aviators.
These share ownership limitations and required MLB approvals could have an anti-takeover effect, potentially discouraging third parties from making proposals for certain acquisitions of our common stock or a change of control transaction.
Transfer Agent and Registrar
Computershare Trust Company, N.A. is the transfer agent and registrar for our common stock.
Listing
Our common stock is listed on NYSE American under the symbol “SEG.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
The following discussion is a summary of the material U.S. federal income tax consequences of the receipt, exercise (or expiration) and disposition of the rights acquired through the Rights Offering and the ownership and disposition of shares of our common stock received upon exercise of the rights. This discussion does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a holder of the rights or shares of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the receipt of rights through the Rights Offering by persons holding shares of our common stock entitled to receive rights pursuant to the Rights Offering, the exercise (or expiration) of the rights, the disposition of the rights, and the ownership and disposition of shares of our common stock acquired upon exercise of the rights.
This discussion is limited to the rights acquired through the Rights Offering and shares of our common stock acquired upon exercise of rights, in each case, that are held as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances, including the impact of the alternative minimum tax or the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:
•U.S. expatriates and former citizens or long-term residents of the United States;
•persons holding the rights or shares of our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
•banks, insurance companies, and other financial institutions;
•brokers, dealers or traders in securities or currencies or traders that elect to mark-to-market their securities;
•“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•S corporations, partnerships or other entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes (and investors therein);
•real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt organizations or governmental organizations;
•persons deemed to sell the rights or shares of our common stock under the constructive sale provisions of the Code;
•persons subject to special tax accounting rules as a result of any item of gross income being taken into account in an applicable financial statement (as defined in the Code);
•persons who received, hold or will receive shares of our common stock or the rights pursuant to the exercise of any employee stock option or otherwise as compensation and persons who hold restricted common stock;
•tax-qualified retirement plans;
•persons who own or have owned (directly, indirectly or constructively) 5% or more of our common stock; and

•U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar.
If an entity treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, receives rights pursuant to the Rights Offering or receives shares of our common stock upon exercise of rights, as the case may be, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE RECEIPT, OWNERSHIP, EXERCISE AND DISPOSITION OF RIGHTS AND THE OWNERSHIP AND DISPOSITION OF SHARES OF OUR COMMON STOCK ACQUIRED UPON EXERCISE OF RIGHTS ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Tax Considerations Applicable to U.S. Holders
Definition of a U.S. Holder
For purposes of this discussion, a “U.S. Holder” is any beneficial owner of shares of our common stock, our rights or shares of our common stock acquired upon exercise of rights, as the case may be, that, for U.S. federal income tax purposes, is or is treated as any of the following:
•an individual who is a citizen or resident of the United States;
•a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;
•an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more United States persons (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.
Receipt of Rights
Although the authorities governing transactions such as the Rights Offering are complex and unclear in certain respects (including with respect to the effects of the over-subscription privilege), we believe and intend to take the position that a U.S. Holder’s receipt of rights pursuant to the Rights Offering should not be treated as a taxable distribution with respect to such holder’s existing shares of common stock for U.S. federal income tax purposes. Section 305(a) of the Code generally provides that the receipt by a stockholder of a right to acquire stock or warrants is not included in the taxable income of the stockholder; however, the general non-recognition rule in Section 305(a) of the Code is subject to exceptions described in Section 305(b) of the Code, which include “disproportionate distributions.” A disproportionate distribution is generally a distribution or a series of distributions, including deemed distributions, that has the effect of the receipt of cash or other property by some stockholders (including holders of rights to acquire stock and holders of debt instruments convertible into stock) and an increase in the proportionate interest of other stockholders (including holders of rights to acquire stock and holders of debt instruments convertible into stock) in a corporation’s assets or earnings and profits.
Seaport Entertainment has not made any distributions of cash or property (other than stock or rights to acquire stock) with respect to its stock or stock options, and Seaport has never had any warrants or convertible debt instruments outstanding. Currently, Seaport Entertainment does not intend to make any future distributions of cash or property (other than stock or rights to acquire stock) with respect to its stock or stock options; however, there is no guarantee that Seaport Entertainment will not make such distributions or payments, or distributions or payments in respect of other equity or convertible debt instruments, in the future.
This position regarding the non-taxable treatment of the Rights Offering is not binding on the IRS or the courts. If this position is finally determined by the IRS or a court to be incorrect, whether because, contrary to our expectations, distributions of cash or property (other than stock or rights to acquire stock) are made with respect to our stock or stock options, because the issuance of the rights is a “disproportionate distribution” or for any other reason, the fair market value of the rights would be taxable to U.S. Holders of our common stock generally in the manner as described below under “—Distributions on Common Stock.”
The following discussion is based upon the treatment of the Rights Offering as a non-taxable distribution with respect to a U.S. Holder’s existing shares of common stock for U.S. federal income tax purposes.
Tax Basis and Holding Period in the Rights
If the fair market value of the rights a U.S. Holder receives is less than 15% of the fair market value of the U.S. Holder’s existing shares of common stock with respect to which the rights are distributed on the date the U.S. Holder receives the rights, Section 307(b) of the Code provides that the rights will be allocated a zero tax basis for U.S. federal income tax purposes, unless the U.S. Holder elects to allocate the tax basis in the holder’s existing shares of common stock between the existing shares of common stock and the rights in proportion to the relative fair market values of the existing shares of common stock and the rights determined on the date of receipt of the rights. If a U.S. Holder chooses to allocate tax basis between the holder’s existing common shares and the rights, the U.S. Holder must make this election on a statement included with the holder’s timely filed U.S. federal income tax return (including extensions) for the taxable year in which the U.S. Holder receives the rights. Such an election is irrevocable.
However, if the fair market value of the rights a U.S. Holder receives is 15% or more of the fair market value of the holder’s existing shares of common stock on the date the U.S. Holder receives the rights, then the U.S. Holder must allocate tax basis in the existing shares of common stock between those shares and the rights the U.S. Holder receives in proportion to their fair market values determined on the date the U.S. Holder receives the rights. Please refer to the discussion below regarding the U.S. tax treatment of a U.S. Holder that, at the time of the receipt of the right, no longer holds the common stock with respect to which the right was distributed.
The fair market value of the rights on the date that the rights are distributed is uncertain, and we have not obtained, and do not intend to obtain, an appraisal of the fair market value of the rights on that date. In determining the fair market value of the rights, U.S. Holders should consider all relevant facts and circumstances, including, without limitation, any difference between the subscription price of the rights and the trading price of our shares of common stock on the date that the rights are distributed, the fair market value and the length of the period during which the rights may be exercised.
A U.S. Holder’s holding period in the rights it receives will include the holding period of the U.S. Holder’s existing shares of common stock with respect to which the rights are distributed.
Exercise of Rights
A U.S. Holder will not recognize gain or loss upon the exercise of a right received in the Rights Offering. A U.S. Holder’s adjusted tax basis, if any, in the right plus the subscription price will establish the U.S. Holder’s initial tax basis in the shares of common stock received upon exercise of such U.S. Holder’s right. It is unclear whether a U.S. Holder’s holding period for a share of common stock acquired upon exercise of a right in the Rights Offering will begin on the date of exercise or the day following the date of exercise.
If, at the time of the receipt or exercise of the right, the U.S. Holder no longer holds the common stock with respect to which the right was distributed, then certain aspects of the tax treatment of the receipt and exercise of the right are unclear, including (1) the allocation of the tax basis between the shares of our common stock previously sold and the right, (2) the impact of such allocation on the amount and timing of gain or loss recognized with respect to the shares of our common stock previously sold, and (3) the impact of such allocation on the tax basis of the shares of our common stock acquired upon exercise of the right. Furthermore, if you exercise the rights and sell other shares of our common stock within the 61-day period beginning 30 days before the exercise date and ending 30 days after the exercise date, the “wash sale” rules may disallow the recognition of any loss upon the sale of our common stock. If a U.S. Holder exercises a right received in the Rights Offering after disposing of shares of our common stock with respect to which the right is received, the U.S. Holder should consult its tax advisor.
Expiration of Rights
If a U.S. Holder allows rights received in the Rights Offering to expire, the U.S. Holder should not recognize any gain or loss for U.S. federal income tax purposes, and the U.S. Holder should re-allocate any portion of the tax basis in its existing common shares previously allocated to the rights that have expired to such U.S. Holder’s existing common shares.
Sale, Exchange or Other Disposition of Rights
Upon a sale, exchange, or other taxable disposition of rights received in the Rights Offering, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis, if any, in such rights. Such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period of the rights exceeded one year at the time of disposition. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, generally are subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.
Distributions on Common Stock
As described in the section titled “Dividend Policy,” we do not anticipate declaring or paying cash dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends received by a corporate U.S. Holder may be eligible for a dividends received deduction, subject to applicable limitations. Dividends received by certain non-corporate U.S. Holders, including individuals, are generally taxed at the lower applicable capital gains rate, provided that certain holding period and other requirements are satisfied. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital and first be applied against and reduce a U.S. Holder’s adjusted tax basis in its common stock, as the case may be, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale, Exchange or Other Disposition of Common Stock.”
Sale, Exchange or Other Disposition of Common Stock
Upon a sale, exchange, or other taxable disposition of our common stock, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized (not including any amount attributable to declared and unpaid dividends, which will be taxable to U.S. Holders who have not previously included such dividends in income as described above under “—Distributions on Common Stock”) and the U.S. Holder’s adjusted tax basis in our common stock. Such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for our common stock exceeded one year at the time of disposition. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, generally are subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.
Information Reporting and Backup Withholding
A U.S. Holder may be subject to information reporting and backup withholding when such holder receives dividend payments (including constructive dividends) or receives proceeds from the sale or other taxable disposition of the shares of our common stock acquired through the exercise of rights. Certain U.S. Holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A U.S. Holder will be subject to backup withholding if such holder is not otherwise exempt (or fails to properly establish an exemption) and:
•the holder fails to furnish the holder’s taxpayer identification number, which for an individual is ordinarily his or her social security number;
•the holder furnishes an incorrect taxpayer identification number;
•the applicable withholding agent is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or
•the holder fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.
Tax Considerations Applicable to Non-U.S. Holders
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of shares of our common stock, our rights or shares of our common stock acquired upon exercise of rights, as the case may be, that is neither a U.S. Holder nor an entity treated as a partnership for U.S. federal income tax purposes.
Receipt, Exercise and Expiration of the Rights
The discussion assumes that the receipt of rights will be treated as a nontaxable distribution. See “—Tax Considerations Applicable to U.S. Holders—Receipt of Rights” above. In such case, Non-U.S. Holders will not be subject to U.S. federal income tax (or any withholding thereof) on the receipt, exercise or expiration of the rights. Otherwise, the fair market value of the rights would be taxable to Non-U.S. Holders of our common stock generally in the manner as described below under “—Distributions on Common Stock.”
Distributions on Common Stock
As described in the section titled “Dividend Policy,” we do not anticipate declaring or paying cash dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Disposition of Common Stock.”
Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided that the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S.

Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.
Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Sale or Other Disposition of Rights or Common Stock
A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our rights or common stock unless:
•the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);
•the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or
•our rights or common stock constitute a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.
Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our rights or common stock, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are a USRPHC. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.
Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Payments of dividends on our common stock will not be subject to backup withholding, provided that the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions (including deemed distributions) on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our rights or common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person or the holder otherwise establishes an exemption. Proceeds of a disposition of our rights or common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends (including deemed dividends) on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our rights or common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends (including deemed dividends) on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of our rights or common stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.
Investors should consult their tax advisors regarding the potential application of withholding under FATCA to their receipt, ownership, and exercise and disposition of rights and the ownership and disposition of shares of our common stock acquired upon exercise of rights.

PLAN OF DISTRIBUTION
On or about           , 2024, the subscription rights will be distributed to holders of record of our common stock as of the record date. If you wish to exercise your subscription rights and purchase shares of common stock in this rights offering, you should timely comply with the procedures described in “The Rights Offering.”
The shares of common stock offered pursuant to this offering are being offered by us directly to all holders of our common stock. We intend to distribute subscription materials, including rights certificates, to those persons that were holders of our common stock on the record date.
The Dealer Manager, a broker-dealer and member of FINRA, is the dealer manager for this offering. Under the terms and subject to the conditions contained in the dealer management agreement, the Dealer Manager will provide certain financial advisory and marketing services in connection with this offering and will solicit the exercise of rights and participation in the over-subscription privilege by our stockholders and others. This offering is not contingent upon any number of rights being exercised. We have agreed to pay the Dealer Manager a fee for certain marketing and soliciting services equal to 5.0% of the subscription price per share for each share issued other than any shares issued to Pershing Square and our directors and officer pursuant to the exercise of the primary subscription and/or the over-subscription privilege. We have agreed to reimburse the Dealer Manager for certain out-of-pocket expenses, including the reasonable fees and disbursements of counsel for the Dealer Manager, and to reimburse the fees and expenses of the Dealer Manager in connection with review of this offering by FINRA in an amount up to $30,000.
We have agreed to indemnify the Dealer Manager for, or contribute to losses arising out of, certain liabilities, including liabilities under the Securities Act. The dealer manager agreement also provides that the Dealer Manager will not be subject to any liability to us in rendering the services contemplated by the dealer manager agreement except for any act of bad faith, willful misfeasance or gross negligence of the Dealer Managers or reckless disregard by the Dealer Manager of its obligations and duties under the dealer manager agreement. We, our directors, executive officers and Pershing Square have also agreed not to directly or indirectly sell, offer to sell, enter into any agreement to sell, or otherwise dispose of, any of our equity or equity related securities or securities convertible into or exchangeable for such securities for a period of 180 days from the date of this prospectus.
The principal business address of the Dealer Manager is 550 South Tryon Street, Charlotte, NC 28202.
Prior to the expiration of the Rights Offering, the Dealer Manager can independently offer for sale shares, including shares acquired through purchasing and exercising the rights, at prices it sets. The Dealer Manager may realize profits or losses independent of any fees described in this prospectus.
In connection with the offering, the Dealer Manager may distribute prospectuses by electronic means, such as e-mail.
This offering is being conducted in compliance with FINRA Rule 5110.
The Dealer Manager is not underwriting or placing any of the subscription rights or the shares of our common stock being issued in the Rights Offering and has no obligation whatsoever to purchase, or procure purchases of, our common stock underlying the rights offered hereby. Further, the Dealer Manager does not make any recommendation with respect to the subscription rights (including with respect to the exercise or expiration of such subscription rights) or shares of our common stock.
The Dealer Manager and its affiliates may in the future provide various investment banking, commercial banking, financial advisory and other financial services for us and our affiliates, for which services they may in the future receive customary fees. In the course of its business, the Dealer Manager may actively trade our securities for its own account or for the accounts of customers, and, accordingly, the Dealer Manager may at any time hold long or short positions in such securities.
Other than the Dealer Manager, we have not employed any brokers, dealers or underwriters in connection with the solicitation of exercise of rights.

We have retained Computershare Trust Company, N.A. to serve as our subscription agent for the Rights Offering and Georgeson LLC to serve as our information agent for the Rights Offering. We will pay all customary fees and expenses of the subscription agent and the information agent related to this offering. We have also agreed to indemnify the subscription agent and the information agent with respect to certain liabilities that they may incur in connection with this offering. Our officers and directors may solicit responses from the holders of subscription rights in connection with this offering, but such officers and directors will not receive any commissions or compensation for such services other than their normal compensation.
We estimate that we will incur approximately $           million in total expenses in connection with the Rights Offering.
As the rights are transferable, we expect the rights to trade on NYSE American under the symbol “SEG RT.”

LEGAL MATTERS
Latham & Watkins LLP New York, New York, has passed upon the validity of the common stock and Richards, Layton & Finger, P.A. has passed upon the validity of the subscription rights offered hereby on behalf of us. Sidley Austin LLP New York, New York is acting as counsel for the Dealer Manager in connection with certain legal matters related to this offering.
EXPERTS
The balance sheet of Seaport Entertainment Group Inc. as of February 6, 2024, has been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
The combined financial statements of Seaport Entertainment Division of Howard Hughes as of December 31, 2023 and 2022, and for each of the years in the three-year period ended December 31, 2023, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
The financial statements of Fulton Seafood Market, LLC as of December 31, 2023, and January 1, 2023, and for the fiscal year then ended have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the financial statements contains an explanatory paragraph that states that Fulton Seafood Market, LLC’s has suffered losses from operations, negative cash flows from operations, and will continue to require funding in the form of contributions from HHC Seafood Market Member LLC in order to fund its operations and meet obligations over the next twelve months raise substantial doubt about the entity's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed a registration statement on Form S-1 with the SEC for the rights and underlying common stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. We are also required to file annual, quarterly and special reports, proxy statements and other information with the SEC.
You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov.
You may obtain a copy of any of our filings, at no cost, by writing or telephoning us at
Seaport Entertainment Group Inc.
199 Water Street, 28th Floor
New York, NY 10038
(212) 732-8257

SEAPORT ENTERTAINMENT GROUP INC.
BALANCE SHEETS
(Unaudited)

	June 30, 2024	February 6, 2024
ASSETS
Cash	1,000	1,000
Total assets	$1,000	$1,000
SHAREHOLDER’S EQUITY
Common shares ($.01 par value, 5,000 shares authorized, 1,000 issued and outstanding)	10	10
Additional paid-in capital	990	990
Total equity	$1,000	$1,000
See Notes to Financial Statements.

1. Organization
Seaport Entertainment Group Inc. (Seaport Entertainment) was organized by Howard Hughes Holdings Inc. (NYSE:HHH) (HHH) on January 24, 2024 (capitalized February 6, 2024). Seaport Entertainment was formed for the purpose of receiving via contribution from HHH, all of the assets and liabilities of HHH’s existing entertainment-related assets in New York City and Las Vegas, including the Seaport in Lower Manhattan, a 25% minority interest in Jean-Georges Restaurants as well as other partnerships, the Las Vegas Aviators Triple-A Minor League Baseball team and Las Vegas Ballpark, an interest in and to 80% of the air rights above the Fashion Show mall in Las Vegas and certain other assets and liabilities that HHH is expected to contribute to Seaport Entertainment.
2. Basis of Presentation
Seaport Entertainment’s balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America. Statements of income, changes in shareholder’s equity, and cash flows have not been presented because Seaport Entertainment has no activity.
3. Shareholder’s Equity
Seaport Entertainment has been capitalized with the issuance of 1,000 common shares ($.01 par value per share) and $990 additional paid-in capital for a total of $1,000.
4. Subsequent Events
Subsequent events have been evaluated through July 19, 2024, the date that this balance sheet was available to be issued. On July 19, 2024, an amendment to Seaport Entertainment’s Certificate of Incorporation was filed. This amendment increases the number of shares authorized to 100,000,000 shares of common stock with a par value of $.01 per share.

Report of Independent Registered Public Accounting Firm
To the Shareholder and Board of Directors
Seaport Entertainment Group Inc.:
Opinion on the Financial Statement
We have audited the accompanying balance sheet of Seaport Entertainment Group Inc. (the Company) as of February 6, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of February 6, 2024, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
The financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.
/s/ KPMG LLP
We have served as the Company’s auditor since 2024.
Dallas, Texas
February 13, 2024

SEAPORT ENTERTAINMENT GROUP INC.
BALANCE SHEET

February 6, 2024
ASSETS
Cash	1,000
Total assets	$1,000
SHAREHOLDER’S EQUITY
Common shares ($.01 par value, 5,000 shares authorized, 1,000 issued and outstanding)	10
Additional paid-in capital	990
Total equity	$1,000
See Notes to Financial Statements.

1. Organization
Seaport Entertainment Group Inc. (Seaport Entertainment) was organized by Howard Hughes Holdings Inc. (NYSE:HHH) (HHH) on January 24, 2024 (capitalized February 6, 2024). Seaport Entertainment was formed for the purpose of receiving via contribution from HHH, all of the assets and liabilities of HHH’s existing entertainment-related assets in New York City and Las Vegas, including the Seaport in Lower Manhattan, a 25% minority interest in Jean-Georges Restaurants as well as other partnerships, the Las Vegas Aviators Triple-A Minor League Baseball team and Las Vegas Ballpark, an interest in and to 80% of the air rights above the Fashion Show mall in Las Vegas and certain other assets and liabilities that HHH is expected to contribute to Seaport Entertainment.
2. Basis of Presentation
Seaport Entertainment’s balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America. Statements of income, changes in shareholder’s equity, and cash flows have not been presented because Seaport Entertainment has no activity.
3. Shareholder’s Equity
Seaport Entertainment has been capitalized with the issuance of 1,000 common shares ($.01 par value per share) and $990 additional paid-in capital for a total of $1,000.
4. Subsequent Events
Subsequent events have been evaluated through February 13, 2024, the date that this balance sheet was available to be issued.

SEAPORT ENTERTAINMENT DIVISION OF HOWARD HUGHES
CONDENSED COMBINED BALANCE SHEETS

(unaudited)	June 30, 2024	December 31, 2023
thousands
ASSETS
Buildings and equipment	$533,432	$528,299
Less: accumulated depreciation	(210,819)	(203,208)
Land	9,497	9,497
Developments	99,848	102,874
Net investment in real estate	431,958	437,462
Investments in unconsolidated ventures	36,396	37,459
Cash and cash equivalents	3,344	1,834
Restricted cash	42,232	42,011
Accounts receivable, net	11,282	13,672
Deferred expenses, net	4,246	4,379
Operating lease right-of-use assets, net	39,659	40,884
Other assets, net	40,978	39,112
Total assets	$610,095	$616,813

LIABILITIES
Mortgages payable, net	$155,075	$155,628
Operating lease obligations	47,876	48,153
Accounts payable and other liabilities	26,413	28,139
Total liabilities	229,364	231,920
Commitments and Contingencies (see Note 7)
EQUITY
Net parent investment	380,731	384,893
Total equity	380,731	384,893
Total liabilities and equity	$610,095	$616,813
See Notes to Unaudited Condensed Combined Financial Statements.

SEAPORT ENTERTAINMENT DIVISION OF HOWARD HUGHES
CONDENSED COMBINED STATEMENTS OF OPERATIONS

(unaudited)	Three months ended June 30,		Six months ended June 30,
thousands	2024	2023	2024	2023
REVENUES
Sponsorships, events, and entertainment revenue	$18,651	$22,080	$22,831	$26,161
Hospitality revenue	8,914	9,734	12,918	14,956
Rental revenue	6,317	5,727	12,764	11,169
Other revenue	59	-	82	3
Total revenues	33,941	37,541	48,595	52,289

EXPENSES
Sponsorships, events, and entertainment costs	12,544	14,834	17,405	20,822
Hospitality costs	8,367	8,607	13,935	15,488
Operating costs	12,921	10,874	22,825	20,011
Provision for (recovery of) doubtful accounts	1,307	6	2,260	(13)
General and administrative	18,613	7,037	35,167	12,493
Depreciation and amortization	5,333	13,170	13,407	26,400
Other	—	(382)	—	21
Total expenses	59,085	54,146	104,999	95,222

OTHER
Other income (loss), net	(91)	(18)	(83)	3
Total other	(91)	(18)	(83)	3
Operating loss	(25,235)	(16,623)	(56,487)	(42,930)
Interest expense, net	(3,210)	(627)	(5,756)	(1,257)
Equity in losses from unconsolidated ventures	(6,552)	(10,896)	(16,832)	(21,716)
Loss before income taxes	(34,997)	(28,146)	(79,075)	(65,903)
Income tax (benefit) expense	—	—	—	—
Net loss	$(34,997)	$(28,146)	$(79,075)	$(65,903)
See Notes to Unaudited Condensed Combined Financial Statements.

SEAPORT ENTERTAINMENT DIVISION OF HOWARD HUGHES
CONDENSED COMBINED STATEMENTS OF CASH FLOWS

(unaudited)	Six months ended June 30,
thousands	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(79,075)	$(65,903)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation	11,617	24,699
Amortization	1,790	1,701
Amortization of deferred financing costs	386	154
Straight-line rent amortization	(401)	(310)
Stock compensation expense	66	534
Other	—	1,178
Equity in losses from unconsolidated ventures and distributions	16,847	21,716
Provision for doubtful accounts	2,718	221
Net Changes:
Accounts receivable	173	(1,661)
Other assets, net	(3,443)	999
Deferred expenses, net	(80)	(150)
Accounts payable and other liabilities	10,253	8,911
Cash used in operating activities	(39,149)	(7,911)

CASH FLOWS FROM INVESTING ACTIVITIES
Operating property improvements	(2,322)	(9,272)
Property development and redevelopment	(14,922)	(21,990)
Investments in unconsolidated ventures	(16,267)	(24,133)
Distributions from unconsolidated ventures	484	—
Cash used in investing activities	(33,027)	(55,395)

CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on mortgages payable	(940)	(895)
Net transfers from parent	74,847	49,477
Cash provided by financing activities	73,907	48,582

Net change in cash, cash equivalents and restricted cash	1,731	(14,724)
Cash, cash equivalents and restricted cash at beginning of period	43,845	66,713
Cash, cash equivalents and restricted cash at end of period	45,576	51,989

(unaudited)	Six months ended June 30,
thousands	2024	2023
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents	3,344	5,493
Restricted cash	42,232	46,496
Cash, cash equivalents and restricted cash at end of period	$45,576	$51,989
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$6,443	$5,247
Interest capitalized	667	4,205

NON-CASH TRANSACTIONS
Accrued property improvements, developments, and redevelopments	$(11,034)	$(1,780)
Capitalized stock compensation	319	367
See Notes to Unaudited Condensed Combined Financial Statements.

SEAPORT ENTERTAINMENT DIVISION OF HOWARD HUGHES
CONDENSED COMBINED STATEMENTS OF EQUITY

(unaudited)	Net parent investment	Total equity
thousands
Balance, March 31, 2024	$389,132	$389,132
Net loss	(34,997)	(34,997)
Net transfers from parent	26,596	26,596
Balance, June 30, 2024	$380,731	$380,731

Balance, March 31, 2023	$1,080,963	$1,080,963
Net loss	(28,146)	(28,146)
Net transfers from parent	27,477	27,477
Balance, June 30, 2023	$1,080,294	$1,080,294

Balance, December 31, 2023	$384,893	$384,893
Net loss	(79,075)	(79,075)
Net transfers from parent	74,913	74,913
Balance, June 30, 2024	$380,731	$380,731

Balance, December 31, 2022	$1,096,186	$1,096,186
Net loss	(65,903)	(65,903)
Net transfers from parent	50,011	50,011
Balance, June 30, 2023	$1,080,294	$1,080,294
See Notes to Unaudited Condensed Combined Financial Statements.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS
(Unaudited)
1. Summary of Significant Accounting Policies
Description of the Company On October 5, 2023, Howard Hughes Holdings Inc. (“HHH”) announced its intent to form a new division, the Seaport Entertainment division of Howard Hughes (“Seaport Entertainment division”), that includes HHH’s entertainment-related real estate assets and operations, which are primarily in New York and Las Vegas, including the Seaport neighborhood in Lower Manhattan (the “Seaport”), 250 Water Street, a one-acre development site directly adjacent to the Seaport, a 25% ownership stake in Jean-Georges Restaurants as well as other partnerships, the Las Vegas Aviators Triple-A Minor League Baseball team (the “Aviators”) and the Las Vegas Ballpark, and an interest in and to 80% of the air rights above the Fashion Show mall in Las Vegas.
HHH intended to separate the Seaport Entertainment division into a stand-alone publicly traded company, Seaport Entertainment Group Inc. (“SEG” or the “Company”), through the distribution of all of the outstanding shares of common stock of SEG to HHH’s stockholders on a pro rata basis in a distribution intended to be tax-free for U.S. federal income tax purposes, except for cash received in lieu of fractional shares of common stock (the “Separation”). On July 31, 2024, the Separation of the Company was completed. Under the terms of the Separation, each stockholder who held HHH common stock as of the close of business on July 29, 2024, the record date for the distribution, received one share of SEG common stock for every nine shares of HHH common stock held as of the close of business on such date. SEG common stock began trading on the NYSE American stock exchange on August 1, 2024, under the symbol “SEG”.
In connection with the Separation, on July 31, 2024, the Company entered into a separation and distribution agreement with HHH. On this date, the Company also entered into various other agreements that provide a framework for the Company’s relationship with HHH after the Separation, including a transition services agreement, an employee matters agreement, and a tax matters agreement. These agreements provide for the allocation between the Company and HHH of the assets, employees, services, liabilities, and obligations (including their respective investments, property and employee benefits and tax-related assets and liabilities) of HHH and its subsidiaries attributable to periods prior to, at and after the Separation and govern certain relationships between the Company and HHH after the Separation. Additionally, HHH contributed capital of $23.4 million to the Company prior to the Separation to support the operating, investing, and financing activities of the Company.
Also in connection with the Separation, on July 31, 2024, the Company entered into a revolving credit agreement (the “Revolving Credit Agreement”) with HHH, as lender. The Revolving Credit Agreement provides for a revolving commitment of $5.0 million, with an interest rate of 10.0% and a term of 1 year, which may be extended for an additional 6 months at the discretion of HHH. The Company does not currently have any outstanding borrowings under this agreement. The Company’s obligation under the Revolving Credit Agreement will be unsecured and the agreement provides for the mandatory prepayment of the revolving loans from the net proceeds of the Rights Offering and asset sales by the Company. The Revolving Credit Agreement requires the Company to comply with a number of customary covenants and includes customary provisions relating to the occurrence of events of default.
Further in connection with certain restructuring transactions to effectuate the Separation, on July 31, 2024, a subsidiary of the Company issued 10,000 shares of 14.000% Series A preferred stock, par value $0.01 per share, with an aggregate liquidation preference of $10.0 million (the “Series A Preferred Stock”) to HHH in exchange for the contribution by HHH of certain assets. The Series A Preferred Stock ranks senior to the Company’s interest in its subsidiary with respect to dividend rights and rights upon liquidation, dissolution and other considerations. The Series A Preferred Stock has no maturity date and will remain outstanding unless redeemed. The Series A Preferred Stock is not redeemable by the Company prior to July 11, 2029, except under limited circumstances intended to preserve certain tax benefits for HHH, as defined in the subsidiary’s Amended and Restated Certificate of Incorporation designating the Series A Preferred Stock.

The Company expects to conduct a rights offering (the “Rights Offering”), in the form of a pro rata distribution at no charge to holders of our common stock of transferable subscription rights to purchase up to an aggregate of 7,000,000 shares of its common stock at a cash subscription price of $25 per whole share. In connection with the Rights Offering, the Company has entered into a backstop agreement with Pershing Square, which through investment funds advised by it, is our largest stockholder. Pursuant to that agreement Pershing Square has agreed to (i) exercise its pro rata subscription right with respect to the Rights Offering at a price of $25 per share of the Company’s common stock and (ii) purchase any shares not purchased upon the expiration of the Rights Offering at the Rights Offering price, up to $175 million in the aggregate. The backstop agreement could result in Pershing Square’s affiliated funds owning as much as approximately 72.3% of the Company’s common stock if no other stockholders participate in the Rights Offering.
Principles of Combination and Basis of Presentation The accompanying Unaudited Condensed Combined Financial Statements represent the assets, liabilities, and operations related to the Seaport Entertainment division of Howard Hughes to be transferred to Seaport Entertainment Group Inc. as well as the assets, liabilities and operations of Seaport Entertainment Group Inc. The results of Seaport Entertainment Group Inc. are referred to throughout these Unaudited Combined Financial Statements as “Seaport Entertainment Group”, “SEG”, “the Company”, “we”, “us” or “our”.
The accompanying Unaudited Condensed Combined Financial Statements have been prepared on a standalone basis derived from the consolidated financial statements and accounting records of HHH. These statements reflect the unaudited condensed combined historical results of operations, financial position, and cash flows of Seaport Entertainment Group in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
The unaudited interim financial information included in this quarterly report on Form 10-Q (“Quarterly Report”) reflects all adjustments, all of which are of a normal and recurring nature, that management believes are necessary for a fair statement of the results of operations, financial position, equity, and cash flows for the periods presented. The information included in this Quarterly Report should be read in conjunction with our Combined Financial Statements and accompanying notes included in the Information Statement filed as Exhibit 99.1 to Amendment No. 5 to our Registration Statement on Form 10, as amended, filed with the Securities and Exchange Commission on July 23, 2024.
The Condensed Combined Balance Sheet information at December 31, 2023 was derived from annual audited financial statements but does not include all disclosures required by GAAP. The results of operations for the quarter and year-to-date period ended June 30, 2024, are not necessarily indicative of the results to be expected for other interim periods or the full year.
The Unaudited Condensed Combined Financial Statements are presented as if Seaport Entertainment Group had been carved out of HHH and had been combined for all periods presented. The Unaudited Condensed Combined Financial Statements include the attribution of certain assets and liabilities that have been held at HHH which are specifically identifiable or attributable to the Company. The assets and liabilities in the carve-out financial statements have been presented on a historical cost basis.
All significant intercompany transactions within the Company have been eliminated. All transactions between the Company and HHH are considered to be effectively settled in the Unaudited Condensed Combined Financial Statements at the time the transaction is recorded, other than transactions described in Note 12 – Related-Party Transactions that have historically been settled in cash. The total net effect of the settlement of these intercompany transactions is reflected in the Unaudited Condensed Combined Statements of Cash Flows as a financing activity and in the Unaudited Condensed Combined Balance Sheets as net parent investment.
These Unaudited Condensed Combined Financial Statements include expense allocations for: (1) certain support functions that are provided on a centralized basis within HHH, including, but not limited to property management, development, executive oversight, treasury, accounting, finance, internal audit, legal, information technology, human resources, communications, facilities, and risk management; and (2) employee benefits and compensation, including stock-based compensation. These expenses have been allocated to the Company on the basis of direct time spent on Company projects where identifiable, with the remainder allocated on a basis of revenue, headcount, payroll costs, or other applicable measures. For an additional discussion and quantification of expense allocations, see Note 12 – Related-Party Transactions.
Management believes the assumptions underlying these Unaudited Condensed Combined Financial Statements, including the assumptions regarding allocated expenses, reasonably reflect the utilization of services provided to or the benefit received by the Company during the periods presented. Nevertheless, the Unaudited Condensed Combined Financial Statements may not reflect the results of operations, financial position and cash flows had the Company been a standalone company during the periods presented. Actual costs that the Company may have incurred had it been a standalone company would depend on several factors, including the chosen organization structure, whether functions were outsourced or performed by its employees and strategic decisions made in areas such as executive leadership, corporate infrastructure, and information technology.
Debt obligations and related financing costs of HHH have not been included in the Unaudited Condensed Combined Financial Statements of the Company, because the Company’s business is not a party to the obligations between HHH and the debt holders. Further, the Company does not guarantee any of HHH’s debt obligations.
The income tax provision in the Unaudited Condensed Combined Statements of Operations has been calculated as if the Company was operating on a standalone basis and filed separate tax returns in the jurisdictions in which it operates. Therefore, cash tax payments and items of current and deferred taxes may not be reflective of the Company’s actual tax balances prior to or subsequent to the carve-out.
HHH maintains stock-based compensation plans at a corporate level. The Company’s employees participate in such plans and the portion of the cost of those plans related to the Company’s employees is included in the Unaudited Condensed Combined Statements of Operations. However, the Unaudited Condensed Combined Balance Sheets do not include any equity issued related to stock-based compensation plans.
The equity balance in these Unaudited Condensed Combined Financial Statements represents the excess of total assets over total liabilities, including intercompany balances between the Company and HHH (net parent investment).
Liquidity and Going Concern The Company historically managed liquidity risk by effectively managing its operations, capital expenditures, development and redevelopment activities, and cash flows, making use of a central treasury function and other shared services provided by HHH. The Company does not currently have, nor does it expect to generate from operations, adequate liquidity to fund its operations for the next twelve months. To mitigate such conditions, HHH contributed capital of $23.4 million to the Company on July 31, 2024, prior to the Separation to support the operating, investing, and financing activities of the Company. The Company also expects to receive gross proceeds of $175.0 million in the Rights Offering and have additional access to liquidity up to $5.0 million under the Revolving Credit Agreement.
Management believes that cash on hand and the contribution of $23.4 million of cash by HHH pursuant to the separation and distribution agreement and the capital that will be raised from the Rights Offering, along with amounts available under the Revolving Credit Agreement, will provide sufficient liquidity to meet the Company’s projected obligations for at least twelve months.
The Unaudited Combined Financial Statements for the Company have been prepared on the basis of accounting policies applicable to a going concern. The going concern basis presumes that for the foreseeable future, funds will be available to finance future operations and that the realization of assets and settlement of liabilities, contingent obligations and commitments will occur in the ordinary course of business.
Use of Estimates The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The estimates and assumptions include, but are not limited to, capitalization of development costs, provision for income taxes, future cash flows used in impairment analysis and fair value used in impairment calculations, recoverable amounts of receivables and deferred tax assets, initial valuations of tangible and intangible assets acquired and the related useful lives of assets upon which depreciation and amortization is based. Estimates and assumptions have also been made with respect to future revenues and costs. Actual results could differ from these and other estimates.
Cash and Cash Equivalents Cash and cash equivalents consist of highly liquid investments with maturities at date of purchase of three months or less and deposits with major banks throughout the United States. Such deposits are in excess of FDIC limits and are placed with high-quality institutions in order to minimize the concentration of counterparty credit risk.
Restricted Cash Restricted cash reflects amounts segregated in escrow accounts in the name of the Company, primarily related to development activity at 250 Water Street and other amounts related to payment of principal and interest on the Company’s outstanding mortgages payable. In August 2024, following the final resolution of the 250 Water Street litigation, the escrow amount of $40.0 million related to 250 Water Street was released to the City of New York. See Note 7 – Commitments and Contingencies for additional information on the 250 Water Street litigation.
Accounts Receivable, net Accounts receivable includes tenant receivables, straight-line rent receivables, and other receivables. On a quarterly basis, management reviews tenant receivables and straight-line rent assets for collectability. As required under ASC 842 Leases (ASC 842), this analysis includes a review of past due accounts and considers factors such as the credit quality of tenants, current economic conditions, and changes in customer payment trends. When full collection of a lease receivable or future lease payment is not probable, a reserve for the receivable balance is charged against rental revenue and future rental revenue is recognized on a cash basis. The Company also records reserves for estimated losses under ASC 450 Contingencies (ASC 450) if the estimated losses are probable and can be reasonably estimated.
Other receivables are primarily related to short-term trade receivables. The Company is exposed to credit losses through the sale of goods and services to customers. As required under ASC 326 Financial Instruments – Credit Losses (ASC 326), the Company assesses its exposure to credit loss related to these receivables on a quarterly basis based on historical collection experience and future expectations by portfolio. As of June 30, 2024, and December 31, 2023, there were no material past due receivables and there have been no material write-offs or recoveries of amounts previously written-off.
The following table represents the components of Accounts receivable, net of amounts considered uncollectible, in the accompanying Unaudited Condensed Combined Balance Sheets as of:

thousands	June 30, 2024	December 31, 2023
Tenant receivables	$1,665	$875
Straight-line rent receivables	3,394	3,353
Other receivables	6,223	9,444
Accounts receivable, net (a)	$11,282	$13,672
__________________
(a)As of June 30, 2024, and December 31, 2023, the total reserve balance was $2.3 million and $1.4 million, respectively.
The following table summarizes the impacts of the collectability reserves in the accompanying Unaudited Condensed Combined Statements of Operations:

	Three months ended June 30,		Six months ended June 30,
thousands	2024	2023	2024	2023
Statements of Operations Location
Rental revenue	$401	$310	$457	$182
Provision for (recovery of) doubtful accounts	1,307	6	2,260	(13)
Total (income) expense impact	$1,708	$316	$2,717	$169

As of June 30, 2024, one related party had an accounts receivable balance of $1.1 million, which represented approximately 10.1% of the Company’s accounts receivable. See Note 12 – Related-Party Transactions for additional information.
As of December 31, 2023, two customers had an accounts receivable balance of $2.1 million and $1.7 million, which represented approximately 15.1% and 12.2% of the Company’s accounts receivable balance, respectively. Additionally, one related party had an accounts receivable balance of $3.1 million, which represented approximately 22.8% of the Company’s accounts receivable. See Note 12 – Related-Party Transactions for additional information.
2. Investments in Unconsolidated Ventures
In the normal course of business, the Company enters into partnerships and ventures with an emphasis on investments associated with businesses that operate at the Company’s real estate assets and other entertainment-related investments. The Company does not consolidate the investments in the periods presented below as it does not have a controlling financial interest in these ventures. As such, the Company primarily reports its interests in accordance with the equity method. Additionally, the Company evaluates its equity method investments for significance in accordance with Regulation S-X, Rule 3-09 and Regulation S-X, Rule 4-08(g) and presents separate annual financial statements or summarized financial information, respectively, as required by those rules.
Investments in unconsolidated ventures consist of the following:

	Ownership Interest (a)		Carrying Value		Share of Earnings (Losses)/ Dividends
					Three months ended June 30,		Six months ended June 30,
thousands except percentages	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023	2024	2023	2024	2023
Equity Method Investments
The Lawn Club (b)	50%	50%	$5,597	$1,266	$489	$—	$36	$—
Ssäm Bar (c)	—%	50%	—	—	—	(105)	—	(503)
Tin Building by Jean-Georges (b) (d)	65%	65%	6,539	11,658	(7,057)	(10,649)	(16,718)	(20,857)
Jean-Georges Restaurants	25%	25%	14,260	14,535	16	(142)	(150)	(356)
			26,396	27,459	(6,552)	(10,896)	(16,832)	(21,716)
Other equity investments (e)			10,000	10,000	—	—	—	—
Investments in unconsolidated ventures			$36,396	$37,459	$(6,552)	$(10,896)	$(16,832)	$(21,716)
__________________
(a)Ownership interests presented reflect the Company’s stated ownership interest or if applicable, the Company’s final profit-sharing interest after receipt of any preferred returns based on the venture’s distribution priorities.
(b)For these equity method investments, various provisions in the venture operating agreements regarding distributions of cash flow based on capital account balances, allocations of profits and losses and preferred returns may result in the Company’s economic interest differing from its stated interest or final profit-sharing interest. For these investments, the Company recognizes income or loss based on the venture’s distribution priorities, which could fluctuate over time and may be different from its stated ownership or final profit-sharing interest.
(c)The Ssäm Bar joint venture was liquidated in May 2024. Refer to discussion below for additional details.
(d)Classified as a VIE; however, the Company is not the primary beneficiary and accounts for its investment in accordance with the equity method. Refer to discussion below for additional information.
(e)Other equity investments represent investments not accounted for under the equity method. As of June 30, 2024, Other equity investments consist of $10.0 million of warrants, which represents cash paid by the Company for the option to acquire additional ownership interest in Jean-Georges Restaurants. The Company elected the measurement alternative as this investment does not have readily determinable fair value. There was no impairment, or upward or downward adjustment to the carrying amount of this security either during the current year, or cumulatively. Refer to discussion below for additional detail.
The Lawn Club In 2021, the Company formed HHC Lawn Games, LLC with The Lawn Club NYC, LLC (“Endorphin Ventures”), to construct and operate an immersive indoor and outdoor restaurant that includes an extensive area of indoor grass, a stylish clubhouse bar, and a wide variety of lawn games. This concept opened in the fourth quarter of 2023. Under the terms of the initial agreement, the Company funded 80% of the cost to construct the restaurant, and Endorphin Ventures contributed the remaining 20%. In October 2023, the members executed an amended LLC agreement, in which the Company will fund 90% of any remaining capital requirements, and Endorphin Ventures will contribute 10%. The Company recognizes its share of income or loss based on the joint venture distribution priorities, which could fluctuate over time. Upon the return of each member’s contributed capital and a preferred return to the Company, distributions and recognition of income or loss will be allocated to the Company based on its final profit-sharing interest. The Company also entered into a lease agreement with HHC

Lawn Games, LLC pursuant to which the Company agreed to lease 20,000 square feet of the Fulton Market Building to this venture.
Ssäm Bar In 2016, the Company formed Pier 17 Restaurant C101, LLC (“Ssäm Bar”) with MomoPier, LLC (“Momofuku”) to construct and operate a restaurant and bar at Pier 17 in the Seaport, which opened in 2019. The Company recognized its share of income or loss based on the joint venture’s distribution priorities, which could fluctuate over time. The Ssäm Bar restaurant closed during the third quarter of 2023, and the venture was liquidated in May 2024. The Company received a liquidating distribution of its share of the venture’s remaining assets during the third quarter of 2024.
Tin Building by Jean-Georges In 2015, the Company, together with VS-Fulton Seafood Market, LLC (“Fulton Partner”), formed Fulton Seafood Market, LLC (“Tin Building by Jean-Georges”) to operate a 53,783 square foot culinary marketplace in the historic Tin Building. The Fulton Partner is a wholly owned subsidiary of Jean-Georges Restaurants. The Company purchased a 25% interest in Jean-George Restaurants in March 2022 as discussed below.
The Company owns 100% of the Tin Building and leased 100% of the space to the Tin Building by Jean-Georges joint venture. Throughout this information statement, references to the Tin Building relate to the Company’s 100% owned landlord operations and references to the Tin Building by Jean-Georges refer to the hospitality business in which the Company has an equity ownership interest. The Company, as landlord, funded 100% of the development and construction of the Tin Building. Under the terms of the Tin Building by Jean-Georges LLC agreement, the Company contributes the cash necessary to fund pre-opening, opening and operating costs of the Tin Building by Jean-Georges. The Fulton Partner is not required to make any capital contributions. The Tin Building was completed and placed in service during the third quarter of 2022 and the Tin Building by Jean-Georges culinary marketplace began operations in the third quarter of 2022. Based on capital contribution and distribution provisions for the Tin Building by Jean-Georges, the Company currently receives substantially all of the economic interest in the venture. Upon return of the Company’s contributed capital and a preferred return to the Company, distribution and recognition of income or loss will be allocated to the Company based on its final profit-sharing interest.
As of June 30, 2024, the Tin Building by Jean-Georges is classified as a VIE because the equity holders, as a group, lack the characteristics of a controlling financial interest. The Company further concluded that it is not the primary beneficiary of the VIE as it does not have the power to direct the restaurant-related activities that most significantly impact its economic performance. As the Company is unable to quantify the maximum amount of additional capital contributions that may be funded in the future associated with this investment, the Company’s maximum exposure to loss is currently equal to the $6.5 million carrying value of the investment as of June 30, 2024. The Company funded capital contributions of $11.6 million for the six months ended June 30, 2024, and $48.1 million for the year ended December 31, 2023.
The Company’s investment in the Tin Building by Jean-Georges meets the threshold for disclosure of summarized financials for the six months ended June 30, 2024, and 2023. Relevant financial statement information is summarized as follows:

thousands	June 30, 2024	December 31, 2023
Balance Sheet
Total Assets	$91,645	$96,555
Total Liabilities	83,924	83,716
Total Equity	$7,721	$12,839

	Three months ended June 30		Six months ended June 30
thousands	2024	2023	2024	2023
Income Statement
Revenues	$8,528	$8,270	$15,066	$15,223
Gross Margin	5,879	5,402	9,926	9,742
Net Loss	$(7,057)	$(10,649)	$(16,718)	$(20,857)
Jean-Georges Restaurants In March 2022, the Company acquired a 25% interest in JG Restaurant HoldCo LLC (“Jean-Georges Restaurants”) for $45.0 million from JG TopCo LLC (“Jean-Georges”). Jean-Georges Restaurants currently has over 40 hospitality offerings and a pipeline of new concepts. The Company accounts for its ownership interest in accordance with the equity method and recorded its initial investment at cost, inclusive of legal fees and transaction costs. Under the terms of the current operating agreement, all cash distributions and the recognition of income-producing activities will be pro rata based on stated ownership interest.
Concurrent with the Company’s acquisition of the 25% interest in Jean-Georges Restaurants, the Company entered into a warrant agreement with Jean-Georges. The Company paid $10.0 million for the option to acquire up to an additional 20% interest in Jean-Georges Restaurants at a fixed exercise price per share subject to certain anti-dilution provisions. Should the warrant agreement be exercised by the Company, the $10.0 million will be credited against the aggregate exercise price of the warrants. Per the warrant agreement, the $10.0 million is to be used for working capital of Jean-Georges Restaurants. The warrant became exercisable on March 2, 2022, subject to automatic exercise in the event of dissolution or liquidation and will expire on March 2, 2026. As of June 30, 2024, this warrant had not been exercised. The Company elected the measurement alternative for this purchase option as the equity security does not have a readily determinable fair value. As such, the investment is measured at cost, less any identified impairment charges.
Creative Culinary Management Company, LLC (“CCMC”), a wholly owned subsidiary of Jean-Georges Restaurants, provides management services for certain retail and food and beverage businesses that the Company owns, either wholly or through partnerships with third parties. Pursuant to the various management agreements, CCMC is responsible for employment and supervision of all employees providing services for the food and beverage operations and restaurant as well as the day-to-day operations and accounting for the food and beverage operations.
3. Impairment
The Company reviews its long-lived assets for potential impairment indicators whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Impairment or disposal of long-lived assets in accordance with ASC 360 Property, Plant, and Equipment (ASC 360) requires that if impairment indicators exist and expected undiscounted cash flows generated by the asset over an anticipated holding period are less than its carrying amount, an impairment provision should be recorded to write down the carrying amount of the asset to its fair value. The impairment analysis does not consider the timing of future cash flows and whether the asset is expected to earn an above- or below-market rate of return. No impairment charges were recorded during the three and six months ended June 30, 2024, and 2023.
The Company evaluates each investment in an unconsolidated venture discussed in Note 2 – Investments in Unconsolidated Ventures periodically for recoverability and valuation declines that are other-than-temporary. If the decrease in value of an investment is deemed to be other-than-temporary, the investment is reduced to its estimated fair value. No impairment charges were recorded during the three and six months ended June 30, 2024 and 2023.

4. Other Assets and Liabilities
Other Assets, net The following table summarizes the significant components of Other assets, net:

thousands	June 30, 2024	December 31, 2023
Intangibles	$18,957	$20,534
Security and other deposits	14,189	14,190
Food and beverage and merchandise inventory	2,863	2,718
Prepaid expenses	4,969	1,524
Other	—	146
Other assets, net	$40,978	$39,112
Accounts Payable and Other Liabilities The following table summarizes the significant components of Accounts payable and other liabilities:

thousands	June 30, 2024	December 31, 2023
Deferred income	$11,956	$4,030
Accounts payable and accrued expenses	6,669	4,285
Construction payables	1,444	12,477
Accrued payroll and other employee liabilities	3,829	4,885
Accrued interest	968	1,000
Tenant and other deposits	1,408	554
Other	139	908
Accounts payable and other liabilities	$26,413	$28,139
5. Mortgages Payable, Net
Mortgages Payable Mortgages payable, net are summarized as follows:

thousands	June 30, 2024	December 31, 2023
Fixed-rate debt
Secured mortgages payable	$42,050	$42,990
Variable-rate debt
Secured mortgages payable	115,000	115,000
Unamortized deferred financing costs	(1,975)	(2,362)
Mortgages payable, net	$155,075	$155,628
As of June 30, 2024, land, buildings and equipment, developments, and other collateral with an aggregate net book value of $197.4 million have been pledged as collateral for the Company’s debt obligations. Secured mortgages payable are without recourse to the Company and HHH at June 30, 2024.
Secured Mortgages Payable The Company’s outstanding mortgages are collateralized by certain of the Company’s real estate assets. The Company’s fixed-rate debt obligation requires semi-annual installments of principal and interest, and the Company’s variable-rate debt requires monthly installments of only interest. As of June 30, 2024, the Company’s secured mortgage loans did not have any undrawn lender commitment available to be drawn for property development.

The following table summarizes the Company’s Secured mortgages payable:

	June 30, 2024			December 31, 2023
$ in thousands	Principal	Interest Rate	Maturity Date	Principal	Interest Rate	Maturity Date
Fixed rate (a)	$42,050	4.92%	December 15, 2039	$42,990	4.92%	December 15, 2039
Variable rate (b)	115,000	9.21%	September 1, 2026	115,000	9.21%	September 1, 2026
Secured mortgages payable	$157,050			$157,990
__________________
(a)The Company has one fixed-rate debt obligation as of June 30, 2024, and December 31, 2023. The interest rate presented is based upon the coupon rate of the debt.
(b)The Company has one variable-rate debt obligation as of June 30, 2024, and December 31, 2023. The interest rate presented is based on the applicable reference interest rate as of June 30, 2024, and December 31, 2023.
During the six months ended June 30, 2024, the Company’s mortgage activity included repayments of $0.9 million and there were no refinancings or additional draws.
In connection with the Separation, on July 31, 2024, the variable rate mortgage related to 250 Water Street was refinanced, with HHH paying down $53.7 million of the outstanding principal balance and SEG refinancing the remaining $61.3 million at an interest rate of SOFR plus a margin of 4.5% and scheduled maturity date of July 1, 2029.
6. Fair Value
ASC 820 Fair Value Measurement (ASC 820), emphasizes that fair value is a market-based measurement that should be determined using assumptions market participants would use in pricing an asset or liability. The standard establishes a hierarchical disclosure framework that prioritizes and ranks the level of market price observability used in measuring assets or liabilities at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the asset or liability. Assets or liabilities with readily available active quoted prices, or for which fair value can be measured from actively quoted prices, generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.
The following table presents the fair value measurement hierarchy levels required under ASC 820 for the estimated fair values of the Company’s financial instruments that are not measured at fair value on a recurring basis:

		June 30, 2024		December 31, 2023
thousands	Fair Value Hierarchy	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:
Cash and Restricted cash	Level 1	$45,576	$45,576	$43,845	$43,845
Accounts receivable, net (a)	Level 3	11,282	11,282	13,672	13,672
Liabilities:
Fixed-rate debt (b)	Level 2	42,050	36,551	42,990	38,906
Variable-rate debt (b)	Level 2	$115,000	$115,000	115,000	115,000
__________________
(a)Accounts receivable, net is shown net of an allowance of $2.3 million at June 30, 2024 and $1.4 million at December 31, 2023, respectively. Refer to Note 1 - Summary of Significant Accounting Policies for additional information on the allowance.
(b)Excludes related unamortized financing costs.
The carrying amounts of Cash and Restricted cash and Accounts receivable, net approximate fair value because of the short‑term maturity of these instruments.
The fair value of fixed-rate debt in the table above was estimated based on a discounted future cash payment model, which includes risk premiums and risk-free rates derived from the SOFR or U.S. Treasury obligation interest rates as of June 30, 2024. Refer to Note 5 - Mortgages Payable, Net for additional information. The discount rates reflect the Company’s judgment as to what the approximate current lending rates for loans or groups of loans with similar maturities and credit quality would be if credit markets were operating efficiently and assuming that the debt is outstanding through maturity.
The carrying amount for the Company’s variable-rate debt approximates fair value given that the interest rate is variable and adjusts with current market rates for instruments with similar risks and maturities.
7. Commitments and Contingencies
Litigation In the normal course of business, from time to time, the Company is involved in legal proceedings relating to the ownership and operations of its properties. In management’s opinion, the liabilities, if any, that may ultimately result from normal course of business legal actions are not expected to have a material effect on the Company’s combined financial position, results of operations, or liquidity.
250 Water Street In 2021, the Company received the necessary approvals for its 250 Water Street development project, which includes a mixed-use development with affordable and market-rate apartments, community-oriented spaces, and office space. In May 2021, the Company received approval from the New York City Landmarks Preservation Commission (“LPC”) on its proposed design for the 250 Water Street site. The Company received final approvals in December 2021 through the New York City Uniform Land Use Review Procedure known as ULURP, which allowed the necessary transfer of development rights to the parking lot site. The Company began initial foundation and voluntary site remediation work in the second quarter of 2022 and completed remediation work in December 2023.
The Company has prevailed in various lawsuits filed in 2021 and 2022 challenging the development approvals in order to prevent construction of this project.
A separate lawsuit was filed in July 2022 again challenging the Landmarks Preservation Commission approval. In January 2023, a Court ruled in favor of the petitioners vacating the Certificate of Appropriateness (“COA”) issued by the LPC. The Company immediately appealed this decision to the New York State Supreme Court’s Appellate Division and on June 6, 2023, an Appellate Division panel of five judges unanimously reversed the lower Court’s decision, reinstating the COA. Subsequently, on June 29, 2023, petitioners filed a motion requesting reargument or, in the alternative, permission to appeal the decision of the Appellate Division to the New York State Court of Appeals. On August 31, 2023, the Appellate Division denied petitioners’ motion in full. Subsequently, petitioners filed a motion in the Court of Appeals for permission to appeal to that court. On May 21, 2024, the Court of Appeals denied this motion. The petitioners have no options for further appeal and the judgment is final.
Operating Leases The Company leases land or buildings at certain properties from third parties, which are recorded in Operating lease right-of-use assets, net, and Operating lease obligations on the Unaudited Condensed Combined Balance Sheets. See Note 10 – Leases for additional information. Contractual rental expense was $1.6 million for the three months ended June 30, 2024 and 2023, and $3.7 million for the six months ended June 30, 2024, and 2023. The amortization of straight‑line rents included in the contractual rent amount was $0.6 million for the three months ended June 30, 2024 and 2023, and $1.2 million for the six months ended June 30, 2024, and 2023.
8. Income Taxes
The Company’s tax provision for interim periods is determined using an estimate of its annual current and deferred effective tax rates, adjusted for discrete items. The Company generated operating losses in the interim periods presented. The income tax benefit recognized related to this loss was zero for the three and six months ended June 30, 2024, and 2023, after an assessment of the available positive and negative evidence, which causes the Company’s effective tax rate to deviate from the federal statutory rate.
9. Revenues
Revenues from contracts with customers (excluding lease-related revenues) are recognized when control of the promised goods or services is transferred to the Company’s customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The following presents the Company’s revenues disaggregated by revenue source:

	Three months ended June 30,		Six months ended June 30,
thousands	2024	2023	2024	2023
Revenues from contracts with customers
Recognized at a point in time or over time
Sponsorships, events, and entertainment revenue	$18,651	$22,080	$22,831	$26,161
Other revenue	59	—	82	3
Total	18,710	22,080	22,913	26,164

Recognized at a point in time
Hospitality revenue	8,914	9,734	12,918	14,956

Rental and lease-related revenues
Rental revenue	6,317	5,727	12,764	11,169
Total revenues	$33,941	$37,541	$48,595	$52,289
Contract Assets and Liabilities Contract assets are the Company’s right to consideration in exchange for goods or services that have been transferred to a customer, excluding any amounts presented as a receivable. Contract liabilities are the Company’s obligation to transfer goods or services to a customer for which the Company has received consideration.
There were no contract assets for the periods presented. The contract liabilities primarily relate to deferred Aviators and Seaport concert series ticket sales and sponsorship revenues. The beginning and ending balances of contract liabilities and significant activity during the periods presented are as follows:

thousands	Contract Liabilities
Balance at December 31, 2022	$4,740
Consideration earned during the period	(19,112)
Consideration received during the period	25,887
Balance at June 30, 2023	$11,515

Balance at December 31, 2023	$3,707
Consideration earned during the period	(18,104)
Consideration received during the period	26,110
Balance at June 30, 2024	$11,713
Remaining Unsatisfied Performance Obligation The Company’s remaining unsatisfied performance obligations represent a measure of the total dollar value of work to be performed on contracts executed and in progress. These performance obligations primarily relate to the completion of the 2024 Aviators baseball season and 2024 concert series, as well as performance under various sponsorship agreements. The aggregate amount of the transaction price allocated to the Company’s remaining unsatisfied performance obligations from contracts with customers as of June 30, 2024, is $24.1 million. The Company expects to recognize this amount as revenue over the following periods:

thousands	Less than 1 year	1-2 years	3 years and thereafter
Total remaining unsatisfied performance obligations	$13,938	$3,708	$6,476

The Company’s remaining performance obligations are adjusted to reflect any known contract cancellations, revisions to customer agreements, and deferrals, as appropriate.
During the three months ended June 30, 2024, and 2023, no customers accounted for greater than 10% of the Company’s revenue.
During the six months ended June 30, 2024, and 2023, revenue from one customer accounted for approximately 12.0% and 11.6% of the Company’s total revenue, respectively, through a related-party transaction. See Note 12 – Related-Party Transactions for additional information.
10. Leases
Lessee Arrangements The Company determines whether an arrangement is a lease at inception. Operating leases are included in Operating lease right-of-use assets, net, and Operating lease obligations on the Unaudited Condensed Combined Balance Sheets. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of future minimum lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses an estimate of the incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future lease payments. The Operating lease right-of-use asset also includes any lease payments made, less any lease incentives and initial direct costs incurred. The Company does not have any finance leases. The Company elected the practical expedient to not separate lease components from non-lease components of its lease agreements for all classes of underlying assets. Certain of the Company’s lease agreements include non-lease components such as fixed common area maintenance charges. The Company applies Leases (Topic 842) to the single combined lease component.
The Company’s lessee agreements consist of operating leases primarily for ground leases and other real estate. The majority of the Company’s leases have remaining lease terms ranging from less than two years to approximately 50 years, excluding extension options. The Company considers its strategic plan and the life of associated agreements in determining when options to extend or terminate lease terms are reasonably certain of being exercised. Leases with an initial term of 12 months or less are not recorded on the balance sheet; the Company recognizes lease expense for these leases on a straight-line basis over the lease term. Certain of the Company’s lease agreements include variable lease payments based on a percentage of income generated through subleases, changes in price indices and market rates, and other costs arising from operating, maintenance, and taxes. The Company’s lease agreements do not contain residual value guarantees or restrictive covenants. The Company leases various buildings and office space constructed on its ground leases to third parties.
The Company’s leased assets and liabilities are as follows:

thousands	June 30, 2024	December 31, 2023
Assets
Operating lease right-of-use assets, net	$39,659	$40,884
Liabilities
Operating lease obligations	$47,876	$48,153
The components of lease expense are as follows:

	Three months ended June 30,		Six months ended June 30,
thousands	2024	2023	2024	2023
Operating lease cost	$1,548	$1,522	$3,095	$3,044
Variable lease cost	67	76	620	694
Total lease cost	$1,615	$1,598	$3,715	$3,738

Future minimum lease payments as of June 30, 2024, are as follows:

thousands	Operating Leases
Remainder of 2024	$2,174
2025	4,375
2026	3,416
2027	2,749
2028	2,808
Thereafter	234,042
Total lease payments	249,564
Less: imputed interest	(201,688)
Present value of lease liabilities	$47,876
Other information related to the Company’s lessee agreements is as follows:

Supplemental Unaudited Condensed Combined Statements of Cash Flows Information	Six months ended June 30,
thousands	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows on operating leases	$2,147	$2,118

Other Information	June 30, 2024	June 30, 2023
Weighted-average remaining lease term (years)
Operating leases	45.5	44.9
Weighted-average discount rate
Operating leases	7.8%	7.5%
Lessor Arrangements The Company receives rental income from the leasing of retail, office, multi-family, and other space under operating leases, as well as certain variable tenant recoveries. Operating leases for our retail, office, and other properties are with a variety of tenants and have a remaining average term of approximately seven years. Lease terms generally vary among tenants and may include early termination options, extension options, and fixed rental rate increases or rental rate increases based on an index. Multi-family leases generally have a term of 12 months or less. The Company elected the practical expedient to not separate lease components from non-lease components of its lease agreements for all classes of underlying assets. Minimum rent revenues related to operating leases are as follows:

thousands	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Total minimum rent payments	$5,261	$3,760	$10,422	$8,544

Total future minimum rents associated with operating leases are as follows as of June 30, 2024:

thousands	Total Minimum Rent
Remainder of 2024	$10,584
2025	21,859
2026	19,477
2027	19,603
2028	19,701
Thereafter	106,223
Total	$197,447
Minimum rent revenues are recognized on a straight‑line basis over the terms of the related leases when collectability is reasonably assured and the tenant has taken possession of, or controls, the physical use of the leased asset. Percentage rent in lieu of fixed minimum rent is recognized as sales are reported from tenants. Minimum rent revenues reported on the Unaudited Condensed Combined Statements of Operations also include amortization related to above and below‑market tenant leases on acquired properties.
11. Segments
The Company has three business segments that offer different products and services. The Company’s three segments are managed separately as each requires different operating strategies or management expertise. Adjusted EBITDA is used to assess operating results for each of the Company’s business segments. The Company defines Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, equity in earnings (losses) from unconsolidated ventures, general and administrative expenses, and other expenses. The Company’s segments or assets within such segments could change in the future as development of certain properties commences or other operational or management changes occur. All operations are within the United States. The Company’s reportable segments are as follows:
•Landlord Operations – consists of the Company’s rental operations associated with approximately 478,000 square feet of properties situated in three primary locations at the Seaport in New York, New York: Pier 17, Historic Area/Uplands, and Tin Building, as well as the 250 Water Street development.
•Hospitality – consists of restaurant and retail businesses in the Historic District and Pier 17 that are owned, either wholly or through joint ventures, and operated by the Company or through license and management agreements, and also includes the equity interest in Jean-Georges Restaurants.
•Sponsorships, Events, and Entertainment – consists of baseball operations of the Aviators and Las Vegas Ballpark along with sponsorships, events, and other revenue generated at the Seaport in New York, New York.
Segment operating results are as follows:

thousands	Landlord Operations	Hospitality	Sponsorships, Events, and Entertainment	Total
Three months ended June 30, 2024
Total revenues	$6,376	$8,914	$18,651	$33,941
Total segment expenses	(10,167)	(9,600)	(15,463)	(35,230)
Segment Adjusted EBITDA	(3,791)	(686)	3,188	(1,289)
Depreciation and amortization				(5,333)
Interest expense, net				(3,210)
Equity in losses from unconsolidated ventures				(6,552)

Corporate expenses and other items				(18,613)
Loss before income taxes				(34,997)
Income tax benefit (expense)				—
Net loss				$(34,997)

Three months ended June 30, 2023
Total revenues	$5,727	$9,734	$22,080	$37,541
Total segment expenses	(8,171)	(9,664)	(16,504)	(34,339)
Segment Adjusted EBITDA	(2,444)	70	5,576	3,202
Depreciation and amortization				(13,170)
Interest expense, net				(627)
Equity in losses from unconsolidated ventures				(10,896)
Corporate expenses and other items				(6,655)
Loss before income taxes				(28,146)
Income tax benefit (expense)				—
Net loss				$(28,146)

thousands	Landlord Operations	Hospitality	Sponsorships, Events, and Entertainment	Total
Six months ended June 30, 2024
Total revenues	$12,846	$12,918	$22,831	$48,595
Total segment expenses	(18,628)	(15,820)	(22,060)	(56,508)
Segment Adjusted EBITDA	(5,782)	(2,902)	771	(7,913)
Depreciation and amortization				(13,407)
Interest expense, net				(5,756)
Equity in losses from unconsolidated ventures				(16,832)
Corporate expenses and other items				(35,167)
Loss before income taxes				(79,075)
Income tax benefit (expense)				—
Net loss				$(79,075)

Six months ended June 30, 2023
Total revenues	$11,172	$14,956	$26,161	$52,289
Total segment expenses	(15,640)	(17,243)	(23,422)	(56,305)
Segment Adjusted EBITDA	(4,468)	(2,287)	2,739	(4,016)
Depreciation and amortization				(26,400)
Interest expense, net				(1,257)
Equity in losses from unconsolidated ventures				(21,716)
Corporate expenses and other items				(12,514)
Loss before income taxes				(65,903)
Income tax benefit (expense)				—
Net loss				$(65,903)

The following represents assets by segment and the reconciliation of total segment assets to Total assets in the Unaudited Condensed Combined Balance Sheets as of:

thousands	June 30, 2024	December 31, 2023
Landlord Operations	$408,199	$411,871
Hospitality	63,895	64,816
Sponsorships, Events, and Entertainment	130,504	135,121
Total segment assets	602,598	611,808
Corporate	7,497	5,005
Total assets	$610,095	$616,813
12. Related-Party Transactions
The Company has not historically operated as a standalone business and has various relationships with HHH whereby HHH provides services to the Company. The Company also engages in transactions with CCMC and generates rental revenue by leasing space to equity method investees, which are related parties, as described below.
Net Transfers from Parent As discussed in Note 1 – Summary of Significant Accounting Policies in the basis of presentation section and below, net parent investment is primarily impacted by allocation of expenses for certain services related to shared functions provided by HHH and contributions from HHH which are the result of net funding provided by or distributed to HHH. The components of net parent investment are:

	Three months ended June 30,		Six months ended June 30,
thousands	2024	2023	2024	2023
Net transfers from Parent as reflected in the Unaudited Condensed Combined Statements of Cash Flows	$27,188	$27,235	$74,847	$49,477
Non-cash stock compensation expense	(592)	242	66	534
Net transfers from Parent as reflected in the Unaudited Condensed Combined Statements of Equity	$26,596	$27,477	$74,913	$50,011
Corporate Overhead and Other Allocations HHH provides the Company certain services, including (1) certain support functions that are provided on a centralized basis within HHH, including, but not limited to executive oversight, treasury, accounting, finance, internal audit, legal, information technology, human resources, communications, and risk management; and (2) employee benefits and compensation, including stock-based compensation. The Company’s Unaudited Condensed Combined Financial Statements reflect an allocation of these costs. When specific identification or a direct attribution of costs based on time incurred for the Company’s benefit is not practicable, a proportional cost method is used, primarily based on revenue, headcount, payroll costs or other applicable measures.
The allocation of expenses, net of amounts capitalized, from HHH to the Company were reflected as follows in the Unaudited Condensed Combined Statements of Operations:

	Three months ended June 30,		Six months ended June 30,
thousands	2024	2023	2024	2023
Operating costs	321	148	521	281
General and administrative	3,568	3,630	6,994	6,457
Other income, net	(8)	(7)	(16)	(15)
Total	3,881	3,771	7,499	6,723

Allocated expenses recorded in operating costs, general and administrative expenses, and other income, net in the table above primarily include the allocation of employee benefits and compensation costs, including stock compensation expense, as well as overhead and other costs for shared support functions provided by HHH on a centralized basis. Operating costs as provided in the table above include immaterial expenses recorded to hospitality costs and sponsorships, events, and entertainment costs with the remainder recorded to operating costs. During the six months ended June 30, 2024, the Company capitalized costs of $0.3 million and $0.2 million that were incurred by HHH for the Company’s benefit in Developments and Buildings and equipment, respectively. During the six months ended June 30, 2023, the Company capitalized costs of $1.0 million and $0.2 million that were incurred by HHH for the Company’s benefit in Developments and Building and equipment, respectively.
The financial information herein may not necessarily reflect the combined financial position, results of operations, and cash flows of the Company in the future or what they would have been had the Company been a separate, standalone entity during the periods presented. Management believes that the methods used to allocate expenses to the Company are reasonable; however, the allocations may not be indicative of actual expenses that would have been incurred had the Company operated as an independent, publicly traded company for the periods presented. Actual costs that the Company may have incurred had it been a standalone company would depend on a number of factors, including the chosen organizational structure, whether functions were outsourced or performed by the Company employees and strategic decisions made in areas such as executive leadership, corporate infrastructure, and information technology.
Unless otherwise stated, these intercompany transactions between the Company and HHH have been included in these Unaudited Condensed Combined Financial Statements and are considered to be effectively settled at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the Unaudited Condensed Combined Statements of Cash Flows as a financing activity and in the Unaudited Condensed Combined Balance Sheets as net parent investment.
Stock Compensation The Company’s employees participate in HHH’s stock-compensation plan and the Company is allocated a portion of stock compensation expense based on the services provided to the Company. The non-cash stock compensation expense (income) for employee services directly attributable to the Company totaled ($0.6) million for the three months ended June 30, 2024, and $0.1 million for the six months ended June 30, 2024, compared to $0.2 million for the three months ended June 30, 2023, and $0.5 million for the six months ended June 30, 2023, and is included within general and administrative expenses in the Unaudited Condensed Combined Statements of Operations and included in the table above. These expenses are presented net of ($0.1) million and $0.1 million capitalized to development projects during the three months ended June 30, 2024, and 2023, respectively, and $0.3 million and $0.3 million capitalized to development projects during the six months ended June 30, 2024, and 2023, respectively. The $0.6 million of stock compensation income recognized in the three months ended June 30, 2024, is due to forfeitures of stock awards during the current period and the reversal of previously recognized expense. Employee benefits and compensation expense, including stock-based compensation expense, related to the HHH employees who provide shared services to the Company have also been allocated to the Company and is recorded in general and administrative expenses in the Unaudited Condensed Combined Statements of Operations and included in the table above.
Related-party Management Fees HHH provides management services to the Company for managing its real estate assets and the Company reimburses HHH for expenses incurred and pays HHH a management fee for services provided. The amounts outstanding pursuant to the management fee agreement between the Company and HHH are cash settled each month and are reflected in the Unaudited Condensed Combined Balance Sheets as related-party payables to the extent unpaid as of each balance sheet date. During the six months ended June 30, 2024, and 2023, the Unaudited Condensed Combined Balance Sheets reflects immaterial outstanding payables due to HHH with respect to the landlord management fees. These landlord management fees amounted to $0.1 million for the three months ended June 30, 2024, and 2023, and $0.2 million for the six months ended June 30, 2024, and 2023.
As discussed in Note 2 – Investments in Unconsolidated Ventures, CCMC, a wholly owned subsidiary of Jean-Georges Restaurants, which is a related party of the Company, also provides management services for certain of the Company’s retail and food and beverage businesses, either wholly owned or through partnerships with third parties. The Company’s businesses managed by CCMC include, but are not limited to, locations such as The Tin Building by Jean-Georges, The Fulton, and Malibu Farm. Pursuant to the various management agreements, CCMC is responsible for employment and supervision of all employees providing services for the food and beverage operations and restaurant as well as the day-to-day operations and accounting for the food and beverage operations. As of June 30, 2024, and December 31, 2023, the Unaudited Condensed Combined Balance Sheets reflect receivables for funds provided to CCMC to fund operations of $2.1 million and $1.2 million, respectively and accounts payable of $0.4 million and $0.2 million, respectively due to CCMC with respect to reimbursable expenses to be funded by the Company. The Company’s related-party management fees due to CCMC amounted to $0.6 million during the three months ended June 30, 2024, and $1.1 million during the six months ended June 30, 2024, compared to $0.6 million during the three months ended June 30, 2023, and $1.1 million during the six months ended June 30, 2023.
Related-party Rental Revenue The Company owns the real estate assets that are leased by Lawn Club and the Tin Building by Jean-Georges. As discussed in Note 2 – Investments in Unconsolidated Ventures, the Company owns a noncontrolling interest in these ventures and accounts for its interests in accordance with the equity method.
As of June 30, 2024, and December 31, 2023, the Unaudited Condensed Combined Balance Sheets reflect accounts receivable of $1.5 million and $0.1 million, respectively, due from these ventures generated by rental revenue earned by the Company.
During the three months ended June 30, 2024, and 2023, the Unaudited Condensed Combined Income Statements reflect rental revenue associated with these related parties of $3.1 million and $3.4 million, respectively. This is primarily comprised of $2.9 million and $3.2 million from the Tin Building by Jean-Georges during the three months ended June 30, 2024, and 2023, respectively.
During the six months ended June 30, 2024 and 2023, the Unaudited Condensed Combined Income Statements reflect rental revenue associated with these related parties of $6.0 million and $6.3 million, respectively. This is primarily comprised of $5.8 million and $6.0 million from the Tin Building by Jean-Georges during the six months ended June 30, 2024, and 2023, respectively.
Related-party Other Receivables As of June 30, 2024, and December 31, 2023, the Unaudited Condensed Combined Balance Sheets include a $0.1 million and $3.1 million receivable related to development costs incurred by the Company, which will be reimbursed by the Lawn Club venture.
13. Subsequent Events
On July 31, 2024, the Separation was completed through HHH’s distribution of one share of the Company’s common stock for every nine shares of HHH common stock to HHH’s shareholders as of the close of business on the record date of July 29, 2024. On August 1, 2024, the Company began trading as an independent publicly traded company under the stock symbol “SEG” on the New York Stock Exchange American.
Further, in connection with the Separation, a subsidiary of the Company issued Series A Preferred Stock to HHH in exchange for the contribution by HHH of certain assets; the Company entered into the Revolving Credit Agreement with HHH, as lender; and HHH paid down the existing mortgage related to 250 Water Street and the Company refinanced the remaining $61.3 million mortgage payable.
See Note 1 – Summary of Significant Accounting Policies and Note 5 – Mortgages Payable, Net for additional information.

KPMG LLP Suite 1400
2323 Ross Avenue
Dallas, TX 75201-2721
Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors of Howard Hughes Holdings Inc.
Seaport Entertainment Division of Howard Hughes:
Opinion on the Combined Financial Statements
We have audited the accompanying combined balance sheets of Seaport Entertainment Division of Howard Hughes (the Company) as of December 31, 2023 and 2022, the related combined statements of operations, equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes and financial statement Schedule III (collectively, the combined financial statements). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.
Going Concern
The accompanying combined financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the combined financial statements, the Company does not currently have, nor does it expect to generate from operations, adequate liquidity to fund its operations which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The combined financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Carve-out Basis of Accounting
As discussed in Note 1, the combined financial statements have been prepared on a “carve-out” basis from the financial statements of Howard Hughes Holdings Inc. (Parent) to reflect attribution of certain assets and liabilities that have been held at Parent which are specifically identifiable or attributable to the Company as well as allocations deemed reasonable by management to present the results of operations, financial position and cash flows of the Company on a standalone basis and may not reflect the results of operations, financial position and cash flows had the Company operated as a standalone company during the period presented. Our Opinion is not modified with respect to this matter.
Basis for Opinion
These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those
KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with
KPMG International Limited, a private English company limited by guarantee.

risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG LLP
We have served as the Company’s auditor since 2022.
Dallas, Texas
May 23, 2024

SEAPORT ENTERTAINMENT DIVISION OF HOWARD HUGHES
COMBINED BALANCE SHEETS

	December 31,
thousands	2023	2022
ASSETS
Buildings and equipment	$528,299	$956,943
Less: accumulated depreciation	(203,208)	(161,637)
Land	9,497	21,231
Developments	102,874	276,322
Net investment in real estate	437,462	1,092,859
Investments in unconsolidated ventures	37,459	69,814
Cash and cash equivalents	1,834	16,448
Restricted cash	42,011	50,265
Accounts receivable, net	13,672	8,203
Deferred expenses, net	4,379	4,451
Operating lease right-of-use assets, net	40,884	41,500
Other assets, net	39,112	30,975
Total assets	$616,813	$1,314,515

LIABILITIES
Mortgages payable, net	$155,628	$144,181
Operating lease obligations	48,153	46,349
Deferred tax liabilities, net	—	2,187
Accounts payable and other liabilities	28,139	25,612
Total liabilities	231,920	218,329
Commitments and Contingencies (see Note 8)
EQUITY
Net parent investment	384,893	1,096,186
Total equity	384,893	1,096,186
Total liabilities and equity	$616,813	$1,314,515
See Notes to Combined Financial Statements.

SEAPORT ENTERTAINMENT DIVISION OF HOWARD HUGHES
COMBINED STATEMENTS OF OPERATIONS

	Year Ended December 31,
thousands	2023	2022	2021
REVENUES
Sponsorships, events, and entertainment revenue	$60,623	$55,724	$41,504
Hospitality revenue	32,951	42,565	29,632
Rental revenue	22,096	19,810	7,978
Other revenue	8	947	3,506
Total revenues	115,678	119,046	82,620

EXPENSES
Sponsorships, events, and entertainment costs	47,466	38,764	29,260
Hospitality costs	31,432	38,037	27,643
Operating costs	41,219	44,048	41,870
Provision for doubtful accounts	459	1,412	161
General and administrative	30,536	16,977	17,214
Depreciation and amortization	48,432	47,356	41,612
Other	81	58	977
Total expenses	199,625	186,652	158,737

OTHER
Provision for impairment	(672,492)	—	—
Other income, net	33	935	198
Total other	(672,459)	935	198
Operating loss	(756,406)	(66,671)	(75,919)
Interest expense, net	(3,166)	(4,013)	(6,534)
Equity in losses from unconsolidated ventures	(80,633)	(37,124)	(1,988)
Loss on extinguishment of debt	(47)	—	—
Loss before income taxes	(840,252)	(107,808)	(84,441)
Income tax (benefit) expense	(2,187)	3,469	(3,575)
Net loss	$(838,065)	$(111,277)	$(80,866)
See Notes to Combined Financial Statements.

SEAPORT ENTERTAINMENT DIVISION OF HOWARD HUGHES
COMBINED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
thousands	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(838,065)	$(111,277)	$(80,866)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation	45,030	43,985	38,698
Amortization	3,402	3,371	2,914
Amortization of deferred financing costs	463	500	527
Straight-line rent amortization	(216)	(871)	284
Stock compensation expense	1,495	869	483
Deferred income taxes	(2,187)	3,469	(3,575)
Other	1,178	1,820	—
Loss on extinguishment of debt	47	—	—
Impairment charges	672,492	—	—
Equity in losses from unconsolidated ventures, net of distributions and impairment charges	81,364	37,124	1,988
Provision for (recovery of) doubtful accounts	328	(2,268)	1,311
Net Changes:
Accounts receivable	(5,285)	671	(2,638)
Other assets, net	(12,254)	1,575	(1,995)
Deferred expenses, net	(175)	(2,329)	(152)
Accounts payable and other liabilities	1,603	(6,190)	7,209
Cash used in operating activities	(50,780)	(29,551)	(35,812)

CASH FLOWS FROM INVESTING ACTIVITIES
Operating property improvements	(18,747)	(12,206)	(9,215)
Property development and redevelopment	(44,047)	(85,714)	(92,758)
Investments in unconsolidated ventures	(45,527)	(100,112)	(1,162)
Distributions from unconsolidated ventures	19	—	—
Cash used in investing activities	(108,302)	(198,032)	(103,135)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from mortgages payable	115,000	—	—
Deferred financing costs	(2,251)	(295)	—
Principal payments on mortgages payable	(101,812)	(1,910)	(1,747)
Net transfers from Parent	125,277	239,617	185,922
Cash provided by financing activities	136,214	237,412	184,175

Net change in cash, cash equivalents and restricted cash	(22,868)	9,829	45,228
Cash, cash equivalents and restricted cash at beginning of period	66,713	56,884	11,656
Cash, cash equivalents and restricted cash at end of period	$43,845	$66,713	$56,884

	Year Ended December 31,
thousands	2023	2022	2021
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents	$1,834	$16,448	$12,989
Restricted cash	42,011	50,265	43,895
Cash, cash equivalents and restricted cash at end of period	$43,845	$66,713	$56,884

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$11,227	$7,456	$5,454
Interest capitalized	8,537	4,028	—

NON-CASH TRANSACTIONS
Initial recognition of ASC 842 operating leases ROU asset	$—	$—	$6,189
Initial recognition of ASC 842 operating lease obligation	—	—	6,189
Accrued property improvements, developments, and redevelopments	3,344	(12,408)	2,911
Capitalized stock compensation	1,277	3,005	1,401
See Notes to Combined Financial Statements.

SEAPORT ENTERTAINMENT DIVISION OF HOWARD HUGHES
COMBINED STATEMENTS OF EQUITY

thousands	Net parent investment	Total equity
Balance, December 31, 2020	$861,438	$861,438
Net loss	(80,866)	(80,866)
Net transfers from parent	186,405	186,405
Balance, December 31, 2021	$966,977	$966,977
Net loss	(111,277)	(111,277)
Net transfers from parent	240,486	240,486
Balance, December 31, 2022	$1,096,186	$1,096,186
Net loss	(838,065)	(838,065)
Net transfers from parent	126,772	126,772
Balance, December 31, 2023	$384,893	$384,893
See Notes to Combined Financial Statements.

1. Summary of Significant Accounting Policies
Description of the Company On July 17, 2023, The Howard Hughes Corporation (“HHC”) announced that its Board of Directors authorized the creation of a holding company structure. On August 11, 2023, upon the consummation of the transaction, Howard Hughes Holdings Inc. (“HHH” or “Parent”), the new parent holding company, replaced HHC as the public company trading on the New York Stock Exchange. Existing shares of common stock of HHC were automatically converted, on a one-for-one basis, into shares of common stock of HHH, with the same designations, rights, powers, and preferences, and the same qualifications, limitations, and restrictions, as the shares of HHC common stock immediately prior to the reorganization. HHH became the successor issuer to HHC pursuant to Rule 12g-3 (a) under the Exchange Act and replaced HHC as the public company trading on the New York Stock Exchange.
On October 5, 2023, HHH announced its intent to form a new division, the Seaport Entertainment division of Howard Hughes (the "Company"), that includes HHH’s entertainment-related real estate assets and operations, which are concentrated in New York and Las Vegas, including the Seaport in Lower Manhattan (the “Seaport”), a 25% ownership stake in Jean-Georges Restaurants as well as other partnerships, the Las Vegas Aviators Triple-A Minor League Baseball team (the “Aviators”) and the Las Vegas Ballpark, and an interest in and to 80% of the air rights above the Fashion Show mall in Las Vegas.
HHH is establishing the Seaport Entertainment division with the intention of separating it into a stand-alone publicly traded company through the distribution of all of the outstanding shares of common stock of Seaport Entertainment to HHH’s stockholders on a pro rata basis in a distribution intended to be tax-free for U.S. federal income tax purposes, except for cash received in lieu of fractional shares of common stock. While HHH currently intends to effect the distribution, subject to the satisfaction of certain conditions, HHH has no obligation to pursue or consummate any disposition of its ownership of Seaport Entertainment, including through the distribution, by any specified date, or at all. The planned separation and distribution of the Seaport Entertainment division from Howard Hughes will refine the identity of HHH as a pure-play real estate company focused solely on its portfolio of master planned communities and allow the new company to own, operate and develop a unique collection of assets independently positioned at the intersection of entertainment and real estate. To date, Seaport Entertainment has not conducted any business as a separate company.
COVID-19 Pandemic The 2020 outbreak of the novel strain of the coronavirus (COVID-19) resulted in a global slowdown of economic activity including worldwide travel restrictions, prohibitions of non-essential work activities, and the disruption and shutdown of businesses, all of which resulted in significant uncertainty in global financial market. This had an adverse impact on the Company’s financial performance in 2020, with the closure or limited operation of the Seaport properties throughout the year, and the cancellation of the 2020 concert series and Aviators baseball season. The impact of COVID-19 notably lessened during 2021, with Seaport operations returning to full capacity by the end of the year, including the return of the 2021 concert series and Aviators baseball season. The Company did not experience adverse effects related to COVID-19 in 2022 and 2023.
Principles of Combination and Basis of Presentation The accompanying Combined Financial Statements have been prepared on a standalone basis derived from the consolidated financial statements and accounting records of HHH. These statements reflect the combined historical results of operations, financial position, and cash flows of the Seaport Entertainment division of Howard Hughes in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
The Combined Financial Statements include the attribution of certain assets and liabilities that have been held at Parent which are specifically identifiable or attributable to the Company. The assets and liabilities in the carve-out financial statements have been presented on a historical cost basis.
All significant intercompany transactions within the Company have been eliminated. All transactions between the Company and Parent are considered to be effectively settled in the Combined Financial Statements at the time the transaction is recorded, other than transactions described in Note 14 – Related-Party Transactions that have historically been settled in cash. The total net effect of the settlement of these intercompany transactions is reflected in the Combined Statements of Cash Flows as a financing activity and in the Combined Balance Sheets as net parent investment.
These Combined Financial Statements include expense allocations for: (1) certain support functions that are provided on a centralized basis within HHH, including, but not limited to property management, development, executive oversight, treasury, accounting, finance, internal audit, legal, information technology, human resources, communications, facilities, and risk management; and (2) employee benefits and compensation, including stock-based compensation. These expenses have been allocated to the Company on the basis of direct time spent on Company projects where identifiable, with the remainder allocated on a basis of revenue, headcount, payroll costs, or other applicable measures. For an additional discussion and quantification of expense allocations, see Note 14 – Related-Party Transactions.
Management believes the assumptions underlying these Combined Financial Statements, including the assumptions regarding allocated expenses, reasonably reflect the utilization of services provided to or the benefit received by the Company during the periods presented. Nevertheless, the Combined Financial Statements may not reflect the results of operations, financial position and cash flows had the Company been a standalone company during the periods presented. Actual costs that the Company may have incurred had it been a standalone company would depend on several factors, including the chosen organization structure, whether functions were outsourced or performed by its employees and strategic decisions made in areas such as executive leadership, corporate infrastructure, and information technology.
Debt obligations and related financing costs of Parent have not been included in the Combined Financial Statements of the Company, because the Company’s business is not a party to the obligations between Parent and the debt holders. Further, the Company does not guarantee any of Parent’s debt obligations.
The income tax provision in the Combined Statements of Operations has been calculated as if the Company was operating on a standalone basis and filed separate tax returns in the jurisdictions in which it operates. Therefore, cash tax payments and items of current and deferred taxes may not be reflective of the Company’s actual tax balances prior to or subsequent to the carve-out.
HHH maintains stock-based compensation plans at a corporate level. The Company’s employees participate in such plans and the portion of the cost of those plans related to the Company’s employees is included in the Combined Statements of Operations. However, the Combined Balance Sheets does not include any equity issued related to stock-based compensation plans.
The equity balance in these Combined Financial Statements represents the excess of total assets over total liabilities, including intercompany balances between the Company and Parent (net parent investment).
Liquidity and Going Concern The Company historically managed liquidity risk by effectively managing its operations, capital expenditures, development and redevelopment activities, and cash flows, making use of a central treasury function and other shared services provided by the Parent. The Company does not currently have, nor does it expect to generate from operations, adequate liquidity to fund its operations for the next twelve months. To mitigate such conditions, the Parent has committed to support the operating, investing and financing activities of the Company by contributing capital to the Company prior to the separation and distribution.
Management believes that cash on hand and the financial support from Parent will provide sufficient liquidity to meet the Company’s projected obligations for at least twelve months from May 23, 2024, the date these Combined Financial Statements were available to be issued.
The Combined Financial Statements for the Company have been prepared on the basis of accounting policies applicable to a going concern. The going concern basis presumes that for the foreseeable future, funds will be available to finance future operations and that the realization of assets and settlement of liabilities, contingent obligations and commitments will occur in the ordinary course of business.
Variable Interest Entities The Company has interests in various legal entities that represent a variable interest entity. A VIE is an entity: (a) that has total equity at risk that is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other entities; (b) where the group of equity holders does not have the power to direct the activities of the entity that most significantly impact the entity’s economic performance, or the obligation to absorb the entity’s expected losses or the right to receive the entity’s expected residual return, or both (i.e., lack the characteristics of a controlling financial interest); or (c) where the voting rights of the equity holders are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both, and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.
The Company determines if a legal entity is a VIE by performing a qualitative analysis that requires certain subjective decisions, taking into consideration the design of the entity, the variability that the entity was designed to create and pass along to its interest holders, the rights of the parties and the purpose of the arrangement. Upon the occurrence of certain reconsideration events, the Company reassesses its initial determination as to whether the entity is a VIE.
The Company also performs a qualitative assessment of each VIE to determine if it is the primary beneficiary. The Company is the primary beneficiary and would consolidate the VIE if it has a controlling financial interest where it has both (a) the power to direct the economically significant activities of the entity and (b) the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to the VIE. This assessment requires certain subjective decisions, taking into consideration the contractual agreements that define the ownership structure, the design of the entity, distribution of profits and losses, risks, responsibilities, indebtedness, voting rights and board representation of the respective parties. Management’s assessment of whether the Company is the primary beneficiary of a VIE is continuously performed.
Upon initial consolidation of a VIE, the Company records the assets, liabilities and noncontrolling interests at fair value and recognizes a gain or loss for the difference between (i) the fair value of the consideration paid, the fair value of noncontrolling interests and the reported amount of any previously held interests and (ii) the net amount of the fair value of the assets and liabilities.
If the Company determines it is no longer the primary beneficiary of a VIE, it will deconsolidate the entity and measure the initial cost basis for any retained interests that are recorded upon the deconsolidation at fair value. The Company will recognize a gain or loss for the difference between the fair value and the previous carrying amount of its investment in the VIE.
The Company was not the primary beneficiary of any VIE’s during 2023, 2022, and 2021 and, therefore; the Company does not consolidate any VIE’s in which it holds a variable interest.
Investments in Unconsolidated Ventures The Company’s investments in unconsolidated ventures are accounted for under the equity method to the extent that, based on contractual rights associated with the investments, the Company can exert significant influence over a venture’s operations. Under the equity method, the Company’s investment in the venture is recorded at cost and is subsequently adjusted to recognize the Company’s allocable share of the earnings or losses of the venture. Dividends and distributions received by the Company are recognized as a reduction in the carrying amount of the investment. Generally, joint venture operating agreements provide that assets, liabilities, funding obligations, profits and losses, and cash flows are shared in accordance with ownership percentages. For certain equity method investments, various provisions in the joint venture operating agreements regarding distributions of cash flow based on capital account balances, allocations of profits and losses and preferred returns may result in the Company’s economic interest differing from its stated ownership or if applicable, the Company’s final profit-sharing interest after receipt of any preferred returns based on the venture’s distribution priorities. For these investments, the Company recognizes income or loss based on the joint venture’s distribution priorities, which could fluctuate over time and may be different from its stated ownership or final profit-sharing percentage.
The Company periodically assesses the appropriateness of the carrying amount of its equity method investments, as events or changes in circumstance may indicate that a decrease in value has occurred which is other‑than‑temporary. In addition to the property‑specific impairment analysis performed on the underlying assets of the investment, the Company also considers the ownership, distribution preferences, limitations and rights to sell and repurchase its ownership interests. If a decrease in value of an investment is deemed to be other‑than‑temporary, the investment is reduced to its estimated fair value and an impairment-related loss is recognized in the Combined Statements of Operations as a component of Equity in earnings (losses) from investments in unconsolidated ventures.
For investments in ventures where the Company has virtually no influence over operations and the investments do not have a readily determinable fair value, the Company has elected the measurement alternative to carry the securities at cost less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the issuer. Equity securities not accounted for under the equity method, or where the measurement alternative has not been elected, are required to be reported at fair value with unrealized gains and losses reported in the Combined Statements of Operations as Net unrealized gains (losses) on instruments measured at fair value through earnings.
Use of Estimates The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The estimates and assumptions include, but are not limited to, capitalization of development costs, provision for income taxes, future cash flows used in impairment analysis and fair value used in impairment calculations, recoverable amounts of receivables and deferred tax assets, initial valuations of tangible and intangible assets acquired and the related useful lives of assets upon which depreciation and amortization is based. Estimates and assumptions have also been made with respect to future revenues and costs. Actual results could differ from these and other estimates.
Segments Segment information is prepared on the same basis that management reviews information for operational decision-making purposes. Management evaluates the performance of each of the Company’s real estate assets and investments individually and aggregates such properties and investments into segments based on their economic characteristics and types of revenue streams. The Company operates in three business segments: (i) Landlord Operations, (ii) Hospitality, and (iii) Sponsorships, Events, and Entertainment.
Net Investment in Real Estate
Buildings and Equipment and Land Real estate assets are stated at cost less any provisions for impairments and depreciation as applicable. Expenditures for significant improvements to the Company’s assets are capitalized. Tenant improvements relating to the Company’s real estate assets are capitalized and depreciated over the shorter of their economic lives or the lease term. Maintenance and repair costs are charged to expense when incurred.
Depreciation The Company periodically reviews the estimated useful lives of Building and Equipment. Depreciation or amortization expense is computed using the straight‑line method based upon the following estimated useful lives:

Asset Type	Years	Balance Sheet Location
Buildings and improvements	7 - 40	Buildings and Equipment
Equipment and fixtures	5 - 20	Buildings and Equipment
Computer hardware and software, and vehicles	3 - 5	Buildings and Equipment
Tenant improvements	Related lease term	Buildings and Equipment
Leasing costs	Related lease term	Other assets, net
From time to time, the Company may reassess the development strategies for certain buildings and improvements which results in changes to the Company’s estimate of their remaining useful lives. The Company did not recognize additional depreciation expense of significance for the years ended December 31, 2023, 2022, and 2021.
Developments Development costs, which primarily include direct costs related to placing the asset in service associated with specific development properties, are capitalized as part of the property being developed. Construction and improvement costs incurred in connection with the development of new properties, or the redevelopment of existing properties are capitalized before they are placed into service. Costs include planning, engineering, design, direct material, labor and subcontract costs. Real estate taxes, utilities, direct legal and professional fees related to the sale of a specific unit, interest, insurance costs and certain employee costs incurred during construction periods are also capitalized. Capitalization commences when the development activities begin and cease when a project is completed, put on hold or at the date that the Company decides not to move forward with a project. Capitalized costs related to a project where the Company has determined not to move forward are expensed if they are deemed not recoverable. Capitalized interest costs are based on qualified expenditures and interest rates in place during the construction period. Demolition costs associated with redevelopments are expensed as incurred unless the demolition was included in the Company’s development plans and imminent as of the acquisition date of an asset. Once an asset is placed into service, it is depreciated in accordance with the Company’s policy. In the event that management no longer has the ability or intent to complete a development, the costs previously capitalized are evaluated for impairment.
Developments consist of the following categories as of December 31:

thousands	2023	2022
Land and improvements	$51,718	$179,471
Development costs	51,156	96,851
Total Developments	$102,874	$276,322
Acquisitions of Properties The Company accounts for the acquisition of real estate properties in accordance with Accounting Standards Codification (ASC) 805 Business Combinations (ASC 805). This methodology requires that assets acquired, and liabilities assumed be recorded at their fair values on the date of acquisition for business combinations and at relative fair values for asset acquisitions. Acquisition costs related to the acquisition of a business are expensed as incurred. Costs directly related to asset acquisitions are considered additions to the purchase price and increase the cost basis of such assets.
The fair value of tangible assets of an acquired property (which includes land, buildings and improvements) is determined by valuing the property as if it were vacant, and the as-if-vacant value is then allocated to land, buildings and improvements based on management’s determination of the fair value of these assets. The as-if-vacant values are derived from several sources which incorporate significant unobservable inputs that are classified as Level 3 inputs in the fair value hierarchy and primarily include a discounted cash flow analysis using discount and capitalization rates based on recent comparable market transactions, where available.
The fair value of acquired intangible assets consisting of in-place, above-market and below-market leases is recorded based on a variety of considerations, some of which incorporate significant unobservable inputs that are classified as Level 3 inputs in the fair value hierarchy. In-place lease considerations include, but are not necessarily limited to: (1) the value associated with avoiding the cost of originating the acquired in-place leases (i.e., the market cost to execute a lease, including leasing commissions and tenant improvements); (2) the value associated with lost revenue related to tenant reimbursable operating costs incurred during the assumed lease-up period (i.e., real estate taxes, insurance and certain other operating expenses); and (3) the value associated with lost rental revenue from existing leases during the assumed lease-up period. Above-market and below-market leases are valued at the present value, using a discount rate that reflects the risks associated with the leases acquired, of the difference between (1) the contractual amounts to be paid pursuant to the in-place lease; and (2) management’s estimate of current market lease rates, measured over the remaining non-cancelable lease term, including any below-market renewal option periods.
Impairment The Company reviews its long-lived assets (including those held by its unconsolidated ventures) for potential impairment indicators whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized if the carrying amount of an asset is not recoverable and exceeds its fair value. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future economic conditions, such as occupancy, rental rates, capital requirements and sales values that could differ materially from actual results in future periods. If impairment indicators exist and it is expected that undiscounted cash flows generated by the asset are less than its carrying amount, an impairment provision is recorded to write down the carrying amount of the asset to its fair value.
Impairment indicators include, but are not limited to, significant changes in projected completion dates, stabilization dates, operating revenues or cash flows, development costs, ongoing low occupancy, and market factors.
The cash flow estimates used both for determining recoverability and estimating fair value are inherently judgmental and reflect current and projected trends in rental, occupancy, pricing, development costs, sales pace and capitalization rates, and estimated holding periods for the applicable assets. Although the estimated fair value of certain assets may be exceeded by the carrying amount, a real estate asset is only considered to be impaired when its carrying amount is not expected to be recovered through estimated future undiscounted cash flows. To the extent an impairment provision is necessary, the excess of the carrying amount of the asset over its estimated fair value is expensed to operations. In addition, the impairment provision is allocated proportionately to adjust the carrying amount of the asset. The adjusted carrying amount, which represents the new cost basis of the asset, is depreciated over the remaining useful life of the asset. Assets that have been impaired will in the future have lower depreciation and cost of sale expenses. The impairment will have no impact on cash flow.
Cash and Cash Equivalents Cash and cash equivalents consist of highly liquid investments with maturities at date of purchase of three months or less and deposits with major banks throughout the United States. Such deposits are in excess of FDIC limits and are placed with high-quality institutions in order to minimize concentration of counterparty credit risk.
Restricted Cash Restricted cash reflects amounts segregated in escrow accounts in the name of the Company, primarily related to development activity at 250 Water Street and other amounts related to payment of principal and interest on the Company’s outstanding mortgages payable.
Accounts Receivable, net Accounts receivable includes tenant receivables, straight-line rent receivables, and other receivables. On a quarterly basis, management reviews tenant receivables and straight-line rent assets for collectability. As required under ASC 842 Leases (ASC 842), this analysis includes a review of past due accounts and considers factors such as the credit quality of tenants, current economic conditions and changes in customer payment trends. When full collection of a lease receivable or future lease payment is not probable, a reserve for the receivable balance is charged against rental revenue and future rental revenue is recognized on a cash basis. The Company also records reserves for estimated losses under ASC 450 Contingencies (ASC 450) if the estimated losses are probable and can be reasonably estimated.
Other receivables primarily related to short-term trade receivables. The Company is exposed to credit losses through the sale of goods and services to customers. As required under ASC 326 Financial Instruments – Credit Losses (ASC 326), the Company assesses its exposure to credit loss related to these receivables on a quarterly basis based on historical collection experience and future expectations by portfolio. As of December 31, 2023 and 2022, there were no material past due receivables and there have been no material write-offs or recoveries of amounts previously written-off.
The following table represents the components of Accounts Receivable, net of amounts considered uncollectible, in the accompanying Combined Balance Sheets as of December 31:

thousands	2023	2022
Tenant receivables	$875	$1,300
Straight-line rent receivables	3,353	3,136
Other receivables	9,444	3,767
Accounts receivable, net (a)	$13,672	$8,203
__________________
(a)As of December 31, 2023 and 2022, the total reserve balance was $1.4 million.

The following table summarizes the impacts of the collectability reserves in the accompanying Combined Statements of Operations for the years ended December 31:

thousands
Statements of Operations Location	2023	2022	2021
Rental revenue	$288	$(3,305)	$1,314
Provision for doubtful accounts	459	1,412	161
Total (income) expense impact	$747	$(1,893)	$1,475
As of December 31, 2023, two customers had an accounts receivable balance of $2.1 million and $1.7 million, which represented approximately 15.1% and 12.2% of the Company’s accounts receivable balance, respectively. Additionally, one related party accounted for approximately $3.1 million, which represented approximately 22.8% of the Company’s accounts receivable. See Note 14 – Related-Party Transactions for additional information.
As of December 31, 2022, three customers had an accounts receivable balance of $1.5 million, $1.3 million, and $1.0 million, which represented 17.7%, 16.3%, and 12.4% of the Company’s accounts receivable, respectively.
Other Assets, net The major components of Other assets, net include various intangibles, security deposits, prepaid expenses, and food and beverage and merchandise inventory related to the Company’s properties.
The Company’s intangibles include the player development license agreement with Major League Baseball (“MLB”) and other intangibles relating to the Aviators. The Company amortizes finite-lived intangible assets less any residual value, if applicable, on a straight-line basis over the term of the related lease or the estimated useful life of the asset. Refer to Note 5 - Intangibles for additional information.
Security and other deposits primarily includes a $13.8 million collateral deposit associated with the 250 Water Street mortgage refinancing.
Food and beverage and merchandise inventory is stated at lower of cost or market with cost being determined on a first-in, first-out basis for food and beverage inventory and average cost for merchandise inventory.
Income Taxes The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect for years in which the temporary differences are expected to reverse. Deferred income taxes also reflect the impact of operating loss and tax credit carryforwards.
The Company periodically assesses the realizability of its deferred tax assets. If the Company concludes that it is more likely than not that some of the deferred tax assets will not be realized, the tax asset is reduced by a valuation allowance. The Company considers many factors when assessing the likelihood of future realization of deferred tax assets, including expectations of future taxable income, carryforward periods available to the Company for tax reporting purposes, various income tax strategies and other relevant factors. In addition, interest and penalties related to uncertain tax positions, if necessary, are recognized in income tax expense.
Deferred Expenses, net Deferred expenses consist principally of leasing costs. Deferred leasing costs are amortized using the straight‑line method over the related lease term. Deferred expenses are shown net of accumulated amortization of $0.8 million and $0.6 million as of December 31, 2023 and 2022, respectively.
Marketing and Advertising The Company incurs various marketing and advertising costs as part of development, branding, leasing or sales initiatives. These costs include special events, broadcasts, direct mail, and online digital and social media programs, and they are expensed as incurred. For the years ended December 31, 2023, 2022, and 2021, marketing and advertising expenses were $6.7 million, $5.1 million, and $4.1 million, respectively.

Fair Value of Financial Instruments The carrying values of cash and cash equivalents, escrows, receivables, accounts payable, accrued expenses, and other assets and liabilities are reasonable estimates of their fair values because of the short maturities of these instruments.
Stock-Based Compensation The Parent uses a stock-based compensation equity plan, including stock options, restricted stock awards and performance-based awards, to provide long-term incentives for its workforce. Stock-based compensation expense for the respective awards granted to the Company’s employees has been reflected in the Combined Statements of Operations based on their fair values.
The stock-based compensation expense has been derived from the equity awards granted by Parent to the Company’s employees. The Parent estimates the fair value of stock option awards using the Black-Scholes option-pricing model. Restricted stock awards are valued using the market price of the Parent’s common stock on the grant date. For performance-based awards, the fair value of the market-condition portion of the award is measured using a Monte Carlo simulation, and the performance-condition portion is measured at the market price of the Parent’s common stock on the grant date. The Parent records compensation cost for stock-based compensation awards over the requisite service period. If the requisite service period is satisfied, compensation cost is not adjusted unless the award contains a performance condition. If an award contains a performance condition, expense is recognized only for those shares that ultimately vest using the per-share fair value measured at the grant date. The Parent recognizes forfeitures as they occur.
As the stock-based compensation plans are Parent’s plans and the awards are settled by Parent, the offset to the expense has been recognized through net parent investment on the Combined Balance Sheets. See Note 9 – Stock-Based Compensation Plans for additional information.
Revenue Recognition and Related Matters
Sponsorships, Events, and Entertainment Revenue Sponsorships, events, and entertainment revenue related to contracts with customers is generally comprised of baseball-related ticket sales, concert-related ticket sales, events-related service revenue, concession sales, and advertising and sponsorships revenue. Baseball season ticket sales are recognized over time as games take place. Single baseball and concert tickets are recognized at a point in time. The baseball and concert related payments are made in advance or on the day of the event. Events-related service revenue is recognized at the time the customer receives the benefit of the service, with a portion of related payments made in advance, as per the agreements, and the remainder of the payment made on the day of the event. For concession sales, the transaction price is the net amount collected from the customer at the time of service and revenue is recognized at a point in time when the food or beverage is provided to the customer. In all other cases, the transaction prices are fixed, stipulated in the ticket, and representative in each case of a single performance obligation.
Baseball-related and other advertising and sponsorship agreements allow third parties to display their advertising and products at the Company‘s venues for a certain amount of time and relate to a single performance obligation. The agreements generally cover a baseball season or other contractual period of time, and the related revenue is generally recognized on a straight-line basis over time, as time elapses, unless a specific performance obligation exists within the sponsorship contract where point-in-time delivery occurs and recognition at a specific performance or delivery date is more appropriate. Consideration terms for these services are fixed in each respective agreement is paid in accordance with individual contractual terms.
Sponsorships, events, and entertainment revenue is disclosed net of any refunds, which are settled and recorded at the time of an event cancellation. The Company does not accrue or estimate any obligations related to refunds.
Hospitality Revenue Hospitality revenue is generated by the Seaport restaurants. The transaction price is the net amount collected from the customer and is recognized as revenue at a point in time when the food or beverage is provided to the customer. These transactions are ordinarily settled with cash or credit card over a short period of time.
Rental Revenue Rental revenue is associated with the Company’s Landlord Operations assets and is comprised of minimum rent, percentage rent in lieu of fixed minimum rent, tenant recoveries, and overage rent.

Minimum rent revenues are recognized on a straight‑line basis over the terms of the related leases when collectability is reasonably assured and the tenant has taken possession of, or controls, the physical use of the leased asset. Percentage rent in lieu of fixed minimum rent is recognized as sales are reported from tenants. Minimum rent revenues also include amortization related to above and below‑market tenant leases on acquired properties. Rent payments for landlord assets are due on the first day of each month during the lease term.
Recoveries from tenants are stipulated in the leases, are generally computed based upon a formula related to real estate taxes, insurance, and other real estate operating expenses, and are generally recognized as revenues in the period the related costs are incurred.
Overage rent is recognized on an accrual basis once tenant sales exceed contractual thresholds contained in the lease and is calculated by multiplying the tenant sales in excess of the minimum amount by a percentage defined in the lease.
If the lease provides for tenant improvements, the Company determines whether the tenant improvements are owned by the tenant or by the Company. When the Company is the owner of the tenant improvements, rental revenue begins when the improvements are substantially complete. When the tenant is the owner of the tenant improvements, any tenant allowance funded by the Company is treated as a lease incentive and amortized as an adjustment to rental revenue over the lease term.
Other Revenue Other revenue is comprised of parking revenue and other miscellaneous revenue. Other revenue is recognized at a point in time, at the time of sale when payment is received, and the customer receives the good or service. In all cases, the transaction prices are fixed, stipulated in the contract or product, and representative in each case of a single performance obligation.
2. Investments in Unconsolidated Ventures
In the normal course of business, the Company enters into partnerships and ventures with an emphasis on investments associated with businesses that operate at the Company’s real estate assets and other entertainment-related investments. The Company does not consolidate the investments in the periods presented below as it does not have a controlling financial interest in these ventures. As such, the Company primarily reports its interests in accordance with the equity method. Additionally, the Company evaluates its equity method investments for significance in accordance with Regulation S-X, Rule 3-09 and Regulation S-X, Rule 4-08(g) and presents separate annual financial statements or summarized financial information, respectively, as required by those rules.
Investments in unconsolidated ventures consist of the following:

	Ownership Interest (a)		Carrying Value		Share of Earnings (Losses)/ Dividends
	December 31,		December 31,		Year Ended December 31,
thousands except percentages	2023	2022	2023	2022	2023	2022	2021
Equity Method Investments
The Lawn Club (b)	50%	50%	$1,266	$2,553	$(1,287)	$—	$—
Ssäm Bar (b) (c) (d)	50%	50%	—	5,551	(5,981)	(783)	(1,988)
Tin Building by Jean-Georges (b) (c) (d)	65%	65%	11,658	6,304	(42,698)	(36,813)	—
Jean-Georges Restaurants (d)	25%	25%	14,535	45,406	(30,667)	472	—
			27,459	59,814	(80,633)	(37,124)	(1,988)
Other equity investments (e)			10,000	10,000	—	—	—
Investments in unconsolidated ventures			$37,459	$69,814	$(80,633)	$(37,124)	$(1,988)

__________________
(a)Ownership interests presented reflect the Company’s stated ownership interest or if applicable, the Company’s final profit-sharing interest after receipt of any preferred returns based on the venture’s distribution priorities.
(b)For these equity method investments, various provisions in the venture operating agreements regarding distributions of cash flow based on capital account balances, allocations of profits and losses and preferred returns may result in the Company’s economic interest differing from its stated interest or final profit-sharing interest. For these investments, the Company recognizes income or loss based on the venture’s distribution priorities, which could fluctuate over time and may be different from its stated ownership or final profit-sharing interest.
(c)Classified as a VIE; however, the Company is not the primary beneficiary and accounts for its investment in accordance with the equity method. Refer to discussion below for additional information.
(d)These investments were impaired as part of the Seaport impairment recognized in the current period. Refer to specific investment discussion below and Note 3 - Impairment for additional information.
(e)Other equity investments represent investments not accounted for under the equity method. The Company elected the measurement alternative as these investments do not have readily determinable fair values. There were no impairments, or upward or downward adjustments to the carrying amounts of these securities either during 2023, or cumulatively. As of December 31, 2023, Other equity investments consists of $10.0 million of warrants, which represents cash paid by the Company for the option to acquire additional ownership interest in Jean-Georges Restaurants. Refer to discussion below for additional detail.
The Lawn Club In 2021, the Company formed HHC Lawn Games, LLC with The Lawn Club NYC, LLC (“Endorphin Ventures”), to construct and operate an immersive indoor and outdoor restaurant that includes an extensive area of indoor grass, a stylish clubhouse bar, and a wide variety of lawn games. This concept opened in the fourth quarter of 2023. Under the terms of the initial agreement, the Company funded 80% of the cost to construct the restaurant, and Endorphin Ventures contributed the remaining 20%. In October 2023, the members executed an amended LLC agreement, in which the Company will fund 90% of any remaining capital requirements, and Endorphin Ventures will contribute 10%. The Company will recognize its share of income or loss based on the joint venture distribution priorities, which could fluctuate over time. Upon return of each member’s contributed capital and a preferred return to the Company, distributions and recognition of income or loss will be allocated to the Company based on its final profit-sharing interest. The Company also entered into a lease agreement with HHC Lawn Games, LLC pursuant to which the Company agreed to lease 20,000 square feet of the Fulton Market Building to this venture.
Ssäm Bar In 2016, the Company formed Pier 17 Restaurant C101, LLC (“Ssäm Bar”) with MomoPier, LLC (“Momofuku”) to construct and operate a restaurant and bar at Pier 17 in the Seaport, which opened in 2019. The Company recognizes its share of income or loss based on the joint venture’s distribution priorities, which could fluctuate over time. During the third quarter of 2023, the Ssäm Bar restaurant closed, and the Company and Momofuku are in the process of dissolving the venture. Additionally, the Company recognized an impairment of $5.0 million related to this investment in the year ended December 31, 2023. See Note 3 - Impairment for additional information.
Tin Building by Jean-Georges In 2015, the Company, together with VS-Fulton Seafood Market, LLC (“Fulton Partner”), formed Fulton Seafood Market, LLC (“Tin Building by Jean-Georges”) to operate a 53,783 square foot culinary marketplace in the historic Tin Building. The Fulton Partner is a wholly owned subsidiary of Jean-Georges Restaurants. The Company purchased a 25% interest in Jean-George Restaurants in March 2022 as discussed below.
The Company owns 100% of the Tin Building and leased 100% of the space to the Tin Building by Jean-Georges joint venture. Throughout this registration statement, references to the Tin Building relate to the Company’s 100% owned landlord operations and references to the Tin Building by Jean-Georges refer to the hospitality business in which the Company has an equity ownership interest. The Company, as landlord, funded 100% of the development and construction of the Tin Building. Under the terms of the Tin Building by Jean-Georges LLC agreement, the Company contributes the cash necessary to fund pre-opening, opening and operating costs of the Tin Building by Jean-Georges. The Fulton Partner is not required to make any capital contributions. The Tin Building was completed and placed in service during the third quarter of 2022 and the Tin Building by Jean-Georges culinary marketplace began operations in the third quarter of 2022. Based on capital contribution and distribution provisions for the Tin Building by Jean-Georges, the Company currently receives substantially all of the economic interest in the venture. Upon return of the Company’s contributed capital and a preferred return to the Company, distribution and recognition of income or loss will be allocated to the Company based on its final profit-sharing interest.
As of December 31, 2023 and 2022, the Tin Building by Jean-Georges is classified as a VIE because the equity holders, as a group, lack the characteristics of a controlling financial interest. The Company further concluded that it is not the primary beneficiary of the VIE as it does not have the power to direct the restaurant-related activities that most significantly impact its economic performance. As the Company is unable to quantify the maximum amount of additional capital contributions that may be funded in the future associated with this investment, the Company’s maximum exposure to loss is currently equal to the $11.7 million carrying value of the investment as of December 31, 2023. The Company funded capital contributions of $48.1 million for the year ended December 31, 2023, and $43.1 million for the year ended December 31, 2022. The Company did not fund any capital contributions for the year ended December 31, 2021, as the Tin Building by Jean-Georges did not commence operations until 2022.
The Company recognized an impairment of $1.2 million related to this investment in the year ended December 31, 2023. See Note 3 - Impairment for additional information.
The Company is required to file audited financial statements of the Fulton Seafood Market, LLC for the year ended December 31, 2022. The Company’s investment in the Fulton Seafood Market, LLC does not meet the threshold necessary for disclosure of audited financial statements in 2023, however for comparability, audited financial statements of Fulton Seafood Market, LLC for the years ended December 31, 2023 and 2022 are included in this registration statement. Financial statements of Fulton Seafood Market, LLC for the year ended December 31, 2021 are not included in this registration statement as Fulton Seafood Market, LLC had no activity prior to 2022.
Jean-Georges Restaurants In March 2022, the Company acquired a 25% interest in JG Restaurant HoldCo LLC (“Jean-Georges Restaurants”) for $45.0 million from JG TopCo LLC (“Jean-Georges”). Jean-Georges Restaurants currently has over 40 hospitality offerings and a pipeline of new concepts. The Company accounts for its ownership interest in accordance with the equity method and recorded its initial investment at cost, inclusive of legal fees and transaction costs. Under the terms of the current operating agreement, all cash distributions and the recognition of income-producing activities will be pro rata based on stated ownership interest. The Company recognized an impairment of $30.8 million related to this investment in the year ended December 31, 2023. See Note 3 – Impairment for additional information.
Concurrent with the Company’s acquisition of the 25% interest in Jean-Georges Restaurants, the Company entered into a warrant agreement with Jean-Georges. The Company paid $10.0 million for the option to acquire up to an additional 20% interest in Jean-Georges Restaurants at a fixed exercise price per share subject to certain anti-dilution provisions. Should the warrant agreement be exercised by the Company, the $10.0 million will be credited against the aggregate exercise price of the warrants. Per the warrant agreement, the $10.0 million is to be used for working capital of Jean-Georges Restaurants. The warrant became exercisable on March 2, 2022, subject to automatic exercise in the event of dissolution or liquidation and will expire on March 2, 2026. As of December 31, 2023, this warrant has not been exercised. The Company elected the measurement alternative for this purchase option as the equity security does not have a readily determinable fair value. As such, the investment is measured at cost, less any identified impairment charges.
Creative Culinary Management Company, LLC (“CCMC”), a wholly owned subsidiary of Jean-Georges Restaurants, provides management services for certain retail and food and beverage businesses that the Company owns, either wholly or through partnerships with third parties. The Company’s businesses managed by CCMC include The Tin Building by Jean-Georges, The Fulton, and Malibu Farm. Pursuant to the various management agreements, CCMC is responsible for employment and supervision of all employees providing services for the food and beverage operations and restaurant as well as the day-to-day operations and accounting for the food and beverage operations.
Summarized Financial Information The following tables provide combined summarized financial statements information for the Company’s unconsolidated ventures. Financial statements information is included for each investment for all periods in which the Company’s ownership interest was accounted for as an equity method investment.

	December 31,
thousands	2023	2022
Balance Sheet
Total Assets	$174,283	$182,274
Total Liabilities	142,539	150,014
Total Equity	31,744	32,260

	Year ended December 31,
thousands	2023	2022	2021
Income Statement
Revenues	$118,674	$81,275	$2,035
Operating Loss	(39,196)	(24,754)	1,459
Net loss	(43,264)	(36,350)	(1,583)
__________________
(a)The increase in income statement activity for the year ended December 31, 2022 is due to the opening of the Tin Building by Jean-Georges and the acquisition of the interest in Jean-Georges Restaurants in 2022.
3. Impairment
The Company reviews its long-lived assets for potential impairment indicators whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Impairment or disposal of long-lived assets in accordance with ASC 360 Property, Plant, and Equipment (ASC 360) require that if impairment indicators exist and expected undiscounted cash flows generated by the asset over an anticipated holding period are less than its carrying amount, an impairment provision should be recorded to write down the carrying amount of the asset to its fair value. The impairment analysis does not consider the timing of future cash flows and whether the asset is expected to earn an above- or below-market rate of return.
The Company evaluates each investment in an unconsolidated venture discussed in Note 2 – Investments in Unconsolidated Ventures periodically for recoverability and valuation declines that are other-than-temporary. If the decrease in value of an investment is deemed to be other-than-temporary, the investment is reduced to its estimated fair value.
During the third quarter of 2023, the Company recorded a $709.5 million impairment charge related to Seaport properties in the Landlord Operations segment and investments in the Hospitality segment. The Company recognized the impairment due to decreases in estimated future cash flows due to significant uncertainty of future performance as stabilization and profitability are taking longer than expected, pressure on the current cost structure, decreased demand for office space, as well as an increase in the capitalization rate and a decrease in restaurant multiples used to evaluate future cash flows. The Company used a discounted cash flow analysis to determine fair value, with capitalization rates ranging from 5.5% to 6.75%, discount rates ranging from 8.5% to 13.3%, and restaurant multiples ranging from 8.3 to 11.8.
The assumptions and estimates included in the Company’s impairment analysis require significant judgment about future events, market conditions, and financial performance. Actual results may differ from these assumptions. There can be no assurance that these estimates and assumptions will prove to be an accurate prediction of the future.

The following table summarizes the pre-tax impacts of the impairment mentioned above to the Combined Statements of Operations for the year ended December 31, 2023. There were no impairments recorded in 2022 and 2021.

thousands	Statements of Operations Line Item	2023
Building and equipment	Provision for impairment	$445,818
Land	Provision for impairment	11,734
Developments	Provision for impairment	214,940
Net investments in real estate		672,492
Investments in unconsolidated ventures (a)	Equity in losses from unconsolidated ventures	37,001
Total impairment		$709,493
__________________
(a)Impairment charges relate to the Company’s investments in Jean-Georges Restaurants, Ssäm Bar, and Tin Building by Jean-Georges unconsolidated ventures. See Note 2 - Investments in Unconsolidated Ventures for additional information.
4. Other Assets and Liabilities
Other Assets, net The following table summarizes the significant components of Other assets, net as of December 31:

thousands	2023	2022
Intangibles	$20,534	$23,690
Security and other deposits	14,190	390
Food and beverage and merchandise inventory	2,718	2,458
Prepaid expenses	1,524	3,916
Other	146	521
Other assets, net	$39,112	$30,975
Accounts Payable and Other Liabilities The following table summarizes the significant components of Accounts payable and other liabilities as of December 31:

thousands	2023	2022
Construction payables	$12,477	$9,134
Accrued payroll and other employee liabilities	4,885	4,556
Deferred income	4,030	5,168
Accounts payable and accrued expenses	4,285	3,340
Accrued interest	1,000	737
Other	908	2,323
Tenant and other deposits	554	354
Accounts payable and other liabilities	$28,139	$25,612

5. Intangibles
The following table summarizes the Company’s intangible assets and liabilities:

	As of December 31, 2023			As of December 31, 2022
	Gross Asset (Liability)	Accumulated (Amortization)/ Accretion	Net Carrying Amount	Gross Asset (Liability)	Accumulated (Amortization)/ Accretion	Net Carrying Amount
thousands
Intangible Assets:
License agreement with MLB (a)	$24,872	$(7,354)	$17,518	$24,872	$(4,758)	$20,114
Other definite lived intangibles (b)	6,844	(3,828)	3,016	6,844	(3,268)	3,576

Tenant leases:
Below-market	(3,679)	3,403	(276)	(3,679)	3,035	(644)
Total amortizing intangibles	$28,037	$(7,779)	$20,258	$28,037	$(4,991)	$23,046
__________________
(a)Represents 10-year player development agreement between the Aviators and MLB.
(b)Includes a franchise relationship and food and beverage contract associated with the Aviators
The tenant below-market lease intangible liabilities resulted from real estate acquisitions. The below‑market tenant leases are included in Accounts payable and other liabilities and are amortized over the remaining non-cancelable terms of the respective leases. See Note 4 – Other Assets and Liabilities for additional information regarding Other assets, net and Accounts payable and other liabilities. The Company has no indefinite lived intangible assets.
Net amortization and accretion expense for these intangible assets and liabilities was $2.8 million, $2.8 million, and $2.4 million in 2023, 2022, and 2021, respectively.
Future net amortization and accretion expense is estimated for each of the five succeeding years as shown below:

thousands	2024	2025	2026	2027	2028
Net amortization and accretion expense	$2,879	$3,155	$3,155	$2,895	$2,844
6. Mortgages Payable, Net
Mortgages Payable Mortgages payable, net are summarized as follows:

	December 31,
thousands	2023	2022
Fixed-rate debt
Secured mortgages payable	$42,990	$44,802
Variable-rate debt
Secured mortgages payable	115,000	100,000
Unamortized deferred financing costs	(2,362)	(621)
Mortgages payable, net	$155,628	$144,181
As of December 31, 2023, land, buildings and equipment, developments, and other collateral with an aggregate net book value of $197 million have been pledged as collateral for the Company’s debt obligations. Secured mortgages payable are without recourse to the Company and the Company’s Parent at December 31, 2023.

Secured Mortgages Payable The Company’s outstanding mortgages are collateralized by certain of the Company’s real estate assets. The Company’s fixed-rate debt obligation requires semi-annual installments of principal and interest, and the Company’s variable-rate debt requires monthly installments of only interest. As of December 31, 2023, the Company’s secured mortgage loans did not have any undrawn lender commitment available to be drawn for property development.
The following table summarizes the Company’s Secured mortgages payable:

	December 31, 2023			December 31, 2022
$ in thousands	Principal	Interest Rate	Maturity Date	Principal	Interest Rate	Maturity Date
Fixed rate (a)	$42,990	4.92%	December 15, 2039	$44,802	4.92%	December 15, 2039
Variable rate (b)	115,000	9.21%	September 1, 2026	100,000	7.74%	November 18, 2023
Secured mortgages payable	$157,990			$144,802
__________________
(a)The Company has one fixed-rate debt obligation as of December 31, 2023 and 2022. The interest rate presented is based upon the coupon rate of the debt.
(b)The Company has one variable-rate debt obligation as of December 31, 2023 and 2022. The interest rate presented is based on the applicable reference interest rate as of December 31, 2023 and 2022.
During 2023, the Company’s mortgage activity included refinancings of $100 million, additional draws of $15 million, and repayments of $1.8 million.
During the third quarter of 2023, the Company refinanced its variable-rate mortgage related to the 250 Water Street development property, which had an outstanding principal of $100 million and a maturity date of November 2023. The Company’s new variable-rate mortgage has an outstanding principal of $115 million, an interest rate of 3.88% plus the current Secured Overnight Financing Rate (“SOFR”) and is set to mature in September 2026. In connection with the refinancing, the Company’s obligations under the new variable-rate mortgage related to the 250 Water Street development are guaranteed by the Company’s Parent.
Scheduled Maturities The following table summarizes the contractual obligations relating to the Company’s mortgages payable as of December 31, 2023:

thousands	Mortgages payable principal payments
2024	$1,903
2025	1,997
2026	117,097
2027	2,201
2028	2,311
Thereafter	32,481
Total principal payments	157,990
Unamortized deferred financing costs	(2,362)
Mortgages payable, net	$155,628
7. Fair Value
ASC 820 Fair Value Measurement (ASC 820), emphasizes that fair value is a market-based measurement that should be determined using assumptions market participants would use in pricing an asset or liability. The standard establishes a hierarchical disclosure framework that prioritizes and ranks the level of market price observability used in measuring assets or liabilities at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the asset or liability. Assets or liabilities with readily available active quoted prices, or for which fair value can be measured from actively quoted prices, generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.
The following table presents the fair value measurement hierarchy levels required under ASC 820 for the estimated fair values of the Company’s financial instruments that are not measured at fair value on a recurring basis:

		December 31, 2023		December 31, 2022
thousands	Fair Value Hierarchy	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:
Cash and Restricted cash	Level 1	$43,845	$43,845	$66,713	$66,713
Accounts receivable, net (a)	Level 3	13,672	13,672	8,203	8,203
Liabilities:
Fixed-rate debt (b)	Level 2	42,990	38,906	44,802	44,591
Variable-rate debt (b)	Level 2	115,000	115,000	100,000	100,000
__________________
(a)Accounts receivable, net is shown net of an allowance of $1.4 million and $1.4 million at December 31, 2023 and 2022, respectively. Refer to Note 1 – Summary of Significant Accounting Policies for additional information on the allowance.
(b)Excludes related unamortized financing costs.
The carrying amounts of Cash and Restricted cash and Accounts receivable, net approximate fair value because of the short‑term maturity of these instruments.
The fair value of fixed-rate debt in the table above was estimated based on a discounted future cash payment model, which includes risk premiums and risk-free rates derived from the SOFR or U.S. Treasury obligation interest rates as of December 31, 2023, and from the London Interbank Offered Rate (“LIBOR”) or U.S. Treasury obligation interest rates as of December 31, 2022. Refer to Note 6 – Mortgages Payable, Net for additional information. The discount rates reflect the Company’s judgment as to what the approximate current lending rates for loans or groups of loans with similar maturities and credit quality would be if credit markets were operating efficiently and assuming that the debt is outstanding through maturity.
The carrying amount for the Company’s variable-rate debt approximates fair value given that the interest rate is variable and adjusts with current market rates for instruments with similar risks and maturities.
The below table includes non-financial assets that were measured at fair value on a non-recurring basis resulting in the properties and investments being impaired:

		Fair Value Measurements Using
thousands	Total Fair Value Measurement (a)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2023
Net investment in real estate	$321,180	$—	$—	$321,180
Investments in unconsolidated ventures	40,225	$—	$—	40,225
__________________
(a)The fair value was measured as of the impairment date in the third quarter of 2023 using a discounted cash flow analysis to determine fair value, with capitalization rates ranging from 5.5% to 6.75%, discount rates ranging from 8.5% to 13.3%, and restaurant multiples ranging from 8.3 to 11.8. Refer to Note 3 – Impairment for additional information.
8. Commitments and Contingencies
Litigation In the normal course of business, from time to time, the Company is involved in legal proceedings relating to the ownership and operations of its properties. In management’s opinion, the liabilities, if any, that may ultimately result from normal course of business legal actions are not expected to have a material effect on the Company’s combined financial position, results of operations or liquidity.

250 Water Street In 2021, the Company received the necessary approvals for its 250 Water Street development project, which includes a mixed-use development with affordable and market-rate apartments, community-oriented spaces, and office space. In May 2021, the Company received approval from the New York City Landmarks Preservation Commission (“LPC”) on its proposed design for the 250 Water Street site. The Company received final approvals in December 2021 through the New York City Uniform Land Use Review Procedure known as ULURP, which allowed the necessary transfer of development rights to the parking lot site. The Company began initial foundation and voluntary site remediation work in the second quarter of 2022 and completed remediation work in December 2023.
The Company has prevailed in various lawsuits filed in 2021 and 2022 challenging the development approvals in order to prevent construction of this project.
A separate lawsuit was filed in July 2022 again challenging the Landmarks Preservation Commission approval. In January 2023, a Court ruled in favor of the petitioners vacating the Certificate of Appropriateness (“COA”) issued by the LPC. The Company immediately appealed this decision to the New York State Supreme Court’s Appellate Division and on June 6, 2023, an Appellate Division panel of five judges unanimously reversed the lower Court’s decision, reinstating the COA. Subsequently, on June 29, 2023, petitioners filed a motion requesting reargument or, in the alternative, permission to appeal the decision of the Appellate Division to the New York State Court of Appeals. On August 31, 2023, the Appellate Division denied petitioners’ motion in full. Subsequently, petitioners filed a motion in the Court of Appeals for permission to appeal to that court. On May 21, 2024, the Court of Appeals denied this motion. As there is no potential loss for the Company, it has not recorded any reserves or contingencies related to this legal matter.
Operating Leases The Company leases land or buildings at certain properties from third parties, which are recorded in Operating lease right-of-use assets, net, and Operating lease obligations on the Combined Balance Sheets. See Note 12 – Leases for additional information. Contractual rental expense was $6.7 million, $6.5 million, and $5.5 million for the years ended December 31, 2023, 2022, and 2021, respectively. The amortization of straight‑line rents included in the contractual rent amount was $2.5 million, $2.5 million, and $1.7 million for the years ended December 31, 2023, 2022, and 2021, respectively.
Guarantee Agreements In conjunction with the execution of the ground lease for the Seaport, the Company executed a completion guarantee for the core and shell construction of the Tin Building. The core and shell construction were completed in the fourth quarter of 2021, and the remainder of construction was completed in the third quarter of 2022. As such, the Company has fully satisfied the completion guarantee.
9. Stock-Based Compensation Plans
On May 14, 2020, the Parent’s shareholders approved The Howard Hughes Corporation 2020 Equity Incentive Plan (the “2020 Equity Plan” or “Plan”). Pursuant to the 2020 Equity Plan, 1,350,000 shares of the Parent’s common stock were reserved for issuance. As of December 31, 2023, there were a maximum of 727,758 shares available for future grants under the 2020 Equity Plan. The 2020 Equity Plan provides for grants of options, stock appreciation rights, restricted stock, restricted stock units, and other stock-based awards (collectively, the “Awards”). Employees, directors, and consultants of the Parent are eligible for Awards. The 2020 Equity Incentive Plan is administered by the HHH Compensation Committee of the Board of Directors.
Until the separation and distribution is effective, the Company’s employees will participate in Parent’s Plan and the Company will be allocated a portion of stock compensation expense based on the services provided to the Company. The non-cash stock compensation expense for employee services directly attributable to the Company totaled $1.5 million, $0.9 million, and $0.5 million for the years ended December 31, 2023, 2022, and 2021, respectively. These expenses are presented net of $1.3 million, $3.0 million, and $1.4 million capitalized to development projects during the years ended December 31, 2023, 2022, and 2021, respectively. The Company also records an allocation of costs for shared services provided by the Parent, which includes expense allocations for stock-based compensation. See Note 14 – Related-Party Transactions for additional information regarding corporate overhead and other allocations.

The allocated amounts presented are not necessarily indicative of future awards and do not necessarily reflect the costs that the Company would have incurred as an independent company for the periods presented.
10. Income Taxes
Deferred income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities using enacted tax rates currently in effect. Deferred income taxes also reflect the impact of operating loss and tax credit carryforwards.
The following summarizes Income tax (benefit) expense for the years ended December 31:

thousands	2023	2022	2021
Current	$—	$—	$—
Deferred	(2,187)	3,469	(3,575)
Total	$(2,187)	$3,469	$(3,575)
Reconciliation of the Income tax (benefit) expense if computed at the U.S. federal statutory income tax rate to the Company’s reported Income tax (benefit) expense for the years ended December 31 is as follows:

thousands except percentages	2023	2022	2021
Loss before income taxes	$(840,252)	$(107,808)	$(84,441)
U.S. federal statutory tax rate	21%	21%	21%
Tax (benefit) expense computed at the U.S. federal statutory rate	$(176,453)	$(22,640)	$(17,733)
State income tax (benefit) expense, net of federal income tax	(75,917)	(10,254)	(7,891)
Unbenefited losses	35,791	36,270	22,002
Valuation Allowance	213,127	—	—
Tax (benefit) expense from other change in rates, prior period adjustments and other permanent differences	1,265	93	47
Income tax (benefit) expense	$(2,187)	$3,469	$(3,575)
Effective tax rate	0.3%	(3.2%)	4.2%
The Company generated operating losses in the years presented. The income tax benefit recognized related to this loss was zero for the years ended December 31, 2023, 2022, and 2021, after an assessment of the available positive and negative evidence. Operating results of the Company have historically been included in the consolidated federal and combined state income tax returns of the Parent and the resulting tax attributes have been fully utilized by the Parent and are no longer available to the Company for future use. As a result, any hypothetical net operating loss attributes and related valuation allowances are deemed to have been distributed to the Parent through net parent investment. Future income tax provisions may be impacted by future changes in the realizability of the hypothetical net operating loss deferred tax asset. The difference between the (benefit) expense at the statutory rate and the income tax provision related to these operating losses is reflected in the table above as “Unbenefited losses”.
Furthermore, it was necessary to assess the positive and negative evidence of the realizability of the US federal and consolidated state net deferred tax asset balance for the period ending December 31, 2023. After such an assessment, it was determined a valuation allowance was required. The difference between the expense (benefit) at the statutory rate and the income tax provision is primarily related to state taxes, the unbenefited federal and state losses, and the valuation allowance recorded against the Company’s deferred tax assets.

The following summarizes tax effects of temporary differences and carryforwards included in the net deferred tax liabilities as of December 31:

thousands	2023	2022
Deferred tax assets:
Accounts receivable	$408	$420
Accrued expenses	1,041	1,262
Operating lease liabilities	14,547	14,312
Deferred income	537	1,442
Depreciation, impairments, and asset disposals	210,168	—
Total deferred tax assets	226,701	17,436
Valuation allowance	(213,127)	—
Total net deferred tax assets	$13,574	$17,436
Deferred tax liabilities:
Depreciation and asset disposals	$—	$(5,004)
Prepaid other	(286)	(1,025)
Operating lease right of use assets	(13,288)	(13,594)
Total deferred tax liabilities	$(13,574)	$(19,623)
Total net deferred tax liabilities	$—	$(2,187)
The Company is included in the income tax returns filed by HHH. Generally, the Company is currently open to audit under the statute of limitations by the Internal Revenue Service as well as state taxing authorities for the years ended December 31, 2020 through 2023. In the Company’s opinion, it has made adequate tax provisions for years subject to examination. The final determination of tax examinations and any related litigation could be different from what was reported on the returns, however, the Company would not be liable for any incremental taxes payable, interest or penalties, which remain the obligation of HHH.
The Company applies the generally accepted accounting principle related to accounting for uncertainty in income taxes, which prescribes a recognition threshold that a tax position is required to meet before recognition in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition issues.
The Company recognizes and reports interest and penalties related to unrecognized tax benefits, if applicable, within the provision for income tax expense. The Company had no unrecognized tax benefits for the years ended December 31, 2023, 2022, or 2021, and therefore did not recognize any interest expense or penalties on unrecognized tax benefits.
11. Revenues
Revenues from contracts with customers (excluding lease-related revenues) are recognized when control of the promised goods or services is transferred to the Company’s customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The following presents the Company’s revenues disaggregated by revenue source for the years ended December 31:

thousands	2023	2022	2021
Revenues from contracts with customers
Recognized at a point in time or over time
Sponsorships, events, and entertainment revenue	$60,623	$55,724	$41,504
Other revenue(a)	8	947	3,506
Total	60,631	56,671	45,010

Recognized at a point in time
Hospitality revenue	32,951	42,565	29,632

Rental and lease-related revenues
Rental revenue	22,096	19,810	7,978
Total revenues	$115,678	$119,046	$82,620
__________________
(a)Other revenue in 2022 and 2021 primarily relates to parking revenue at 250 Water Street prior to the start of initial foundation and voluntary site remediation work in the second quarter of 2022.
Contract Assets and Liabilities Contract assets are the Company’s right to consideration in exchange for goods or services that have been transferred to a customer, excluding any amounts presented as a receivable. Contract liabilities are the Company’s obligation to transfer goods or services to a customer for which the Company has received consideration.
There were no contract assets for the periods presented. The contract liabilities primarily relate to deferred Aviators and Seaport concert series ticket sales and sponsorship revenues.

thousands	Contract Liabilities
Balance at December 31, 2022	$4,740
Consideration earned during the period	(42,195)
Consideration received during the period	41,162
Balance at December 31, 2023	$3,707

Balance at December 31, 2021	$6,127
Consideration earned during the period	(41,664)
Consideration received during the period	40,277
Balance at December 31, 2022	$4,740
Remaining Unsatisfied Performance Obligation The Company’s remaining unsatisfied performance obligations represent a measure of the total dollar value of work to be performed on contracts executed and in progress. These performance obligations primarily relate to the completion of the 2024 Aviators baseball season and 2024 concert series, as well as performance under various sponsorship agreements. The aggregate amount of the transaction price allocated to the Company’s remaining unsatisfied performance obligations from contracts with customers as of December 31, 2023, is $8.7 million. The Company expects to recognize this amount as revenue over the following periods:

thousands	Less than 1 year	1-2 years	3 years and thereafter
Total remaining unsatisfied performance obligations	$6,251	$1,977	$487
The Company’s remaining performance obligations are adjusted to reflect any known contract cancellations, revisions to customer agreements, and deferrals, as appropriate.
During the year ended December 31, 2023, revenue from one customer accounted for approximately 10.1% of the Company’s total revenue through a related-party transaction. See Note 14 – Related-Party Transactions for additional information.
For the year ended December 31, 2022 and 2021, no customers accounted for greater than 10% of the Company’s revenue.
12. Leases
Lessee Arrangements The Company determines whether an arrangement is a lease at inception. Operating leases are included in Operating lease right-of-use assets, net and Operating lease obligations on the Combined Balance Sheets. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of future minimum lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses an estimate of the incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future lease payments. The Operating lease right-of-use asset also includes any lease payments made, less any lease incentives and initial direct costs incurred. The Company does not have any finance leases. The Company elected the practical expedient to not separate lease components from non-lease components of its lease agreements for all classes of underlying assets. Certain of the Company’s lease agreements include non-lease components such as fixed common area maintenance charges. The Company applies Leases (Topic 842) to the single combined lease component.
The Company’s lessee agreements consist of operating leases primarily for ground leases and other real estate. The majority of the Company’s leases have remaining lease terms ranging from less than two years to approximately 50 years, excluding extension options. The Company considers its strategic plan and the life of associated agreements in determining when options to extend or terminate lease terms are reasonably certain of being exercised. Leases with an initial term of 12 months or less are not recorded on the balance sheet; the Company recognizes lease expense for these leases on a straight-line basis over the lease term. Certain of the Company’s lease agreements include variable lease payments based on a percentage of income generated through subleases, changes in price indices and market rates, and other costs arising from operating, maintenance, and taxes. The Company’s lease agreements do not contain residual value guarantees or restrictive covenants. The Company leases various buildings and office space constructed on its ground leases to third parties.
The Company’s leased assets and liabilities as of December 31 are as follows:

thousands	2023	2022
Assets
Operating lease right-of-use assets, net	$40,884	$41,500
Liabilities
Operating lease obligations	$48,153	$46,349

The components of lease expense for the years ended December 31 are as follows:

thousands	2023	2022	2021
Operating lease cost	$6,189	$6,043	$5,433
Variable lease cost	478	452	43
Total lease cost	$6,667	$6,495	$5,476
Future minimum lease payments as of December 31, 2023, are as follows:

thousands	Operating Leases
2024	$4,321
2025	4,375
2026	3,416
2027	2,749
2028	2,808
Thereafter	234,041
Total lease payments	251,710
Less: imputed interest	(203,557)
Present value of lease liabilities	$48,153
Other information related to the Company’s lessee agreements is as follows:

Supplemental Combined Statements of Cash Flows Information	Year ended December 31,
thousands	2023	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows on operating leases	$4,266	$4,320	$3,774

Other Information	2023	2022
Weighted-average remaining lease term (years)
Operating leases	45.3	46.4
Weighted-average discount rate
Operating leases	7.8%	7.8%
Lessor Arrangements The Company receives rental income from the leasing of retail, office, multi-family and other space under operating leases, as well as certain variable tenant recoveries. Operating leases for our retail, office, and other properties are with a variety of tenants and have a remaining average term of approximately seven years. Lease terms generally vary among tenants and may include early termination options, extension options, and fixed rental rate increases or rental rate increases based on an index. Multi-family leases generally have a term of 12 months or less. The Company elected the practical expedient to not separate lease components from non-lease components of its lease agreements for all classes of underlying assets. Minimum rent revenues related to operating leases are as follows:

	Year Ended December 31,
thousands	2023	2022	2021
Total minimum rent payments	$17,325	$11,275	$7,445

Total future minimum rents associated with operating leases are as follows:

thousands	Total Minimum Rent
2024	$20,999
2025	21,891
2026	19,493
2027	19,616
2028	19,749
Thereafter	105,569
Total	$207,317
Minimum rent revenues are recognized on a straight‑line basis over the terms of the related leases when collectability is reasonably assured and the tenant has taken possession of, or controls, the physical use of the leased asset. Percentage rent in lieu of fixed minimum rent is recognized as sales are reported from tenants. Minimum rent revenues reported on the Combined Statements of Operations also include amortization related to above and below‑market tenant leases on acquired properties.
13. Segments
The Company has three business segments that offer different products and services. The Company’s three segments are managed separately as each requires different operating strategies or management expertise. Adjusted EBITDA is used to assess operating results for each of the Company’s business segments. The Company defines Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, equity in earnings (losses) from unconsolidated ventures, general and administrative expenses, and other expenses. The Company’s segments or assets within such segments could change in the future as development of certain properties commences or other operational or management changes occur. All operations are within the United States. The Company’s reportable segments are as follows:
•Landlord Operations – consists of the Company’s rental operations associated with over 470,000 square feet of properties situated in three primary locations at the Seaport in New York, New York: Pier 17, Historic Area/Uplands and Tin Building, as well as the 250 Water Street development.
•Hospitality – consists of restaurant and retail businesses in the Historic District and Pier 17 that are owned, either wholly or through joint ventures, and operated by the Company or through license and management agreements, and also includes the equity interest in Jean-Georges Restaurants.
•Sponsorships, Events, and Entertainment – consists of baseball operations of the Aviators and Las Vegas Ballpark along with sponsorships, events, and other revenue generated at the Seaport in New York, New York.

Segment operating results are as follows:

thousands	Landlord Operations	Hospitality	Sponsorships, Events, and Entertainment	Total
Year Ended December 31, 2023
Total revenues	$22,104	$32,951	$60,623	$115,678
Total segment expenses	(31,615)	(35,667)	(53,261)	(120,543)
Segment Adjusted EBITDA	(9,511)	(2,716)	7,362	(4,865)
Depreciation and amortization				(48,432)
Interest expense, net				(3,166)
Equity in losses from unconsolidated ventures				(80,633)
Provision for impairment				(672,492)
Loss on extinguishment of debt				(47)
Corporate expenses and other items				(30,617)
Loss before income taxes				(840,252)
Income tax benefit (expense)				2,187
Net loss				$(838,065)

Year Ended December 31, 2022
Total revenues	$20,742	$42,580	$55,724	$119,046
Total segment expenses	(34,720)	(43,076)	(43,530)	(121,326)
Segment Adjusted EBITDA	(13,978)	(496)	12,194	(2,280)
Depreciation and amortization				(47,356)
Interest expense, net				(4,013)
Equity in losses from unconsolidated ventures				(37,124)
Corporate expenses and other items				(17,035)
Loss before income taxes				(107,808)
Income tax benefit (expense)				(3,469)
Net loss				$(111,277)

Year Ended December 31, 2021
Total revenues	$10,903	$30,213	$41,504	$82,620
Total segment expenses	(33,242)	(31,302)	(34,192)	(98,736)
Segment Adjusted EBITDA	(22,339)	(1,089)	7,312	(16,116)
Depreciation and amortization				(41,612)
Interest expense, net				(6,534)
Equity in losses from unconsolidated ventures				(1,988)
Corporate expenses and other items				(18,191)
Loss before income taxes				(84,441)
Income tax benefit (expense)				3,575
Net loss				$(80,866)

The following represents assets by segment and the reconciliation of total segment assets to Total assets in the Combined Balance Sheets as of December 31:

thousands	2023	2022
Landlord Operations	$411,871	$1,047,488
Hospitality	64,816	110,798
Sponsorships, Events, and Entertainment	135,121	151,020
Total segment assets	611,808	1,309,306
Corporate	5,005	5,209
Total assets(a)	$616,813	$1,314,515
__________________
(a)In 2023, the Company recorded a $709.5 million impairment charge related to the Seaport properties in the Landlord Operations segment and investments in the Hospitality segment. Refer to Note 3 - Impairment for additional information.
14. Related-Party Transactions
The Company has not historically operated as a standalone business and has various relationships with the Parent whereby the Parent provides services to the Company. The Company also engages in transactions with CCMC and generates rental revenue by leasing space to equity method investees, which are related parties, as described below.
Net Transfers from Parent As discussed in Note 1 – Summary of Significant Accounting Policies in the basis of presentation section and below, net parent investment is primarily impacted by allocation of expenses for certain services related to shared functions provided by the Parent and contributions from the Parent which are the result of net funding provided by or distributed to Parent. The components of net parent investment are:

thousands	December 31,
	2023	2022	2021
Net transfers from Parent as reflected in the Combined Statements of Cash Flows	$125,277	$239,617	$185,922
Non-cash stock compensation expense	1,495	869	483
Net transfers from Parent as reflected in the Combined Statements of Equity	$126,772	$240,486	$186,405
Corporate Overhead and Other Allocations The Parent provides the Company certain services, including (1) certain support functions that are provided on a centralized basis within HHH, including, but not limited to executive oversight, treasury, accounting, finance, internal audit, legal, information technology, human resources, communications, and risk management; and (2) employee benefits and compensation, including stock-based compensation. The Company’s Combined Financial Statements reflect an allocation of these costs. When specific identification or a direct attribution of costs based on time incurred for the Company’s benefit is not practicable, a proportional cost method is used, primarily based on revenue, headcount, payroll costs or other applicable measures.
The allocation of expenses, net of amounts capitalized, from Parent to the Company were reflected as follows in the Combined Statements of Operations for the years ended December 31:

thousands	2023	2022	2021
Operating costs	$698	$358	$125
General and administrative	13,234	9,668	6,623
Other income, net	(35)	(53)	(61)
Total	$13,897	$9,973	$6,687
Allocated expenses recorded in operating costs, general and administrative expenses, and other income, net in the table above primarily include the allocation of employee benefits and compensation costs, including stock compensation expense, as well as overhead and other costs for shared support functions provided by the Parent on a centralized basis. Operating costs as provided in the table above include immaterial expenses recorded to hospitality costs and sponsorships, events, and entertainment costs with the remainder recorded to operating costs.
The Company capitalized the following costs that were incurred by the Parent for the Company’s benefit in the Combined Balance Sheets during the years ended December 31:

thousands	2023	2022	2021
Developments	$1,967	$4,878	$2,242
Buildings and equipment	550	179	522
Total	$2,517	$5,057	$2,764
The financial information herein may not necessarily reflect the combined financial position, results of operations, and cash flows of the Company in the future or what they would have been had the Company been a separate, standalone entity during the periods presented. Management believes that the methods used to allocate expenses to the Company are reasonable; however, the allocations may not be indicative of actual expenses that would have been incurred had the Company operated as an independent, publicly traded company for the periods presented. Actual costs that the Company may have incurred had it been a standalone company would depend on a number of factors, including the chosen organizational structure, whether functions were outsourced or performed by the Company employees and strategic decisions made in areas such as executive leadership, corporate infrastructure, and information technology.
Unless otherwise stated, these intercompany transactions between the Company and Parent have been included in these Combined Financial Statements and are considered to be effectively settled at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the Combined Statements of Cash Flows as a financing activity and in the Combined Balance Sheets as net parent investment.
Stock Compensation As discussed in Note 9 – Stock-Based Compensation Plans, the Company’s employees participate in Parent’s stock-compensation plan and the Company is allocated a portion of stock compensation expense based on the services provided to the Company. The non-cash stock compensation expense for employee services directly attributable to the Company totaled $1.5 million, $0.9 million, and $0.5 million for the years ended December 31, 2023, 2022, and 2021, respectively, and is included within general and administrative expenses in the Combined Statements of Operations and included in the table above. These expenses are presented net of $1.3 million, $3.0 million, and $1.4 million capitalized to development projects during the years ended December 31, 2023, 2022, and 2021, respectively. Employee benefits and compensation expense, including stock-based compensation expense, related to the Parent employees who provide shared services to the Company have also been allocated to the Company and is recorded in general and administrative expenses in the Combined Statements of Operations and included in the table above.
Related-party Management Fees The Parent provides management services to the Company for managing its real estate assets and the Company reimburses Parent for expenses incurred and pays Parent a management fee for services provided. The amounts outstanding pursuant to the management fee agreement between the Company and Parent are cash settled each month and are reflected in the Combined Balance Sheets as related-party payables to the extent unpaid as of each balance sheet date. As of December 31, 2023 and 2022, the Combined Balance Sheets reflects immaterial outstanding payables due to Parent with respect to the landlord management fees. These landlord management fees amounted to $0.3 million, $0.3 million, and $0.3 million for the years ended December 31, 2023, 2022, and 2021, respectively.
As discussed in Note 2 – Investments in Unconsolidated Ventures, CCMC, a wholly owned subsidiary of Jean-Georges Restaurants, which is a related party of the Company for periods after the Company’s investment in Jean-Georges Restaurants in March 2022, also provides management services for certain of the Company’s retail and food and beverage businesses, either wholly owned or through partnerships with third parties. The Company’s businesses managed by CCMC include, but are not limited to, locations such as The Tin Building by Jean-Georges, The Fulton, and Malibu Farm. Pursuant to the various management agreements, CCMC is responsible for employment and supervision of all employees providing services for the food and beverage operations and restaurant as well as the day-to-day operations and accounting for the food and beverage operations. As of December 31, 2023 and 2022, the Combined Balance Sheets reflect receivables for funds provided to CCMC with respect to the management fees of $1.2 million and $0.5 million, respectively and accounts payable of $0.2 million and $0.1 million, respectively due to CCMC with respect to reimbursable expenses to be funded by the Company. The Company’s related-party management fees due to CCMC amounted to $2.2 million and $2.3 million for the years ended December 31, 2023 and 2022, respectively. CCMC was not a related party of the Company for the year ended December 31, 2021.
Related-party Rental Revenue The Company owns the real estate assets that are leased by Lawn Club and the Tin Building by Jean-Georges. The Company also leased space to the Ssäm Bar through the third quarter of 2023. As discussed in Note 2 – Investments in Unconsolidated Ventures, the Company owns a noncontrolling interest in these ventures and accounts for its interests in accordance with the equity method.
As of December 31, 2023 and 2022, the Combined Balance Sheets reflect accounts receivable of $0.1 million and $0.5 million, respectively, due from these ventures generated by rental revenue earned by the Company.
For the years ended December 31, 2023, 2022, and 2021, the Combined Income Statements reflect rental revenue associated with these related parties of $12.0 million, $5.7 million and $0.2 million, respectively. This is primarily comprised of $11.6 million and $5.0 million from the Tin Building by Jean-Georges for the years ended December 31, 2023 and 2022, respectively.
Related-party Other Receivables As of December 31, 2023, the Combined Balance Sheets include a $3.1 million receivable related to development costs incurred by the Company, which will be reimbursed by the Lawn Club venture. There was no similar receivable balance as of December 31, 2022.
15. Subsequent Events
The Company has evaluated the effects of subsequent events through May 23, 2024, the date the combined financial statements were available for issuance.

SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2023

				Initial Cost (b)		Costs Capitalized Subsequent to Acquisition (c)		Gross Amounts at Which Carried at Close of Period (d)
Name of Center thousands	Location	Center Type	Encumbrances (a)	Land	Buildings and Improvements	Land	Buildings and Improvements	Land	Buildings and Improvements	Total	Accumulated Depreciation (e)	Date of Construction	Date Acquired / Completed
Seaport
Historic District Area / Uplands	New York, NY	Retail	$—	$—	$7,884	$—	$66,012	$—	$73,896	73,896	$(30,799)	2013	2016
Pier 17	New York, NY	Retail	—	—	468,476	—	(218,115)	—	250,361	250,361	(109,036)	2013	2018
85 South Street	New York, NY	Multi-family	—	15,913	8,137	(11,734)	(563)	4,179	7,574	11,753	(6,248)		2014
Tin Building	New York, NY	Retail	—	—	198,984	—	(137,112)	—	61,872	61,872	(13,963)	2017	2022
250 Water Street	New York, NY	Development	115,000	—	179,471	—	(83,450)	—	96,021	96,021	—		2018
Summerlin
Aviators / Las Vegas Ballpark	Las Vegas, NV	Other	42,990	5,318	124,391	—	2,222	5,318	126,613	131,931	(30,599)	2018	2019
Total excluding Corporate and Deferred financing costs			157,990	21,231	987,343	(11,734)	(371,006)	9,497	616,337	625,834	(190,645)
Corporate (f)	Various		—	—	14,054	—	782		14,836	14,836	(12,563)
Deferred financing costs	N/A		(2,362)	—	—	—	—	—	—	—	—
		Total	$155,628	$21,231	$1,001,397	$(11,734)	$(370,224)	$9,497	$631,173	$640,670	$(203,208)
__________________
(a)Refer to Note 6 – Mortgages Payable, Net in the Notes to Combined Financial Statements included in this registration statement.
(b)Initial cost for projects undergoing development or redevelopment is cost through the end of first complete calendar year subsequent to the asset being placed in service.
(c)For retail and other properties, costs capitalized subsequent to acquisitions is net of cost of disposals or other property write‑offs and impairment.
(d)The aggregate cost of land, building and improvements for federal income tax purposes is approximately $437 million.
(e)Depreciation is based upon the useful lives in Note 1 - Summary of Significant Accounting Policies in the Notes to Combined Financial Statements included in this registration statement.
(f)Costs related to leasehold improvements related to Seaport office lease.

Reconciliation of Real Estate
thousands	2023	2022	2021
Balance as of January 1	$1,254,496	$1,175,122	$1,074,286
Additions	66,382	85,511	104,969
Dispositions and write-offs	(4,697)	(5,146)	(4,133)
Impairments	(672,492)	—	—
Contributions to unconsolidated ventures	(3,019)	(991)	—
Balance as of December 31	$640,670	$1,254,496	$1,175,122

Reconciliation of Accumulated Depreciation
thousands	2023	2022	2021
Balance as of January 1	$161,637	$120,790	$85,972
Depreciation Expense	45,030	43,985	38,838
Dispositions and Write-offs	(3,459)	(3,138)	(4,020)
Balance as of December 31	$203,208	$161,637	$120,790

FULTON SEAFOOD MARKET, LLC
FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND JANUARY 1, 2023

KPMG LLP
Suite 1400
2323 Ross Avenue
Dallas, TX 75201-2721
Independent Auditors’ Report
The Members
Fulton Seafood Market, LLC:
Opinion
We have audited the financial statements of Fulton Seafood Market, LLC (the Company), which comprise the balance sheets as of December 31, 2023 and January 1, 2023, and the related statements of operations and members’ equity (deficit) and cash flows for the fiscal years then ended, and the related notes to the financial statements.
In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and January 1, 2023, and the results of its operations and its cash flows for the fiscal years then ended in accordance with U.S. generally accepted accounting principles.
Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Substantial Doubt About the Entity’s Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations, negative cash flows from operations, and will continue to require funding in the form of contributions from the HHC member in order to fund its operations and meet obligations over the next twelve months. As such, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.
Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.
In performing an audit in accordance with GAAS, we:
•Exercise professional judgment and maintain professional skepticism throughout the audit.
•Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.
We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.
/s/ KPMG LLP
Dallas, Texas
February 6, 2024

FULTON SEAFOOD MARKET, LLC
BALANCE SHEETS
DECEMBER 31, 2023 AND JANUARY 1, 2023

	December 31, 2023	January 1, 2023
Assets
Current Assets
Cash and cash equivalents	$5,190,524	$1,947,694
Inventory, net	1,448,975	1,419,012
Due from related party	43,263	8,174
Prepaid expenses and other current assets	425,659	503,444
Total Current Assets	7,108,421	3,878,324
Property and Equipment, Net	10,885,813	7,877,265
Operating Right-of-Use Asset, Net	78,393,019	86,441,008
Security Deposits	167,395	—
Total Assets	$96,554,648	$98,196,597

Liabilities and Members' Equity
Current Liabilities
Accounts payable	$1,659,468	$1,523,620
Accrued expenses	3,663,070	3,927,929
Short-term operating lease liability	8,259,748	8,047,989
Total Current Liabilities	13,582,286	13,499,538
Long-Term Liabilities
Long-term operating lease liability	70,133,271	78,393,019
Total Liabilities	83,715,557	91,892,557

Commitments and Contingencies
Members' Equity	12,839,091	6,304,040
Total Liabilities and Members' Equity	$96,554,648	$98,196,597
See accompanying notes to financial statements

FULTON SEAFOOD MARKET, LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2023 AND JANUARY 1, 2023

	December 31, 2023	January 1, 2023
Net Sales	$32,353,619	$8,214,348

Costs and Expenses
Restaurant and retail operating expenses:
Food and beverage costs	6,782,568	2,601,165
Retail expenses	4,493,119	1,665,891
Labor and related expenses	25,570,496	13,778,180
Operating lease costs	12,210,133	4,624,268
Other operating expenses	11,692,137	7,239,678
Pre-opening costs	—	6,608,834
General and administrative expenses	13,122,128	8,463,922
Total Costs and Expenses	73,870,581	44,981,938

Net Loss	(41,516,962)	(36,767,590)
Members' Equity (Deficit) - Beginning of Year	6,304,040	(45,429)
Members contributions	48,052,013	43,117,059
Members' Equity - End of Year	$12,839,091	$6,304,040
See accompanying notes to financial statements.

FULTON SEAFOOD MARKET, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND JANUARY 1, 2023

	December 31, 2023	January 1, 2023
Cash Flows from Operating Activities
Net loss	$(41,516,962)	$(36,767,590)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,720,016	631,129
Changes in operating assets and liabilities:
Inventory, net	(29,963)	(1,419,012)
Advances to related party	(35,089)	(8,174)
Prepaid expenses and other current assets	77,785	(503,444)
Reduction in carrying amount of right of use asset	8,047,989	3,155,325
Security deposits	(167,395)	—
Accounts payable	135,848	1,523,408
Accrued expenses	(264,859)	3,882,712
Operating lease liabilities	(8,047,989)	(3,155,325)

Net Cash Used in Operating Activities	(39,080,619)	(32,660,971)

Cash Flows Used in Investing Activities
Purchases of property and equipment	(5,728,564)	(8,508,394)

Cash Flows Provided by Financing Activities
Contributions from Members	48,052,013	43,117,059

Net Increase in Cash	3,242,830	1,947,694
Cash - Beginning	1,947,694	—
Cash - Ending	$5,190,524	$1,947,694
See accompanying notes to financial statements.

FULTON SEAFOOD MARKET, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND JANUARY 1, 2023
NOTE 1 - BASIS OF PRESENTATION AND CONSOLIDATION
NATURE OF OPERATIONS
On July 22, 2015, HHC Seafood Market Member LLC (HHSM or the HHC member), a subsidiary of Howard Hughes Corporation (HHC), together with VS-Fulton Seafood LLC (VS Member), a wholly-owned subsidiary of JG Restaurant Holdco, LLC (JG), formed Fulton Seafood Market, LLC (the “Company”), through the Original Company LLC Agreement, for the purpose of operating a first-class “Jean Georges concept” food hall and market place, featuring various menus and atmosphere that will prepare and sell a variety of specialty goods, beverages, fresh seafood and other products. The Original Company LLC Agreement was superseded and replaced in its entirety by the Amended and Restated Operating Agreement dated as of January 8, 2018 and a Second Amended and Restated Operating Agreement was entered into as of August 11, 2022 (LLC Agreement).
Per Article 4 of the LLC Agreement, the HHC member shall contribute cash to the Company at such times and in such amounts as necessary in order to fund the operations of the Company. Under no circumstances shall the VS Member be required to make any Capital Contributions to the Company. As of December 31, 2023 and January 1, 2023, the HHC member has contributed $48,052,013 and $43,117,059 respectfully to the Company.
In September 2022, the Company opened the food hall and marketplace in the Tin Building which is located in the historic South Street Seaport of New York, New York. The Tin Building is owned by South Street Seaport Limited Partnership, a subsidiary of HHC and the Company’s operations are managed by Creative Culinary Management Company, LLC (CCMC), a wholly owned subsidiary of JG Restaurant Holdco, LLC.
NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
FISCAL YEAR
The Company utilizes a 52- or 53-week accounting period that ends on the Sunday closest to December 31. Fiscal years 2023 and 2022 are each comprised of a 52-week period. Unless otherwise stated, references to 2022 and 2023 in this report relate to fiscal year rather than calendar year.
ESTIMATES
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
CASH AND CASH EQUIVALENTS
The Company considers highly liquid investments with maturities of three months or less as cash equivalents. Cash and cash equivalents also included $523,651 and $455,764 at December 31, 2023 and January 1, 2023, respectively of amounts due from commercial credit card companies, such as Visa, MasterCard, Discover, and American Express, which are generally received within a few days of the related transactions.

INVENTORY, NET
Inventories primarily consist of food, beverages retail products and related merchandise. Inventories are accounted for at lower of cost or net realizable value using the first-in, first-out (FIFO) method. Spoilage is expensed as incurred. At December 31, 2023 and January 1, 2023, an inventory reserve totaling $181,533 and $343,668, respectively is included in inventory, net on the accompanying balance sheets.
PROPERTY AND EQUIPMENT
Property and equipment is stated at cost. The cost of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. The Company capitalizes construction costs during construction of the restaurant and will begin to depreciate them once the restaurant begins operations. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in the statements of operations.
Depreciation and amortization of property and equipment is recorded utilizing the straight-line method over the estimated useful lives of the respective assets. The Company does not assign any salvage value to its assets. Leasehold improvements are amortized over the shorter of either the term of the lease or the useful life of the improvement utilizing the straight-line method.
LONG-LIVED ASSETS
The Company assesses the recoverability of long-lived assets, which consists of property and equipment, and right-of-use assets, whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. An impairment loss may be recognized when estimated undiscounted future cash flows expected to result from the use of the asset, including disposition, is less than the carrying value of the asset. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying amounts of the assets. Fair value is generally determined by estimates of discounted cash flows or value expected to be realized in third-party sale. No impairments have been recorded for the years ended December 31, 2023 and January 1, 2023.
INCOME TAXES
The Company is a limited liability company, which has elected to be taxed under the provisions of a partnership for income tax purposes. As such, the Company’s income or loss and credits are passed through to the members and reported on their individual income tax returns.
The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance, management assesses the likelihood that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period, including the technical merits of those positions. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change. Tax positions taken related to the Company’s federal tax filing classification and state income taxes have been reviewed, and management is of the opinion that material positions taken by the Company would more likely than not be sustained by examination. Accordingly, the Company has not recorded an income tax liability for uncertain tax positions.
REVENUE RECOGNITION
The Company recognizes revenue in accordance with Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606), which requires an entity to allocate the transaction price received from customers to each separate and distinct performance obligation and recognize revenue as these performance obligations are satisfied.
Revenue from restaurant sales is presented net of discounts and recognized when food and beverage are sold. Revenue from retail sales is presented net of discounts and recognized when retail products and related merchandise is sold.

The revenue from gift cards is included in unearned revenue when purchased by the customer and revenue is recognized when the gift cards are redeemed. Unearned revenues include liabilities established for the value of the gift cards when sold and are included in accrued expenses on the Company’s balance sheet were not material as of December 31, 2023 and January 1, 2023. The revenue from gift cards were not material for the year ended of December 31, 2023 and January 1, 2023.
The following table sets forth the Company’s nets sales disaggregated by sales channel for the years ended December 31, 2023 and January 1, 2023:

	December 31, 2023	January 1, 2023
Food	$17,661,115	$4,121,698
Alcohol	6,686,391	1,572,139
Retail	8,006,113	2,520,511
Total	$32,353,619	$8,214,348
ADVERTISING COSTS
Advertising costs, which are included in general and administrative expenses, are expensed as incurred. Advertising expenses for the years ended December 31, 2023 and January 1, 2023, amounted to $1,784,991 and $1,955,245, respectively and are included in general and administrative expenses on the statements of operations and member’s equity (deficit).
RECLASSIFICATIONS
Certain reclassifications were made to the financial statements for the prior periods to conform to current year presentation.
PRE-OPENING COSTS
The Company follows ASC Topic 720-15, “Start-up Costs,” which provides guidance on the financial reporting of start-up costs and organization costs. In accordance with this ASC Topic, costs of pre-opening activities and organization costs are expensed as incurred. Pre-opening costs include all expenses incurred by the restaurants prior to the restaurant's opening for business.
PRE-OPENING COSTS (CONTINUED)
These pre-opening costs include marketing, advertising, research and development on products, recipes and menus, costs to relocate and reimburse restaurant management staff members, costs to recruit and train hourly restaurant staff members, wages, travel, and lodging costs for the Company’s training team and other support staff members. Pre-opening costs expensed for the years ended December 31, 2023 and January 1, 2023 were $- and $6,608,834, respectively.
PRESENTATION OF SALES TAXES
The Company collects sales tax from customers and remits the entire amount to the respective states. The Company’s accounting policy is to exclude the tax collected and remitted from revenue and cost of sales. Sales tax payable amounted to $258,542 and $148,636 at December 31, 2023 and January 1, 2023, respectively and is presented in accrued expenses in the accompanying balance sheets.
NOTE 3 - LIQUIDITY AND GOING CONCERN
The Company had a negative operating cash flows of $39,080,619 and $32,660,971 at December 31, 2023 and January 1, 2023, respectively and a net loss of $41,516,962 and $36,767,590 at December 31, 2023 and January 1, 2023, respectively. Whether, and when, the Company can attain profitability and positive cash flows from operations is uncertain. As such, the Company will continue to require funding in the form of contributions from the

HHC member in order to fund its operations and meet obligations over the next twelve months from the date these financials statements are available to be issued.
Based on its significant loss from operations and negative cash flows from operations for the fiscal year 2023 and 2022, as well as, the future uncertainty, the Company has concluded that there is substantial doubt about the Company’s ability to continue as a going concern for the next 12 months. However, the financial statements do not include any adjustments to the carrying amounts and classifications of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.
NOTE 4 - PROPERTY AND EQUIPMENT
Property and equipment are summarized as follows for the years ended December 31, 2023 and January 1, 2023:

	December 31, 2023	January 1, 2023	Estimated Useful Lives
Leasehold improvements	$730,085	$21,090	Lease term
Kitchen equipment and other	2,161,427	1,412,235	5 year
Computers and computer systems	8,588,417	4,225,285	3 - 5 years
Furniture and fixtures	2,028,854	2,722,974	5 year
Construction in progress	728,175	126,810
	14,236,958	8,508,394
Less: accumulated depreciation	(3,351,145)	(631,129)
Property and Equipment, Net	$10,885,813	$7,877,265
Depreciation and amortization expense related to property and equipment amounted to $2,720,016 and $631,129 for the years ended December 31, 2023 and January 1, 2023, respectively, and included in general and administrative expenses on the statements of operations and members’ equity (deficit).
NOTE 5 - RELATED-PARTY TRANSACTIONS
In July 2020, the Company entered into a management agreement with CCMC to manage the location including the food and beverage operations. The agreement will terminate on the earlier of ten years from the effective date of the agreement or the date that the lease terminates. The management agreement stipulates a fixed fee of $150,000 per month as well as an annual fixed overhead management fee of $125,000 per year. Total management fees amounted to $1,925,000 and $850,805 for the years ended December 31, 2023 and January 1, 2023, respectively and is included in general and administrative expenses on the statements of operations and member’s equity (deficit).
Future management fees under the management agreement consist of the following:

For the Fiscal Years ended:
2024	$1,925,000
2025	1,925,000
2026	1,925,000
2027	1,925,000
2028	1,925,000
Thereafter	2,887,500
Total	$12,512,500
Pursuant to the management agreement, CCMC is responsible for the day-to-day operations and accounting functions. Payroll expenses reimbursed to the related party amounted to $887,904 and $405,311 for the years ended December 31, 2023 and January 1, 2023, respectively and is included in general and administrative expenses on the statements of operations and member’s equity (deficit).

NOTE 6 - LEASES
HHC owns 100% of the Tin Building and the Company leases its restaurant space under an operating lease with a 10-year initial term. HHC, as landlord, funded 100% of the development and construction of the restaurant space. The lease includes renewal options which can extend the lease term with two separate consecutive 5-year lease terms. The exercise of these renewal options is at the sole discretion of the Company, and only lease options that the Company believes are reasonably certain to exercise are included in the measurement of the lease assets and liabilities.
The lease agreement provides for minimum lease payments and does not include any material residual value guarantees or restrictive covenants.
The following summarizes the line items in the balance sheet which include amounts for operating leases as of December 31, 2023 and January 1, 2023:

	December 31, 2023	January 1 2023
Operating right-of-use assets	78,393,019	86,441,008

Short-term operating lease liability	8,259,748	8,047,989
Long-term operating lease liability	70,133,271	78,393,019
Total Operating Lease Liability	78,393,019	86,441,008
The components of operating lease costs are as follows for the years ended December 31, 2023 and January 1, 2023:

	December 31, 2023	January 1 2023
Operating lease costs
Fixed rent costs	$10,200,000	$4,112,903
Variable lease costs	2,010,133	511,365
Total Operating Lease Costs	$12,210,133	$4,624,268
The following summarizes the cash flow information related to operating leases for the years ended December 31, 2023 and January 1, 2023:

	December 31, 2023	January 1 2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating Cash Flows from Operating Leases	$10,200,000	$4,112,903
Weighted average lease term and incremental borrowing rate as of December 31, 2023 were as follows:

Remaining lease term - operating	8.5
Discount rate - operating	2.60%

The maturities of operating lease liabilities are as follows:

For the Years Ending December 31:
2025	$10,200,000
2026	10,200,000
2027	10,200,000
2028	10,200,000
2029	10,200,000
Thereafter	36,550,000
Total lease payments	87,550,000
Less: interest	(9,156,981)
Present Value of Lease Liability	$78,393,019
NOTE 7 - CONCENTRATION OF CREDIT RISK
For the years ended December 31, 2023 and January 1, 2023, the Company maintained all cash balances with one financial institution. The Federal Deposit Insurance Corporation (“FDIC”) insures certain accounts up to $250,000. At times, the Company’s balances may exceed the FDIC insured limits.
The Company had two suppliers which accounted for approximately 34% and 28% of purchases for the years ended December 31, 2023 and January 1, 2023, respectively. At December 31, 2023 and January 1, 2023, the amounts due to these suppliers were approximately $246,000 and $229,000, respectively. Management believes that other suppliers could provide the merchandise on comparable terms.
NOTE 8 - COMMITMENTS AND CONTINGENCIES
Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred, and the amount of the liability can be reasonably estimated. The Company is subject to various legal and governmental proceedings involving routine litigation incidental to our business. Reserves have been established based on our best estimates of our potential liability in certain of these matters. These estimates have been developed in consultation with outside counsel.
During Fiscal 2023, legal proceedings were brought against the Company from two of the Company’s outside vendors. The cases are currently pending, however, the Company has recorded an accrual in the amount of approximately $1,084,000 for potential legal damages, which is reflected in accrued expenses and other operating expenses. The Company does not believe the ultimate resolution of these matters will have a material impact on its consolidated financial position, results of operations or cash flows.
NOTE 9 - SUBSEQUENT EVENTS
The Company has evaluated subsequent events that have occurred through February 6, 2024, the date on which the financial statements were available for issuance and there have been no events which would have a material impact on these financial statements.

FULTON SEAFOOD MARKET, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED JANUARY 1, 2023

Independent Auditors’ Report
The Members
Fulton Seafood Market, LLC:
Opinion
We have audited the financial statements of Fulton Seafood Market, LLC (the Company), which comprise the balance sheet as of January 1, 2023, and the related statements of operations and member’s equity (deficit) and cash flows for the year then ended, and the related notes to the financial statements.
In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of January 1, 2023, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.
Basis for Opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Substantial Doubt About the Entity’s Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered losses from operations, negative cash flows from operations, and will continue to require funding in the form of contributions from the HHC member in order to fund its operations and meet obligations over the next twelve months. As such, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.
Emphasis of Matter
As discussed in Note 2 to the financial statements, as of January 2, 2022, the Company adopted new accounting guidance Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842), as amended. Our opinion is not modified with respect to this matter.
Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditors’ Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.
In performing an audit in accordance with GAAS, we:
•Exercise professional judgment and maintain professional skepticism throughout the audit.
•Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.
We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.
/s/ KPMG LLP
Dallas, Texas
September 20, 2023

FULTON SEAFOOD MARKET, LLC
BALANCE SHEET

January 1, 2023
ASSETS

Current Assets
Cash and cash equivalents	$1,947,694
Inventory, net	1,419,012
Due from related party	8,174
Prepaid expenses and other current assets	503,444

Total Current Assets	3,878,324

Property and Equipment, net	7,877,265

Operating right-of-use asset, net	86,441,008

Total Assets	$98,196,597

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities
Accounts payable	$1,523,620
Accrued expenses	3,927,929
Short-term operating lease liability	8,047,989

Total Current Liabilities	13,499,538

Long-term Liabilities
Long-term operating lease liability	78,393,019

Total Long-term Liabilities	78,393,019

Total Liabilities	91,892,557

Commitments and Contingencies

Members' Equity	6,304,040

Total Liabilities and Members' Equity	$98,196,597
See accompanying notes to the financial statements.

FULTON SEAFOOD MARKET, LLC
STATEMENT OF OPERATIONS AND MEMBER'S EQUITY (DEFICIT)

Year Ended January 1, 2023
Net sales	$8,214,348

Costs and expenses
Restaurant and retail operating expenses
Food and beverage costs	2,601,165
Retail expenses	1,665,891
Labor and related expenses	13,778,180
Rent and related expenses	4,562,987
Other operating expenses	7,300,959
Pre-opening costs	6,608,834
General and administrative expenses	8,463,922

Total Costs and Expenses	44,981,938

Net Loss	$(36,767,590)

Members' Deficit, Beginning of Year	(45,429)

Members Contributions	43,117,059

Members' Equity, End of Year	$6,304,040
See accompanying notes to the financial statements.

FULTON SEAFOOD MARKET, LLC
STATEMENT OF CASH FLOWS

Year Ended January 1, 2023
Cash Flows From Operating Activities
Net loss	$(36,767,590)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	631,129
Changes in operating assets and liabilities:
Inventory, net	(1,419,012)
Prepaid expenses and other current assets	(503,444)
Reduction in carrying amount of right of use asset	3,155,325
Accounts payable	1,523,408
Accrued expenses	3,882,712
Operating lease liabilities	(3,155,325)

Net Cash Used In Operating Activities	(32,652,797)

Cash Flows From Investing Activities
Purchases of property and equipment	(8,508,394)

Net Cash Used In Investing Activities	$(8,508,394)

Cash Flows From Financing Activities
Advances to related party	(8,174)
Contributions from Members	43,117,059

Net Cash Provided By Financing Activities	43,108,885

Net Increase in Cash	1,947,694

Cash - Beginning	—

Cash - Ending	$1,947,694
See accompanying notes to the financial statements

FULTON SEAFOOD MARKET, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED JANUARY 1, 2023
NOTE 1 - NATURE OF OPERATIONS
On July 22, 2015, HHC Seafood Market Member LLC (HHSM or the HHC member), a subsidiary of Howard Hughes Corporation (HHC), together with VS-Fulton Seafood LLC (VS Member), a wholly-owned subsidiary of JG Restaurant Holdco, LLC (JG), formed Fulton Seafood Market, LLC (the “Company”), through the Original Company LLC Agreement, for the purpose of operating a first-class “Jean Georges concept” food hall and market place, featuring various menus and atmosphere that will prepare and sell a variety of specialty goods, beverages, fresh seafood and other products. The Original Company LLC Agreement was superseded and replaced in its entirety by the Amended and Restated Operating Agreement dated as of January 8, 2018 and a Second Amended and Restated Operating Agreement was entered into as of August 11, 2022 (LLC Agreement).
Per Article 4 of the LLC Agreement, the HHC member shall contribute cash to the Company at such times and in such amounts as necessary in order to fund the operations of the Company. Under no circumstances shall the VS Member be required to make any Capital Contributions to the Company. As of January 1, 2023, the HHC member has contributed $43,117,059 to the Company.
In September 2022, the Company opened the food hall and market place in the Tin Building which is located in the historic South Street Seaport of New York, New York. The Tin Building is owned by South Street Seaport Limited Partnership, a subsidiary of HHC and the Company’s operations are managed by Creative Culinary Management Company, LLC (CCMC), a wholly owned subsidiary of JG Restaurant Holdco, LLC.
NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
Fiscal Year
The Company utilizes a 52 or 53 week accounting period that ends on the Sunday closest to December 31. Fiscal year 2022 is comprised of a 52-week period.
ESTIMATES
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
CASH AND CASH EQUIVALENTS
The Company considers highly liquid investments with maturities of three months or less as cash equivalents. Cash and cash equivalents also included $455,764 of amounts due from commercial credit card companies, such as Visa, MasterCard, Discover, and American Express, which are generally received within a few days of the related transactions. At times, the balances in the cash and cash equivalents accounts may exceed federal insured limits. The Federal Deposit Insurance Corporation insures eligible accounts up to $250,000 per depositor at each financial institution. The Company limits uninsured balances to only large, well-known financial institutions and believes that it is not exposed to significant credit risk on cash and cash equivalents.

INVENTORY
Inventories primarily consist of food, beverages retail products and related merchandise. Inventories are accounted for at lower of cost or net realizable value using the first-in, first-out (FIFO) method. Spoilage is expensed as incurred.
PROPERTY AND EQUIPMENT
Property and equipment is stated at cost. The cost of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. The Company capitalizes construction costs during construction of the restaurant and will begin to depreciate them once the restaurant begins operations. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in the statements of operations.
Depreciation and amortization of property and equipment is recorded utilizing the straight-line method over the estimated useful lives of the respective assets. The Company does not assign any salvage value to its assets
Leasehold improvements are amortized over the shorter of either the term of the lease or the useful life of the improvement utilizing the straight-line method.
LONG-LIVED ASSETS
The Company assesses the recoverability of long-lived assets, which consists of property and equipment, and right-of-use assets, whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. An impairment loss may be recognized when estimated undiscounted future cash flows expected to result from the use of the asset, including disposition, is less than the carrying value of the asset. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying amounts of the assets. Fair value is generally determined by estimates of discounted cash flows or value expected to be realized in third-party sale. No impairments have been recorded for period ended January 1, 2023.
INCOME TAXES
The Company is a limited liability company, which has elected to be taxed under the provisions of a partnership for income tax purposes. As such, the Company’s income or loss and credits are passed through to the members and reported on their individual income tax returns.
The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance, management assesses the likelihood that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period, including the technical merits of those positions. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change. Tax positions taken related to the Company’s federal tax filing classification and state income taxes have been reviewed, and management is of the opinion that material positions taken by the Company would more likely than not be sustained by examination. Accordingly, the Company has not recorded an income tax liability for uncertain tax positions.
ADOPTION OF FASB ASC 842
Effective January 2, 2022, the Company adopted FASB Accounting Standards Codification (ASC) 842, Leases (ASC 842). The Company determines if an arrangement contains a lease at inception based on whether the Company has the right to control the asset during the contract period and other facts and circumstances. The Company elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed it to carry forward the historical lease classification. The Company elected the short-term lease recognition exemption for all leases that qualify. Consequently, for those leases that qualify, the Company will not recognize right-of-use assets or lease liabilities on the balance sheet. The Company generally does not have access to the rate implicit in the lease, and therefore the Company utilizes a risk-free rate as the discount rate. At the time of adoption there were no leases; therefore, there was no impact on the Company's financial statements as a whole.

The lease entered into as of August 6, 2022 resulted in the recognition of right-of-use assets of $89,596,333 and operating lease liabilities of $89,596,333, which is the date the restaurant began operations. See Note 6.
REVENUE RECOGNITION
The Company recognizes revenue in accordance with Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606), which requires an entity to allocate the transaction price received from customers to each separate and distinct performance obligation and recognize revenue as these performance obligations are satisfied. Revenue from restaurant sales is presented net of discounts and recognized when food and beverage are sold. Revenue from retail sales is presented net of discounts and recognized when retail products and related merchandise is sold. Sales tax collected from customers is excluded from restaurant and retail sales and the obligation is included in sales tax payable until the taxes are remitted to the appropriate taxing authorities.
The revenue from gift cards is included in unearned revenue when purchased by the customer and revenue is recognized when the gift cards are redeemed. Unearned revenues include liabilities established for the value of the gift cards when sold and are included in accrued expenses on the Company’s balance sheet and were not material as of January 1, 2023. The revenue from gift cards were not material for the year ended January 1, 2023.
The following table sets forth the Company’s nets sales disaggregated by sales channel:

Food	$4,121,698
Alcohol	1,572,139
Retail	2,520,511

Total	$8,214,348
ADVERTISING COSTS
Advertising costs, which are included in general and administrative expenses, are expensed as incurred. Advertising expenses for the year ended January 1, 2023, amounted to $1,955,245 and are included in general and administrative expenses on the statement of operations and member’s equity (deficit).
PRE-OPENING COSTS
The Company follows ASC Topic 720-15, “Start-up Costs,” which provides guidance on the financial reporting of start-up costs and organization costs. In accordance with this ASC Topic, costs of pre-opening activities and organization costs are expensed as incurred. Pre-opening costs include all expenses incurred by the restaurant prior to the restaurant's opening for business. These pre-opening costs include marketing, advertising, research and development on products, recipes and menus, costs to relocate and reimburse restaurant management staff members, costs to recruit and train hourly restaurant staff members, wages, travel, and lodging costs for the Company’s training team and other support staff members. Pre-opening costs expensed for the year ended January 1, 2023 were $6,608,834.
PRESENTATION OF SALES TAXES
The Company collects sales tax from customers and remits the entire amount to the respective states. The Company’s accounting policy is to exclude the tax collected and remitted from revenue and cost of sales. Sales tax payable amounted to $148,636 at January 1, 2023, and is presented in accrued expenses in the accompanying balance sheet.
NOTE 3 - LIQUIDITY AND GOING CONCERN
The Company had negative operating cash flows of $32,652,797 and net loss of $36,767,590. Whether, and when, the Company can attain profitability and positive cash flows from operations is uncertain. As such, the Company will continue to require funding in the form of contributions from the HHC member in order to fund its operations and meet obligations over the next twelve months from the date these financials statements are available to be issued.
Based on its significant loss from operations and negative cash flows from operations for the fiscal year 2022, as well as, the future uncertainty, the Company has concluded that there is substantial doubt about the Company’s ability to continue as a going concern for the next 12 months. However, the financial statements do not include any adjustments to the carrying amounts and classifications of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.
NOTE 4 - PROPERTY AND EQUIPMENT
Property and equipment is summarized as follows:

		Estimated Useful Lives
Leasehold Improvements	$21,090	Lease term
Kitchen equipment and other	1,412,235	5 years
Computers and computer systems	4,225,285	3 - 5 years
Furniture and fixtures	2,722,974	5 years
Construction in Progress	126,810
	8,508,394

Less: Accumulated depreciation	(631,129)

Property and Equipment, Net	$7,877,265
Depreciation and amortization expense related to property and equipment amounted to $631,129, for the year ended January 1, 2023 and included in general and administrative expenses on the statement of operations and members’ equity (deficit).
NOTE 5 - RELATED PARTY TRANSACTIONS
In July 2020, the Company entered into a management agreement with CCMC to manage the location including the food and beverage operations. The agreement will terminate on the earlier of ten years from the effective date of the agreement or the date that the lease terminates. The management agreement stipulates a fixed fee of $150,000 per month as well as an annual fixed overhead management fee of $125,000 per year. Total management fees amounted to $850,805 for the year ended January 1, 2023 and is included in general and administrative expenses on the statement of operations and member’s equity (deficit).
Future management fees under the management agreement consist of the following:

For the Years Ending January 1:
2024	$1,925,000
2025	1,925,000
2026	1,925,000
2027	1,925,000
2028	1,925,000
Thereafter	4,812,500

Total	$14,437,500

Pursuant to the management agreement, CCMC is responsible for the day-to-day operations and accounting functions. Payroll expenses reimbursed to the related party amounted to $405,311 for the year ended January 1, 2023 and is included in general and administrative expenses on the statement of operations and member’s equity (deficit).
NOTE 6 - LEASES
HHC owns 100% of the Tin Building and the Company leases its restaurant space under an operating lease with a 10 year initial term. HHC, as landlord, funded 100% of the development and construction of the restaurant space. The lease includes renewal options which can extend the lease term with two separate consecutive 5 year lease terms. The exercise of these renewal options is at the sole discretion of the Company, and only lease options that the Company believes are reasonably certain to exercise are included in the measurement of the lease assets and liabilities.
The lease agreement provides for minimum lease payments and does not include any material residual value guarantees or restrictive covenants.
The following summarizes the line items in the balance sheet which include amounts for operating leases as of January 1,2023:

Operating right-of-use assets	$86,441,008

Short-term operating lease liability	8,047,989
Long-term operating lease liability	78,393,019

Total operating lease liability	$86,441,008
The components of operating lease costs are as follows for the year ended January 1, 2023:

Operating lease costs
Fixed rent costs	$4,112,903
Variable lease costs	511,365

$4,624,268
The following summarizes the cash flow information related to operating leases for the year ended January 1, 2023:

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$4,112,903
Weighted average lease term and incremental borrowing rate as of January 1, 2023 were as follows:

Remaining lease term - operating	9.5
Discount rate - operating	2.60%

The maturities of operating lease liabilities are as follows:

For the Years Ending January 1:
2024	$10,200,000
2025	10,200,000
2026	10,200,000
2027	10,200,000
2028	10,200,000
Thereafter	46,750,000
Total lease payments	97,750,000
Less: Interest	(11,308,992)
Present Value of Lease Liability	$86,441,008
NOTE 7 - CONCENTRATION OF CREDIT RISK
For the year ended January 1, 2023, the Company maintained all cash balances with one financial institution. The Federal Deposit Insurance Corporation (“FDIC”) insures certain accounts up to $250,000. At times, the Company’s balances may exceed the FDIC insured limits.
The Company had two suppliers which accounted for approximately 28% of purchases for the year ended January 1, 2023. At January 1, 2023, the amounts due to these suppliers were approximately $229,000. Management believes that other suppliers could provide the merchandise on comparable terms.
NOTE 8 - COMMITMENTS AND CONTINGENCIES
Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred, and the amount of the liability can be reasonably estimated. The Company is subject to various legal and governmental proceedings involving routine litigation incidental to our business. Reserves have been established based on our best estimates of our potential liability in certain of these matters. These estimates have been developed in consultation with outside counsel. Certain legal proceedings are pending against the Company as of January 1, 2023. The Company does not believe the ultimate resolution of these matters will have a material impact on its consolidated financial position, results of operations or cash flows.
NOTE 9 - SUBSEQUENT EVENTS
The Company has evaluated subsequent events that have occurred through September 20, 2023, the date on which the financial statements were available for issuance and there have been no events which would have a material impact on these financial statements.

PRELIMINARY PROSPECTUS

SEAPORT ENTERTAINMENT GROUP INC.
Up to $175,000,000 in Subscription Rights to purchase up to
           7,000,000 Shares of Common Stock

The date of this prospectus is           , 2024.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
The expenses, other than underwriting commissions, expected to be incurred by Seaport Entertainment in connection with the issuance and distribution of the securities being registered under this registration statement are estimated to be as follows:

Securities and Exchange Commission Registration Fee	$25,830
Financial Industry Regulatory Authority, Inc. Filing Fee	$
NYSE American Listing Fee	$
Legal Fees and Expenses	$
Accounting Fees and Expenses	$
Subscription Agent and Registrar Fees	$
Information Agent Fees and Expenses	$
Miscellaneous	$
Total	$
ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
Section 145 of the DGCL permits Seaport Entertainment, in certain circumstances, to indemnify any present or former director, officer, employee or agent of Seaport Entertainment against judgments, penalties, fines, settlements and reasonable expenses incurred in connection with a proceeding in which any such person was, is or is threatened to be, made a party by reason of holding such office or director position. Our Certificate of Incorporation and Bylaws provide for indemnification of our directors and officers to the maximum extent permitted by Delaware law, subject to limited exceptions. Our Certificate of Incorporation provides that, subject to Delaware law, our directors and officers will not be personally liable for monetary damages awarded as a result of a breach of their fiduciary duty owed to Seaport Entertainment and its stockholders. This provision does not eliminate our directors’ and officers’ fiduciary duty and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law.
In addition, we have entered into indemnification agreements with each of our directors and executive officers (and intend to enter into similar indemnification agreements with any future directors and executive officers). These agreements require, among other things, that we indemnify each of our directors and executive officers to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, court costs, judgments, fines and settlement amounts reasonably incurred by the director or officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer. We are also expressly authorized to carry directors’ and officers’ insurance to protect us, our directors, officers and certain employees against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
(a)Exhibits
Exhibit Index

Exhibit Number	Exhibit Description
1.1	Form of Dealer-Manager Agreement

2.1**
Separation Agreement, dated July 31, 2024, between Seaport Entertainment Group Inc. and Howard Hughes Holdings Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Seaport Entertainment Group Inc. on August 1, 2024)

3.1**
Amended and Restated Certificate of Incorporation of Seaport Entertainment Group Inc. (incorporated by reference to Exhibit 3.1 to the Form 8-K filed by Seaport Entertainment Group Inc. on August 1, 2024)

3.2**	Amended and Restated Bylaws of Seaport Entertainment Group Inc. (incorporated by reference to Exhibit 3.2 to the Form 8-K filed by Seaport Entertainment Group Inc. on August 1, 2024)

4.1**	Form of Investor Rights Agreement (incorporated by reference to Exhibit 10.6 to Amendment No. 4 to the Form 10 filed by Seaport Entertainment Group Inc. on July 19, 2024)

4.2	Form of Subscription Rights Certificate

5.1*	Opinion of Latham & Watkins LLP

5.2*	Opinion of Richards, Layton & Finger, P.A.

8.1	Tax Opinion of Latham & Watkins LLP

10.1**	Transition Services Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Seaport Entertainment Group Inc. on August 1, 2024)

10.2**	Tax Matters Agreement (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Seaport Entertainment Group Inc. on August 1, 2024)

10.3**	Employee Matters Agreement (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by Seaport Entertainment Group Inc. on August 1, 2024)

10.4**
Form of Indemnification Agreement between Seaport Entertainment Group Inc. and individual directors and officers (incorporated by reference to Exhibit 10.4 to Amendment No. 4 to the Form 10 filed by Seaport Entertainment Group Inc. on July 19, 2024)

10.5**
Standby Purchase Agreement, dated July 18, 2024, by and among Seaport Entertainment Group Inc., Howard Hughes Holdings Inc., Pershing Square Holdings, Ltd., Pershing Square, L.P. and Pershing Square International, Ltd. (incorporated by reference to Exhibit 10.5 to Amendment No. 4 to the Form 10 filed by Seaport Entertainment Group Inc. on July 19, 2024)

10.6**
First Amendment to Standby Purchase Agreement, dated July 23, 2024, by and among Seaport Entertainment Group Inc., Howard Hughes Holdings Inc., Pershing Square Holdings, Ltd., Pershing Square, L.P. and Pershing Square International, Ltd. (incorporated by reference to Exhibit 10.29 to Amendment No. 5 to the Form 10 filed by Seaport Entertainment Group Inc. on July 23, 2024)

10.7**
Second Amended and Restated Limited Liability Company Agreement of JG Restaurant Holdco LLC, dated March 1, 2022 (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to the Form 10 filed by Seaport Entertainment Group Inc. on June 18, 2024)

10.8**
Second Amended and Restated Limited Liability Company Agreement of Fulton Seafood Market, LLC, dated August 11, 2022 (incorporated by reference to Exhibit 10.8 to Amendment No. 1 to the Form 10 filed by Seaport Entertainment Group Inc. on June 18, 2024)

10.9**
Market Hall Management Agreement, dated July 1, 2020, by and between Fulton Seafood Market, LLC and Creative Culinary Management Company LLC (incorporated by reference to Exhibit 10.9 to Amendment No. 1 to the Form 10 filed by Seaport Entertainment Group Inc. on June 18, 2024)

10.1**
First Amendment to Market Hall Management Agreement, dated August 11, 2022, by and between Fulton Seafood Market, LLC and Creative Culinary Management Company LLC (incorporated by reference to Exhibit 10.10 to Amendment No. 1 to the Form 10 filed by Seaport Entertainment Group Inc. on June 18, 2024)

10.11**
Amended and Restated Agreement of Lease, dated June 27, 2013, by and between the City of New York (as successor in interest to the South Street Seaport Corporation) and South Street Seaport Limited Partnership (as successor in interest to Seaport Marketplace, Inc.) (incorporated by reference to Exhibit 10.11 to Amendment No. 1 to the Form 10 filed by Seaport Entertainment Group Inc. on June 18, 2024)

10.12**
First Amendment to Amended and Restated Agreement of Lease, dated January 11, 2017, by and between the City of New York (as successor in interest to the South Street Seaport Corporation) and South Street Seaport Limited Partnership (as successor in interest to Seaport Marketplace, Inc.) (incorporated by reference to Exhibit 10.12 to Amendment No. 1 to the Form 10 filed by Seaport Entertainment Group Inc. on June 18, 2024)

10.13**
Second Amendment to Amended and Restated Agreement of Lease, dated October 3, 2017, by and between the City of New York (as successor in interest to the South Street Seaport Corporation) and South Street Seaport Limited Partnership (as successor in interest to Seaport Marketplace, Inc.) (incorporated by reference to Exhibit 10.13 to Amendment No. 1 to the Form 10 filed by Seaport Entertainment Group Inc. on June 18, 2024)

10.14**
Third Amendment to Amended and Restated Agreement of Lease, dated October 2020, by and between the City of New York (as successor in interest to the South Street Seaport Corporation) and South Street Seaport Limited Partnership (as successor in interest to Seaport Marketplace, Inc.) (incorporated by reference to Exhibit 10.14 to Amendment No. 1 to the Form 10 filed by Seaport Entertainment Group Inc. on June 18, 2024)

10.15**
Fourth Amendment to Amended and Restated Agreement of Lease, dated December 29, 2021, by and between the City of New York (as successor in interest to the South Street Seaport Corporation) and South Street Seaport Limited Partnership (as successor in interest to Seaport Marketplace, Inc.) (incorporated by reference to Exhibit 10.15 to Amendment No. 1 to the Form 10 filed by Seaport Entertainment Group Inc. on June 18, 2024)

10.16**
Term Loan Agreement, dated September 7, 2023, by and between 250 Seaport District, LLC and Mizuho Capital Markets LLC (incorporated by reference to Exhibit 10.16 to Amendment No. 1 to the Form 10 filed by Seaport Entertainment Group Inc. on June 18, 2024)

10.17**
Amendment to Loan Documents Agreement, dated July 31, 2024, by and among 250 Seaport District, LLC, TWL-Bridgeland Holding Company, LLC, Seaport Entertainment Group Inc. and Mizuho Capital Markets LLC (incorporated by reference to Exhibit 10.7 to the Form 8-K filed by Seaport Entertainment Group Inc. on August 1, 2024)

10.18**	Interest and Expenses Guaranty, dated July 31, 2024, by Seaport Entertainment Group Inc. for the benefit of Mizuho Capital Markets LLC

10.19**
Note Purchase Agreement, dated July 20, 2018, by and between Clark County Las Vegas Stadium, LLC and Computershare Trust Company National Association (as Trustee under that certain LVCVA (Las Vegas, NV) Receivables-Backed Pass Through Trust Agreement and Declaration of Trust) (incorporated by reference to Exhibit 10.18 to Amendment No. 1 to the Form 10 filed by Seaport Entertainment Group Inc. on June 18, 2024)

10.20**
Deed of Trust, Security Agreement, Assignment of Leases and Rents and Fixture Filing Statement, from Clark County Las Vegas Stadium, LLC to First American Title Insurance Company for the benefit of Wells Fargo Trust Company, National Association dated July 20, 2018 (incorporated by reference to Exhibit 10.19 to Amendment No. 1 to the Form 10 filed by Seaport Entertainment Group Inc. on June 18, 2024)

10.21**
Omnibus Amendment, dated July 31, 2024, by and among Clark County Las Vegas Stadium, LLC and Computershare Trust Company, National Association (incorporated by reference to Exhibit 10.8 to the Form 8-K filed by Seaport Entertainment Group Inc. on August 1, 2024)

10.22**
Indemnity and Guaranty Agreement, dated July 31, 2024, by and between Seaport Entertainment Group Inc. and Computershare Trust Company, National Association (as successor to Wells Fargo Trust Company, National Association), as Trustee (incorporated by reference to Exhibit 10.9 to the Form 8-K filed by Seaport Entertainment Group Inc. on August 1, 2024)

10.23**
Credit Agreement, dated July 31, 2024, between SEG Revolver, LLC and Howard Hughes Holdings Inc. (incorporated by reference to Exhibit 10.6 to the Form 8-K filed by Seaport Entertainment Group Inc. on August 1, 2024)

10.24**
Naming Rights and Marketing Agreement, dated July 20, 2018, by and between Las Vegas Convention and Visitors Authority and Clark County Las Vegas Stadium LLC (incorporated by reference to Exhibit 10.21 to Amendment No. 1 to the Form 10 filed by Seaport Entertainment Group Inc. on June 18, 2024)

10.25**+
Employment Agreement, dated September 29, 2023, by and between Howard Hughes Holdings Inc. and Anton Nikodemus (incorporated by reference to Exhibit 10.22 to Amendment No. 1 to the Form 10 filed by Seaport Entertainment Group Inc. on June 18, 2024)

10.26**+
Amendment to Employment Agreement, dated August 1, 2024, by and between Seaport Entertainment Group Inc. and Anton Nikodemus (incorporated by reference to Exhibit 10.10 to the Form 8-K filed by Seaport Entertainment Group Inc. on August 1, 2024)

10.27**+
Employment Agreement, dated February 2, 2024, by and between Howard Hughes Holdings Inc. and Matthew Partridge (incorporated by reference to Exhibit 10.23 to Amendment No. 1 to the Form 10 filed by Seaport Entertainment Group Inc. on June 18, 2024)

10.28**+
Amendment to Employment Agreement, dated August 1, 2024, by and between Seaport Entertainment Group Inc. and Matthew Partridge (incorporated by reference to Exhibit 10.11 to the Form 8-K filed by Seaport Entertainment Group Inc. on August 1, 2024)

10.29**+
Employment Agreement, dated May 1, 2024, by and between Howard Hughes Holdings Inc. and Lucy Fato (incorporated by reference to Exhibit 10.24 to Amendment No. 1 to the Form 10 filed by Seaport Entertainment Group Inc. on June 18, 2024)

10.30**+
Amendment to Employment Agreement, dated August 1, 2024, by and between Seaport Entertainment Group Inc. and Lucy Fato (incorporated by reference to Exhibit 10.12 to the Form 8-K filed by Seaport Entertainment Group Inc. on August 1, 2024)

10.31**+	Seaport Entertainment Group Inc. 2024 Equity Incentive Plan (incorporated by reference to Exhibit 10.28 to Amendment No. 4 to the Form 10 filed by Seaport Entertainment Group Inc. on July 19, 2024)

10.32**+
Form of Stock Option Agreement under the Seaport Entertainment Group Inc. 2024 Equity Incentive Plan (incorporated by reference to Exhibit 10.13 to the Form 8-K filed by Seaport Entertainment Group Inc. on August 1, 2024)

10.33**+
Form of Restricted Stock Unit Agreement under the Seaport Entertainment Group Inc. 2024 Equity Incentive Plan (incorporated by reference to Exhibit 10.14 to the Form 8-K filed by Seaport Entertainment Group Inc. on August 1, 2024)

10.34**
First Amendment to Second Amended and Restated Limited Liability Company Agreement (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by Seaport Entertainment Group Inc. on August 1, 2024)

21.1**	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to Amendment No. 4 to the Form 10 filed by Seaport Entertainment Group Inc. on July 19, 2024)

23.1	Consent of Auditor

23.2	Consent of Auditor

23.3*	Consent of Latham & Watkins LLP (included in the opinion filed as Exhibit 5.1 hereto)

23.4*	Consent of Richards, Layton & Finger, P.A. (included in the opinion filed as Exhibit 5.2 hereto)

23.5	Consent of Latham & Watkins LLP (included in the opinion filed as Exhibit 8.1 hereto)

99.1	Form of Instructions as to Use of Seaport Entertainment Group Inc. Rights Certificates

99.2	Form of Nominee Holder Certification

99.3	Form of Beneficial Owner Election Form

99.4	Form of Notice of Guaranteed Delivery
107**	Filing Fee Table
____________
*To be filed by amendment.
**     Previously filed.
+       Management contract, compensatory plan or arrangement.

ITEM 17. UNDERTAKINGS.
The undersigned registrant hereby undertakes:
(a)
(1)To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)To include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii)To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) (§ 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” or “Calculation of Registration Fee” table, as applicable, in the effective registration statement; and
(iii)To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided, however, that: paragraphs (a)(1)(i), (ii), and (iii) of this section do not apply if the registration statement is on Form S-1 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act, that are incorporated by reference in the registration statement.
(2)That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(5)That, for the purpose of determining liability under the Securities Act to any purchaser: each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§ 230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(b)The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof
(h)Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York City, State of New York, on September 4, 2024.

SEAPORT ENTERTAINMENT GROUP INC.

By:	/s/ Anton D. Nikodemus
Name: Anton D. Nikodemus
Title: Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Anton D. Nikodemus	Chief Executive Officer and Director (Principal Executive Officer)	September 4, 2024
Anton D. Nikodemus

/s/ Matthew M. Partridge	Chief Financial Officer (Principal Financial Officer)	September 4, 2024
Matthew M. Partridge

/s/ Lenah Elaiwat	Chief Accounting Officer (Principal Accounting Officer)	September 4, 2024
Lenah Elaiwat

*	Director	September 4, 2024
Michael A. Crawford

*	Director	September 4, 2024
Monica S. Digilio

*	Director	September 4, 2024
Anthony F. Massaro

*	Director	September 4, 2024
David Z. Hirsh

* By: /s/ Anton D. Nikodemus
Anton D. Nikodemus
Attorney-in-fact